
MIM

File No. 82-173


03022067

1 May 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA


SEC MAIL PROCESSING
RECEIVED
MAY 06 2003
WASH. D.C. 187 SECTION

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per **MARIAN GIBNEY**
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone** (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au*

Notice of Scheme Meeting

Shareholder Name & Address

Shareholder Barcode

Shareholder Number

M.I.M. HOLDINGS LIMITED ABN 69 009 814 019

NOTICE OF SCHEME MEETING

NOTICE IS HEREBY GIVEN in accordance with an order of the Supreme Court of Queensland (***Court***) made on 1 May 2003 pursuant to section 411(1) of the Corporations Act 2001, that a meeting of ordinary shareholders of M.I.M. Holdings Limited (***Company***) will be held at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane on 6 June 2003 at 10.00am (***Meeting***) for the purpose of considering and, if thought fit, passing the following resolution:

THAT pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act, the arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company as more particularly set out in the Information Memorandum accompanying this Notice is agreed to (with or without any modification as approved by the Court).

BY ORDER OF THE BOARD



Company Secretary

M.I.M. Holdings Limited

Date: 1 May 2003


MIM

Notes:

Material accompanying this Notice

The resolution should be read in conjunction with the Information Memorandum which accompanies this Notice. Terms used in this Notice, unless defined in this Notice, have the same meaning as set out in the Glossary of terms in Section 10 of the Information Memorandum.

A copy of the Scheme is contained in Section 9 of the Information Memorandum.

A personalised Proxy form accompanies this Notice.

Voting and required majority

In accordance with section 411(4)(a)(ii) of the Corporations Act, for the Scheme to be effective the resolution must be passed by:

(a) a majority in number of holders of ordinary shares present and voting (either in person, by attorney or by proxy or in the case of corporations, by authorised corporate representative) at this Meeting; and

(b) at least 75% of the total number of MIM Shares voted at this Meeting.

Voting by poll

Voting at the Meeting will occur by poll only.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, the Scheme must be approved by order of the Court. If the resolution put to this Meeting is passed (with or without modification) in accordance with the requisite majorities set out above and the conditions precedent set out in the Implementation Agreement as set out in Section 7 of the Information Memorandum are satisfied or (where applicable) waived, the Company intends to apply to the Court for the necessary orders to give effect to the Scheme.

Voting entitlement

Person recorded in the MIM Share Register as holders of MIM Shares as at the time of the Meeting on Friday 6 June 2003 will be treated as members of MIM for the purposes of the Meeting. This means that if you are not the registered holder of a MIM Share at the time of the Meeting, you will not be entitled to vote in respect of that Share.

How to vote

Shareholders can vote at the Meeting in either of two ways:

- by attending the Meeting and voting in person or by attorney or in the case of corporations, by authorised corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy form accompanying this Notice.

Voting in person (or by attorney or authorised corporate representative)

Shareholders or their attorneys who plan to attend the Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the Meeting, if possible, so that shareholdings may be checked against the register of members of MIM and attendances noted. Attorneys should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the Meeting. In order to vote in person at the Meeting, a corporation which is a shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the Meeting evidence of their appointment, including any authority under which it is signed.

Voting by proxy

You can vote by proxy by completing and returning the enclosed personalised Proxy form.

For the appointment of a proxy to be effective, the Proxy form (together with any power of attorney or other authority under which the Proxy form is signed or a copy of that power or authority certified as a true copy by statutory declaration) must be completed and received by the MIM Share Registry by 10.00am on Wednesday 4 June 2003 (which is 48 hours before the Meeting).

Proxy forms received after this time will be invalid.

Proxy forms can be returned by posting it in the reply paid envelope provided (for use in Australia only) or by delivering, posting or faxing it to:

- the MIM Share Registry, Level 1, Boundary Court, 55 Little Edward Street, Spring Hill, Queensland, 4000 (facsimile +617 3214 9280); or
- M.I.M. Holdings Limited, Share Registry, GPO Box 1433, Brisbane, Queensland, 4001.

Proxy Form

Shareholder Name & Address

Shareholder Barcode

Shareholder Number

M.I.M. Holdings Limited (ABN 69 009 814 019)

APPOINTMENT OF PROXY

Please complete using BLOCK LETTERS using a black or blue pen

I/We being a member/members of M.I.M. Holdings Limited (***MIM***), appoint

or in his or her absence (or if no nomination is made) the Chairman of the Scheme Meeting as my/our proxy to vote in accordance with the following directions, or, if no directions are given, as they think fit, at the Scheme Meeting of MIM to be held at 10.00 am on Friday 6 June 2003 at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane or at any adjournment of that meeting. Note that if you appoint the Chairman as your proxy (or if you fail to make a nomination so that the Chairman acts as your proxy) the Chairman will, unless you direct him how to vote your shares in accordance with the following section, vote your shares in favour of the resolution.

DIRECTION OF PROXY

If you wish to direct how your votes are to be cast, you should tick (✓) in the appropriate box appearing against the resolution below.

RESOLUTION	**FOR**	**AGAINST**	**ABSTAIN**
Approval of Scheme	☐	☐	☐

If you are appointing two proxies or only want your proxy to cast some of your votes, state below the number of shares or the percentage of your holding applicable to this form, otherwise leave blank.

NUMBER OF SHARES		PERCENTAGE (%)
	OR	

SIGNATURE OF MEMBER/S

Shareholder 1/Sole Director and Sole Company Secretary/Director/Attorney

Company Seal (if applicable)

Shareholder 2/Director

Dated: ______________________ 2003

For instructions on how to vote please see overleaf

Proxy Form: (continued)

PLEASE NOTE

1. The Scheme Meeting will be held at 10.00 am on Friday 6 June 2003 at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane. You are encouraged to arrive early for registration, which will begin at 9.00 am.
2. If you are unable to attend the Scheme Meeting you are encouraged to complete and return this proxy form to the MIM Share Registry in accordance with the instructions below.

INSTRUCTIONS

1. If you want your proxy to cast all of the votes which you may cast on the resolution in a particular manner, you should place a tick in the relevant "For", "Against" or "Abstain" box beside the resolution.
2. If you are entitled to cast 2 or more votes then you may appoint 2 proxies (but not more than 2). An additional proxy form is available by telephoning the MIM Share Registry on (07) 3214 9299. A proxy need not be a member of MIM.
3. If you want your proxy to cast only some of your votes which may be cast on the resolution in a particular manner on a poll, you should indicate where requested either the number of votes to be cast or the percentage of your total votes to be cast by the proxy to which this proxy form applies. If you appoint 2 proxies and the appointment does not specify the proportion or the number of votes each proxy may exercise, each proxy may exercise half the votes.
4. When completing this proxy form, please remember to sign and date the form. If your shares are held jointly, each holder must sign the form.
5. If this proxy form is signed by an attorney, the attorney must declare that he/she has not received any notice of revocation of appointment and a certified copy of the power of attorney, or the power itself, must be received by the MIM Share Registry by 10.00 am on Wednesday 4 June 2003.
6. Proxies given by a company must be executed in accordance with the company's constitution and the Corporations Act 2001 or signed by an attorney duly appointed by the corporation. The representative should bring to the Scheme Meeting evidence of their appointment, including any authority under which it is signed.
7. For the appointment of your proxy to be effective, this proxy form (together with any power of attorney or other authority under which the proxy form is signed or a copy of that power or authority certified as a true copy by statutory declaration) must be completed and received by the MIM Share Registry by 10.00 am on Wednesday 4 June 2003 (which is 48 hours before the Scheme Meeting).

   You may return your proxy form by delivering it to the MIM Share Registry at Level 1, Boundary Court, 55 Little Edward Street, Spring Hill, Queensland or by posting it in the reply paid envelope provided (for use in Australia only) or by posting or faxing it to:

   MIM Share Registry
Level 1, Boundary Court
55 Little Edward Street
Spring Hill, Queensland, Australia, 4000
Facsimile: (07) 3214 9280

   or

   M.I.M. Holdings Limited
Share Registry
GPO Box 1433
Brisbane, Queensland, Australia, 4001

   Proxy forms received after this time will be invalid.

NOTES

1. If you return this proxy form but do not nominate a proxy, you will be taken to have appointed the Chairman of the Scheme Meeting as your proxy.
2. If you return this proxy form but your proxy does not attend the Scheme Meeting, the Chairman of the Scheme Meeting will act in place of your proxy.
3. If you specify the way your proxy is to vote on the resolution then:
   (a) if your proxy is the chairman of the Scheme Meeting, he or she must vote on a poll and must vote the way you instruct; and
   (b) if your proxy is not the chairman of the Scheme Meeting, he or she need not vote on a poll but, if they do, they must vote the way you instruct.
4. Subject to Note 5, if you do not specify the way your proxy is to vote, your proxy may vote, or abstain from voting, as they think fit.
5. If you appoint the Chairman of the Scheme Meeting as your proxy but do not specify how your votes are to be cast, your votes will be used to vote in favour of the resolution.
6. Persons recorded in the MIM Share Register as holders of MIM Shares as at the time of the Scheme Meeting will be treated as members of MIM for the purposes of the Scheme Meeting. This means that if you are not the registered holder of a MIM Share at the time of the Scheme Meeting, you will not be entitled to vote in respect of that Share.
7. If you require further information on how to complete this proxy form, please telephone the MIM Share Registry on (07) 3214 9299.

File No. 82-173

M.I.M. Holdings Limited ABN 69 009 814 019

Information Memorandum

Information Memorandum in relation to a recommended acquisition by scheme of arrangement of all the shares of M.I.M. Holdings Limited by Xstrata Holdings Pty Limited, a wholly owned subsidiary of Xstrata plc


MIM


Merrill Lynch


GRESHAM


Allens Arthur Robinson

This is an important document and requires your immediate attention. It should be read in its entirety. If you are in doubt as to what you should do, you should consult your investment or other professional advisor.

Key Dates

Latest date and time for mail lodgment of proxy form (see page 4 for further details)	**10.00am Wednesday 4 June 2003**
Date and time for determining eligibility to vote at the Scheme Meeting	**10.00am Friday 6 June 2003**
Scheme Meeting of MIM Shareholders	**10.00am Friday 6 June 2003**
Court hearing for approval of the Scheme	**Thursday 12 June 2003**
Suspension of trading in MIM Shares	**Thursday 12 June 2003**
Record Date for determining entitlements to Scheme Consideration	**Thursday 19 June 2003**
Implementation of the Scheme	**Friday 20 June 2003**
Despatch of cheques for Scheme Consideration	**Friday 20 June 2003**

All dates following the date of the Scheme Meeting are indicative only and are subject to the Court approval process and ASX approval. All times referred to are Australian Eastern Standard Time (***AEST***).

Date: This Information Memorandum is dated 1 May 2003.

Important notices

Read this document

You should read this Information Memorandum in its entirety before making a decision as to how to vote on the resolution to be considered at the Scheme Meeting. If you are in doubt as to what you should do, you should consult your investment or other professional adviser.

Responsibility statement

The information concerning Xstrata and the Xstrata Group contained in this Information Memorandum, including information as to the funding arrangements it has put in place to provide the Scheme Consideration and information as to the views, intentions and decisions of Xstrata and the directors of Xstrata and Xstrata plc in relation to MIM (collectively the ***Xstrata Information***) has been provided by Xstrata and is the responsibility of Xstrata. MIM does not assume any responsibility for the accuracy or completeness of the Xstrata Information.

Role of ASIC and the ASX

A copy of this Information Memorandum has been examined by ASIC. A copy of the Explanatory Statement set out in Section 4 of this Information Memorandum has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Scheme. If ASIC provides that statement, then it will be produced to the Court at the time of the Court hearing to approve the Scheme. Neither ASIC nor any of its officers takes any responsibility for the contents of this Information Memorandum.

A copy of this Information Memorandum has been lodged with the ASX. Neither the ASX nor any of its officers take any responsibility for the contents of this Information Memorandum.

Securities and Exchange Commission

This Information Memorandum has not been filed with or reviewed by the U.S. Securities and Exchange Commission, any state securities commission or other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Scheme or the accuracy, adequacy or completeness of this Information Memorandum. Any representation to the contrary is a criminal offence.

This Information Memorandum does not constitute an offer to sell or a solicitation of an offer to purchase any securities of Xstrata plc or MIM.

Forward looking statements

Certain statements in this Information Memorandum relate to the future. You should be aware that known and unknown risks, uncertainties, assumptions and other important factors could cause the actual results, performance or achievements of MIM to be materially different from the future results, performance or achievements expressed or implied by such statements. Deviations as to future results, performance and achievements are both normal and to be expected. Such risks, uncertainties, assumptions and other important factors include, among other things, the risks described in Section 2 of this Information Memorandum.

None of MIM nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Information Memorandum will actually occur and you are cautioned not to place undue reliance on such forward looking statement.

The forward looking statements in this Information Memorandum reflect views held only as of the date of this Information Memorandum.

Defined terms

Capitalised terms used in this Information Memorandum are defined in the Glossary of terms in Section 10.



Table of Contents

Enclosed with this Information Memorandum

Personalised proxy form for Scheme Meeting of MIM Shareholders.

Notice of Meeting.

Reply paid envelope (for use in Australia).

MIM Shareholder Information Line: 1800 65 65 30

If you have any questions in relation to the Scheme, you can call the MIM Shareholder Information Line on the above number between the hours of 8.00am and 6.00pm on weekdays.

You can also visit the MIM website at **www.mim.com.au**

Letter from the Chairman of MIM

Dear Shareholder,

On 7 April 2003, M.I.M. Holdings Limited (***MIM***) and Xstrata plc (***Xstrata***) announced a proposed transaction under which Xstrata, through a wholly owned subsidiary, would acquire all of the shares in MIM for $1.72 cash per share.

It is proposed to implement the transaction by way of a scheme of arrangement requiring MIM shareholder approval and approval of the Supreme Court of Queensland (***Scheme***). A scheme approach was required by Xstrata to secure the required funds to offer MIM shareholders the opportunity to receive cash for their shares.

The meeting for MIM shareholders to vote on the Scheme is to be held in Brisbane on Friday 6 June 2003. For the Scheme to proceed, certain conditions need to be satisfied and the Scheme must be approved by a majority in number of the MIM shareholders who vote at the Scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the Scheme meeting (in person or by proxy).

Subject to satisfaction of those conditions and the outcome of that shareholder vote, the Court hearing to consider whether to approve the Scheme is scheduled for Thursday 12 June 2003. If the Court hearing proceeds and the Scheme is approved by the Court, you will, on the sixth business day after the court hearing, be paid the Scheme consideration of $1.72 per MIM share held by you.

Your Board has resolved (by a 6:1 majority) that the Scheme is in the best interests of shareholders, and the Majority Directors recommend that you vote in favour of the Scheme at the Scheme meeting in the absence of a superior competitive proposal.

In recommending the Scheme, the Majority Directors have paid particular attention to the following:

- **Premium to MIM trading price**. The Scheme consideration of $1.72 cash per share represents a substantial premium to the prices at which MIM shares were trading on the Australian Stock Exchange prior to the announcement on 21 November 2002 that MIM had been approached by Xstrata (for example a 43% premium to the average price for the one month period prior to that date), and also a substantial premium over the prices at which MIM shares have generally traded over an extended period of time.
- **A rigorous process to identify a superior proposal**. Following the approach by Xstrata, MIM has undertaken an extensive process to seek alternative offers for the Company, and to identify alternative transactions and proposals involving parts of the Company, in an effort to realise superior total value for MIM's shareholders. MIM has received and considered both formal and informal proposals as a result of this process, however the Majority Directors do not consider that any alternative, other than the emergence of a superior competitive offer for all of MIM's shares, would deliver near term certain value in excess of $1.72 per share.
- **MIM shares unlikely to trade higher in the near term**. The Majority Directors recognise that MIM shares could ultimately trade at prices higher than $1.72 per share, particularly if MIM was able to continue the operational improvements that the Company's management and employees have been implementing, exploit its growth opportunities and there was an improved external environment. The Majority Directors, however, expect an MIM share price higher than $1.72 per share would probably only be realised in the medium to longer term, and note that there can be no assurance that such a share price would be achieved.
- **The Independent Expert's opinion supports the recommendation**. The Independent Expert, Grant Samuel, has had extensive access to the Company's operations, plans and projections for some months, and has concluded that the cash offer price of $1.72 per share is fair, and that the Scheme is in the best interests of MIM shareholders. The cash offer price of $1.72 per share is within the Independent Expert's valuation range of $1.70-$2.24 per share. The Independent Expert has stated that its valuation represents the full underlying value of MIM's business operations, takes into account the significant growth potential at a number of operations and includes a premium for control. The Grant Samuel report is included in full in Section 6 of this Information Memorandum.

Certain value now. The Majority Directors consider the breadth of the value range identified in the Grant Samuel Report underlines the uncertainty involved in assessing how the value of the Company may be reflected in the price at which its shares may trade in the near term, in the absence of the Xstrata offer or any competing offer. Further, the Majority Directors believe the future value of the Company's development assets is uncertain until full evaluation of those assets has been undertaken. In contrast, the Xstrata offer price is $1.72 per share in cash, to be paid to shareholders approximately two weeks after the Scheme meeting.

More detail on the reasoning of the Majority Directors is set out in Section 2.3 of this Information Memorandum.

The Managing Director, Mr Gauci, recommends that you vote against the Scheme at the Scheme meeting. His reasons are set out in detail in Section 2.4 of this Information Memorandum.

If the Scheme is not approved at the Scheme meeting then MIM will continue as an independent entity, you will not receive $1.72 cash for your shares and the Company will continue to pursue its operational and growth objectives and the creation of shareholder value. In this event the Company has a sound operational and financial basis to continue as an independent entity.

Your careful consideration of this matter is important.

I encourage you to read this Information Memorandum (including the report of the Independent Expert) carefully in full and, if required, to seek your own investment or other professional advice.

The Directors consider it important that you have the opportunity to vote on this matter and encourage you to do so. I urge you to attend the Scheme meeting or, if you are unable to attend, to complete and return the enclosed proxy form.

Yours sincerely,



Leo Tutt
Chairman

Scheme Meeting

The Scheme Meeting will be held

- at 10.00am on Friday 6 June 2003;
- at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane.

For the Scheme to proceed, it must be approved by a majority in number of MIM Shareholders present and voting at the Scheme Meeting (in person, by attorney, by proxy or, in the case of corporations, by authorised corporate representative) and at least 75% of the total number of MIM Shares voted at the Scheme Meeting. Shareholders will be eligible to vote at the Scheme Meeting if they are registered as an MIM Shareholder at the time of the Scheme Meeting.

What should you do?

- Read this Information Memorandum and the accompanying Notice of Meeting carefully.
- If you have any queries, consult your investment or other professional adviser or for information call the MIM Shareholder Information Line on 1800 65 65 30.
- Exercise your right to vote. Your Directors believe the Scheme is a matter of importance for all MIM Shareholders and therefore urge you to vote on the Scheme.

Voting by proxy

You can vote by completing and returning the enclosed personalised proxy form to be received by the MIM Share Registry or MIM by 10.00am on Wednesday 4 June 2003 (being 48 hours before the commencement of the Scheme Meeting).

You may return your proxy form to the MIM Share Registry or MIM by posting it in the reply paid envelope provided (for use in Australia) or by delivering or faxing it to:

MIM Share Registry Level 1, Boundary Court 55 Little Edward Street Spring Hill, Queensland, Australia, 4000 Facsimile: (07) 3214 9280	M.I.M. Holdings Limited Share Registry GPO Box 1433 Brisbane QLD 4001

Voting in person

If you hold MIM Shares and wish to vote in person, you must attend the Scheme Meeting at 10.00am on Friday 6 June 2003 at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane.

Attorneys who plan to attend the Scheme Meeting should bring with them the original or a certified copy of the power of attorney under which they have been authorised to attend and vote at the Scheme Meeting.

A corporation which is an MIM Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the Scheme Meeting evidence of their appointment, including any authority under which it is signed.

Section 1



Key features of the Scheme

This section is a summary only. MIM Shareholders should read the entire document before making a decision on how to vote.

The Scheme

On 7 April 2003 the directors of MIM and Xstrata plc announced the proposed acquisition of MIM by Xstrata plc through Xstrata Holdings Pty Limited, a wholly owned subsidiary of Xstrata plc.

The proposed transaction will be implemented by way of scheme of arrangement to be approved by MIM Shareholders. If the Scheme is implemented, MIM will become a wholly-owned subsidiary of Xstrata and will be delisted from the ASX and the New Zealand stock exchange.

What you will receive for your MIM Shares

Under the terms of the Scheme, MIM Shareholders will receive $1.72 cash from Xstrata for each MIM Share held at the Record Date.

When will you get paid

If the Scheme proceeds, the consideration for your MIM Shares must be paid by Xstrata 6 Business Days after the Court order approving the Scheme. This is expected to be Friday 20 June 2003.

Directors' recommendation

The majority of your Directors believe that the Scheme is in the best interests of MIM Shareholders and **recommend** that MIM Shareholders vote in favour of the Scheme in the absence of any superior offer. Each of those Directors intends to vote the MIM Shares held by him or on his behalf in favour of the Scheme.

The Managing Director, Mr Vince Gauci, does not believe that the Scheme is in the best interests of MIM Shareholders and recommends MIM Shareholders vote against the Scheme. He intends to vote the MIM Shares held by him or on his behalf against the Scheme.

The key reasons of each of the Directors for their recommendations and other matters which you may wish to take into consideration are set out in Section 2 of this Information Memorandum.

The vote and other approvals

For the Scheme to proceed, it must be approved by MIM Shareholders at the Scheme Meeting to be held on Friday 6 June 2003. The Scheme must be approved by:

- a majority in number of MIM Shareholders who vote at the Scheme Meeting (in person or by proxy); and
- at least 75% of the total number of MIM Shares voted at the Scheme Meeting (in person or by proxy).

If the Scheme is approved by MIM Shareholders the Court will be asked to approve the Scheme. The application for Court approval is expected to be made on Thursday 12 June 2003.

Conditions

Implementation of the Scheme is subject to a number of Conditions Precedent which are summarised in Section 4 of this Information Memorandum and set out in full in clause 3.1 of the Implementation Agreement (a copy of which is set out in Section 7 of this Information Memorandum).

How to vote

Details of how you can vote are contained on page 4 and in the Notice of Meeting enclosed with this Information Memorandum.

Information on Xstrata

Section 3 of this Information Memorandum contains information on Xstrata and the Xstrata Group.

Independent Expert

Grant Samuel was appointed by MIM to provide an opinion to the Directors as to whether the Scheme is in the best interests of MIM Shareholders. Grant Samuel has concluded that the Xstrata offer of $1.72 cash per MIM Share is fair and that the Scheme is in the best interests of MIM Shareholders.

The Independent Expert's Report is set out in full in Section 6 of this Information Memorandum. You are encouraged to read this report in full.

Tax implications

Section 5 of this Information Memorandum contains a report from PricewaterhouseCoopers concerning the income tax consequences of the Scheme for certain Australian resident MIM Shareholders. You are encouraged to read this report in full.

Section 2



2.1 Majority Directors' recommendation

The directors below recommend that you vote in favour of the Scheme at the Scheme Meeting, in the absence of a superior proposal:

Name of Director	Position
Leo Edward Tutt	Non-Executive Chairman
John Frederick Astbury	Non-Executive Director
John Crabb	Non-Executive Director
Michael Andrews Eager	Non-Executive Director
Kenneth Duncan MacDonald	Non-Executive Director
Cecil Raymond Stubbs	Non-Executive Director

(Majority Directors).

The Majority Directors believe that, for the reasons set out in Section 2.3 below, the Scheme is in the best interests of MIM Shareholders. The Majority Directors therefore recommend that, in the absence of a superior competing offer emerging, MIM Shareholders vote to approve the Scheme.

All Majority Directors intend to vote in favour of the Scheme in respect of the MIM Shares that they hold or that are held on their behalf. For details of the Majority Directors' shareholdings and interests in MIM Shares, see Section 4.17 of this Information Memorandum.

2.2 Mr Gauci's recommendation

The following director recommends that you vote against the Scheme at the Scheme Meeting:

Name of Director	Position
Vincent Patrick Gauci	Managing Director

(Mr Gauci).

Mr Gauci believes that, for the reasons set out in Section 2.4 below, the Scheme is not in the best interests of MIM Shareholders and that shareholders should vote against the Scheme at the Scheme Meeting.

Mr Gauci intends to vote against the Scheme in respect of the MIM Shares that he holds or that are held on his behalf. For details of Mr Gauci's shareholdings and interests in MIM Shares, see Section 4.17 of this Information Memorandum.

2.3 The key reasons for the recommendation of the Majority Directors

The Majority Directors have carefully considered:

- the trading history of MIM Shares (see Section 2.3(a) below);
- the responses received in relation to efforts to seek alternative offers (see Section 2.3(b) below);
- the changes in operational performance, commodity prices and exchange rates (or any combination of them) required for it to be likely that MIM Shares would trade above prices observed prior to the announcement on 21 November 2002 that MIM had been approached by Xstrata (see Section 2.3(d) below);
- the recent profitability and their view of the near term outlook for the continuing operations of the Company;
- the potential of the growth projects identified by MIM, the further work required for full financial evaluation of those projects, the uncertainty associated with the outcome of those evaluations and the level of investment capital required to pursue the projects (see Section 2.3(f) below); and
- the factors which contribute to the uncertain and broad range of potential values for an MIM Share, compared to the certain cash value of the Xstrata offer (see Section 2.3(f) below),

and concluded that in the absence of the Xstrata offer or any superior offer, it is unlikely that MIM Shares will trade at levels materially in excess of $1.72 through this and the next financial year, and it is more likely that MIM Shares will, during this period, trade at significantly lower levels. Further, the risks inherent in MIM

achieving a share price in the future which would deliver value to a MIM Shareholder superior to $1.72 per share at this time, with uncertainty of both outcome and timing, are such that the Majority Directors have concluded that MIM Shareholders will be better off if they vote in favour of the Scheme now.

The Independent Expert, Grant Samuel, has had extensive access to the Company's operations, plans and projections for some months, and has concluded that the cash offer price of $1.72 per share is fair, and that the Scheme is in the best interests of MIM Shareholders.

Taking all these factors into consideration, the Majority Directors believe that receipt of the Scheme consideration of $1.72 per share cash, scheduled to be received by shareholders in June 2003 under the Scheme, is clearly in the best interests of MIM Shareholders, and recommend that, in the absence of a competitive superior offer, shareholders vote in favour of the Scheme.

The Majority Directors have, in forming their conclusion and recommendation, given detailed consideration to the following:

(a) Premium to historical MIM share prices

Under the terms of the Scheme, MIM Shareholders will receive $1.72 cash for each MIM Share held by them. This represents a substantial premium to the prices at which MIM was trading on the Australian Stock Exchange prior to the announcement on 21 November 2002 that MIM had been approached by Xstrata, and also a substantial premium over the prices at which MIM Shares have generally traded on the Australian Stock Exchange over an extended period of time.

The charts below plot the MIM share price, both since 1 January 2002 and 1 January 1997, showing the performance of MIM Shares and the ASX 200 Resources index for the same period, and the premium implied by the Scheme Consideration. The table below sets out the implied premium of the Xstrata offer against a range of time periods.

MIM share price performance, relative ASX 200 Resources Index performance and implied offer premium, from 1 January 2002 and 1 January 1997

SINCE 1 JANUARY 2002

Share price & ASX 200 Resources


A$
Xstrata $1.72 offer
21 Nov 02 Announcement of discussions
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
MIM
ASX 200 Resources (rebased)

Implied offer premium


Premium implied by $1.72 offer
21 Nov 02 Announcement of discussions
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03

Source: IRESS as at 8 April 2003

SINCE 1 JANUARY 1997

Share price & ASX 200 Resources


A$
Oct 97
Asian crisis hits
21 Nov 02
Announcement
of discussions
Xstrata $1.72
offer
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
MIM
ASX 200 Resources (rebased)

Implied offer premium


Premium
implied by
$1.72 offer
Oct 97
Asian crisis hits
21 Nov 02
Announcement
of discussions
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
(20%)
(40%)
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03

Source: IRESS as at 8 April 2003

Premiums implied by Xstrata's offer

Period	MIM VWAP Price[1]	Premium implied by Xstrata's $1.72 offer
Day prior to 7 April[2]	1.60	8%
Period Nov 21[3] to 7 April	1.51	14%
Closing Price on 20 Nov[3]	1.25	38%
1 Month (pre-Nov 21[3])	1.20	43%
3 Months (pre-Nov 21)	1.16	48%
6 Months (pre-Nov 21)	1.19	44%
1 Year (pre-Nov 21)	1.22	40%
2 Years (pre-Nov 21)	1.17	47%
5 Years (pre-Nov 21)	1.09	58%

[1] VWAP prices calculated based on daily closing share prices and volume

[2] 7 April 2003 is the date on which MIM announced that it had agreed with Xstrata to pursue the Scheme

[3] 21 November 2002 is the date on which MIM announced to the ASX it had been approached by Xstrata

The Majority Directors note that trading in MIM Shares since the announcement on 21 November 2002 appears to have been influenced by the market's perception of the likelihood that MIM would complete a transaction with Xstrata or that some other party may act to secure control of the Company.

(b) Rigorous evaluation of alternatives to generate superior value for MIM Shareholders

Following the approach by Xstrata, MIM has undertaken an extensive process to seek alternative offers for the Company. On 21 November 2002, MIM and Xstrata publicly announced they were in preliminary discussions that might lead to a change of control of MIM. This announcement provided the opportunity for interested parties to approach MIM with alternative proposals. The process undertaken by the Company included making approaches to all relevant mining companies and, where appropriate, offering to provide access to detailed information regarding the Company.

Further, MIM has reviewed alternative transactions and proposals involving parts of the Company in an effort to realise superior total value for MIM Shareholders, including demergers, trade sales and joint ventures of parts of MIM's business.

MIM has received and considered both formal and informal proposals as a result of this process. Each proposal was considered by the Board on its merits, including certainty of value and certainty of execution, however the Majority Directors do not consider that any alternative, other than the emergence of a superior competitive offer for all of MIM's shares, can deliver near term certain value in excess of a cash offer of $1.72 per share.

(c) Possibility for a superior offer for all of MIM's shares

There remains the possibility that an interested party may make a superior competitive offer for all of MIM's shares prior to shareholders voting on the Scheme, and the recommendation of the Majority Directors remains subject to there being no superior offer for all of the shares in MIM. The Majority Directors note that should any interested party contemplate a superior offer, the Xstrata proposal sets a certain value benchmark, which benchmark is considered in the best interests of MIM Shareholders by the Majority Directors.

(d) Risks associated with MIM's long term trading value

The Majority Directors recognise that the earnings of MIM and cashflows available to MIM Shareholders have been intrinsically volatile in nature and fluctuate not only in response to the Company's operating performance and capital expenditure programs, but also in response to external conditions including commodity price and exchange rates, and more recently the impacts of currency hedging. The Majority Directors consider that while in recent years the significant improvement in the coal business and in the coal market and cost reductions and capacity expansion in copper have provided some earnings stability in a time of low metal prices, and loss making smelter assets in Europe have been divested or are being closed, the Company's earnings remain highly leveraged to commodity markets.

In their view the Company's share price at any particular time will reflect some combination of all of earnings, cashflow, general sentiment toward the Company and its industry, and the various views of the assessed value of MIM Shares.

The Majority Directors recognise that MIM Shares could ultimately trade at prices higher than $1.72 per share, particularly if MIM was able to continue the operational improvements that the Company's management and employees have been implementing, exploit its growth opportunities and there was an improved external environment. The Majority Directors, however, expect an MIM share price in excess of $1.72 per share would probably only be realised in the medium to longer term, and note that there can be no assurance that such a share price would be achieved.

The Majority Directors have also taken into account the recent profitability of the continuing operations of the Company and their view of the near term outlook.

The Independent Expert, Grant Samuel, notes that: "There can be no guarantee that MIM's performance or the external environment will materially improve, and there is at least a possibility that they will deteriorate". Grant Samuel has formed the view that "the balance of risks is such that shareholders are clearly better off voting in favour of the [Scheme]."

(e) Independent Expert concludes that $1.72 cash per share is fair and the Scheme is in the best interests of MIM Shareholders

An Independent Expert, Grant Samuel, has provided an opinion to the Directors and has concluded that the cash offer price of $1.72 per share is fair, and that the Scheme is in the best interests of MIM Shareholders.

The cash offer price of $1.72 per share is within Grant Samuel's valuation range of $1.70 - 2.24 per share. Grant Samuel has stated that its valuation represents the full underlying value of MIM's business operations and includes a premium for control. The valuation reflects the current and projected performance of MIM and takes into account the significant growth potential at a number of operations.

Grant Samuel has been considering information in relation to MIM for some months. Grant Samuel and its technical specialist, AMC, have had extensive access to the Company's personnel, operations, plans and projections.

Grant Samuel's report is included in Section 6 of this Information Memorandum. The report should be read in its entirety, including the assumptions on which the conclusions are based.

(f) Certainty of value

The Independent Expert, Grant Samuel, comments that

> "The future value of MIM will almost certainly be different from the current value, perhaps materially, depending on the resolution of the various risks associated with MIM's growth opportunities, and on future commodity prices, exchange rates and economic conditions. However, the possible future value of MIM is not relevant to the assessment of the Xstrata Offer. Rather, the assessment involves a comparison of the Xstrata Offer price with the current value of MIM".

The valuation of mining companies is necessarily subjective, taking account of future uncertain cashflows derived from assumptions as to the future operating performance of the company, future growth developments and future economic circumstances. The Majority Directors consider that the breadth of the value range identified in the Grant Samuel Report underlines the uncertainty involved in assessing how the value of the Company may be reflected in the price at which MIM Shares may trade in the near term, in the absence of the Xstrata offer or any competing offer.

The future value of development assets is uncertain until full evaluation of those assets has been undertaken. MIM's current development assets are described in the Grant Samuel Report and include the Rolleston coal project, the Mount Isa open pit and the McArthur River open pit/metal-on-site expansion. Other than Rolleston, which has received Board approval for development (and to which Grant Samuel has attributed significant value; see Grant Samuel Report paragraph 8.4.4), these projects are early stage with evaluation work continuing (for example, see Grant Samuel Report paragraphs 5.2.8 and 6.2.6).

While, in the opinion of the Majority Directors, both the Mount Isa open pit (see Grant Samuel Report paragraph 8.5.4) and the McArthur River expansion (see Grant Samuel Report paragraph 8.6.2) potentially represent additional value for the Company, the likelihood, quantum and timing of that value is uncertain at this stage of their evaluation. The Majority Directors further note that to exploit the potential value of these projects would require substantial new capital. For example, early estimates of the total life of mine capital for these projects are over $2.5 billion (see Grant Samuel Report paragraphs 8.5.4 and 8.6.2).

Against this background, in the view of the Majority Directors, while there is potential for upside value beyond Xstrata's offer of $1.72 per share, it is also reasonable to conclude that the future value of an MIM Share is uncertain, and the possible value range of the Company is broad, with both upside potential and downside risk.

In contrast, the Scheme Consideration of $1.72 per share in cash will be paid approximately two weeks after the Scheme Meeting if the Scheme is approved and all conditions have been satisfied (or waived).

Thus, subject to satisfaction of conditions of the Scheme, the Scheme provides certain value, at a substantial premium to the recent trading range of MIM Shares, and near certain timing of receipt of that value.

2.4 The key reasons for the recommendation of Mr Gauci

Mr Gauci has concluded that the Scheme is not in the best interests of MIM Shareholders and that shareholders should vote against the Scheme at the Scheme Meeting. Mr Gauci's reasons for his recommendation are as follows.

Shareholders have two views to consider as they decide what is in their best interests. Mr Gauci advises that he has no personal reason to object to MIM being the subject of a takeover or a merger provided sufficient value transfers to MIM Shareholders. Mr Gauci can understand the attraction of a cash bid and appreciates that a takeover premium exists in the current share price. However, in Mr Gauci's opinion, shareholders will forego value in the medium to longer term if the current offer is accepted.

While there can be no guaranteed outcomes in the resources industry due to a range of variables including commodity prices, exchange rates and operational performance factors, the track record of operational improvement established at MIM provides Mr Gauci with confidence that MIM will continue to add value and in time and in a more normal business environment MIM will deliver that value.

In Mr Gauci's view, the management and employees of MIM have demonstrated their commitment to maximising value to shareholders.

In summary, Mr Gauci believes that the Xstrata offer is inadequate and that the price and low end of the valuation range of the Independent Expert, Grant Samuel, fail to recognise the value of MIM. It is opportunistic as to timing and it provides substantially more benefits to Xstrata than to MIM Shareholders.

Mr Gauci has, in forming his conclusion and recommendation, given detailed consideration to the following:

(a) The Xstrata offer of $1.72 per share is too low

In entering into negotiations with Xstrata after its unsolicited approach, Mr Gauci expected a higher offer price than that eventually received from Xstrata. Mr Gauci believes that MIM has made considerable improvement since the time of Xstrata's initial approach, eliminating debilitating drains upon cash and earnings - the loss making European zinc smelters have been exited or closed and the currency hedge book losses have been reduced significantly. The drain on cash from these was $292 million in 2001, $447 million in 2002 and $224 million in the first half of the 2003 fiscal year.

Mr Gauci states that MIM is now in a sound financial position, with a healthy balance sheet and a strengthening cashflow outlook underpinned by improved operating performances, increasing mineral reserves and resources and a continued focus on further improvement.

Mr Gauci believes the Company now has more upside potential than downside risk, particularly in the medium to longer time frame, and is well positioned to benefit from improved economic conditions and commodity prices.

(b) The Independent Expert is too conservative at the low end of the valuation range

In relation to Grant Samuel's report and valuation range, Mr Gauci wishes to highlight for shareholders his views.

He notes that, other than for Rolleston, Grant Samuel's low end valuation of $1.70 includes little value for growth projects such as the proposed Mount Isa open pit mine and the Albion Process application to zinc metal production at McArthur River.

In relation to the Independent Expert's valuation of the coal assets, Mr Gauci believes that:

- Estimates of future production rates and productivity are lower than management's expectations.
- The life of the coal assets will be greater than that stated.
- A conservative methodology has been used for valuing Rolleston, resulting in a valuation at the low end of approximately half the average calculated by principal resources analysts.
- The value of coal is underestimated, as noted above, and that it is inappropriate to use dollars-per-tonne methodology to assess the reasonableness of values, noting that Grant Samuel, in its report of 29 September 2000 for QCT Resources Ltd, described it as "a relatively crude technique in that it takes no account of the widely differing levels of profitability, operating costs or economic mine life."
  In Mr Gauci's view, the more appropriate use of EBITDA multiples would highlight a significantly higher value for Oaky Creek in particular.

In relation to the Independent Expert's valuation of the other assets, Mr Gauci believes that:

- For Alumbrera, the valuation at the low end of the range, while reflecting recent sales of non-controlling interests, ascribes no control premium for MIM's interest in Alumbrera.
- For Ernest Henry and Ravenswood, future production is underestimated and costs are overstated.

As a result of MIM canvassing alternatives to the Xstrata approach, other parties have made proposals, whether in respect of the Company or certain assets, whose values are in Mr Gauci's view in excess of the Independent Expert's low end valuations of the Company or the assets, as the case may be.

In particular, in relation to coal, MIM has established that by selling a portion of its coal business, a value could be achieved well above the high end of the Grant Samuel's valuation range for that portion.

Mr Gauci notes that Grant Samuel acknowledges:

"the valuation involves a variety of subjective judgements" and that "alternative valuation judgements could reasonably be made"; and

"by accepting the Xstrata offer, MIM shareholders will be giving up the potential to share in the additional value that could be generated by MIM in the medium term through the successful development of a number of projects."

Therefore, Mr Gauci believes that the low end of Grant Samuel's valuation range is too low.

(c) Xstrata has taken advantage of current global economic and market circumstances to make an opportunistic and low offer

Grant Samuel notes that "it could be argued that the Xstrata offer has been made in the context of depressed world economic and capital markets conditions, and that greater value could be realised in a more favourable environment."

Mr Gauci considers that:

- Xstrata is capitalising on the uncertain world economic outlook, the effects of the war in Iraq and what it describes as the current "trough in commodity prices".
- Xstrata's bid has been perfectly timed from a buyer's point of view, but does not provide best value for MIM Shareholders.
- This is not the ideal time to sell a company like MIM which is highly leveraged to the commodity cycle. Mr Gauci has stated frequently in recent times that the resources industry would recognise the value of MIM before the investment market, and that has proved to be correct with the Xstrata bid.
- The Xstrata-MIM corporate activity has caused a major distraction for the MIM management team and this has adversely impacted the operational performance of the Company during the December and March quarters. Further, Xstrata's timing takes advantage of this situation.

(d) Mr Gauci believes Xstrata has offered MIM Shareholders none of the benefits that Xstrata stands to gain from MIM's cooperation

- MIM agreed to a scheme of arrangement which Xstrata regarded as essential to secure the necessary funding.
- Xstrata will gain substantial additional tax benefits and cost savings each year from this transaction, with cash cost savings reported by Xstrata to be worth US$45 million after tax in the first year, with Xstrata stating that there is significant potential to increase cost savings.
- In Mr Gauci's view, the share market recognises the extent of the benefit of the transaction to Xstrata. Its share price increased by 16% in the two days following the announcement.

2.5 Other relevant factors to consider

(a) Impact on MIM Shareholders if the Scheme does not proceed

Should the Scheme not proceed, MIM Shareholders will not receive $1.72 for each MIM Share.

The Independent Expert, Grant Samuel, states that the current market price for MIM Shares appears to have been influenced by the prospect of the Scheme proceeding and that in the absence of the Scheme or an alternative superior proposal, MIM's share price is likely to trade significantly below $1.72 per share.

MIM Shareholders would, if the Scheme does not proceed, retain their shareholding in MIM and continue to collectively control MIM. MIM would continue as an independent entity and would continue to pursue its operational and growth objectives and the creation of shareholder value.

(b) The Xstrata offer is only available by a scheme of arrangement

A Scheme approach is the only transaction structure which Xstrata was willing to contemplate in making its offer. The Scheme approach was essential for Xstrata to be able to secure the required funds to offer MIM Shareholders the opportunity to receive cash for their shares.

(c) Conditionality of Scheme

The Scheme is subject to a number of conditions, including:

- regulatory approvals;
- Xstrata shareholder approval to the transaction;
- the obligations of Xstrata's equity underwriters and debt financiers under their agreements with Xstrata becoming unconditional, and those agreements not having been terminated, by the Second Court Date; and
- certain prescribed occurrences not having occurred.

Those conditions are summarised in section 4.4 of this Information Memorandum.

It is likely, however, that the satisfaction or non-satisfaction of most of these conditions will be known prior to the Scheme Meeting. For example, the Xstrata shareholder meeting is scheduled for 8 May 2003. While the condition requiring that Xstrata's financing agreements have not been terminated will continue up until the Second Court Date, that date is expected to be within three business days after the Scheme Meeting.

(d) Loss of exposure to MIM's current and future growth assets

Xstrata is only offering cash to acquire MIM Shares. MIM Shareholders will not retain any exposure to the Company's assets and will not benefit from realisation of additional value in those assets by Xstrata following implementation of the Scheme (unless they were to purchase shares in Xstrata on a stock exchange on which its shares are listed).

If the Scheme is completed, MIM Shareholders will be giving up the potential to share in the additional value that could be generated by MIM in the medium term to long term through the successful development of a number of development projects. These projects are referred to in the Grant Samuel Report in Section 6 of this Information Memorandum.

(e) Future dividends

MIM Shareholders will not have the opportunity to receive future dividends from MIM. Shareholders should note that, while MIM has historically paid partially franked or unfranked dividends, subject to MIM achieving a tax paying position at some time in the future, dividends have the potential to be franked.

(f) Taxation consequences

Implementation of the Scheme may have tax consequences for certain Australian resident shareholders. Section 5 of this Information Memorandum contains a report from PricewaterhouseCoopers concerning the income tax consequences of the Scheme for certain Australian resident MIM Shareholders.

(g) No sale costs

Shareholders will not be required to pay brokerage on the disposal of their shares pursuant to the Scheme.

Section 3



The information concerning Xstrata and the Xstrata Group in this Section 3 has been provided by Xstrata and is the responsibility of Xstrata. MIM does not assume any responsibility for the accuracy or completeness of this information.

3.1 Xstrata Group

(a) Xstrata plc

Xstrata plc is the holding company of the Xstrata Group of businesses. Xstrata plc is listed on the London Stock Exchange and the SWX Swiss Exchange.

The Xstrata Group is an international natural resources group based in Zug, Switzerland, and has approximately 11,400 employees world-wide. The Xstrata Group focuses on low cost operations and has a significant market share in export thermal coal, zinc metal and primary vanadium production and has a leading market share in ferrochrome production.

The Xstrata Group comprises three major businesses: the coal business, the zinc business and the alloys business, which are described in more detail in section 3.2 below. In addition, the Xstrata Group conducts a forestry operation in Chile.

(b) Xstrata Holdings Pty Limited (*Xstrata*)

Xstrata is a wholly-owned subsidiary of Xstrata plc. Xstrata is a party to the Implementation Agreement and will acquire the MIM Shares under the Scheme.

3.2 Operations

(a) Overview

The Xstrata Group comprises three major businesses: coal, zinc and alloys.

(b) Coal

The Xstrata Group's coal business is the world's second largest producer of export thermal coal and produces a significant amount of coal for sale in the Australian and South African domestic markets from a portfolio of cost competitive mines. This portfolio comprises 16 operating coal mines in Australia and 12 operating coal mines in South Africa.

The Xstrata Group focuses on the cost effective production of thermal coal for export and domestic use in electricity generation and industrial application. The Australian operations also produce semi-soft coal which is exported for use in steel manufacturing.

The Xstrata Group estimates that in 2002, its operations supplied approximately 20% of Australia's thermal coal exports and approximately 18% of South Africa's thermal coal exports. The Australian operations export primarily into Asia, particularly Japan. Semi-soft coal production represents approximately 20% of the Australian operations' output and is exported predominantly into the Asian steel industry. Approximately 21% of the Xstrata Group's attributable sales in the year ended 31 December 2002 were sold to the Australian and South African domestic markets.

The Xstrata Group also has an economic interest in the three major coal port facilities used to load its coal for export, two in Australia and one in South Africa.

(c) Zinc

The main activity of the Xstrata Group's zinc business is the production of zinc metal. Its operating facilities comprise the San Juan de Nieva smelting plant, the Hinojedo roasting facility and the Arnao manufacturing plant in Spain, and the Nordenham zinc smelter in Germany. Until March 2003, the Xstrata Group also carried on the mining of zinc bearing ore at the Reocin mine in Spain.

Xstrata Zinc has a total annual capacity of over 600 kt of zinc metal, accounting for 20.5% of European zinc metal production and 6.4% of global output.

Zinc sales represent more than 90% of the Xstrata Group's zinc business's turnover, the remainder being derived from sales of by products such as germanium, sulphuric acid, sulphur dioxide and zinc oxide.

Between 50% and 65% of the zinc produced by the Xstrata Group's zinc business is exported into other EU countries, with the balance sold domestically. Exports are mostly in the form of SHG ingots (approximately 80%) with the remainder being exported in the form of zinc alloys. Export markets by order of importance are Germany, Italy, Portugal and the UK. Glencore International AG was the zinc business's largest customer in 2001, accounting for approximately 29% of total zinc sales.

(d) Alloys

The alloys business consists of the chrome and vanadium operations.

The major consumer for chrome and vandium alloy is the steel industry. The Xstrata Group's customer base in this industry is widely spread.

Chrome operations

The Xstrata Group is the world's largest producer of ferrochrome (in terms of both attributable production and attributable sales), with capacity attributable to the Xstrata Group of approximately 1.3 Mtpa, representing approximately 25% of global capacity.

Vanadium operations

The Xstrata Group's vanadium operations consist of two integrated mining and vanadium pentoxide recovery plants, both situated in South Africa. In addition, the Xstrata Group owns a ferrovanadium conversion facility in South Africa and has recently commissioned a new ferrovanadium conversion facility in Swaziland. The combined capacity for the Xstrata Group's two operations is approximately 31 million pounds of vanadium pentoxide equivalent per annum, which the Xstrata Group believes represents approximately 18% of estimated global production.

In addition to the above, the Xstrata Group also owns an integrated mining and vanadium pentoxide recovery plant in Western Australia. However, on 10 February 2003, Xstrata announced its intention to close these operations.

(e) Additional activities

The Xstrata Group's additional activities comprise a forestry operation (consisting of a eucalyptus globulus forestry plantation in Chile) and, until its disposal which was announced on 4 April 2003, a magnesium operation (consisting of a magnesium recycling facility in North America).

3.3 Funding arrangements

(a) Overview

The total consideration of A$3,436 million (US$2,065 million) payable by Xstrata for the MIM Shares under the terms of the Implementation Agreement will be financed in part by way of a rights issue (***Rights Issue***) by Xstrata plc to qualifying Xstrata plc shareholders of convertible unsecured loan stock (***Stock Units***). Save for those Stock Units for which the Xstrata plc Directors have irrevocably undertaken to subscribe and for those Stock Units for which Glencore International AG has irrevocably undertaken to subscribe (or procure the subscription of), the Rights Issue has been fully underwritten by Deutsche Bank and JP Morgan and will raise approximately £901 million (approximately US$1,406 million, A$2,340 million), net of expenses.

The balance of the consideration payable by Xstrata will be satisfied by bank debt undertaken by the Xstrata Group. Deutsche Bank, JP Morgan, Barclays Capital (in its role as underwriter acting through Barclays Bank) and Dresdner Kleinwort Wasserstein (acting through Dresdner Bank Luxembourg S.A.) have jointly arranged and underwritten the bank debt.

The Rights Issue and the bank debt facilities are explained further below.

(b) The Rights Issue

Xstrata plc proposes to raise approximately £901million (approximately US$1,406 million, A$2,340 million) net of expenses by way of the Rights Issue.

The Rights Issue has been structured as an offer of Stock Units. The Stock Units will convert into new shares in Xstrata plc upon the Scheme becoming effective. The Rights Issue is conditional upon, among other things, the passing without material amendment (or with such amendments as the Underwriters may

agree) of certain resolutions approving the proposed transaction and the Rights Issue at the extraordinary general meeting of Xstrata plc to be held on 8 May 2003. The terms of these resolutions are set out in Annexure 8 of the Implementation Agreement.

If the conditions are not fulfilled, the Rights Issue, and the proposed transaction, will not proceed.

Glencore International AG, as a 40% shareholder in Xstrata plc, has undertaken to Xstrata plc and MIM to ensure the take up of its full entitlement under the Rights Issue, subject to the Stock Units being admitted for trading on the London Stock Exchange and the Xstrata plc resolutions referred to above being approved.

Save for those Stock Units for which the Xstrata plc Directors have irrevocably undertaken to subscribe and those Stock Units for which Glencore International AG has irrevocably undertaken to subscribe (or procure the subscription of), the Rights Issue has been fully underwritten by Deutsche Bank and JP Morgan. The Underwriting Agreement is conditional, among other things, on the admission of the Stock Units to the official list and trading on the London Stock Exchange and the SWX Swiss Exchange taking place by 9 May 2003 (or such later time/date as Xstrata plc and the Underwriters may agree, but not later than 8.00am on 16 May 2003). The Underwriting Agreement confers on the Underwriters, among other things, the right to terminate their obligations, prior to the admission of the Stock Units to the official list and trading on the London Stock Exchange and the SWX Swiss Exchange, for material breach of warranty by Xstrata, material adverse changes relating to the Xstrata Group or the MIM Group and/or force majeure events.

(c) Bank debt

The balance of the consideration payable by Xstrata that is not financed by the Rights Issue will be satisfied by bank debt provided pursuant to the Amended Syndicated Loan Facility Agreement (as defined below). Deutsche Bank, JP Morgan, Barclays Capital (in its role as underwriter acting through Barclays Bank) and Dresdner Kleinwort Wassertein (acting through Dresdner Bank Luxemborg S.A.), have jointly arranged and underwritten the bank debt.

Xstrata (Schweiz) as borrower, Deutsche Bank, JP Morgan, Barclays Capital (in its role as underwriter acting through Barclays Bank) and Dresdner Kleinwort Wasserstein (acting through Dresdner Bank Luxembourg S.A.), as Mandated Lead Arrangers and Underwriters, and others have entered into an underwriting letter (***Debt Underwriting Letter***) under which the Underwriters have agreed to arrange and underwrite debt facilities on the terms of an amended and restated existing US$1,400,000,000 facility made available to Xstrata (Schweiz), in the event that the existing lenders to that facility do not agree to such amendment and restatement.

Under the amended and restated facility and subscription agreement (***Amended Syndicated Loan Facility Agreement***), the banks will make available to Xstrata (Schweiz) and certain members of the Xstrata Group:

(a) a 4 year committed revolving credit facility up to the amount of US$1,400,000,000 maturing in March 2007 to be reduced by US$200,000,000 on 22 March 2005 and 22 March 2006;

(b) a US$600,000,000 364 day term loan facility (which may be extended by 364 days at Xstrata (Schweiz)'s option provided an extension fee of 0.25 per cent of the amount extended will be payable if this option is chosen); and

(c) a US$270,000,000 3 year term loan facility.

The Amended Syndicated Loan Facility Agreement has been entered into expressly for the purpose of providing the necessary balance of the consideration payable by Xstrata under the terms of the Implementation Agreement, refinancing certain existing indebtedness of MIM and providing working capital facilities for the Xstrata Group (subsequent to its acquisition of MIM).

The Amended Syndicated Loan Facility Agreement includes customary covenants, financial covenants and warranties given by Xstrata (Schweiz) and certain members of the Xstrata Group as well as events of default.

3.4 Xstrata plc Shareholder approval

The Scheme is conditional on Xstrata plc Shareholders passing, without material amendment (or with such amendments as the Underwriters may agree), of certain resolutions approving the proposed transaction and the Rights Issue at the extraordinary general meeting of Xstrata plc to be held on 8 May 2003.

The terms of these resolutions are set out in Annexure 8 of the Implementation Agreement.

Glencore International AG, as a 40% shareholder in Xstrata plc, has undertaken to Xstrata plc and MIM to vote in favour of the resolutions.

3.5 Intentions

General

This section sets out the intentions of Xstrata plc (as advised by Xstrata) if Xstrata acquires all of the MIM Shares.

Xstrata will undertake a detailed review of MIM's activities to evaluate their long-term performance, profitability, prospects and synergies for Xstrata after completion of the Scheme, in the light of the more detailed information then available to it.

Main assets and operation of the business

At this stage, without the benefit of its detailed review, Xstrata anticipates that at the operations level, there will be "business as usual" with MIM's businesses in Australia continuing in their current form. In keeping with its operating philosophy, Xstrata intends to ultimately align the operations of MIM along commodity lines. Therefore, MIM's coal assets will be integrated with Xstrata's coal business to form a single entity. In time, the non-coal operations will also be re-aligned along commodity lines. This organisation structure will result in two (being coal and copper) of the four major business units of the Xstrata Group (subsequent to its acquisition of MIM) being headquartered in Australia.

The MIM operations will be augmented with the introduction of Xstrata's management skills and international marketing presence, and will benefit from the new Xstrata Group's improved capital structure, while continuing to operate relatively independently. This is in keeping with Xstrata's existing management philosophy of affording its operations a high degree of operational autonomy. Xstrata already has a major commitment to Australia and places heavy reliance on its Australian management team including highly skilled Australian operational managers.

Head office

Xstrata's objective (subsequent to its acquisition of MIM) is to establish an Australian office with administrative capability to handle statutory, legal, finance, tax and other activities for all of the Australian operations of the Xstrata Group (subsequent to its acquisition of MIM) as well as for businesses elsewhere (such as in Argentina) which report to those Australian operations (subsequent to its acquisition of MIM). However, Xstrata has not yet determined how this objective is best achieved.

While it is unclear at this stage what the impact of the Scheme will be on MIM's corporate head office, Xstrata's principle of decentralisation will be carried through to the Australian operations. In conjunction with some overlap with existing Xstrata functions, this is likely to result in a restructuring of MIM's Brisbane head office. This restructuring will include the devolution of functions to business units, re-assignment of staff to the new Xstrata Australia administrative office and rationalisation. It is envisaged that the copper business unit will retain a head office presence in Brisbane, although the precise nature and size is yet to be determined.

Employees

The detailed review by Xstrata will include consideration of the continued employment of employees of the MIM Group (subsequent to its acquisition of MIM).

At this stage, Xstrata anticipates that the employment of most of the MIM Group's present operational employees will continue. However, where there is duplication of roles, some rationalisation is likely. The main duplication is likely to exist at the level of MIM's divisional and functional heads. These roles will be carefully reviewed and some losses of employment are expected. In addition, any restructuring of MIM's Brisbane head office is likely to lead to a reduction in the number of employees involved in head office functions.

Section 4



This Explanatory Statement (***Explanatory Statement***) has been prepared pursuant to section 412(1) of the Corporations Act to explain the effect of the scheme of arrangement between MIM and its shareholders to be considered at the Scheme Meeting. The Scheme is set out in Section 9 of this Information Memorandum.

4.1 Who is affected by the Scheme

MIM has only one class of shares on issue, being ordinary shares. Accordingly the only MIM Shareholders who will be affected by the Scheme are the holders of fully paid ordinary shares in MIM.

4.2 Steps in implementing the Scheme

(a) MIM, Xstrata and Xstrata plc have entered into the Implementation Agreement and have agreed to implement the Scheme. Xstrata has executed the Deed Poll, in favour of MIM Shareholders, covenanting to pay the Scheme Consideration. Xstrata's obligations under the Implementation Agreement and the Deed Poll have been guaranteed by Xstrata plc.

(b) The Court has ordered that MIM convene a Scheme Meeting of MIM Shareholders at 10.00am on Friday 6 June 2003 for the purposes of approving the Scheme.

(c) If:

(i) the Scheme is approved by the requisite majorities at the Scheme Meeting; and

(ii) all other Conditions Precedent have been satisfied or waived,

then MIM will apply to the Court for orders approving the Scheme.

Each MIM Shareholder has the right to appear at the application by MIM for orders approving the Scheme.

(d) If the Court orders are obtained, the directors of MIM and Xstrata will take or procure the taking of the steps required for the Scheme to proceed, namely:

(i) MIM will lodge with ASIC an office copy of the Court orders approving the Scheme under section 411 of the Corporations Act;

(ii) in consideration for the transfer of the Scheme Shares to Xstrata, Xstrata will pay to each Scheme Participant the Scheme Consideration in accordance with the provisions of the Scheme;

(iii) MIM will enter the name of Xstrata in the Register in respect of the Scheme Shares; and

(iv) MIM will be delisted from the ASX and New Zealand stock exchange.

The Court may refuse to grant the orders referred to in Section 4.2(c) even if the Scheme is approved by the requisite majorities at the Scheme Meeting.

4.3 Ancillary documents

The Scheme (set out in Section 9 of this Information Memorandum) contains the legal rights and obligations of MIM and Scheme Participants under the Scheme. In addition, MIM and Xstrata have undertaken certain obligations pursuant to the following agreements:

- Implementation Agreement dated 7 April 2003 between MIM, Xstrata and Xstrata plc (a copy of which is set out in Section 7 of this Information Memorandum); and
- Deed Poll dated 1 May 2003 by Xstrata (a copy of which is set out in Section 8 of this Information Memorandum).

Xstrata's obligations under the Implementation Agreement and the Deed Poll have been guaranteed by Xstrata plc.

4.4 Conditions Precedent

In addition to the approval of the Scheme by MIM Shareholders, the obligations of MIM and Xstrata to implement the Scheme are subject to the following conditions being satisfied or, where applicable, waived in accordance with the terms of the Implementation Agreement:

(a) before 8.00am on the Second Court Date, either:

(i) a notice is issued by the Treasurer of the Commonwealth of Australia under the *Foreign Acquisitions and Takeovers Act 1975* stating that the Commonwealth Government does not object to the Scheme; or

(ii) the Treasurer of the Commonwealth of Australia becomes precluded from making an order under the *Foreign Acquisitions and Takeovers Act 1975* in respect of the Scheme;

(b) before 8.00am on the Second Court Date, the ACCC takes no action to prevent the implementation of the Scheme;

(c) before 8.00am on the Second Court Date, the European Commission:

(i) declares that the Proposal does not fall within the scope of the EC Merger Regulation or, if it does, is compatible with the EC Merger Regulations; or

(ii) in the event that the Proposal has been referred to the competent authorities of one or more Member States, each such competent authority has granted the relevant clearance;

(d) before 8.00am on the Second Court Date:

(i) the approval required under the Competition Act No. 89 of 1998 (South Africa) has been granted or has been deemed to have been granted; and

(ii) the Israeli Antitrust Commissioner has issued a decision under the Restrictive Business Practices Law 5748-1988 (Israel), or the waiting period from the date MIM and Xstrata have submitted Complete Notices has expired unless an extension period is approved which extends beyond 8.00am on the Second Court Date;

(e) before 8.00am on the Second Court Date, all other approvals of a governmental agency which MIM and Xstrata agree are necessary to implement the Scheme are obtained;

(f) at least one week before the Scheme Meeting, Xstrata plc's shareholders in general meeting pass the resolutions set out in Annexure 8 of the Implementation Agreement;

(g) as at 8.00am on the Second Court Date:

(i) neither of the Underwriting Agreement or the Xstrata Financing Agreement has been terminated by the underwriters or the lenders under those agreements respectively; and

(ii) the obligations of both the underwriters under the Underwriting Agreement and the lenders under the Xstrata Financing Agreement having become unconditional, other than:

(A) a condition requiring approval of the Scheme by the Court and evidence thereof; and

(B) a condition to be satisfied on drawdown requiring that no action or step has been taken in relation to the winding-up, bankruptcy, dissolution or administration of the borrowers under the Xstrata Financing Agreement, namely Xstrata Schweiz and Duiker Marketing AG, up to the Implementation Date;

(h) between the date of the Implementation Agreement and 8.00am on the Second Court Date, no MIM Prescribed Occurrences or MIM Regulated Events (as defined in the Implementation Agreement) occurring;

(i) at least one week before 8.00am on the Second Court Date, certain waivers from MIM's financiers have been received;

(j) one business day before the Second Court Date, MIM has provided Xstrata with an up to date complete list of the financial indebtedness of the MIM Group; and

(k) the representations and warranties of MIM, Xstrata and Xstrata plc set out in clause 6 of the Implementation Agreement being true and correct as of the date of the Implementation Agreement and as of 8.00am on the Second Court Date.

Full details of the Conditions Precedent, the ability of one or both of MIM or Xstrata to rely on the various conditions and the provisions relating to satisfaction or waiver of these Conditions Precedent are set out in clause 3 of the Implementation Agreement which is set out in Section 7 of this Information Memorandum.

Section 3.3(c) of this Information Memorandum describes the debt facility arrangements Xstrata has put in place to fund part of the consideration payable under the Scheme. The obligations of the Mandated Lead Arrangers and Underwriters under the Xstrata Financing Agreement are subject to a number of conditions, including in summary:

(a) no breach by Xstrata of the terms of the Xstrata Financing Agreement or the underwriting fee letter (or those terms of the Amended Syndicated Loan Facility Agreement (as described in Section 3.3(c)) relating to the performance of Xstrata's obligations under the Implementation Agreement);

(b) the factual information provided by members of the Xstrata Group or the MIM Group and/or their advisers or on their behalf (whether orally or in writing) to the Mandated Lead Arrangers or their advisers being accurate and complete in all material respects (subject to the disclosure qualifications in the due diligence reports with respect to the MIM Group);

(c) the financial projections provided by members of the Xstrata Group or their advisers or on their behalf having been prepared on the basis of historical information and on the basis of reasonable assumptions;

(d) no information having been omitted that results in any of the information provided as described above being untrue or misleading in any material respect;

(e) Xstrata (Schweiz) having disclosed all facts and information about the Xstrata Group's and (as far as it is aware) the MIM Group's business or prospects to the Mandated Lead Arrangers which might reasonably be expected to be relevant to their decision to arrange or underwrite the debt facility;

(f) no event or circumstance occurring or continuing before the approval of the Scheme that might reasonably be expected, in any Mandated Lead Arranger's opinion, acting in good faith after such consultation with Xstrata (Schweiz) as shall in the circumstances be practicable, to have a material adverse effect on the successful syndication of the debt facility. This includes material adverse changes (or events which are likely to result in material adverse changes) occurring continuing or coming to any Mandated Lead Arranger's attention in the Xstrata Group's or MIM's business, assets, operations, prospects or condition (financial or otherwise) or in the domestic or international syndicated debt, bank and capital markets or political conditions which might reasonably be expected to have a material adverse effect on the successful syndication of the facility;

(g) no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency having been started or threatened with respect to the offer or the Scheme or its financing or which, in the opinion of any Mandated Lead Arranger, acting in good faith after such consultation with Xstrata (Schweiz) as shall in the circumstances be practicable, could be regarded as being material to the successful syndication of the debt facility; and

(h) S&P and Moody's indicating no later than the date of the announcement of the offer, on terms and assumptions satisfactory to the mandated lead arrangers, that (taking into account the acquisition of MIM) Xstrata will have a long term credit rating of at least BBB- and Baa3 respectively with a stable outlook.

The conditions to which the provision of the debt facilities are subject must be satisfied or waived prior to 8.00am on the Second Court Date, except for conditions to be satisfied on draw-down which requires (i) approval of the Scheme by the Court; and (ii) that no corporate action, legal proceedings or other procedure or step has been taken in relation to the winding-up, bankruptcy, dissolution or administration (or analogous procedure or step is taken under Swiss law) of Xstrata (Schweiz) or Duiker Marketing AG up to the Implementation Date.

Section 3.3(b) of this Information Memorandum describes the equity raising and underwriting arrangements Xstrata has put in place to fund part of the consideration under the Scheme. The obligations of the underwriters under the Underwriting Agreement are subject to a number of conditions referred to in Section 3.3(b), including that:

(a) there shall not have occurred, happened or come into effect any material adverse change in the business, assets, liabilities, financial or trading position, profitability or prospects of the Xstrata Group or the MIM Group; or

(b) there shall not, in the opinion of the Underwriters, acting in good faith after such consultation with Xstrata plc as shall in the circumstances be practicable, have occurred such a change in national or international financial, economic or political conditions including any change in exchange rates or exchange controls as would be likely to materially prejudice the success of the Rights Issue and the distribution of the Stock Units or dealings in the Stock Units or Ordinary Shares in the secondary market.

In relation to any conditions to the debt facilities or the Underwriting Agreement which depend on an act of Xstrata plc, Xstrata plc has advised MIM that Xstrata plc's intention is to perform such acts.

Further, Xstrata plc has advised MIM that in Xstrata plc's view, the nature of the business of the Xstrata Group, its degree of international diversification and the nature of demands for its products, is such that the risk of non-satisfaction of the pre-conditions or the occurrence of events of default or termination events under the debt facilities or the Underwriting Agreement relating to the business, assets, operations, financial condition or prospects of the Xstrata Group prior to the expected date of the Second Court Date is low.

While it is not possible to predict future conditions with any certainty, Xstrata plc has advised MIM that Xstrata plc also currently has no reason to believe that the conditions to the debt facilities or the Underwriting Agreement relating to the financial markets or economic or political conditions will not be satisfied and that it expects the condition in the debt facilities relating to obtaining credit ratings will be satisfied.

Xstrata has also advised MIM that Xstrata would not expect that any appearance by a contradictor at the first court hearing would result in the debt financiers invoking the default provisions under the Xstrata debt underwriting arrangements, or result in the 'no litigation' condition referred to in paragraph (g) above ceasing to be met.

4.5 Termination

Subject to certain limitations, the Implementation Agreement and the obligations of MIM and Xstrata to proceed with the Scheme may be terminated prior to the commencement of the hearing of the application to the Court to approve the Scheme:

(a) by either party if a party is in material breach of any term of the Implementation Agreement before the Second Court Date (where such breach is not remedied within specified time periods);

(b) by either party if the MIM directors withdraw their recommendation of the Scheme (having first complied with the terms of the Implementation Agreement);

(c) by either party if the Conditions Precedent are not satisfied or waived (in accordance with the terms in the Implementation Agreement;

(d) by either party if a court or other Governmental Agency has issued a final and non-appealable order, decree or ruling has been made that permanently restrains or prohibits the Scheme;

(e) by either party if the Court refuses to make an order convening the Scheme Meeting or approving the Scheme and that party obtains an opinion from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

(f) by Xstrata, if a person other than Xstrata (and its associates) has together with its associates the power to vote shares representing at least 25% of MIM; or

(g) by either party, if the Scheme has not become effective by 15 July 2003.

The Implementation Agreement and the parties obligations to proceed with the Scheme will terminate automatically in the event that MIM Shareholders do not approve the Scheme at the Scheme Meeting.

Full details of these termination rights are set out in clause 9 of the Implementation Agreement, a copy of which is set out in section 7 of this Information Memorandum.

4.6 Scheme Meeting

(a) On 1 May 2003 the Court ordered that a Scheme Meeting of MIM Shareholders be convened to be held at 10.00am on Friday 6 June 2003 at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane.

(b) The notice convening the Scheme Meeting is enclosed with the Information Memorandum of which this Explanatory Statement forms part.

(c) The order of the Court to convene the Scheme Meeting is not, and should not be treated as, an endorsement by the Court of, or any other expression of opinion by the Court on, the Scheme.

(d) Each MIM Shareholder who appears on the Register at the time of the Scheme Meeting is entitled to attend and vote at the Scheme Meeting, either in person or by proxy or attorney or, in the case of a corporation that is a member, by its representative appointed in accordance with the Corporations Act.

(e) Voting at the Scheme Meeting will be by poll.

(f) Instructions on how to attend and vote at the Scheme Meeting, or to appoint a proxy, attorney or representative to attend and vote on your behalf, are set out on page 4 of this Information Memorandum.

4.7 Effective Date

(a) The Scheme will become effective on the time and date specified in the orders of the Court under section 411 of the Corporations Act approving the Scheme.

(b) If the Scheme becomes effective, MIM will give notice of that event to the ASX.

(c) On the Effective Date, MIM and Xstrata will become bound to take the steps required for Xstrata to become the holder of all of the MIM Shares in accordance with the provisions of the Scheme.

4.8 Determination of persons entitled to consideration

(a) For the purpose of establishing who are Scheme Participants, dealings in MIM Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant MIM Shares by the Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b) MIM must register registrable transmission applications or transfers in respect of those dealings that are received on or before the Record Date at the place where the Register is kept, provided that nothing in this Section 4.8(b) requires MIM to register a transfer that would result in a MIM Shareholder holding a parcel of MIM Shares that is less than a Marketable Parcel.

(c) MIM will not accept for registration or recognise for any purpose any transmission application or transfer in respect of MIM Shares received after the Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, MIM will, until the Scheme Consideration has been paid, maintain the Register in accordance with the provisions of this Section 4.8 and the Register in this form will solely determine entitlements to the Scheme Consideration.

(e) MIM must procure that on the Record Date, details of the names, registered addresses and holdings of MIM Shares of every Scheme Participant as shown in the Register at the Record Date are available to Xstrata in such form as Xstrata may reasonably require.

(f) As from the Record Date, all share certificates and holding statements for the MIM Shares will cease to have effect as documents of title, and each entry on the Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

4.9 Scheme Consideration

Under the terms of the Scheme, Scheme Participants will receive $1.72 cash per MIM Share.

4.10 Suspension of trading of MIM Shares

It is expected that suspension of trading on the ASX and New Zealand Stock Exchange in MIM Shares will occur from the close of trading on the date on which MIM notifies the ASX of the Court approval of the Scheme.

On the first Business Day after the Implementation Date, MIM will apply for termination of the official quotation of MIM Shares on the ASX and New Zealand stock exchange.

The termination of quotation of MIM Shares on the Frankfurt stock exchange will occur on 6 June 2003 in the ordinary course.

4.11 Creditors of MIM

The Scheme, if implemented, will not materially prejudice MIM's ability to pay its creditors as it involves the purchase of the MIM Shares rather than MIM's underlying assets. No new liability (other than transaction costs) is expected to be incurred by MIM as a consequence of the implementation of the Scheme.

4.12 Independent Expert

Grant Samuel was appointed by MIM to provide an opinion to the Directors as to whether the Scheme is in the best interests of MIM Shareholders. Grant Samuel has concluded that the Xstrata offer of $1.72 cash per MIM Share is fair and that the Scheme is in the best interests of MIM Shareholders.

The Independent Expert's Report is set out in full in Section 6 of this Information Memorandum. You are encouraged to read this report in full.

4.13 Tax implications

Section 5 of this Information Memorandum contains a report from PricewaterhouseCoopers concerning the income tax consequences of the Scheme for certain Australian resident MIM Shareholders. You are encouraged to read this report in full.

4.14 Actions to be taken by MIM Shareholders

(a) MIM Shareholders who wish to vote at the Scheme Meeting may vote either in person or by proxy or attorney or, in the case of a corporation, by an authorised corporate representative.

(b) MIM Shareholders may attend and vote in person at the Scheme Meeting. The meeting will be held at 10.00am on Friday 6 June 2003 at Rooms M3 and M4, Brisbane Convention and Exhibition Centre, corner Merivale and Glenelg Streets, South Bank, Brisbane.

(c) MIM Shareholders who wish to appoint a proxy in respect of the Scheme Meeting must complete the personalised proxy form that accompanies this Information Memorandum, sign it and return it to MIM in accordance with the directions on the proxy form. MIM Shareholders are requested to lodge the proxy form at the MIM Share Registry or MIM by 10.00am on Wednesday 4 June 2003.

(d) The sending of a proxy form will not preclude any MIM Shareholder from attending in person and voting at the Scheme Meeting at which that MIM Shareholder is entitled to attend and vote in person. However, voting in person by a MIM Shareholder will preclude any proxy of that MIM Shareholder from being counted.

4.15 Directors and Directors' recommendations

The Directors of MIM are:

Leo Edward Tutt (Chairman)

John Frederick Astbury

John Crabb

Michael Andrews Eager

Vincent Patrick Gauci

Kenneth Duncan MacDonald

Cecil Raymond Stubbs

Each of the Directors considers himself to be independent of Xstrata and each of the Directors desires to make and considers himself justified in making a recommendation in relation to the Scheme.

Each of Messrs Tutt, Astbury, Crabb, Eager, MacDonald and Stubbs recommend that MIM Shareholders vote in favour of the Scheme in the absence of a superior offer.

Mr Vincent Gauci recommends that MIM Shareholders vote against the Scheme.

The reasons for each Director's recommendation are set out in Section 2 of this Information Memorandum.

4.16 How the Directors intend to vote

Each of Messrs Tutt, Astbury, Crabb, Eager, MacDonald and Stubbs intends to vote in favour of the Scheme in respect of the MIM Shares held by him or on his behalf (as set out in Section 4.17 below).

Mr Vince Gauci intends to vote against the Scheme in respect of the MIM Shares held by him or on his behalf (as set out in Section 4.17 below).

4.17 Holdings and dealings in MIM Shares by Directors

The number of MIM Shares held by or on behalf of each Director as at the date of this Information Memorandum are as follows:

Name of Director	MIM Shares
Leo Edward Tutt	251,189
John Frederick Astbury	21,267
John Crabb	32,009
Michael Andrews Eager	25,948
Vincent Patrick Gauci	376, 403
	876,187*
Kenneth Duncan MacDonald	64,305
Cecil Raymond Stubbs	10,000

In the four months ending on the day immediately before the day on which this Information Memorandum was lodged for registration by ASIC, no Director has provided, or agreed to provide, or has received or agreed to receive consideration for a MIM Share under a sale, purchase, or agreement for sale or purchase of MIM Shares.

4.18 Holdings and dealings in Xstrata or Xstrata plc Shares by Directors

No securities of Xstrata or Xstrata plc are held by or on behalf of the Directors.

In the four months ending on the day immediately before the day on which this Information Memorandum was lodged for registration by ASIC, no Director has provided, or agreed to provide, or has received or agreed to receive consideration for an Xstrata or Xstrata plc Share under a sale, purchase, or agreement for sale or purchase of Xstrata or Xstrata plc Shares.

4.19 Payments or other benefits to Directors, secretaries or executive officers

Other than as described below, it is not proposed in connection with the Scheme that any payment or other benefit will be made or given to any director, secretary or executive officer of MIM or of any corporation related to MIM as compensation for loss of, or as consideration for or in connection with, his retirement from office as director, secretary or executive officer of MIM or any corporation related to MIM.

Non-Executive Directors

Each of the Non-Executive Directors of MIM is entitled to the payment of a retirement benefit in the event of retirement or termination of his office as a Director in accordance with the terms of a Retirement Benefit Agreement with MIM. The terms of these agreements were approved by MIM Shareholders at the 1990 annual general meeting. Under these agreements, a Non-Executive Director is entitled to be paid a lump sum calculated with regards to length of service as follows:

(a) Less than 5 years - the proportion of the amount payable at 5 years which equals the ratio of completed years service to a period of 5 years.

(b) 5 years - three times average annual emoluments of the Director over the 3 years preceding retirement or termination.

(c) Over 5 years but less than 15 years - the amount payable at 5 years plus the proportion of the difference between the amounts payable at 5 years and at 15 years which equals the ratio of the number of completed years served beyond 5 years to a period of 10 years.

(d) 15 or more years - 5 times average annual emoluments of the Director over the 3 years preceding retirement.

All Non-Executive Directors will retire from the MIM Board if the Scheme is implemented. Each of them will receive a payment in accordance with the above terms.

* Shares allocated but not vested under the Executive Share Incentive Plan. The rules relating to vesting of ESIP shares on a change of control are described in Section 4.19.

Executive officers

As set out in the Company's Annual Reports, each of the Executive General Managers, including the Managing Director, has received allocations of MIM Shares under the terms of the Executive Share Incentive Plan (***ESIP***). The vesting of those shares is generally subject to the satisfaction of certain Company performance hurdles. There have been four tranches of shares allocated under the ESIP. All EGMs have been allocated shares under each tranche of the ESIP.

The first tranche of ESIP shares have already vested. In the event of a change of control, the second tranche of ESIP shares will automatically vest following the Board's determination that a change of control has or is likely to occur regardless of whether or not the relevant performance hurdle has been met. The third and fourth tranches of ESIP shares will only vest where the Board has determined that a change of control has or is likely to occur and to the extent that the applicable performance hurdle(s), adjusted to reflect the fact that the relevant hurdle is being tested at an earlier date, have been satisfied.

If MIM shareholders vote in favour of the Scheme at the Scheme Meeting, it is likely that the Board will at that stage determine that a change of control will occur and, subject to the extent that any applicable performance hurdles are met, unvested ESIP shares will vest at such time.

Xstrata has agreed or is expected to agree with the Managing Director and certain Executive General Managers that they will be made redundant upon implementation of the Scheme. Those officers, and any other members of MIM management who are made redundant, will receive termination payments in accordance with the terms of their existing service contracts.

4.20 Agreements or arrangements with Directors

There are no other agreements or arrangements made between any Director and any other person in connection with or conditional upon the outcome of the Scheme.

4.21 Interests held by Directors in contracts of Xstrata

No Director has an interest in any contract entered into by Xstrata or Xstrata plc.

4.22 Capital structure of MIM

At the date of this Information Memorandum MIM has 1,997,738,571 ordinary shares on issue.

4.23 Material changes in the financial position of MIM

The latest published financial statements of MIM are the unaudited half yearly financial statements for the six months ended 31 December 2002 that were released to the ASX on 17 February 2003.

To the knowledge of the Directors, there has not been a material change in the financial position of MIM since 31 December 2002, except as disclosed in announcements to the ASX.

4.24 Regulatory relief

Clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires an Explanatory Statement to set out whether, within the knowledge of the Directors, the financial position of MIM has materially changed since the date of the last balance sheet laid before an MIM annual general meeting or sent to MIM Shareholders in accordance with section 312 or 317 of the Corporations Act, being 30 June 2002.

ASIC has allowed MIM to depart from complying with the requirements of clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations so that the Explanatory Statement only need set out whether, within the knowledge of Directors, the financial position of MIM has materially changed since 31 December 2002, being the date of MIM's reviewed half-yearly financial statements, and except as disclosed in the following announcements to the ASX.

Date	Announcement
29 April 2003	3Q 03 Production Summary to 31 March 2003
27 March 2003	Closure of one of Northfleet's Lead Refineries Proposed
21 March 2003	MIM Completes Ravenswood Gold Acquisition

Date	Announcement
6 March 2003	Open Briefing M.I.M. Holdings Rolleston Coal Approved
	MIM To Develop Rolleston Coal Mine
18 February 2003	Closure of Avonmouth Zinc Smelter
17 February 2003	Open Briefing M.I.M. Holdings December 2002 Profit & Outlook
	Half Yearly Report
	Attachments to Appendix 4B for 6 months to 31 December 2002
	Presentation slides for Half Year Results
	Information Release: Increases to Reserves & Resources
	Directors Report & Financial Statements 31 December 2002
	Factbook for Half Year Results
	Financial Results, Sales Volumes, Prices Received
	Summary of Financial Results for 6 months to 31 December 2002
4 February 2003	End of Litigation/Agreement to Acq Haoma Mining NL's Ravenswood Interest
30 January 2003	2Q 03 Production Summary to 31 December 2002

Copies of these announcements are available to any MIM Shareholder free of charge by writing to:

The Company Secretary
M.I.M. Holdings Limited
Level 3 West Tower
410 Ann Street
Brisbane
Queensland 4000

4.25 Intentions

If the Scheme is implemented, it will be a matter for the directors of Xstrata and Xstrata plc to formulate their intentions as to:

(a) the continuation of the business of MIM;

(b) any major changes to the business of MIM, including redeploying of fixed assets; and

(c) the future employment of the present employees of MIM.

The current intentions of Xstrata and Xstrata plc, as set out to MIM, are set out in Section 3 of this Information Memorandum.

If the Scheme is not implemented, MIM would continue as an independent entity and would continue to pursue its operational and growth objectives and the creation of shareholder wealth.

4.26 Consents of experts

Australian Mining Consultants Pty Ltd has consented to the inclusion of its report in Section 6 of this Information Memorandum and to the references to its report in this Information Memorandum being made in the form and context in which each such reference is included

Grant Samuel has consented to the inclusion of its report in Section 6 of this Information Memorandum and to the references to its report in this Information Memorandum being made in the form and context in which each such reference is included.

PricewaterhouseCoopers has consented to the inclusion of its opinion in Section 5 of this Information Memorandum and to the references to its opinion in this Information Memorandum being made in the form and context in which each such reference is included.

4.27 Exclusivity arrangements with Xstrata

Under the terms of the Implementation Agreement, MIM is prohibited from directly or indirectly soliciting, encouraging (including by way of providing information concerning MIM to any person) or participating in any negotiations with respect to any competing proposal. For this purpose, a competing proposal is an offer or proposal by a person other than Xstrata to acquire all or a substantial part of the MIM group's business, to acquire more than 10% of the shares in MIM or to otherwise acquire control of or merge with MIM.

These provisions do not apply, however, in relation to a competing proposal where the MIM Board has obtained written advice from Queen's Counsel or Senior Counsel that compliance with the exclusivity provisions would involve a breach by the MIM directors of their fiduciary duties or would be unlawful on any other basis.

4.28 Cost reimbursement

A pre-condition of Xstrata's willingness to enter into the Implementation Agreement was that the agreement contain cost reimbursement arrangements. The cost reimbursement provisions are set out in full in clauses 12 to 15 of the Implementation Agreement which is set out in Section 7 of this Information Memorandum.

In summary, the Implementation Agreement provides for reimbursement by MIM of Xstrata's costs, up to a cap of $51.7 million, in certain circumstances. (Xstrata has advised MIM that its actual costs are considerably in excess of this amount.) Those circumstances are as follows (each of the following being a separate trigger):

(a) (**Change of control**) Prior to the End Date of the Scheme (15 July, 2003), a competing bidder announces a takeover bid or scheme for MIM for a consideration which is superior (having regard to price, timing and conditionality) to that offered by Xstrata under the Scheme and, whether before or after the End Date, the bidder acquires, pursuant to the bid, more than 50% of the shares in MIM under unconditional contracts.

(b) (**Change of recommendation**) A majority of the MIM Directors withdraw their recommendation in favour of the Scheme and the approval of MIM Shareholders is not obtained at the Scheme Meeting, other than:

   (i) where such withdrawal is due to the fact that a superior competing bid has been announced or is open for acceptance; or

   (ii) where the Directors have obtained a Senior Counsel's or Queen's Counsel's opinion that, by virtue of their fiduciary or other legal duties, they are unable to continue to recommend the Scheme.

(c) (**Termination for breach of pre-completion conduct provisions**) Xstrata terminates the Implementation Agreement because a MIM Prescribed Occurrence, MIM Regulated Event or MIM Control Event (as defined in the Implementation Agreement) occurs, or there is a breach of the ordinary course of business restrictions provided the prevention of such breach was within the control of MIM.

(d) (**Termination for other material breaches**) Xstrata terminates the Implementation Agreement for some other material breach, provided the prevention of the breach was within the control of MIM and the notice provisions for termination have been complied with.

No reimbursement amount is payable if the Implementation Agreement has been terminated for some other reason.

The reimbursement amount is not payable by MIM to the extent that the MIM Board has obtained a Senior Counsel's or Queen's Counsel's opinion that to pay the reimbursement amount involves a breach of duty or is otherwise unlawful or the Takeovers Panel makes an order against payment of the fee.

MIM also has a reciprocal reimbursement arrangement for its costs (capped at $26 million) which is payable by Xstrata where MIM terminates the Implementation Agreement for material breach by Xstrata, provided the prevention of that breach was within the control of Xstrata.

4.29 Other material information

Other than as contained in the Information Memorandum there is no information material to the making of a decision in relation to the Scheme (being information that is within the knowledge of any Director of MIM or a related company) that has not previously been disclosed to MIM Shareholders.

Section 5



PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Waterfront Place
1 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwcglobal.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Direct Phone 07 3257 5600
Direct Fax 07 3257 8009

The Directors
MIM Holdings Limited
GPO Box 1443
Brisbane QLD 4001

28 April 2003

Dear Sirs

Taxation Adviser's Report

This report has been prepared at the request of MIM Holdings Limited ("MIM") for inclusion in an Information Memorandum to be dated on or around 30 April 2003 relating to the proposed acquisition ("the offer") of MIM shares by Xstrata Plc ("Xstrata") at an offer price of $1.72 per MIM share.

In accordance with our terms of reference dated 11 April 2003, the report provides a general outline of the taxation consequences for MIM shareholders based on the taxation law as at the date of the report. Australia is in the process of major tax reform and there is considerable uncertainty as to the breadth and ultimate impact of this reform. Whilst we have taken account of proposed and legislated amendments where relevant, it is possible that the law, as ultimately enacted, will vary from government announcements.

1. Taxation implications for MIM shareholders

The following is a general description of the Australian income tax consequences to MIM shareholders of the acceptance of the offer.

This report is primarily relevant to Australian resident shareholders holding their shares on capital account. The general descriptions are intended to serve as an illustration of the tax implications in various assumed scenarios. The summary below assumes that the shareholder in each case has no capital losses which may be used to offset any capital gains derived. The general descriptions are not an authoritative or complete statement of the laws applicable to the particular circumstances of every MIM shareholder. It is imperative that shareholders consult their own professional taxation adviser to obtain definitive advice on the taxation consequences of the offer.



Certain shareholders, such as those engaged in a business of share trading, those who acquired their shares for the purpose of resale at a profit or those which are banks or insurance companies, will be assessable on any gain realised upon disposal of the shares under the ordinary provisions of the income tax legislation.

Non-resident shareholders are also likely to be affected by tax laws in other jurisdictions. Accordingly, non-resident investors should obtain their own independent taxation advice relevant to their country of residence.

We have analysed the likely Australian taxation implications for a range of shareholder profiles, as detailed at Appendix A.

2. Australian income tax implications - overview

Acceptance of the offer will result in a disposal by MIM shareholders and the occurrence of a Capital Gains Tax ("CGT") event for Australian CGT purposes. Australian resident shareholders who acquired or are deemed to have acquired their shares after 19 September 1985 may make a capital gain or capital loss, depending on whether the capital proceeds received in respect of the disposal are more than their cost base in the shares (or, in some cases, indexed cost base), or whether those capital proceeds are less than their cost base in the shares. Shareholders who acquired their MIM shares on capital account prior to 20 September 1985 should refer to section 2.4.

Capital gains and capital losses are aggregated to determine whether there is a net capital gain in a given income year. If a net capital gain is made, that net capital gain is included in assessable income and will be subject to income tax. Capital losses may be carried forward to be offset against future capital gains in certain circumstances.

2.1. Capital proceeds

The capital proceeds received in respect of the disposal will be $1.72 per MIM share.

2.2. Capital Gain or Loss implications, including cost base of MIM shares

2.2.1. Individuals, complying superannuation entities and trustees of trusts

The cost base of the MIM shares is generally their cost of acquisition. If the MIM shares were acquired at or before 11:45 am on 21 September 1999, a shareholder who is an individual or a complying superannuation entity may choose to adjust the cost base of their shares to include indexation by reference to the changes in the Consumer Price Index from the calendar quarter in which the shares were acquired until the quarter ended 30 September 1999 (the "indexation method").

The above "choice" must be made by the shareholder on or before the day of lodgment of the shareholder's income tax return for the year of disposal. Indexation can only be taken into account in calculating a capital gain and will be ignored in the calculation of any capital loss.

Where shareholders choose the indexation method, any available capital losses of the shareholder would be applied after calculating the realised capital gain from disposal.

MIM shareholders who:

a) are entitled to make the indexation choice referred to above, but do not make the election; or
b) acquired their shares after 11:45 am on 21 September 1999, but have held their shares for at least 12 months and one day;

are entitled to discount the capital gain on disposal by 50% in the case of individuals or by one-third in the case of complying superannuation entities (the "discount method").

In determining the discounted capital gains arising for MIM shareholders who elect the discount method, shareholders may apply available capital losses. Shareholders have the option of applying capital losses firstly to other capital gains in preference to the discounted capital gains. Losses applied to discounted capital gains will apply to reduce nominal capital gains *before* applying the relevant discount factor (one-half or one-third).

Accordingly, individual MIM shareholders who have held their shares for at least 12 months and one day (and who adopt the discount method) will be liable to CGT on 50% of any capital gain realised on disposal of the shares. MIM shareholders which are complying superannuation entities and which have held their shares for at least 12 months and one day (and which adopt the discount method) will be liable to CGT on two-thirds of any net capital gain realised on disposal of the shares.

If, at the time of disposal, the MIM shares (whether held by an individual or complying superannuation entity) have been held for less than 12 months and one day, the shareholder will be liable to CGT on the full amount of any capital gain realised.

2.2.2. Trustees and beneficiaries

Trustees will only be liable for CGT on capital gains arising in respect of shares if no beneficiaries are presently entitled to the capital proceeds on disposal. Trustees may choose to use the indexation method, provided the shares were acquired at or before 11:45 am on 21 September 1999. Trustee MIM shareholders which have held their shares for at



least 12 months and one day (and which adopt the discount method) will be liable to CGT on 50% of any capital gain realised on disposal of the shares.

Where the beneficiaries of the trust are presently entitled to the trust income, the net income of the trust will include the capital gain. Where the discount method is chosen, this gain will be reduced to 50% of the capital gain, provided the shares have been held for at least 12 months and one day. The capital gain will effectively flow through the trust to be taxable in the hands of the beneficiaries according to their particular status. The beneficiary's proportionate share of any discounted capital gain from the trust will be grossed up by a factor of 100%.

Where the beneficiary of the trust is an individual, complying superannuation entity or trustee, that amount may in turn be subject to discounted CGT treatment in the hands of the beneficiary (ie. liable to pay tax on 50% or two-thirds of the gain as applicable).

2.2.3. Corporate shareholders

The cost base for corporate shareholders will include indexation where their shares were acquired at or before 11:45 am on 21 September 1999. Indexation is only included in the cost base of the shares for the purpose of calculating any capital gain, but not a capital loss. Cost bases for shares acquired after 11:45 am on 21 September 1999 will be determined without regard to indexation.

Corporate shareholders are not eligible to use the discount method to determine capital gains, and will be taxed on the full amount of any capital gain realised.

2.3. CGT implications for non-residents

Shareholders who are not resident in Australia for income tax purposes, and are not carrying on a business in Australia, will not be subject to Australian CGT on the disposal of their shares if they (and their associates) have not held 10% or more (by value) of the shares in MIM on issue at any time in the five years preceding the disposal of the shares. If this 10% threshold has been exceeded, Australian CGT may apply, subject to the application of any relevant Double Taxation Agreement.

2.4. CGT implications for MIM shareholders who acquired shares prior to 20 September 1985

MIM shareholders who acquired their shares on capital account before 20 September 1985 ("pre-CGT MIM shares") are not subject to Australian CGT in respect of the disposal of those shares. Corporate and unit trust MIM shareholders should note that in certain circumstances of changes in underlying ownership, any pre-CGT MIM shares can be

(4)

PRICEWATERHOUSECOOPERS

deemed to have been acquired after 19 September 1985 and could therefore be subject to CGT.

2.5. MIM shareholders subject to income tax on disposal

Shareholders who hold their shares as trading stock, or otherwise on revenue account (eg share traders, banks and insurance companies) will be required to treat profits made on disposal as ordinary assessable income, as opposed to capital gains. In this case, profits are calculated without reference to indexation of the cost, or to discounts on disposal, as is the case with capital gains. Tax losses on disposal for such taxpayers would generally also be on revenue account, and thus able to be offset against revenue gains.

3. General

With the exception that PricewaterhouseCoopers Securities Ltd receives fees calculated on an hourly basis for the professional services rendered in connection with the preparation of this report, we advise that PricewaterhouseCoopers Securities Ltd does not have any interest in the promotion of the offer, nor does it have any interest in the shares of MIM or Xstrata.

It should be noted that although PricewaterhouseCoopers Securities Ltd has given its consent to the inclusion of this report in the Information Memorandum, we give no assurance or guarantee in respect of the outcome of the offer and consent should not be taken as an endorsement or recommendation.

Yours faithfully



Hugh Nalder
Authorised Representative
PricewaterhouseCoopers Securities Limited

(5)



Appendix A

Analysis of tax implications for a range of shareholder profiles

We have undertaken an analysis of the likely taxation implications for the following range of shareholder profiles:

a) a resident company;
b) a non-resident;
c) a superannuation fund;
d) a resident individual (ie gains are on capital account); and
e) a resident individual share trader (ie gains are on revenue account).

Based on the offer price of $1.72 per MIM share, we have analysed the likely tax outcomes for the above shareholder groups, assuming a number of possible original acquisition scenarios:

i. MIM share acquired prior to 21 September 1985 (pre-CGT) for $1.00;
ii. MIM share acquired in 1986 (post-CGT) for $1.60;
iii. MIM share acquired in 1994 (post-CGT) for $3.00;
iv. MIM share acquired in1995 (post-CGT) for $2.00;
v. MIM share acquired in 1999 (post-CGT) for $1.50; and
vi. MIM share acquired in 2002 (post-CGT) for $1.00.

Our conclusions are summarised in the table below.

Assumptions

The following assumptions have been made in performing the analysis:

- Shareholders do not have capital or revenue losses available which can be used to offset capital gains or assessable amounts arising from acceptance of the offer;
- Tax rate for companies of 30% for the 2003 income year;
- Tax rate applicable to individual shareholders is the top marginal rate plus the Medicare Levy, 48.5%;

PRICEWATERHOUSECOOPERS

- Non-resident shareholders and their associates have not held an interest greater than 10% of the MIM shares on issue at any time in the five years preceding disposal of the MIM shares;

- We have not considered the potential tax implications for non-residents of the disposal of MIM shares in foreign jurisdictions;

- Shareholders acquiring MIM shares in 1986 for $1.60 have an indexation factor of 1.697. This translates to an indexed cost base for CGT purposes of $2.72;

- Individuals, superannuation funds and trustees will choose the CGT discount or indexation method based on the optimal outcome in the scenarios selected.

- The CGT discount, which is available to shareholders who have held their shares for at least 12 months and one day prior to disposal, is:

    - for resident individuals and trustees: 50%; and
    - for superannuation funds: 33 1/3%.



Summary of Outcomes

Shareholder	Xstrata purchase for $1.72 per MIM share - After Tax Return					
Acq. Date	**Pre-CGT**	**1986**	**1994**	**1995**	**1999**	**2003**
Orig. Cost	**$1.00**	**$1.60**	**$3.00**	**$2.00**	**$1.50**	**$1.00**
Company	$1.72	$1.72	$1.72	$1.72	$1.65	$1.50
Non-resident	$1.72	$1.72	$1.72	$1.72	$1.72	$1.72
Super fund	$1.72	$1.72	$1.72	$1.72	$1.70	$1.61
Individual	$1.72	$1.72	$1.72	$1.72	$1.67	$1.37
Individual Trader	$1.37	$1.66	$1.72	$1.72	$1.61	$1.37

Notes

1. 'After Tax Return' is the cash return to shareholders, net of any Australian income tax paid at the shareholder level (we have not considered the impact of any overseas taxes).
2. Cash return to shareholders before any taxes or tax refunds at the shareholder level is $1.72.
3. In addition to the returns calculated above, shareholders may also be entitled to capital losses as a result of the offer. As these losses may only be utilised in certain circumstances, they are not reflected in 'After Tax Return'. Estimated capital losses are:
   a) Company, Super fund or Indiv. (non trader), original acquisition price of $3.00 in 1994: $1.28;
   b) Company, Super fund or Indiv. (non trader), original acquisition price of $2.00 in 1995: $0.28.
4. Shareholders assessable otherwise than on capital account (eg. Sharetraders) may also realise a revenue loss, estimated to be $1.28 or $0.28 for original acquisition prices of $3.00 in 1994 or $2.00 in 1995 respectively.

(8)

Section 6



GRANT SAMUEL



GRANT SAMUEL & ASSOCIATES

LEVEL 6
1 COLLINS STREET
MELBOURNE VIC 3000
T: +61 3 9654 7300 / F: +61 3 9654 7338
www.grantsamuel.com.au

29 April 2003

The Directors
MIM Holdings Limited
Level 3 West Tower
410 Ann Street
Brisbane, QUEENSLAND 4000

Dear Sirs

Proposed Acquisition by Xstrata plc

1 Introduction

On 7 April 2003, M.I.M. Holdings Limited (MIM) and Xstrata Plc ("Xstrata") announced a proposal that, if approved by MIM shareholders, would result in Xstrata acquiring 100% of MIM. MIM shareholders will be offered $1.72 in cash for each ordinary share in MIM (the "Xstrata Offer").

The Xstrata Offer will be effected through a scheme of arrangement and is subject to the approval of MIM shareholders and the Supreme Court of Queensland. If the scheme is implemented, all of the MIM shares will be transferred to Xstrata in consideration for $1.72 cash per share.

The Xstrata Offer is subject to a number of conditions, including:

- relevant regulatory approvals;
- the approval of Xstrata shareholders; and
- the underwriting and financing arrangements of Xstrata required to fund the Xstrata Offer becoming unconditional and not being terminated.

MIM was formed in 1924, following the discovery of lead-zinc at Mount Isa, Queensland. The company has expanded significantly to become a leading Australian diversified resources company. MIM's major assets are:

- coal operations, consisting of 75% interests in the Oaky Creek and NCA coal projects, located in the Bowen Basin coal province in Northern Queensland, and a 100% interest in the Rolleston coal project;
- the Mount Isa Operations, which incorporate the Isa Copper, Isa Lead-Zinc and Ernest Henry mining operations and the Mount Isa processing complex and related facilities;
- a 50% interest in the Alumbrera copper project in Argentina;
- the McArthur River lead-zinc project in the Northern Territory (75% interest);
- the Ravenswood gold operation; and
- a number of proprietary technologies in its base metals business.

Xstrata is an international resources group based in Switzerland. It operates coal mines in South Africa and Australia, zinc mining and smelting operations in Spain and ferrochrome and vanadium production facilities in South Africa and Australia. It has a market capitalisation of approximately £1.3 billion



(A$3.4 billion). Its major shareholder is Glencore International AG, a private Swiss based investment and commodity trading house.

There is no regulatory requirement for MIM to commission an independent expert's report in relation to the Xstrata Offer. However, the Directors of MIM have requested that Grant Samuel & Associates Pty Limited ("Grant Samuel") prepare a report setting out Grant Samuel's opinion as to whether the Xstrata Offer is in the best interests of MIM shareholders. The report will accompany the Information Memorandum to be sent by MIM to its shareholders. Grant Samuel is independent of MIM and Xstrata and has no other involvement with, or interest in, the outcome of the Xstrata Offer.

2 Summary of Opinion

In Grant Samuel's view the Xstrata Offer is fair. Grant Samuel has valued MIM in the range $1.70–2.24 per share. The valuation represents the full underlying value of MIM's business operations and includes a premium for control. The valuation reflects the current and projected performance of MIM and takes into account the significant growth potential at a number of operations. The value of the consideration offered under the Xstrata Offer is $1.72 cash per share. While this is near the bottom end of the valuation range of $1.70-2.24 per share, it is still fair.

MIM has conducted a comprehensive process to seek alternative offers for the company. Potential alternative acquirers have had ample opportunity to make competing offers for MIM. No other offer has been made that would have delivered with certainty value superior to the Xstrata Offer.

The Xstrata Offer is around 40% higher than MIM's share price in the days leading up to 21 November 2002, when MIM announced that it had been approached by Xstrata. Grant Samuel expects that, given current market conditions, in the absence of the Xstrata Offer or an alternative proposal MIM shares would trade at prices significantly below the Xstrata Offer price.

Accordingly, Grant Samuel has concluded that the Xstrata Offer is in the best interests of MIM shareholders.

3 Key Conclusions

- **The Xstrata Offer is fair.**

  MIM has been valued in the range $1.70-2.24 per share. The Xstrata Offer of $1.72 cash per share is near the bottom end of the range but is still fair.

  The MIM valuation is summarised below:

MIM Holdings Limited – Valuation Summary

	Valuation (US$ million)		Valuation (A$ million)	
	Low	**High**	**Low**	**High**
Coal Operations			2,000	2,310
Mount Isa Mining Operations	1,425	1,750	2,375	2,920
Alumbrera-50% interest	360	400	600	670
Other assets			210	315
Corporate overheads			(220)	(200)
Total enterprise value			**4,965**	**6,015**
Hedge Book			(260)	(230)
Adjusted Net debt			(1,302)	(1,302)
Value of net assets			**3,403**	**4,483**
Shares on issue (millions)			1,997.7	1,997.7
Net value per share			**1.70**	**2.24**

MIM has been valued by aggregating the estimated fair market value of its businesses and other assets, adjusting for the mark to market value of MIM's hedge portfolio and deducting net borrowings. Net debt is based on MIM's balance sheet as at 31 December 2002. The valuation is appropriate for the acquisition of MIM as a whole and includes a premium for control. The value



exceeds the price at which Grant Samuel would expect shares in MIM to trade on the Australian Stock Exchange in the absence of a takeover offer or similar transaction.

The principal approach to valuing MIM's major assets was by discounted cash flow analysis. A number of different scenarios were developed for the operating assets. The assumptions as to production rates and operating and capital costs for each scenario were developed by independent technical specialist, Australian Mining Consultants Pty Ltd ("AMC"). The discounted cash flow models project cash flows from 1 January 2003 onwards. Cash flows for the Mount Isa Operations, Alumbrera and McArthur River were projected in US dollar terms.

Projected ungeared cash flows were discounted to a present value using nominal discount rates of 9-10%. Net present values were determined for each scenario across a range of commodity prices and discount rates. Values denominated in US$ were converted to A$ at a spot exchange rate of A$1.00=US$0.60.

- **The valuation represents an assessment of the current value of MIM.**

  Grant Samuel's valuation range of $1.70-2.24 per share is based on a valuation of MIM as at the date of this report. This includes an assessment of the current value of a number of potential growth opportunities, including:

  - expansions to MIM's coal operations, including the Rolleston coal project;
  - expansions to MIM's copper and lead-zinc operations at Mount Isa through the development of an open pit;
  - the production of metal on-site at McArthur River using MIM's proprietary Albion process.

  These projects are at various stages of development. The valuation involves judgments regarding potential incremental value and project development risks.

  The future value of MIM will almost certainly be different from the current value, perhaps materially, depending on the resolution of the various risks associated with MIM's growth opportunities, and on future commodity prices, exchange rates and economic conditions. However, the possible future value of MIM is not relevant to the assessment of the Xstrata Offer. Rather, the assessment involves a comparison of the Xstrata Offer price with the current value of MIM.

- **MIM conducted a comprehensive process to seek alternative offers.**

  Following the unsolicited approach by Xstrata announced on 21 November 2002, MIM and its advisers undertook an extensive process to seek alternative offers for MIM. This included making approaches to all relevant mining companies and offering to provide access to detailed information regarding the company.

  MIM and its advisers also reviewed alternative transaction structures including demergers, trade sales, IPO's and joint ventures of parts of its buiness. It was recognised that separate sales of the various individual business units could attract many more buyers than a sale of the whole company. However, a piecemeal sale ran the risk of MIM being left with businesses that were not optimal for a separate listed entity having regard to expected funding and earnings projections. It also raised tax and transaction cost issues.

  A number of parties conducted detailed due diligence on MIM. Both formal and informal proposals were made to and considered by MIM. None of these proposals involved a cash offer for the company. None would have delivered with certainty value superior to the Xstrata Offer. The MIM board formed the view that none of these proposals was as attractive as the Xstrata Offer, having regard to issues including the value of the consideration offered and certainty of completion. There remains an opportunity for interested parties to make superior offers prior to the shareholders' vote on the Xstrata Offer.

- **In the absence of the Xstrata Offer or an alternative proposal MIM shares are likely to trade at a significant discount to the Xstrata Offer price.**



On 21 November 2002, MIM announced that it was in discussions with Xstrata in relation to a transaction that may lead to a change in control of MIM. Immediately prior to this announcement, MIM shares were trading in the range $1.21-1.25. Following the announcement, the MIM share price rose to $1.52. Since then, MIM's shares have traded in the range $1.37-1.70.

The Xstrata Offer is at a premium of around 40% to the MIM share price in the days prior to the original announcement of discussions with Xstrata. In Grant Samuel's view, in the absence of the Xstrata Offer or an alternative proposal MIM shares are likely to trade at a significant discount to the Xstrata Offer price.

- **There are advantages and disadvantages for shareholders to consider.**

  An overall conclusion as to whether the Xstrata Offer is in shareholders' best interests needs to consider the advantages and disadvantages for shareholders. The factors suggesting that acceptance of the Xstrata Offer is in shareholders' best interests are, in Grant Samuel's view, compelling:

  - the Xstrata Offer price of $1.72, while near the bottom end of Grant Samuel's valuation range for MIM of $1.70-2.24 per share, is fair;

  - MIM has conducted a comprehensive sales process over more than four months to encourage a higher offer from a competing bidder. MIM's board has formed the view that none of the alternative proposals made to MIM was more attractive than the Xstrata Offer. In any event, there is still scope for a competing bidder to emerge;

  - The Xstrata Offer price represents a substantial premium to the MIM share price immediately prior to MIM's original announcement that an approach had been made by Xstrata. Trading in MIM shares since that announcement appears to have been influenced by the market's perception of the likelihood that MIM would complete a transaction with Xstrata. In Grant Samuel's view, in the absence of the Xstrata Offer or an alternative proposal MIM shares are likely to trade at a significant discount to the Xstrata Offer price; and

  - the earnings of MIM are intrinsically volatile and there is a risk, arguably material, that MIM will not be able to sustain the earnings improvement achieved in the 2002 financial year.

  On the other hand:

  - by accepting the Xstrata Offer, MIM shareholders will be giving up the potential to share in the additional value that could be generated by MIM in the medium term through the successful development of a number of projects; and

  - it could be argued that the Xstrata Offer has been made in the context of depressed world economic and capital markets conditions, and that greater value could be realised in a more favourable environment.

The ultimate judgment for MIM shareholders is whether to vote in favour of the Xstrata Offer or to reject the Xstrata Offer in the expectation that a price higher than $1.72 could be realised in the near term. In Grant Samuel's view, it is likely that, on the basis of current market conditions, in the absence of the Xstrata Offer or an alternative proposal MIM shares would trade at prices significantly lower than $1.72 in the short term. It is possible that MIM shares could ultimately trade at prices higher than $1.72 if MIM is able to sucessfully exploit its growth opportunities, but this would probably only be in the medium to longer term. Moreover, there can be no assurance that such a share price would be achieved. There can be no guarantee that MIM's performance or the external environment will materially improve, and there is at least a possibility that they will deteriorate. In Grant Samuel's view the balance of risks is such that shareholders are clearly better off voting in favour of the Xstrata Offer. Accordingly, Grant Samuel has concluded that the Xstrata Offer is in the best interests of MIM shareholders.

GRANT SAMUEL



4 Other Matters

Voting for or against the Xstrata Offer are matters for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the Xstrata Offer should consult their own professional adviser.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates



GRANT SAMUEL

■ ■ ■

Table Of Contents

GRANT SAMUEL



Appendices

1. Selection of Discount Rates
2. Analysis of Comparable Listed Companies and Recent Transactions
3. Overview of Base Metals Industry
4. Overview of Coal Industry
5. Report by Australian Mining Consultants Pty Ltd



1 Details of the Offer

On 7 April 2003, M.I.M. Holdings Limited (MIM) and Xstrata Plc ("Xstrata") announced a proposal that, if approved by MIM shareholders, would result in Xstrata acquiring 100% of MIM. MIM shareholders will be offered $1.72 in cash for each ordinary share in MIM (the "Xstrata Offer").

The Xstrata Offer will be effected through a scheme of arrangement and is subject to the approval of MIM shareholders and the Supreme Court of Queensland. It must be approved by a majority in number of the MIM shareholders who vote at the scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the meeting. If the scheme is implemented, all of the MIM shares will be transferred to Xstrata in consideration for $1.72 cash per share.

The Xstrata Offer is subject to a number of conditions, including:

- relevant regulatory approvals, including the approval of FIRB, ACCC, European Commission and other governmental agencies;
- the approval of Xstrata shareholders; and
- the underwriting and financing arrangements of Xstrata required to fund the Xstrata Offer becoming unconditional and not being terminated.

Xstrata is an international resources group based in Switzerland. It operates coal mines in South Africa and Australia, zinc mining and smelting operations in Spain and ferrochrome and vanadium production facilities in South Africa and Australia. It has a market capitalisation of approximately £1.3 billion (A$3.4 billion). Its major shareholder is Glencore International AG ("Glencore"), a private Swiss based investment and commodity trading house, which owns approximately 40% of Xstrata.

Xstrata proposes to finance the acquisition by an underwritten rights issue which will raise approximately £901 million (A$2.4 billion), net of expenses, with the balance to be provided by bank debt. Glencore has undertaken to MIM to take up its entitlement under the rights issue in full, and to vote in favour of the transaction at the meeting of Xstrata shareholders.

The Board of MIM has agreed to a "No-shop" arrangement with Xstrata which prohibits MIM from initiating or participating in any negotiations, discussions or communications with another potential purchaser, subject to usual fiduciary carve outs. MIM has also agreed to reimburse Xstrata for up to $51.7 million of its actual external costs in certain circumstances, including if:

- there is a competing bid during the term of the Xstrata Offer where the competing bidder achieves more than 50% unconditional acceptances of MIM shares; or
- a majority of MIM directors change their recommendation (other than to recommend a superior bid or where required to do so by their fiduciary duties or other legal duties).

Xstrata has agreed to reimburse MIM for up to $26 million of its actual external costs where Xstrata is in material breach of the agreement.



2 Scope of the Report

2.1 Nature and Purpose of the Report

The Xstrata Offer is subject to the Corporations Act and the ASX Listing Rules. In particular, the Scheme is subject to approval in general meeting by MIM shareholders pursuant to Section 411 of the Corporations Act ("Section 411").

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent's expert's report must state whether a scheme of arrangement is in the best interests of shareholders and to state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the Directors of MIM have engaged Grant Samuel to prepare a report stating whether, in its opinion, the Xstrata Offer is in the best interests of MIM shareholders.

This report has been prepared by Grant Samuel for the benefit of the Directors of the MIM (and no other party) to assist them in making recommendations to shareholders in relation to the Xstrata Offer. It will accompany the Scheme Booklet to be sent to shareholders. The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the Xstrata Offer is in the best interests of MIM shareholders.

Approval or rejection of the Xstrata Offer is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Xstrata Offer should consult their own professional adviser.

2.2 Basis of the Assessment

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgment on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Xstrata Offer is to assess its overall impact on the shareholders of MIM and to form a judgment as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

The following factors, inter alia, have been considered in determining whether the Xstrata Offer is in the best interests of MIM shareholders:

- the underlying value of MIM shares;
- the existing shareholding structure of MIM;



- any other benefits of the Xstrata Offer;
- the likelihood of an alternative offer;
- the likely market price and liquidity of MIM shares in the absence of the Xstrata Offer; and
- the costs, disadvantages and risks of the Xstrata Offer.

2.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

- annual reports of MIM for the five years ended 30 June 2002 and half yearly report for the six months ended 31 December 2002;
- industry data and reports;
- recent press articles on MIM and relevant industries;
- recent brokers' reports on MIM, relevant industries, and listed companies in Australia and overseas that are comparable to MIM;
- other information on relevant industries and listed companies comparable to MIM including annual reports, interim financial results, public announcements, regulatory filings, press reports and sharemarket data;
- access to certain board papers and other internal briefing papers;
- financial forecasts for MIM for each of the operations and head office; and
- other confidential correspondence, taxation advice, legal advice and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of MIM and certain of their financial and taxation advisers.

2.4 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based on financial and other information provided by MIM. Grant Samuel has considered and, except where it has relied on its own investigations or on the investigations of the technical expert (see below), relied upon this information and its completeness, accuracy and fair presentation. MIM has represented in writing to Grant Samuel that the information relied upon was provided in good faith, was complete and was not then, and is not now, considered to be incorrect or misleading in any material aspect (subject to the fact that forecasts, budgets and other forward looking statements are inherently uncertain and cannot be guaranteed or otherwise warranted by MIM). The information provided to Grant Samuel has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to the value of MIM. However, in preparing reports such as this, time is limited and Grant Samuel does not warrant that its enquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Except as expressly set out in this report, Grant Samuel has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided by MIM. In any event, an opinion as to whether a transaction is in the best interests of shareholders is more in the nature of an overall review rather than a detailed audit or investigation.

GRANT SAMUEL



Grant Samuel has no reason to believe that any material facts have been withheld and MIM has confirmed in writing that it believes it has provided all relevant information of which it is aware but Grant Samuel does not represent that it has received all relevant information.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgments of management. This type of information was also evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of MIM. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the methods of accounting in previous years (except where noted or where required due to a change in accounting standards).

Grant Samuel appointed technical specialists to review the mineral assets of MIM. Australian Mining Consultants Pty Limited ("AMC") was commissioned to review the assets of MIM. These reviews included a review of resources, reserves, life-of-mine plans, production schedules, operating costs, capital costs, potential reserve extensions and exploration. AMC also prepared valuations of MIM's exploration interests, technology assets and interests in developing projects. Reports prepared by AMC are attached to and form part of this report.

The information provided to Grant Samuel included life of mine plans for MIM. These were prepared by the management of MIM. Grant Samuel has considered these plans for the purposes of its analysis. These plans were reviewed and adjusted by AMC as appropriate for valuation purposes. Grant Samuel takes no responsibility for these adjusted plans. Grant Samuel does not warrant the achievement of the forecasts implicit in these plans. Forecasts by their nature involve assessments of uncertain future events. Actual future performance may be significantly more or less favourable than the forecasts.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the accompanying Explanatory Booklet is complete, accurate and fairly presented in all material respects;
- the Xstrata Offer will be implemented in accordance with the terms; and
- the legal mechanisms to implement the Xstrata Offer are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analyses of factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.



3 Profile of MIM

3.1 Overview

MIM was formed in 1924, following the discovery of lead-zinc at Mount Isa in 1923. The company has expanded significantly to become a leading Australian diversified resources company. At 31 December 2002, MIM had total consolidated assets of $6.6 billion. MIM' share of net sales revenue from operations was $3.5 billion in the year ended 30 June 2002 and $1.7 billion for the six months ended 31 December 2002.

MIM is involved in the production of copper, coal, lead-zinc-silver and gold. MIM's major assets are:

- 75% interests in the Oaky Creek (coking) and NCA (steaming and coking) coal projects, which are located in the Bowen Basin coal province in Northern Queensland, and a 100% interest in the Rolleston coal project. The NCA project comprises the Newlands and Collinsville mines;
- the Mount Isa mining and processing complex and related facilities, which incorporates the X41 and Enterprise copper mines, the Isa Lead mine and nearby George Fisher lead-zinc-silver mine, concentrator and smelting facilities at Mount Isa for copper and lead-zinc-silver, the Townsville copper refinery and port facilities and Britannia Refined Metals for refining lead in England;
- the Ernest Henry copper-gold mine in north-west Queensland. Ernest Henry copper concentrate is transported to Mount Isa for smelting;
- a 75% interest in the McArthur River lead-zinc project in the Northern Territory;
- a 50% interest in the Alumbrera copper project in Argentina. Production from this mine commenced in 1998;
- the Ravenswood gold mine. In March 2003, MIM acquired an outside interest in Ravenswood for $20 million; and
- a number of proprietary technologies in its base metals business including the Albion process, ISAPROCESS, ISASMELT and MIMDAS.

The structure of MIM's operations is depicted below:


MIM
Copper-Gold
Coal
Zinc-Lead-Silver
MINES
• Mount Isa Copper (100%)
• Ernest Henry (100%)
• Alumbrera (50%)
• Ravenwood (100%)
SMELTERS & REFINERIES
• ISASMELT Smelter (100%)
• Townsville Refinery (100%)
MINES
• Oakey Creek (75%)
• Collinsville (75%)
• Newlands (75%)
• Rolleston (100%)
MINES
• Mount Isa Lead (100%)
• George Fisher/Hilton (100%)
• McArthur River (75%)
SMELTERS & REFINERIES
• Mount Isa Lead Smelter (100%)
• Brittania Lead Refinery (100%)

In February 2002, MIM raised approximately $330 million (net of expenses) through the issue of 260 million shares at $1.30 per share to a range of domestic and international institutions. The raising was to fund the acquisition of a 55% interest in the Moura coal operation in Queensland.



The acquisition subsequently did not proceed as a result of the exercise of pre-emptive rights by other parties. MIM applied the funds raised to reduce debt.

MIM has a strategy of growing its coal and copper activities. It is targeting an increase in coal production to around 38 million tonnes per annum and an increase in copper production to 600,000 tonnes per annum by 2006. In line with this strategy:

- in July 2002, MIM announced an increase in reserves for both the NCA and Oaky Creek mining operations. NCA reserves increased by almost a third to 147 million tonnes. Oaky Creek coking coal reserves were increased by 23% to 154 million tonnes. Reserves at NCA were increased further at 31 December 2002 to 170 million tonnes;
- in July 2002, MIM also announced that the company is to continue with the $150 million of capital initiatives aimed at increasing returns from the company's NCA project. These initiatives include the development of the 8 million tonnes per annum northern underground mine at Newlands and the acquisition of a larger dragline for open cut mining at Newlands;
- on 17 September 2002, MIM announced a major copper growth strategy involving acceleration of the development of a large open pit at Mount Isa and an increase in copper production through utilising some of the lead-zinc infrastructure for copper production and thereby reducing the production of lead-zinc-silver. MIM expects annual copper production at Mount Isa and Ernest Henry to increase from approximately 287,000 tonnes in 2002 to approximately 400,000 tonnes by 2006 (now subject to a pre-feasibility study currently under way);
- on 6 March 2003, MIM announced that it was proceeding with the development of the Rolleston open cut thermal coal mine in central Queensland. The capital cost of the mine is estimated at $175 million and the cost of a new rail line is estimated at $200 million. Production is expected to ramp up from 6 mtpa in the 2005 financial year to 8 mtpa in the 2007 financial year.

In December 2002, MIM sold the Duisburg Zinc Smelting business and ceased production at its Wakefield scrap lead operations in the UK. MIM has made a provision of $11.8 million for closure costs at Wakefield. In February 2003, after a consultation process with the workforce, MIM announced a closure of the Avonmouth plant. MIM incurred a $78.2 million loss on the sale of the Duisburg operation and a provision of $113.8 million for the Avonmouth operation. On 27 March 2003, MIM announced that it proposed closing one of three refineries at BRM, which was previously supplied by MIM's Avonmouth plant.

On 21 November 2002, MIM announced that it was in discussion with Xstrata plc in relation to a transaction that could lead to a change in control of MIM. MIM announced on 26 March 2003 that it was continuing discussions with Xstrata and the Xstrata Offer was announced on 7 April 2003.



3.2 Financial Performance and Position

3.2.1 Financial Performance

MIM's share of revenues and earnings before interest and tax ("EBIT") in recent years is set out below:

MIM Share – Sales & EBIT (A$million)						
	Year ended 30 June					6 months
	1998	1999	2000	2001	2002	to Dec. 2002
Sales revenue						
Oaky Creek (75%)	285.5	283.9	324.2	413.6	564.1	293.9
NCA Project (75%)	288.2	362.6	281.8	400.6	535.9	239.2
Mount Isa Copper	689.3	666.3	769.6	1,032.9	962.9	468.3
Ernest Henry[1]	30.4	132.8	159.1	204.5	179.2	204.7
Alumbrera (50%)	140.4	388.8	374.0	421.4	501.7	223.0
Mount Isa Lead	446.7	409.3	412.2	483.4	466.8	209.8
McArthur River (75%)[2]	143.1	173.2	183.9	210.7	179.8	84.2
BRM	529.4	469.0	451.0	423.2	447.6	207.2
Discontinued operations	475.7	427.2	442.9	436.2	431.9	176.8
Ravenswood	30.5	34.6	37.8	31.4	29.3	25.3
Intra group sales/Other	(395.4)	(493.6)	(464.0)	(682.4)	(789.6)	(433.5)
Group sales	**2,663.8**	**2,854.1**	**2,972.5**	**3,375.5**	**3,509.6**	**1,698.9**
EBIT[3]						
Oaky Creek (75%)	22.6	33.7	47.3	140.4	220.3	119.6
NCA Project (75%)	42.8	54.8	46.2	109.2	200.8	58.6
Mount Isa Copper	81.5	(34.0)	83.1	192.5	168.8	74.8
Ernest Henry[1]	2.7	7.5	22.3	37.0	14.6	46.7
Alumbrera (50%)	23.6	76.8	79.2	87.5	118.8	50.9
Mount Isa Lead	24.1	3.6	12.0	45.9	4.8	(24.4)
McArthur River (75%)[2]	6.1	8.9	23.4	15.9	(0.9)	(6.9)
BRM	30.9	21.6	16.3	3.8	21.7	(6.8)
Discontinued operations	(1.6)	(13.1)	(0.2)	(44.4)	(73.1)	(241.8)
Ravenswood	7.2	8.4	7.9	7.7	(6.2)	(9.5)
Currency Hedging costs	(7.2)	(29.0)	22.6	(179.7)	(272.1)	(99.3)
Corporate Overheads/other	(45.2)	(82.4)	(84.9)	(184.5)	(223.2)	(67.5)
Group EBIT[4]	**187.5**	**56.8**	**275.2**	**231.3**	**174.3**	**(105.6)**

Source: MIM.

Notes: (1) Ernest Henry results for 51% interest until June 2002 when the mine became wholly owned by MIM.
(2) MIM increased its interest in McArthur River from 70% to 75% in 2002.
(3) Individual business results exclude exchange gains or losses.
(4) Group EBIT is after abnormals and significant items.



The consolidated historical financial operating performance of MIM is summarised below:

MIM – Consolidated Financial Performance (A$million)						
	Year ended 30 June					6 months to 31 Dec. 2002
	1998 (actual)	1999 (actual)	2000 (actual)	2001 (actual)	2002 (actual)	
Group sales	**2,833.4**	**3,242.8**	**3,346.5**	**3,797.0**	**4,011.3**	**1,922.0**
Group EBIT[1]	**217.1**	**177.8**	**369.0**	**428.9**	**450.3**	187.0
Net interest	(114.6)	(176.7)	(161.4)	(202.7)	(176.1)	(65.6)
Group profit before tax	**102.5**	**1.1**	**207.6**	**226.2**	**274.2**	121.6
Tax expense (incl associates)[2]	(29.9)	(26.0)	(78.1)	(94.3)	(83.7)	(81.5)
Net Abnormal and significant items and discontinued operations[3]	4.2	(12.0)	54.7	(0.2)	48.8	(238.0)
Minority interests	3.6	(13.2)	(17.6)	(27.1)	(150.4)	(6.9)
Profit attributable to MIM shareholders	**80.4**	**(50.1)**	**166.6**	**104.6**	**88.9**	**(204.8)**
Attributable profit excluding abnormals, significant and discontinued[4]	*76.2*	*(38.1)*	*111.9*	*104.8*	*40.1*	*33.2*
EBIT margin (%)	*7.7%*	*5.5%*	*11.0%*	*11.3%*	*11.2%*	9.7%
Net interest expense/EBIT (%)	*52.8%*	*99.4%*	*43.7%*	*47.3%*	*39.1%*	35.0%
Effective tax rate (%)	*29.2%*	*2363.6%*	*37.6%*	*41.7%*	*30.5%*	67.0%

Source: MIM.

Notes: (1) EBIT adjusted for significant items and discontinued operations.

(2) Tax expense includes abnormal items from 2001.

(3) Abnormal and significant items are net of tax between 1998 and 2000. From 1 July 2000, reporting entities are no longer required to disclose abnormal items. Instead only items of individual significance (before tax) are required to be disclosed.

(4) Discontinued operations only separated in the six months to 31 December 2002.

MIM's financial performance over the last five years reflects the cyclical nature of its business and the developmental stage of some of its assets. In recent years earnings have improved dramatically in the Coal operations and Mount Isa Copper. In analysing MIM's financial performance, the following should be noted:

- the beginning of commercial production at the Alumbrera and Ernest Henry projects in 1997/98 had two significant effects on 1998 reporting. First, it added 5 months' results for Alumbrera and 2 months' results for Ernest Henry, affecting comparisons with the previous year. Secondly, MIM reported on each project on a consolidated basis. 1998 was also a peak year in respect of capital expenditure on major projects. This also affected interest and gearing levels;

- MIM recorded an operating loss for the year of $38.1 million (MIM's share after tax, before abnormal items) in 1999. The loss largely resulted from the combination of planned interruptions to production during the December half and the slower than expected ramp up of the copper smelter, as well as substantially lower annual commodity prices received, particularly for copper. The tax rate in 1999 was very high as a result of timing differences associated with items such as depreciation;

- in 2000, improved operating performances and higher copper prices resulted in a significant improvement in earnings. Ernest Henry and McArthur River produced significant improvements in earnings;

- in 2001, earnings from copper and coal improved dramatically, reflecting improved operating performance, the opening of the Enterprise copper mine and lower Australian dollar. Poor performance by the European smelters and a loss of $180 million from currency hedging impacted profits; and

- in 2002, increased production of all core products and continued improvement in costs were achieved in the face of weak copper and zinc prices. Coal earnings increased 69% and Alumbrera achieved record earnings. However, non-core European zinc smelters incurred a loss of $73 million and were written down by $116 million to nil. A net gain of $82 million



from the devaluation of the Argentine Peso helped to offset part of the losses from currency hedging of $272 million.

- in the six months to 31 December 2002, MIM's profit was impacted by a loss of $238.0 million from discontinued operations, including the loss on the sale of its Duisburg smelter and provision for the closure of the Avonmouth smelter. Hedge losses of $99 million and weaker A$ commodity prices also impacted the earnings. EBIT from continuing operations totalled $136.2 million, down from $150.5 million in the 6 months to 31 December 2001.

Movements in earnings per share are summarised in the table below:

MIM – Earnings and Dividends Per Share (A$million)						
	Year ended 30 June					6 months to 31 Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Earnings available to ordinary shareholders before abnormals, significant items and discontinued operations	76.2	(38.1)	111.9	104.8	40.1	33.2
Dividends paid or payable to ordinary shareholders	41.3	42.1	55.7	56.5	65.0	25.0
Weighted average number of shares (million)	1,647	1,677	1,705	1,732	1,830	1,998
Earnings per share (cents)	*4.63*	*(2.27)*	*6.56*	*6.05*	*2.19*	*1.66*
Dividend declared per share (cents)	*2.50*	*2.50*	*3.25*	*3.25*	*3.25*	*1.25*
Percentage of dividends franked (%)	*29.0%*	*0.0%*	*8.6%*	*8.4%*	*0.0%*	*24.8%*
Payout ratio (%)	*54%*	*na*	*50%*	*54%*	*148%*	*75%*

Source: MIM.

3.2.2 Cash Flow

MIM's businesses generate strong cash flows, as summarised below:

MIM – Consolidated Cash Flow (A$million)						
	Year ended 30 June					6 months to 31 Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Group EBIT	217.1	177.8	369.0	339.2	290.7	(54.7)
Depreciation and amortisation	263.4	390.1	447.8	507.6	534.3	261.9
Group EBITDA	**480.5**	**567.9**	**816.8**	**846.8**	**825.0**	**207.2**
Movements in working capital	24.8	(2.2)	112.2	(149.7)	(96.0)	187.8
Cash flow from operations	**505.3**	**565.7**	**929.0**	**697.1**	**729.0**	**395.0**
Capital expenditure	(1,000.2)	(604.0)	(404.1)	(384.0)	(344.6)	(180.2)
Net investments and acquisitions	95.3	227.2	-	(1.0)	0.0	(81.7)
Cash flow after investing in operations	**(399.6)**	**188.9**	**524.9**	**312.1**	**384.4**	**133.1**
Net repayments of borrowings	464.7	(59.2)	(272.1)	(106.9)	(516.8)	17.8
Advances paid to other entities	(9.4)	-	8.0	0.1	-	-
Proceeds from issue of shares	23.9	23.6	0.9	0.1	330.2	0.2
Net dividends paid	(22.3)	(32.5)	(13.8)	(31.9)	(55.5)	(40.0)
Net interest paid	(145.7)	(191.3)	(157.9)	(187.1)	(170.0)	(65.6)
Net taxes paid (incl GST)	22.3	49.4	11.7	18.8	66.4	(67.3)
Other	-	-	(14.0)	-	-	-
Net group cash flow	**(66.1)**	**(21.1)**	**87.7**	**5.2**	**38.6**	**(21.8)**

Source: MIM.

In reviewing the above table the following should be noted:

- during 1998, MIM divested a 25% interest in the Oaky Creek project for $92.5 million and growth capital expenditure peaked at around $650 million. Sustaining capital expenditure (to maintain existing production capacity) accounted for less than 16% of total capital spending. Major capital expenditure included $306 million at Mount Isa, $201 million at Alumbrera (MIM's 50% share), $43.3 million at Ernest Henry (MIM's 51% share), $54 million at Oaky Creek (MIM's 75% share), $72 million at NCA (MIM's 75% share) and $25 million in the UK operations;



- in 1999, cashflow from operations and proceeds from asset sales (including $170 million from the sale of 25% of Norddeutsche Affinerie AG through a public offering) allowed the expansion programs including Enterprise Mine, George Fisher mine, Oaky North and Copper smelter to be funded without adding debt, despite metal price falls;
- in 2000, a significant increase in cash flow from operations and a reduction in capital expenditure as major expansion programs were completed allowed $272 million of debt repayments;
- MIM's share of total capital expenditure decreased to $382 million in 2001. Capital expenditure on major projects declined sharply, following the substantial completion of the major construction phases for the Enterprise copper mine and George Fisher lead-zinc mine. Sustaining capital was higher, particularly for Mount Isa copper, and included a scheduled copper smelter re-brick during the December half and expenditure deferred during the preceding major project work. Sustaining capital accounted for around $192 million, major project capital $162 million and exploration approximately $29 million;
- in 2002, capital expenditure was significantly reduced as major projects were completed. Strong cashflows from operations together with proceeds from a share placement were used to reduce borrowings; and
- in the six months to 31 December 2002, cash flow from operations was impacted by lower thermal coal prices. Capital expenditure included payment of $68 million to complete the sale of the Duisburg smelter and $14 million to acquire the 49% interest in Ernest Henry that it did not own.

3.2.3 Financial Position

The historical consolidated balance sheet of MIM is summarised below:

MIM – Consolidated Financial Position ($million)

	As at 30 June					As at 31 Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Receivables	530.4	372.8	369.2	388.5	403.9	377.8
Prepayments	16.2	10.5	9.6	17.7	15.2	30.8
Inventories	535.8	440.7	438.5	489.2	442.2	381.6
Creditors and provisions	(937.4)	(564.4)	(958.1)	(519.6)	(581.8)	(657.1)
Provisions for income tax	(5.7)	(4.3)	(2.9)	(0.3)	(0.6)	(0.8)
Net working capital	**139.3**	**255.3**	**(143.7)**	**375.5**	**278.9**	**132.3**
Investments	143.1	0.1	0.1	1.5	1.5	1.5
Mine properties, plant & equipment	4,545.1	4,757.1	4,913.8	5,019.1	4,432.1	4,312.5
Exploration	17.8	12.3	15.6	11.0	33.2	48.0
Net Deferred hedging losses	457.9	115.1	576.5	177.6	195.4	656.9
Intangibles	24.2	18.2	15.9	0.5	0.0	0.0
Deferred tax liabilities	(218.4)	(224.9)	(258.9)	(268.7)	(257.6)	(188.4)
Other (net)	(172.7)	(40.4)	(182.4)	116.0	302.8	(84.0)
Total capital employed	**4,936.3**	**4,892.5**	**4,936.9**	**5,432.5**	**4,986.3**	**4,878.8**
Net debt	(2,540.1)	(2,308.0)	(2,173.0)	(2,487.2)	(1,696.0)	(1,726.4)
Provision for dividends	(20.8)	(21.1)	(34.4)	(34.8)	(40.0)	0.0
Net assets of MIM group	**2,375.4**	**2,563.7**	**2,729.5**	**2,910.5**	**3,250.3**	**3,152.4**
Minority interests	(114.9)	(413.9)	(468.0)	(566.6)	(567.7)	(574.5)
Net assets attributable to MIM shareholders	**2,260.5**	**2,149.8**	**2,261.5**	**2,343.9**	**2,682.6**	**2,577.9**
Number of shares on issue (million)	1,660.2	1,694.3	1,717.6	1,737.7	1,997.7	1,997.7
Net assets per share ($)	1.36	1.27	1.32	1.35	1.34	1.29
Group gearing (net debt/total capital) (%)	51.5%	47.2%	44.0%	45.8%	34.0%	35.4%

Source: MIM

In analysing MIM's balance sheet it is important to note the following:

- In 2002, MIM changed its accounting policy in respect of recognising unrealised gains and losses on hedge transactions for anticipated purchases and sales and interest rate swaps in the



balance sheet. Gains and losses on such transactions are not recognised in the financial statements until the underlying purchase or sale occurs or the gain or loss is realised. Both the 2001 balance sheet (which has had comparative data adjusted) and the 2002 balance sheet reflects this change to accounting policy. However, for the six months ended 31 December 2002, revised accounting standards required MIM to revert to the recognition of unrealised gains and losses on foreign currency hedges as both assets and liabilities. This includes some previously closed out contracts with designated dates post 31 December 2002;

- debt and gearing increased during 1998 due to the capital expenditure program and the decline in the value of the Australian dollar against the US dollar;
- a limited recourse financing package for the Alumbrera project of US$660 million was put in place in 1997. MIM's share of the net debt for the project at 31 December 2002 was US$92 million;
- the increase in net debt in 2001 was primarily a result of the significant depreciation of the A$ and the consequent effect on MIM's US$ denominated debt;
- gearing was reduced significantly in 2002 as a result of strong cash flows from operations and a share placement. At 30 June 2002 MIM's share of net debt (including Alumbrera) was $1.23 billion, which included US$692 million denominated in US$; and
- MIM's share of net debt (including Alumbrera) at 31 December 2002 increased marginally to $1.33 billion, which was primarily due to the drawdown of facilities for the payment associated with the Duisburg smelter.

3.2.4 Tax position

At 31 December 2002, MIM Group had estimated carry forward income tax losses of $866 million. In addition, tax losses relating to Ernest Henry totaled $142 million and tax losses relating to Alumbrera totaled US$124 million at 31 December 2002.

MIM had $2.6 million of franking credits accumulated at 31 December 2002 which were fully used in the payment of a $25 million dividend in March 2003

3.2.5 Group Hedging

MIM has entered into a number of foreign currency, metal prices and interest rate hedging transactions. The Company's main exposure is to the US dollar. The weighted average US dollar contract hedge rate at 31 December 2002 was 0.6453. As at 31 December 2002, the mark to market position of MIM's hedge book was a liability of $483 million, down from a liability of $614 million as at 30 June 2002. As at 31 March 2003, the mark to market liability had reduced to $258 million, principally as a result of an increase in the A$:US$ exchange rate. Losses for the 3 months to 31 March 2003 were $28 million.



3.3 Capital Structure and Share Price Performance

3.3.1 Capital Structure

As at 31 March 2003, MIM had 1,997,738,571 fully paid ordinary shares on issue. There are no other securities on issue.

The top 10 shareholders in MIM accounted for approximately 68% of shares on issue at 31 March 2003.

MIM – Major Shareholders

Shareholders	As at 31 March 2003	
	Shares (million)	Percentage (%)
National Nominees Limited	367.6	18.40
Westpac Custodian Nominees Ltd	311.3	15.58
JP Morgan Nominees Australia Ltd	279.3	13.98
RHC Global Services Australia nominees Pty Ltd	83.9	4.20
Citicorp Nominees Pty Limited	73.5	3.68
ANZ Nominees Ltd	62.7	3.14
Commonwealth Custodial Services Ltd	54.0	2.71
AMP Life Limited	48.2	2.41
Cogent Nominees Limited	40.7	2.04
Queensland Investment Corporation	33.9	1.70
Subtotal – Top 10 Shareholders	**1,355.1**	**67.84**
Other shareholders	642.6	32.16
Grand Total	**1,997.7**	**100.00**

Source: MIM

As of 24 April 2003, MIM had no substantial shareholders. On 16 April 2003, JP Morgan Chase and Co, lodged a notice of ceasing to be a substantial shareholder. From 9 December 2002 to 9 April 2003, it reduced its holding from 100.3 million shares to 92.6 million shares. On 6 February 2003, the Capital Group Companies Inc ("Capital") advised that it had ceased to be a substantial shareholder in MIM. Capital had previously held approximately 131.5 million shares representing 7.6% of the total issued shares. From 21 May 2002 to 6 February 2003, Capital sold approximately 34.5 million shares. During this period MIM shares traded in the range $1.00-1.67 per share.



3.3.2 Share Price Performance

A summary of the share price performance and trading volume of MIM shares since 1996 is set out below:

MIM – Share Price Performance					
		Share Price			Average Weekly Volume ('000's)
		Last	Low	High	
Yearly	1996	1.76	1.40	1.97	43,092
	1997	0.94	0.89	2.10	32,017
	1998	0.72	0.68	1.09	32,467
	1999	1.57	0.67	1.61	42,034
	2000	1.16	0.81	1.75	48,875
	2001	1.14	0.76	1.45	57,023
	2002	1.52	1.37	1.67	65,422
Monthly 2002	January	1.31	1.13	1.36	75,712
	February	1.31	1.26	1.42	80,157
	March	1.35	1.31	1.41	58,232
	April	1.25	1.17	1.35	55,276
	May	1.21	1.17	1.29	67,888
	June	1.30	1.20	1.34	54,780
	July	1.23	1.22	1.39	61,706
	August	1.11	1.00	1.24	61,034
	September	1.13	1.07	1.21	70,229
	October	1.14	1.03	1.27	77,211
	November	1.55	1.12	1.26	88,206
	December	1.51	1.45	1.58	51,092
Monthly 2003	January	1.54	1.47	1.67	85,489
	February	1.42	1.37	1.54	58,766
	March	1.50	1.34	1.57	77,456
Week ending	3 January 2003	1.52	1.50	1.53	12,505
	10 January 2003	1.52	1.50	1.53	42,657
	17 January 2003	1.63	1.51	1.66	134,263
	24 January 2003	1.59	1.56	1.67	104,255
	31 January 2003	1.54	1.47	1.56	84,695
	7 February 2003	1.48	1.44	1.54	51,350
	14 February 2003	1.49	1.37	1.49	101,626
	21 February 2003	1.51	1.46	1.53	47,586
	28 February 2003	1.42	1.42	1.53	42,937
	7 March 2003	1.43	1.41	1.50	50,056
	14 March 2003	1.46	1.34	1.48	68,466
	21 March 2003	1.46	1.39	1.48	60,053
	28 March 2003	1.54	1.43	1.57	125,624
	4 April 2003	1.60	1.46	1.62	116,072
	11 April 2003	1.69	1.68	1.70	322,437
	18 April 2003	1.69	1.69	1.70	167,228
	25 April 2003	1.69	1.69	1.70	156,450

Source: DFS IRESS

Average monthly volumes for MIM have remained reasonably consistent over the last five years. The average weekly volume of shares traded was in the range 32-65 million shares from 1996 to 2002. Volumes traded were above the long term average throughout 2001 and 2002, reflecting increased market speculation regarding corporate activity involving MIM.

Since 1996, MIM shares have traded in the range \$0.67 to \$2.10. After peaking at \$2.10 in 1997, MIM shares declined to a low of \$0.67 in March 1999. The share price increased from a closing price of \$1.25 on 20 November to a closing price of \$1.52 on 21 November 2002, following the announcement that MIM was in discussions with Xstrata. From 22 November 2002 to 7 April 2003, the shares traded in the range of \$1.34 to \$1.67. From the announcement of the Xstrata Offer on


GRANT SAMUEL

7 April 2003 to the date of this report, approximately 660 million MIM shares have traded in the range $1.68-1.70 per share.

MIM's share price and trading history is shown below:


MIM - Share Price and Monthly Trading Volume
1 January 1997 - 7 April 2003
Volume (000's)
Share Price ($)
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2.50
2.00
1.50
1.00
0.50
0.00
Jan 97
Jul 97
Jan 98
Jul 98
Jan 99
Jul 99
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Volume (000's)
Share Price ($)

Source: DFS IRESS

MIM's performance by comparison with the ASX300 Resources Index is depicted below:


MIM vs ASX 300 Resources
1 January 1997 - 7 April 2003
Common Base
160
140
120
100
80
60
40
20
Jan-97
Jul-97
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
MIM
ASX 300 Resources

Source: DFS Iress



4 Profile of Coal Business

4.1 Overview

MIM's coal mining interests comprise a 75% interest in Oaky Creek, a 75% interest in the NCA Project (comprising the Newlands and Collinsville mines), a 100% interest in the Rolleston project, a 100% interest in the Wandoan deposit, the right to earn a 100% interest in the Lauderdale deposit at Pentland and a 100% interest in the Red Rock exploration permit (located adjacent to Oaky Creek). All of these interests are located in Queensland.

MIM's share of coal reserves and coal resources is summarised as follows:

MIM Coal – Reserves and Resources

Project	Status	Coal Reserves (Mt)	Coal Resources (Mt)	MIM Interest	Attributable to MIM Coal Reserves (Mt)	Attributable to MIM Coal Resources (Mt)
Oaky Creek	Operating	154	498	75%	115	373
NCA Project - Newlands	Operating	106	583	75%	80	437
NCA Project - Collinsville	Operating	64	216	75%	48	162
Rolleston	Developing	173	599	100%	173	599
Wandoan	Undeveloped	-	1,951	100%	-	1,951
Pentland	Undeveloped	-	-	100%	-	-
Red Rock	Exploration	-	-	100%	-	-

Source: MIM
Note: Oaky Creek, Newlands and Wandoan as at 30 June 2002. Collinsville and Rolleston as at 31 December 2002. Pentland interest is a right to earn 100%.

The historical performance of the coal business is summarised as follows:

MIM Coal – Operating performance

	Year ended 30 June 1998	1999	2000	2001	2002	6 months to Dec. 2002
Production (Mt)						
Oaky Creek	4.50	5.60	7.23	8.04	9.04	4.59
NCA Project	8.24	11.02	9.84	10.74	13.38	6.78
Total production (100%)	12.74	16.62	17.07	18.78	22.42	11.37
Attributable production (75%)	**9.55**	**12.47**	**12.81**	**14.08**	**16.81**	**8.53**
Sales (Mt)						
Coking	5.75	6.41	7.76	8.75	10.54	5.34
Thermal	7.21	10.22	9.31	10.44	11.04	6.26
Total sales (100%)	12.96	16.63	17.07	19.19	21.58	11.60
Attributable sales (75%)	**9.72**	**12.47**	**12.80**	**14.39**	**16.19**	**8.70**
MIM Financials (A$M) (75%)						
Revenue	573.7	646.5	606.0	814.2	1,100.0	533.1
Operating expense	(465.3)	(499.7)	(451.9)	(510.8)	(630.2)	(330.1)
EBITDA	108.4	146.8	154.1	303.4	469.8	203.0
Depreciation and amortisation	(43.0)	(58.4)	(60.6)	(53.8)	(48.7)	(24.8)
EBIT	**65.4**	**88.4**	**93.5**	**249.6**	**421.1**	**178.2**
Net PPE	455.7	522.6	487.0	493.6	497.3	496.9
Capital Expenditure	126.3	155.6	27.1	53.1	55.1	37.8

Source: MIM

MIM's coal business has performed very strongly over the past few years. This has been principally a result of strong production and sales levels with an increasing proportion of coking sales and a unique market environment (ie. relatively low A$/US$ exchange rate and high coal prices in A$ terms). While the strong production and sales levels are projected to be maintained, the market



environment has softened and earnings are not expected to be sustained over the long term at recent levels.

The life of MIM's operating mines are constrained by existing coal reserves. Oaky Creek's existing operations are estimated to have sufficient reserves to support production for a period of up to 14 years. The NCA Project is estimated to have sufficient reserves to support production at Newlands and Collinsville for approximately 10 years. MIM recently announced its intention to proceed with the development of the Rolleston deposit, subject to the granting of a Mining Lease.

4.2 Oaky Creek

The Oaky Creek coking coal mine is located in Queensland's Bowen Basin, 300km south west of Mackay. It is owned by a joint venture between MIM (75%), Sumisho Coal Australia Pty Ltd (15%) and Itochu Coal Resources Australia Pty Ltd (10%), and managed by MIM.

Oaky Creek had coal reserves totalling 154 Mt as at 30 June 2002 and produces coking coal from both underground and opencut operations at a current rate of approximately 9-10 Mtpa. It operates two underground longwall operations within the German Creek coal measures and an open cut operation within the Aquila and Pleiades coal seams.

Oaky Creek produces premium quality, medium volatile, coking coal products with a range of features vital to the production of good quality coke for modern blast furnaces. The coals contain moderately low ash, low sulphur and low alkalis and exert negligible pressure on coke oven walls. Oaky Creek coals exhibit plastic properties such as high fluidity and high dilatation. The coals can produce coke on their own if carbonised or they can be blended with other coals with less than optimum coke-making properties to enhance final coke oven feedstocks.

MIM acquired its majority stake in Oaky Creek in 1981. The mine was developed and officially opened in 1983. It was initially established as an open cut dragline operation. Underground mining was later introduced to increase coal production as the open cut mine became deeper and stripping ratios increased. The underground mines operate at high levels of productivity.

The Oaky Creek coal leases contain the following estimates of recoverable coal reserves and identified coal resources at 30 June 2002:

Oaky Creek – Coal Reserves and Resources (100%)

Project	Recoverable Coal Reserves (Mt)	Identified Resources		
		Measured and Indicated (Mt)	Inferred (Mt)	Total (Mt)
Open-cut areas	10	25	-	25
Underground (Oaky No 1)	37	38	33	71
Underground (Northern)	88	39	-	39
Underground (other)	19	186	177	363
Total Oaky Creek	**154**	**289**	**209**	**498**

Source: MIM

Oaky Creek operates two underground mines, namely Oaky No 1 and Oaky North. Development of Oaky No 1 underground mine started in 1989 and longwall operations began in 1990. The Oaky North underground mine was developed from 1995.

Oaky No 1 underground mine was developed from the highwall of a worked out open-cut pit close to the preparation plant. The longwall extracts coal from a series of pre-developed blocks, each of which contains up to 3 million tonnes of coal. The Oaky North mine has been developed as a major longwall mine with thicker seams and wider longwall blocks, and is generally of a larger scale than the Oaky No 1 mine.

Run-of-mine coal is transported from the underground mines directly to the raw coal stockpiles by high capacity conveyor belt systems. From these stockpiles, the coal is fed through rotary coal breakers which size the coal and make an initial segregation of waste rock material.



The coal preparation plant consists of four identical modules. Each module has a heavy medium system for treating coarse coal of 50x 1mm, a primary spirals unit treating the 1.0-0.2mm size fraction and froth flotation for processing fines of less than 0.2mm. A secondary spirals unit processes misplaced material from the primary spirals circuit.

All operations of the preparation plant are governed by a central control system and monitored by sensing and control equipment, including an on-line ash analyser. As product coal exits the preparation plant it is sampled and analysed to confirm that quality meets contract specifications.

The coal preparation plant washes run-of-mine coal from each of the two underground mines separately in order to offer customers a choice of product. The Oaky Creek project offers products ranging in volatile matter from 24% at Oaky North to 27% from Oaky No 1.

Product coal is transported to the ports of Dalrymple Bay and Gladstone by rail. Oaky Creek exports most of its product through the Dalrymple Bay Coal Terminal multi-user coal facility near Mackay, 297km by rail to the north east of the mine. The port is leased by Prime Infrastructure on a 99 year lease from the Queensland Port Corporation. The port operator is owned jointly by coal producers including MIM. Oaky Creek also rails some coal to the deepwater port at Gladstone, around 370km by rail from the mine. This port is operated by the Gladstone Port Authority, a Queensland Government owned corporation.

The Oaky Creek mine supplies premium quality coking coals to major steel makers in Japan, Asia, Europe, North Africa and Latin America. These markets are predominantly serviced under term contract arrangements.

The operating and financial performance of Oaky Creek is summarised as follows:

Oaky Creek - Operating Performance (MIM 75% share)

	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Production/sales (Mt) (100%)						
Open Cut	1.52	0.79	0.36	-	1.49	1.02
No 1 Underground	2.16	2.64	3.37	3.34	1.36	0.83
North Underground	0.38	1.03	2.09	4.16	5.21	2.74
Alliance Underground	0.43	1.15	1.42	0.54	0.98	-
Total coal production	4.50	5.60	7.23	8.04	9.04	4.59
Total coal sales	4.93	5.67	7.49	7.94	8.88	4.65
Attributable coal sales (75%)	**3.70**	**4.25**	**5.62**	**5.95**	**6.66**	**3.49**
Financial (A$M) (75%)						
Revenue	285.5	283.9	324.2	413.6	564.1	293.9
EBITDA	56.9	75.1	81.5	175.6	249.2	135.9
Depreciation	34.3	41.4	34.2	35.2	28.9	16.3
EBIT	22.6	33.7	47.3	140.4	220.3	119.6
Capital Expenditure	53.8	116.2	17.1	43.7	28.9	9.8

Source: MIM

4.3 NCA Project

4.3.1 Overview

The NCA Project embraces two large coal mining operations (Newlands and Collinsville) and the Abbot Point port which handles their coal product exclusively. The three sites are linked by a dedicated rail system which services only the NCA Project. The NCA Project is owned by a joint venture between MIM (75%) and Itochu Coal Resources Australia Pty Ltd (25%), managed by MIM.

The Newlands mine is located 70km south of Collinsville and 176km from Abbott Point and consists of both open cut and underground mining operations. It produces steaming coal and small quantities of semi coking coal solely for export. The Collinsville mine is located 106km from Abbot

GRANT SAMUEL



Point and is an open cut operation producing both steaming and coking coal products of which almost 85% is exported. Both mines are located in Queensland's Bowen Basin.

The NCA Project is estimated to contain the following coal reserves and coal resources:

NCA Project – Coal Reserves and Resources (100%)				
Project	Recoverable Coal Reserves (Mt)	Identified Resources		
		Measured and Indicated (Mt)	Inferred (Mt)	Total (Mt)
Newlands (at 30 June 2002)				
Opencut areas	53	106	55	161
Underground (Southern)	17	49	30	79
Underground (Northern)	36	127	3	130
Underground (other)	-	130	83	213
Total Newlands	**106**	**412**	**171**	**583**
Collinsville (at 31 December 2002)				
Opencut	64	106	-	106
Underground	-	90	20	110
Total Collinsville	**64**	**196**	**20**	**216**

Source: MIM

4.3.2 Newlands

The Newlands mine was developed by MIM as part of an expansion into large scale coal production. Development of the mine began in 1981 and mining started in 1983. Development also involved establishing the port at Abbot Point. Newlands was originally developed as an open cut mine with a production level of between 4 and 5 million tonnes a year. The addition of a large underground longwall mine infrastructure in 1998, at a capital cost of $150 million, boosted capacity to approximately 8 million tonnes of product coal a year.

Newlands coal customers include power companies, cement manufacturers and general industrial users in Japan, Korea, Taiwan, the Philippines and other Asian markets as well as several European countries.

Newlands produces a washed high grade, medium volatile steaming coal. It has low sulphur content, high calorific value and good combustion properties. Ash fusion temperatures are high and the coal has good grindability. Newlands coal is particularly suitable for use as pulverised fuel in power stations, cement kilns or in fluidised bed boilers.

Newlands also produces small quantities of semi coking coal. The semi coking product is low ash, very low sulphur, high swell and moderate fluidity coking coal. Its coking properties, measured by coking strength after reaction (CSR), are such that the coal could be categorised as either semi-hard or semi-soft coking coal.

In July 2002, MIM announced the development of the 8 Mtpa Northern underground mine at Newlands. Development of the new mine is to commence in 2003 with the first coal to be produced in 2005/6. In addition, a larger dragline for open cut mining at Newlands is to be acquired and is expected to be operational by mid 2004. In conjunction with this acquisition, one of Newlands' existing draglines is to be relocated to Collinsville.

The operating performance of Newlands is summarised as follows:



Newlands – Production and Sales (100%)						
	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Production (Mt)						
Open-cut	4.26	4.34	2.72	3.50	4.43	2.22
Underground	0.48	2.98	4.50	3.40	3.86	1.98
Total production	**4.74**	**7.32**	**7.20**	**6.90**	**8.29**	**4.20**
Sales (Mt)						
Thermal – export	**4.32**	**7.35**	**7.19**	**7.22**	**7.81**	**4.35**

Source: MIM

4.3.3 Collinsville

Collinsville produces a number of different coal products extracted by open cut methods from several open pits, mines and seams across its lease. The Collinsville mine is 106km by rail from the NCA Project's Abbott Point port. It is at the extreme northern end of the Bowen Basin coal province. The Collinsville lease extends approximately 11km east to west and 6km north to south.

Coal mining began at Collinsville in 1917 with full scale production starting in 1922. MIM acquired an interest in Collinsville in 1952 and assumed complete ownership of the operations in 1975. In 1983, coinciding with the formation of the NCA Project, a major expansion of the Collinsville mine was undertaken to allow access to export markets for the mine's coking coals. This included upgrading the rail line to the coast and developing Australia's most northerly deepwater coal port at Abbot Point.

Collinsville coking coal is sold to customers in Japan, India and Europe as well as to Queensland customers including MIM's Bowen Coke Works, the Collinsville power station and the Queensland Nickel refinery at Yabulu in Townsville.

The coal measures include 10 seams, of which 7 are currently mined. Coking coal is mined from the Pipeline deposit (principally a coking coal pit) and from a number of pits in the Scott, Dennison, Potts and Garrick coking coal seams. Steaming coal is mined from various pits in the Blake and Bowen seams. Underground mining ceased at Collinsville in 1997.

The operating performance of Collinsville is summarised as follows:

Collinsville – Coal Production and Sales (100%)						
	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Production (Mt)						
Open-cut	3.33	3.70	2.63	3.84	5.09	2.58
Underground	0.16	-	-	-	-	-
Total production	**3.49**	**3.70**	**2.63**	**3.84**	**5.09**	**2.58**
Sales (Mt)						
Coking – export	0.82	0.74	0.27	0.81	1.66	0.69
Thermal – export	2.01	1.95	1.43	2.54	2.41	1.53
Thermal – domestic	0.88	0.92	0.69	0.68	0.82	0.38
Total sales	**3.71**	**3.61**	**2.39**	**4.03**	**4.89**	**2.60**

Source: MIM

4.3.4 Operating Performance

The following table summarises NCA Project's production in recent years:

NCA Project - Operating and Financial Performance						
	Year ended 30 June					6 months to Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Production (Mt) (100%)						
Open-cut	7.59	8.03	5.34	7.34	9.52	4.81
Underground	0.65	2.99	4.50	3.40	3.86	1.98
Total production	8.24	11.02	9.84	10.74	13.38	6.79
Attributable production (75%)	**6.18**	**8.27**	**7.38**	**8.05**	**10.04**	**5.09**
Sales (Mt) (100%)						
Coking – export	0.82	0.74	0.27	0.81	1.66	0.69
Thermal – export	6.33	9.30	8.62	9.76	10.22	5.88
Thermal – domestic	0.88	0.92	0.69	0.68	0.82	0.38
Total sales	8.03	10.96	9.58	11.25	12.70	6.95
Attributable sales (75%)	**6.02**	**8.22**	**7.18**	**8.44**	**9.52**	**5.21**
Financial (A$M) (75%)						
Revenue	288.2	362.6	281.8	400.6	535.9	239.2
EBITDA	51.5	71.8	72.6	127.8	220.6	67.1
Depreciation	8.7	17.0	26.4	18.6	19.8	8.5
EBIT	42.8	54.8	46.2	109.2	200.8	58.6
Capital Expenditure	72.5	39.4	10.0	9.4	24.4	16.9

Source: MIM

4.4 Rolleston

Rolleston is located in the south west of the Bowen Basin, approximately 16 km west of the town of Rolleston and approximately 275km due west of Gladstone. The deposit is wholly owned by MIM.

The Rolleston coal deposit is located within Mineral Development Licence 227 and has recoverable coal reserves of 173 Mt from within a measured and indicated coal resource of 259 million tonnes. There are additional inferred resources totalling 340 Mt.

On 6 March 2003, MIM announced that it was proceeding with the development of Rolleston, subject to the granting of a mining lease. The mine is proposed to be developed as a conventional dragline strip open-cut mining operation. The average strip ratio is marginally less than 7 bank cubic metres per ROM tonne and the maximum mining depth is 100 metres. The mine plan incorporates three main pit areas arranged north-south along the strike of the deposit. The three main pit areas are known as Spring Creek, Bootes Creek and Meteor Creek. Two smaller pits are planned to assist in the development of the dragline strips for the main pits.

The mine is planned to produce a crushed ROM product at a maximum ash specification of 10% (adb). The target ash level is expected to be readily achievable from the main seam of the deposit. However, product from the other seams may have to be blended with the main seam to achieve the target ash level or the product may need to be sold to a different specification. MIM plans to undertake mining as an owner mining operation and utilize contractors for various parts of the operation in order to ensure efficient and high productivity output.

Product coal is to be railed approximately 420 km to the Port of Gladstone for sale to export markets. The development requires the construction of approximately 100km of additional rail infrastructure to connect to the existing common user rail system.

Rolleston product coal is expected to be a relatively low energy thermal coal (energy content of around 5,730 kcal/kg nar) with high moisture (16% total moisture), low ash (less than 10%) and low sulphur (0.54%).

Rolleston coal has been tested for acceptance by power utilities in Hong Kong, Japan, Korea and Australia. The power utility markets in these countries will be the main focus for Rolleston in the medium term. It is expected that Rolleston will achieve term contracts for over 60% of its output but may have to rely on the spot market for a significant proportion of its sales.



MIM has developed mine plans for both a 6 Mtpa and 8 Mtpa operation. The determining factor will ultimately be the development of markets for Rolleston coal. MIM is confident that Rolleston coal will be readily accepted in international markets following combustion trials recently undertaken by key prospective customers as part of stage 2 feasibility work. As a result, MIM intends to develop Rolleston as an 8 Mtpa operation.

The capital cost of developing Rolleston is estimated to be approximately $175 million for initial development of a 6 Mtpa operation with a further $75 million required for a second dragline and associated equipment to expand production to 8 Mtpa.

The capital cost estimates exclude an amount of approximately $200-210 million relating to the construction and commissioning of approximately 100km of additional rail infrastructure to connect the mine to the existing common user rail system. It is proposed that Queensland Rail or another third party will fund the development of this rail infrastructure. Under the proposed arrangement MIM is required to pay third party access charges and haulage charges for access and use of the rail system.

Rolleston is expected to be able to be brought into production by mid 2004 at a very low capital and operating cost due to the nature of the deposit. However, the coal quality is of relatively low energy content and will accordingly receive relatively low prices.

4.5 Other Coal Assets

The Wandoan deposit is located adjacent to the town of Wandoan in Southern Queensland. It is the largest known deposit in the northern part of the Surat Basin in Queensland and contains almost 2 billion tonnes of thermal coal resources. A number of different possible development concepts have been considered for the deposit. These include various conceptual development studies for domestic markets and export markets. However, no studies have yet advanced beyond the pre-feasibility stage.

The Pentland deposit is located in the Galilee Basin in central Queensland near the town of Pentland. The deposit consists of up to 25 coal plies with a total coal thickness of around 21 metres. The deposit is estimated to contain approximately 103 Mt of insitu coal resources. However, this resource estimate is not JORC compliant and significant additional work is required prior to any conceptual development studies being undertaken.

The Red Rock exploration permit is located immediately adjacent to Oaky Creek. No significant exploration work has been completed to date and no estimates of insitu coal resources are available. However, the permit area is likely to host a number of coal seams of varying quality and at increasing depths that extend from the Oaky Creek lease area.



5 Profile of Mount Isa Mining Operations

5.1 Overview

The Mount Isa business unit embraces the total mine to market activities for the production of copper and lead-zinc-silver from the Mount Isa region in Queensland. This includes copper and zinc-lead-silver mining and processing, copper refining and port facilities at Townsville, lead refining at Britannia Refined Metals ("BRM") in England, the Bowen Coke operations, shipping, transport and marketing. Copper concentrate from Ernest Henry is processed at Mount Isa. The overview of Ernest Henry is set out in section 5.4 of this report.

Silver-lead was discovered at Mount Isa in 1923. Mining commenced in 1924, the year that Mount Isa Mines Limited (the predecessor to MIM) was formed. Since then there has been a number of significant developments at Mount Isa and associated facilities, including:

- construction of the Mount Isa lead smelter and BRM in 1931;
- a brief period of exclusive copper production during World War II;
- parallel production of copper and lead-zinc-silver from 1953;
- development of other copper orebodies and improvements to the Townsville refinery from 1969 to 1974, which boosted copper production dramatically;
- the development of new technologies during the 1980s and 1990s that revolutionised mining and smelting processes;
- development of the Hilton lead-zinc-silver mine 22 km north of Mount Isa in 1980; and
- further expansion of the operations in the late 1990s, including development of the Enterprise copper and George Fisher lead-zinc-silver mines.

Since 1998, approximately $1 billion has been invested in the Mount Isa business unit, including $370 million developing the Enterprise copper mine, $270 million developing the George Fisher lead-zinc-silver mine, $243 million upgrading the copper smelter, $100 million building facilities associated with WMC's acid plant and $65 million upgrading the Townsville Copper Refinery.

The Mount Isa mining operation is the largest underground mine in Australia and one of the world's largest. The mining and smelting complex at Mount Isa produces copper anode and copper concentrate, lead bullion containing silver and zinc concentrate. These are the products of two distinct mining and processing streams, copper and lead-zinc-silver, which are located on the same site.

On 17 September 2002, MIM announced that it was commencing a feasibility study on the mining of a 290 million tonne copper resource containing 3 million tones of copper in a proposed open pit at Mount Isa. MIM is conducting a feasibility study over the next two years. This would be a combined copper and lead-zinc operation and is discussed in more detail in section 5.2.8 below.

Since 1994, the total workforce at Mount Isa has reduced from approximately 5,500 to less than 3,000 (including contractors) in 2002. In 1996, MIM established three separate 4 year Enterprise Bargaining Agreements (EBA) in mining, processing and services at Mount Isa. The EBA's were based on best practice and benchmarking with other Australian mining operations including performance linked salaries, flexible work practices with no demarcation and salaries and conditions annually benchmarked with other mines. In 2000, new 3 year EBA's were agreed for processing and services with most core systems and conditions unchanged. MIM was unable to settle the mining EBA in 2000 and the workforce accepted rolling over the 1996 EBA.

MIM is the major contributor to the Mount Isa economy through payments to employees, contractors and suppliers. MIM consider that it has good relations with the local Community.

Environmental regulation at Mount Isa is covered by the Mount Isa Mines Agreement Act of Queensland. There are a number of significant environmental issues at Mount Isa, including emissions to air, demolition, cleanup and rehabilitation costs and stormwater management. Historically, approximately 10% of production was lost through smelter downtime associated with



air emissions. Despite some commissioning problems, the WMC acid plant is expected to reduce this to 5% for the copper smelter in the long term.

Key environmental risks for MIM at Mount Isa include changes in standards (although this is considered low as it would require an amendment to the Act by the Queensland parliament), land contamination off the mining lease (where there is only limited information) and lead in the community, particularly in children (although MIM offers free blood tests, there has been limited recent testing for lead in the community).

5.2 Mount Isa Copper

5.2.1 Overview

The Mount Isa Copper operations incorporate mining and processing at Mount Isa, refining and port operations at Townsville, and shipping and marketing. The operation's flow sheet is depicted as follows:


Mount Isa Operations - Copper
Ore sources
X41 Mine
>2.6% Cu
Enterprise
mine
>4.3% Cu
Ernest Henry
1.1% Cu
>0.55 g/t Au
Concentrate
Anode
Cathode
Isa copper
smelter
Townsville
refinery
Domestic and
international
customers
Some concentrate sales direct to market

Copper from the Mount Isa orebodies is currently produced from two underground mines, the X41 Copper Mine and the recently developed Enterprise Mine. On 17 September 2002, MIM announced that mining operations at these mines would be combined to reduce mining costs and improve efficiencies.

The X41 mine is based on the 1100 and 1900 prebodies. The 1100 copper orebody extends from 400m to 1,000m below the surface. It is 3km in length and is one of the largest and richest copper orebodies in the world with copper grades of approximately 3%. On 17 September 2002, MIM announced that the 1900 orebody would be developed immediately by transferring development resources from the Lead Mine.

The Enterprise underground copper mine was developed beneath existing operations and commenced commercial production in July 2000. The Enterprise mine has copper in two orebodies known as the 3000 and 3500 orebodies. These occur 1200m to 1800m below the surface. It is Australia's deepest mine, with a new internal shaft having been completed to a depth of 1,800m, connecting with the existing R62 shaft to the surface. It is economical to mine these orebodies because of the high mine grade of around 4% copper.

Copper anode produced by the Mount Isa smelter is transported for refining at the refinery in Townsville. Copper concentrate is sold direct to customers in Australia and overseas. The Townsville operations encompass the copper refinery, port operations, marketing and logistics.



MIM's copper refinery in Townsville is one of the world's leading electrolytic copper refineries, producing 99.999% pure LME Grade A copper cathode.

5.2.2 Reserves and Resources

Following a review of cut-off grades and further drilling and resource delineation during 2002, the copper resources increased substantially. With reserves totaling in excess of 70 million tonnes, the Isa Copper mine has a life of more than 14 years at current production rates of 5-6 million tonnes per annum. The following table summarises mineral resources and ore reserves of the Enterprise mine at 30 June 2001 and 30 June 2002:

Enterprise Mine - Ore Reserves and Mineral Resources

	30 June 2001			30 June 2002		
	Tonnes (mt)	Grade (%)	Contained Copper ('000t)	Tonnes (mt)	Grade (%)	Contained Copper ('000t)
Reserves	26.6	4.3	1,148	41.9	3.9	1,634
Resources	55.2	4.1	2,267	79.0	3.5	2,766

Source: MIM

During 2002 MIM conducted a detailed review of cut-off grades at the Enterprise mine. This resulted in a significant increase in ore reserves and mineral resources at Enterprise as a result of the adoption of lower cut-off grades. The following changes were made to cut-off grades:

Enterprise Mine- Cut-off Grades

	Before Review	After Review
3500 orebody		
Reserves	2.5%	2.3%
Resources	2.5%	2.0%
3000 orebody		
Reserves	2.5%	2.0%
Resources	2.5%	1.7%

Source: MIM

Importantly, the lower cut-off grade has significantly improved the shape of the Enterprise orebodies for mining purposes.

The mineral resources and ore reserves of the X41 mine at 30 June 2001 and 30 June 2002 are:

X41 Copper Mine - Ore Reserves and Mineral Resources

	30 June 2001			30 June 2002		
	Tonnes (mt)	Grade (%)	Contained Copper ('000t)	Tonnes (mt)	Grade (%)	Contained Copper ('000t)
Reserves	20.1	2.7	540	31.9	2.5	788
Resources	33.7	2.7	894	37.0	2.8	1,033

Source: MIM

A review of the mineral resource cut off grade at X41 during 2002 resulted in an addition of approximately 74 million tonnes to resources. Mineral resources at 31 December 2002 totalled 111 million tonnes at grades of 2.1% copper.

5.2.3 Mining

Underground mining at Mount Isa is conducted by open stope method. Stopes are typically 30-40 metres wide and up to 200 metres high. Ground conditions are generally reasonable, although there have been some ground control issues in the 3500 orebody with talc causing ground problems at the north end of the orebody. Old areas of the X41 orebody require a significant amount of rehabilitation to access old stopes.



There is an extensive system of underground roadways, orepasses and shafts which are generally in good condition. Ore is crushed and transported to the surface through an impressive system of conveyor belts which link to the R62 shaft for hoisting. Approximately 5.5-6.0 million tonnes of ore is mined each year.

5.2.4 Processing

The first stage of processing copper ore is the concentrator, where waste is removed from the ore to produce a copper concentrate of approximately 25-30% copper. The concentrator has capacity to process 6 million tonnes of ore and has recently been modified with the aim to improve recoveries by approximately 2%. Operating costs have reduced from $6.85 per tonne in 1998 to $5.66 per tonne in 2002, mostly as a result of reduced labour costs. Reliability has been good with availability at approximately 92%.

MIM has announced that it intends to utilise spare lead-zinc milling capacity to process additional copper ore. Recent test work has shown that copper ore can be successfully processed using the zinc-lead concentrator to produce copper concentrate.

The next processing phase is smelting, which removes impurities such as sulphur and iron from the copper concentrate to form copper anode containing 99.7% copper. The sulphur is removed as sulphur dioxide and sulphur trioxide gases, with up to 80% of the sulphur dioxide captured by the WMC sulphuric acid plant (if it operates to capacity). The iron is removed as slag and is later used as underground fill. The Mount Isa copper smelter has the capacity to produce 265,000 tonnes of copper anode per annum but is currently producing approximately 240,000 tonnes. Operational performance has been impacted in recent years by a number of incidents, including spills and fires, and planned major shutdowns.

5.2.5 Townsville Refinery and Other Facilities

The Townsville refinery commenced operation in 1959. A major expansion and equipment upgrade was completed in 1999. The copper anode produced at the Mount Isa Smelter is railed to the Townsville refinery for refining to copper cathode (99.999% copper). The refinery has the capacity to produce 270,000 tonnes per annum although recent production rates have been approximately 240,000 tonnes. Production has been constrained by the supply of anode from Mount Isa. Operating performance since 1999 has been good with recoveries of 99.9%. Operating costs have reduced from $126 per tonne of cathode in 1999 to $91 per tonne of cathode in 2002.

Copper cathode is sold under the LME registered ISA brand to domestic and foreign customers. The quality of ISA copper is highly regarded and it is sold at a premium to the LME price.

In parallel with the refinery operations, MIM operates a technology marketing business out of Townsville. This business is responsible for licensing ISA PROCESS technology and manufactures and supplies stainless steel cathode plates that are used in the process. The technology is used in approximately 50 plants throughout the world to produce more than 35% of the western world's refined copper. The Townsville refinery produces approximately 80,000 cathode plates each year for use in the process.

MIM has long term leases over certain port facilities at Townsville. These are used to export product from Mount Isa, as well as providing bulk handling services to third parties such as WMC Resources Limited.



5.2.6 Operating and Financial Performance

The following table summarises the operating performance of Mount Isa Copper in recent years:

Mount Isa Copper Operating Performance

	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Ore mined (Mt)	4.5	4.6	4.9	5.7	5.8	2.7
Ore treated (Mt)	4.5	4.5	5.0	5.6	5.8	2.7
Purchased concentrate treated (000t)[1]	164.6	193.7	304.3	321.0	368.4	231.3
Grades						
Copper (%)	3.5	3.8	3.9	3.6	3.6	3.4
Copper Recoveries (%)						
Concentrator	93.3%	93.1%	93.1%	92.7%	92.7%	90.6%
Smelter	97.1%	95.8%	94.7%	93.7%	93.2%	91.6%
Production						
Copper Anode (Isa mined)('000 t)	97.8	98.3	133.9	122.6	134.2	48.1
Copper Anode (purchased) ('000 t)	51.6	60.3	88.1	84.7	98.6	64.8
Other copper ('000 t)[2]	57.4	71.1	24.4	65.8	54.6	25.0
Copper Refined (Townsville) ('000 t)	151.7	162.6	220.5	203.0	238.9	109.3
Cash Operating Costs (US¢/lb)[3]	76.0	56.4	48.4	46.8	42.1	49.1
Capital Expenditure ($M)	295.2	483.9	194.4	107.1	52.8	34.2

Source: MIM

Notes: (1) Purchased concentrate treated includes output from Ernest Henry.
(2) "Other copper" comprises concentrate reverts and converter slag sold.
(3) Combined copper cathode and concentrate

The following table summarises the historical profit and loss of the Mount Isa Copper operation:

Mount Isa Copper Financial Performance

	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Copper Sales ('000 tonnes)[1]	206.5	247.4	251.1	285.4	297.0	148.4
Copper Price (USc/lb)	90	69	80	83	70	71
US$:A$ exchange rate[2]	.678	.625	.625	.533	.523	.553
Sales ($m)	689.3	666.3	769.6	1,032.9	962.9	468.3
EBITDA ($m)	161.9	43.2	175.2	305.1	285.6	124.8
EBIT ($m)	81.5	(34.0)	83.1	192.5	168.8	74.8

Source: MIM

Notes: (1) Includes copper in concentrate
(2) Average month end exchange rate

Since 1998 earnings from Mount Isa Copper have increased significantly as a result of development of the Enterprise underground mine and expansion and upgrade of the Mount Isa copper smelter. The Asian crisis had a depressing effect on copper prices, particularly in 1998, even though actual physical demand did not suffer significant decline other than in some south-east Asian countries. Refined copper produced at Townsville has increased from around 150,000 tonnes in 1998 to almost 240,000 tonnes in 2002.

In 2002, an increase in mine production and copper concentrator output at Mount Isa supported the increased production of 232,000 tonnes of copper anode from the smelter, up from 207,000 tonnes. Unit costs reduced to USc57/lb (total) and cash costs to USc42/lb. Earnings declined as a result of lower copper prices. Earnings in the six months to 31 December 2002 were impacted by lower production at Mount Isa, higher costs and lower A$ copper price.

5.2.7 Prospects

The most significant potential opportunity at Mount Isa is the open pit. This is discussed in further detail in section 5.2.8 of our report.



There is also potential for further extensions to the life and scale of the underground copper operations at Mount Isa. The Enterprise orebodies are open to the north and MIM is conducting further drilling to determine the extent of the potential of the Enterprise mine. Current expectations are that there should be substantial additional resources. In addition, there is a very large halo of low grade mineralisation adjacent to the X41 orebody, although there is not a current mining method that makes this economic. MIM has re-commenced exploration on the broader ISA valley targeting deeper copper deposits.

5.2.8 Mount Isa Open Pit

On 17 September 2002, MIM announced that it was commencing a feasibility study on a potential open pit at Mount Isa. The proposed pit would be a combined copper and lead-zinc operation. The relationship between the separate copper and lead-zinc orebodies makes it impossible to separately mine copper and lead/zinc. AMC has concluded that there is considerable potential for the development of an open pit at Mount Isa, but the financial outputs and analyses are not robust enough at this stage to be included in a financial model.

The proposed open pit has approximately 290 million tonnes of copper mineral resources at 1.2% copper and a separate 290 million tones of lead-zinc mineral resources at 3.2% lead and 4.3% zinc. There has been a significant increase in the mineral resources within the proposed pit over the past 3 years as a result of additional drilling and verification of old data. The mineral resource position for the past 3 years is summarised as follows:

Isa Copper Open Pit – Mineral Resources

	Ore Reserves and Mineral Resources								
	30 June 2001			30 June 2002			31 December 2002		
	Tonnes (mt)	Grade (%)	Contained Copper ('000t)	Tonnes (mt)	Grade (%)	Contained Copper ('000t)	Tonnes (mt)	Grade (%)	Contained Copper ('000t)
Measured	-	-	-	-	-	-	-	-	
Indicated	-	-	-	70	1.3	900	81	1.3	1,100
Inferred	112	1.6	1,800	190	1.1	2,100	210	1.1	2,300
Total	**112**	**1.6**	**1,800**	**260**	**1.2**	**3,000**	**291**	**1.2**	**3,400**

Source: MIM

On 17 February 2003, MIM announced that a new open pit lead-zinc-silver resource of approximately 290 million tonnes had been established as follows:

Isa Lead/Zinc Open Pit – Mineral Resources at 31 December 2002

	Tonnes (mt)	Lead (%)	Contained Lead ('000t)	Zinc (%)	Contained zinc ('000t)	Silver (g/t)	Contained Silver (m oz)
Measured	-	-	-	-	-	-	
Indicated	37.0	3.3	1,200	3.9	1,400	77	90
Inferred	250.0	3.2	8,000	4.4	11,000	74	590
Total	**287.0**	**3.2**	**9,200**	**4.3**	**12,400**	**74**	**680**

Source: MIM

Conceptual studies for an open pit at Mount Isa have been conducted at various times over the past 20 years. In 2002, MIM initiated further open pit studies and the work is at an early stage. It is expected that a feasibility study will be conducted over approximately 2 years.

AMC has reviewed the data available on the open pit and concluded that the studies undertaken so far are of a conceptual nature only but show that there is considerable potential for the development of an open pit at Mount Isa.



5.3 Mount Isa Lead-Zinc

5.3.1 Overview

The Mount Isa Lead-Zinc stream incorporates mining and processing at Mount Isa, BRM in England (which is primarily dedicated to refining Isa lead-silver) and the Bowen Coke operations. The flow sheet is depicted as follows:


Mount Isa Operations - Zinc - Lead - Silver
Isa Mine
George Fisher
Lead-Zinc Concentrator
Lead-Silver Concentrate
Isa Lead Smelter
Crude lead (cont.silver)
BRM
Some concentrate sales direct to market
Customers - Mainly Asia Pacific

The zinc-lead-silver stream sources ore from the lead mine at Mount Isa and the George Fisher Mine complex (including the Hilton mine) which lies about 22km north of the city. The Isa zinc-lead-silver orebodies occur adjacent to the copper orebodies. The zinc-lead-silver orebodies extend from the surface to about 1km below the surface. Individual orebodies range in widths up to 35m and vary in length.

The George Fisher mine sources ore from the adjacent Hilton orebodies and the more recently developed George Fisher orebodies. The George Fisher mine is 2km north of the existing Hilton mine. The resource was the subject of a feasibility study which commenced in 1995 and was completed in early calendar 1998.

The George Fisher ore bodies represent one of the largest lead-zinc deposits in the world. MIM has invested $270 million in developing these orebodies using existing Hilton Mine infrastructure, and on modification of processing plants and mine infrastructure. The project involves trucking ore from George Fisher to the former Hilton Mine via a 2km underground drive. Ore is then hoisted to the surface by the upgraded former Hilton ore handling system before being trucked to Mount Isa for concentrating and smelting. Lead bullion (which includes silver) is transported to England for refining at BRM. Zinc concentrate is sold direct to customers in Australia including Sun Metals in Townsville and overseas.

In 2001/02, MIM completed a study of its lead-zinc operations at a cost of approximately $3.5 million. The study resulted in a significant increase in lead-zinc reserves and mine life. On 17 September 2002, MIM announced plans to suspend mining at the Mount Isa Lead Mine early in 2004 to allow use of some of the Lead-Zinc processing facilities to maximize copper production. However, the current mine plans include mining the Lead mine for at least the next 5-10 years.

Lead-zinc-silver ore will continue to be mined at George Fisher and processed at Mount Isa. Production from George Fisher is expected to increase over the next 2 years from 1.9 million tonnes per annum to 3.2 million tonnes per annum following the completion of a new decline that will increase capacity.



MIM has an agreement to purchase lead-silver concentrate from BHP's Cannington mine. This concentrate is used to supplement concentrate supply to the Lead smelter.

5.3.2 Reserves and Resources

Following a detailed review of the lead-zinc operations in 2001, there was a significant increase in the lead-zinc resource base. The following tables summarises mineral resources and ore reserves at 30 June 2001 and 30 June 2002:

Total Lead – Zinc Ore Reserves								
	30 June 2001				30 June 2002			
	Tonnes (Mt)	g/t Ag	%pb	%Zn	Tonnes (Mt)	g/t Ag	%pb	%Zn
Hilton	12.8	131	5.9	8.5	12.4	134	6.1	8.7
George Fisher	22.5	111	4.9	9.3	21.9	106	4.9	9.6
Lead Mine	7.2	129	5.4	6.7	10.4	155	5.9	6.1
Total	**42.5**	**120**	**5.3**	**8.6**	**44.7**	**125**	**5.5**	**8.5**

Source: MIM

Total Lead – Zinc Ore Resources								
	30 June 2001				30 June 2002			
	Tonnes (Mt)	g/t Ag	%pb	%Zn	Tonnes (Mt)	g/t Ag	%pb	%Zn
Hilton	37.2	140	6.2	9.0	35.0	139	6.2	8.9
George Fisher	99.3	81	4.2	9.2	98.0	80	4.1	9.2
Lead Mine	9.3	162	6.6	7.1	36.0	152	5.8	6.1
Total	**145.8**	**101**	**4.9**	**9.0**	**169.0**	**107**	**4.9**	**8.5**

Source: MIM

Based on expected mining rates of approximately 3 million tonnes per annum the lead-zinc operations at George Fisher/Hilton are expected to have more than 10 years of mine life.

5.3.3 Mining

Underground mining is conducted using open stope methods. Following the lead-zinc review in 2001 minimum stope widths were reduced from approximately 4.5 metres to 3 metres at Hilton and the Lead Mine. Lead Mine ore is hoisted via the R62 shaft system while the George Fisher ore is trucked from the former Hilton mine, 22km north of Mount Isa. All the ore is handled by the R62 ore system and is stored in 6 crude ore bins which feed a crushing plant. This plant reduces the average size of the ore from 200mm to 14mm. Crushed ore is then conveyed to the Heavy Medium Plant where a separation is made on the basis of ore density. Around 30-35% of the ore is rejected as waste material, containing very little valuable mineral. Around 95-97% of the lead, zinc and silver metal is recovered and fed to the lead zinc concentrator.

Although George Fisher is a modern mine it has experienced significant ground control issues. These issues have impacted the ability of MIM to meet production targets at George Fisher. MIM is considering using smaller primary stopes and other measures to resolve the issues. However, this will place pressure on development rates and mean that stopes need to be turned over more quickly. Since 1 January 2003, a number of stopes have been mined and there have been no further hanging wall failures.

The production rates at George Fisher are currently constrained by the Hilton shaft system. A new decline is being developed that is expected to be completed in June 2003. The decline will assist MIM in achieving its target production of in excess of 3 million tonnes per annum from George Fisher/Hilton.



5.3.4 Processing

The lead-zinc concentrator is a relatively old and complex facility which has the capacity to treat 4.5 million tonnes per annum. Approximately $20 million was spent on the concentrator in 1999 as part of the development of the George Fisher mine. MIM has reduced the lead-zinc concentrator operating costs from $14.80 per tonne in 1998 to approximately $12.08 per tonne in 2002 primarily as a result of labour cost savings, increased throughput and improved recoveries. MIM is in the process of changing shift structures from an 11 day fortnight to continuous operations which should further increase productivity and reduce processing costs. Spare capacity will be used to process copper ore.

The lead smelter was constructed in the mid 1960's. It was refurbished as part of the George Fisher development but requires an ongoing program of maintenance and repair work. The smelter has the capacity to produce approximately 180,000 tonnes of lead bullion. However this is limited by air emissions, with approximately 10% of production capacity lost as a result of shutdowns associated with emission control.

MIM's Bowen Coke operation provides coke for use in the lead smelter.

5.3.5 Britannia Refined Metals

BRM operates three lead refining operations at Northfleet in the United Kingdom. The major activity at Northfleet is refining Mount Isa's crude lead, for which the refinery was built in 1931. Northfleet now has a capacity to produce 280,000 tonnes a year of lead and lead alloys. It also recycles batteries and other lead using the Mount Isa developed ISAMELT technology. On 27 March 2003, MIM announced that it proposed closing one of the three refineries that refines lead produced by MIM's former zinc smelting/refining plants in Germany and Avonmouth.

Production at Wakefield in the UK, which formerly treated lead scrap, ceased on 20 December 2002 and decommissioning is expected to be completed in April 2003. A provision of $11.8 million has been made for the closure costs.

Refined lead production is planned to decrease from 250 kt in 2002 to approximately 220 kt in 2004 as a result of the closures.



5.3.6 Operating and Financial Performance

The following table summarises the operating performance of Mount Isa Lead in recent years:

Mount Isa Lead-Zinc Operating Performance						
	Year ended 30 June					6 months to Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Ore mined (Mt)	2.9	3.0	3.1	3.1	3.2	1.5
Ore treated (Mt)	2.9	2.9	3.0	3.0	3.2	1.5
Grades						
Zinc (%)	7.2	7.2	6.6	7.4	7.5	7.2
Lead(%)	6.6	6.1	5.8	5.9	5.4	4.7
Silver (g/t)	170	164	155	151	138	108
Recoveries (%)						
Concentrator						
- Zinc	70.8%	71.4%	72.8%	78.7%	80.7%	80.5%
- Lead	79.4%	78.2%	80.6%	79.5%	78.8%	76.5%
- Silver	70.3%	66.4%	67.3%	64.5%	58.4%	57.0%
Smelter						
- Lead	97.7%	97.2%	97.1%	97.7%	97.5%	97.8%
- Silver	99.0%	99.6%	100.0%	101.2%	103.4%	98.0%
Production						
Zinc in concentrate ('000 t)	147.1	149.7	144.0	176.4	189.5	90.7
Lead (crude) ('000 t)	146.0	128.0	137.2	118.8	160.4	68.9
Silver in crude lead (oz m)	11.1	9.7	10.7	8.7	12.1	5.3
Cash Operating Costs (USc/lb zinc)	**34.4**	**32.9**	**37.9**	**37.0**	**26.1**	**32.4**
Capital Expenditure ($M)	**15.5**	**76.9**	**113.9**	**104.0**	**41.3**	**20.8**

Source: MIM

Since 1998, MIM has significantly increased production at its Mount Isa Lead-Zinc operations. Zinc production has increased from less than 150,000 tonnes in 1998 to almost 190,000 tonnes in 2002 and lead production has increased from 146,000 tonnes to 160,000 tonnes over the same period. Cash costs were significantly lower at US26 cents/lb in 2002 as a result of increased production, cost reductions and improved recoveries. Cash costs increased to more than US 32 cents/lb zinc in the six months to 31 December 2002 as a result of lower production (particularly of lead) associated with mining difficulties issues at George Fisher.

Operating performance at BRM for the past 5 years is summarised as follows:

BRM Operations Operating Performance						
	Year ended 30 June					6 months to Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Northfleet						
Lead Refined (ex Isa) ('000 t)	151.6	129.2	133.2	113.1	153.1	68.2
Lead Refined (ex other) ('000 t)	97.2	96.7	100.3	130.0	97.7	52.8
Silver Refined (ex Isa) (m oz)	11.6	10.0	9.8	8.8	11.1	5.5
Silver (ex other) (m oz)	7.6	5.8	5.4	2.7	4.0	1.9
Cash Operating Costs (USc/lb)	**7.4**	**7.6**	**7.3**	**6.4**	**6.4**	**7.4**
Capital Expenditure ($M)	**6.1**	**6.3**	**6.5**	**8.6**	**4.5**	**3.5**

Source: MIM
Note: Cash operating costs include Wakefield.

Northfleet production declined from 1998 to 2000 as a result of reduced supply from Mount Isa. There was a significant improvement in production in 2002.



The following tables summarises the historical profit and loss of the Mount Isa Lead-Zinc operation and BRM:

Mount Isa Lead Financial Performance						
	Year ended to 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Zinc Sales ('000t)[2]	128.4	126.5	117.0	145.9	160.9	73.8
Lead Sales ('000t)[2]	167.2	138.1	138.2	121.0	149.8	74.9
Silver sales (Moz)	11.7	10.4	11.1	9.1	11.3	5.9
Zinc price (USc/lb)	53	45	53	47	35	35
Lead price (USc/lb)	25	23	21	22	21	19
Silver Price (US$/oz)	5.47	5.31	5.11	4.65	4.39	4.52
US$:A$ exchange rate[1]	.678	.625	.625	.533	.523	.553
Sales ($m)	446.7	409.3	412.2	483.4	466.8	209.8
EBITDA ($m)	71.1	53.7	51.7	76.0	48.2	(5.8)
EBIT ($m)	24.1	3.6	12.0	45.9	4.8	(24.4)

Source: MIM

Notes: (1) Average month end exchange rate

(2) Sales includes purchased product and intercompany sales

BRM Financial Performance						
	Year ended to 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Lead Sales ('000t)[2]	280.9	264.1	275.0	272.0	266.5	123.9
Silver sales (Moz)[2]	18.8	15.6	13.2	5.8	7.0	3.7
Lead price (USc/lb)	28	25	25	24	26	25
Silver Price (US$/oz)	5.45	5.52	5.43	5.18	4.79	5.10
US$:A$ exchange rate[1]	.678	.625	.625	.533	.523	.553
Sales ($m)	529.4	469.0	451.0	423.2	447.6	207.2
EBITDA ($m)	39.9	32.4	27.2	15.6	33.3	(1.1)
EBIT ($m)	30.9	21.6	16.3	3.8	21.7	(6.8)

Source: MIM

Notes: (1) Average month end exchange rate

(2) Sales includes purchased product and intercompany sales

Since 1998 Mount Isa Lead-Zinc has been impacted by weak metal prices. Earnings improved in 2001 as a result of increased production following the commissioning of the George Fisher mine. In 2002 financial performance was significantly impacted by very weak metal prices, with US$ zinc prices at 15 year lows. Increased production and reduced operating costs were achieved at Mount Isa. Concentrator throughput was increased and improved plant reliability at the lead smelter contributed to the production increase. Production at George Fisher was slowed by hanging wall failures (which have not reoccurred since 1 January 2003). The financial performance of BRM improved as a result of more consistent supply from the Mount Isa, Duisburg and Avonmouth smelters and organisational changes. Direct silver sales by BRM declined in 2001 following the adoption of tolling arrangements for a proportion of Isa silver production.

Earnings for the six months to 31 December at Mount Isa were impacted by lower A$ prices, lower production and higher unit costs principally as a result of production constraints at George Fisher as a revised mine plan is implemented. The loss at BRM was primarily due to the $11.8 million provision for the closure of Wakefield. As a result of the recent decline in equity markets in the UK, BRM currently has an unfunded superannuation liability which is expected to result in increased contributions of approximately £0.65 million per annum.

5.3.7 Prospects

The most significant potential opportunity at Mount Isa is the potential open pit. This is discussed in further detail in section 5.2.8 above.

At George Fisher the orebody is open to the north along strike, at depth and to the surface. MIM expects to significantly increase the resource potential of George Fisher with further drilling. There is potential to improve access to the upper mining block of the Hilton orebody by way of a decline from surface expected to be completed by June 2003. At the Lead Mine, there are a number of smaller targets with some potential for additional resources.

5.4 Ernest Henry

5.4.1 Overview

The Ernest Henry copper-gold mine is an open pit mine located 38km north-east of Cloncurry and 145km east of Mount Isa in north-west Queensland.

Production commenced in August 1997 and the mine was officially opened in October 1997. The Ernest Henry mine produces concentrate on site. Concentrate from the mine is transported by road to Mount Isa, 117km west of Cloncurry for smelting by MIM. Ernest Henry's annual production is approximately 350,000 tpa of concentrate containing approximately 100,000 tonnes of copper and 120,000 ounces of gold.

On 23 March 2001 MIM announced that it was exercising its pre-emptive rights to acquire an option over 49% of Ernest Henry owned by Pasminco. The effective purchase price was $150 million, with $35 million deferred. In June 2002, MIM moved to full ownership of Ernest Henry (previously 51%) by exercising its option to acquire the remaining 49% from an investment company led by Westpac.

5.4.2 Reserves and Resources

The following table summarises mineral resources and ore reserves:

Ernest Henry – Ore Reserves and Mineral Resources (100%)					
	Tonnes (Mt)	**Copper Grade (%)**	**Gold Grade (g/t)**	**Contained Copper ('000t)**	**Contained Gold ('000 ozs)**
Reserves					
Proved	78	1.10	0.53	858	1,329
Probable	11	0.89	0.43	98	152
Total reserves	**89**	**1.07**	**0.52**	**956**	**1,481**
Resources – Open Pit					
Measured	96	0.98	0.49	941	1,512
Indicated	23	0.76	0.37	175	274
Inferred	2	0.6	0.3	12	19
Resources – Underground					
Measured	-	-	-	-	-
Indicated	3.0	1.7	0.88	51	85
Inferred	2.0	1.7	0.80	34	51
Total resources	**126**	**0.96**	**0.48**	**1,213**	**1,941**

Source: MIM
Note: Resources were revised as at 31 December 2002, reserves at 30 June 2002. Studies to generate a revised ore reserve are in progress.

The Ernest Henry deposit is a copper-gold iron oxide deposit. The deposit has no natural surface expression and lies beneath a cover sequence of sediments between 25m and 60m thick. Copper and gold mineralisation forming the deposit occurs within a brittle (called "brecciated") volcanic system.

The mineralised regions occur between two shear zones and form two sub-parallel lenses, dipping to the south-east, which merge at depth. The ore body is 250m thick, 300m wide and has a down-dip length of more than 1 km.

Mineralisation occurs in distinct supergene and primary regions. The supergene regions are softer and less abrasive than the primary regions and yield lower recoveries of copper and gold. Almost all



of the supergene material has been depleted with 4,100 tonnes grading 0.68% Cu and 0.13 g/t Au remaining as at 30 June 2002.

The ore body is covered by two mining leases. The main lease (ML2671) is valid until 2025. The second lease (ML90041) is subject to a royalty to WMC Resources Limited. Most of the ore from this lease has been consumed and royalties paid to WMC. A term lease surrounds the two mining leases and another covers an accommodation village near the mine site.

The ore body is open at depth along strike. A deep drill hole in March 2002 approximately 100m below the current ultimate pit floor (900m below surface) has identified mineralization with similar grades to existing reserves. MIM completed a drilling program in 2002 that resulted in the delineation of additional resources.

5.4.3 Mining

The Ernest Henry ore deposit is mined using large scale conventional drill and blast, load and haul open-cut mining methods. The mining fleet is leased.

The life-of-mine plan for Ernest Henry is based on a seven stage pit development. The current pit development is at stage 5 with a pit diameter of 1.2km and depth of 240m. The ultimate pit design is 1.3km in diameter and about 530m in depth. The current mine life is approximately 8 years with mining of approximately 10 mtpa of ore. There is potential for extension of the mine life, either through deepening of the pit or through development of an underground mine.

The pit is being mined in 16m high benches. Pit slopes have recently been steepened to 85 degrees but this is being reconsidered having regard to potential failures in the Western wall. Water flows into the pit from underground aquifers are consumed in the operations.

5.4.4 Processing

The concentrator is a single line plant with a capacity to treat up to 10.5 mtpa of ore. The plant consists of a crusher, SAG mill and ball mill, flotation cells, and thickeners for dewatering of tailings and concentrate. Tailings are pumped to tailings dams on site.

Installation of a pebble crusher or additional ball mill capacity is being considered by MIM to increase throughput so as to compensate for lower head grades.

Power to the mine site is drawn from the Mica Creek power station. Water is supplied via a 120km pipeline from Lake Julius. An accommodation village of 232 rooms plus 80 short stay units is located near the mine site.

Concentrate produced at site is transported by road to MIM's smelter at Mount Isa.



5.4.5 Operating and Financial Performance

The following table summarises the operating performance of Ernest Henry in recent years:

Ernest Henry - Operating Performance (100%)						
	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Total material moved (Mt)	21.4	44.2	49.8	61.3	59.5	30.5
Ore treated (Mt)	6.5	9.3	9.8	10.3	10.2	5.1
Grades						
Copper (%)	1.04	1.23	1.08	1.18	1.12	1.31
Gold (g/t)	0.61	0.58	0.55	0.52	0.56	0.68
Concentrator Recoveries (%)						
Copper	75.6%	82.2%	90.0%	86.8%	90.7%	92.1%
Gold	50.4%	61.9%	67.6%	69.3%	72.0%	74.4%
Production						
Copper in concentrate ('000t)	50.5	93.7	94.8	105.5	103.7	61.7
Gold in concentrate ('000ozs)	65.5	106.1	114.9	118.7	131.9	78.1
Cash Operating Costs (US¢/lb)	71.0	55.9	58.0	56.3	47.8	39.0
Capital Expenditure (A$M)	84.9	8.8	10.0	9.0	9.4	2.3

Source: MIM

The following table summarises the historical financial performance of the Ernest Henry operation:

Ernest Henry - Financial Performance[3]						
	Year ended to 30 June					6 months to 31 Dec. 2002
	1998	1999	2000	2001	2002	
Copper Sales ('000 t)[2]	23.0	46.0	46.2	51.4	51.7	59.4
Gold Sales ('000 ozs)	27.8	51.2	54.8	56.4	64.3	73.6
Copper Price (USc/lb)	81	69	82	81	67	69
Gold Price (US$/oz)	299	284	290	269	275	322
US$:A$ exchange rate[1]	.678	.625	.625	.533	.523	0.553
Sales ($m)	30.4	132.8	159.1	204.5	179.2	204.7
EBITDA ($m)	4.7	19.7	35.8	52.5	30.3	64.2
EBIT ($m)	2.7	7.5	22.3	37.0	14.6	46.7

Source: MIM

Notes: (1) Average month end exchange rate

(2) Sales includes purchased product and intercompany sales

(3) MIM interest is 51% until June 2002, then 100%

Ernest Henry's operational performance has steadily improved from 1998 to 2002. Design throughputs have been achieved and recoveries have improved as supergene material has been depleted. In 2002, improved copper and gold recoveries largely offset lower head grade and harder, more abrasive primary ore. Unit cash operating costs declined in 2002 as a result of higher gold credits and the lower Australian dollar.

Ernest Henry's financial performance reflects its improving operational position. In 2002, despite strong production results, EBITDA declined to $30.3 million as a result of reduced copper prices. In the six months to 31 December 2002, MIM had 100% ownership and Ernest Henry performed strongly with reduced cash operating costs and increased earnings.

5.4.6 Prospects

The Ernest Henry ore body is open at depth along strike and there is the potential to increase reserves. MIM is also conducting a deep pit study that is reviewing mine design, equipment options and grinding expansion. There is the potential to take the pit deeper to a stage 8 or to mine underground. MIM's recent move to full ownership of Ernest Henry has the potential to reduce operating costs through integration with existing Mount Isa operations.



6 Other Metalliferous Assets

6.1 Alumbrera

6.1.1 Overview

Bajo de la Alumbrera ("Alumbrera"), located in the north west of Argentina, is one of the world's largest open cut copper and gold mines and is among the world's lowest cash cost copper producers. MIM has a 50% interest in the development and operating company Minera Alumbrera Limited, together with Rio Tinto Plc (25%) and BHP Billiton Limited (25%). Minera Alumbrera Limited has the right to mine the deposit by agreement with Yacimientos Mineros de Aqua de Dionisio, an Argentine statutory entity which has title to the deposit.

The corporate structure is depicted as follows:


Minera Alumbrera Ownership Structure
Wheaton River
BHP Billiton Group
50%
50%
MIM Holdings Ltd Group
Musto Explorations (Bermuda) Ltd
JV Agreement
50%
50%
YMAD
Minera Alumbrera Limited
Project debt
* Mineral rights
* Bajo de la Alumbrera mining lease
* Mining and processing facilities
* Pipeline transportation and port facilities

In March 2003, Wheaton River acquired a 25% interest in Alumbrera and certain other gold assets from Rio Tinto for US$210 million. MIM has advised that US$180 million of the sale price relates to the Alumbrera stake. BHP Billiton announced on 26 March 2003 that it had also decided to sell its 25% interest to Wheaton River for US$180 million.

The Bajo de la Alumbrera copper-gold deposit was discovered in the 1940's and developed in the 1990's. It is located in the Province of Catamarca, 1,100 km northwest of Buenos Aires, at an altitude of 2,500 m.

Yacimientos Mineros de Agua de Dionisio ("YMAD") is an Argentinian corporation that holds the title the deposit. Minera Alumbrera and YMAD are parties to an agreement forming an unincorporated joint venture to exploit the Bajo de la Alumbrera deposit ("Joint Venture"). Under the Joint Venture agreement, Minera Alumbrera is responsible for the funding, management and operation of the project and marketing of the production. The term of the Joint Venture is for the economic life of the Bajo de la Alumbrera ore body unless terminated earlier by the parties. YMAD has the right to retain certain project infrastructure at the end of the 1994 UTE Agreement (as amended) between MAA and YMAD and the 1997 Mining Lease Agreement between the same parties. MIM has the right to a casting vote at board and shareholder meetings of Minera Alumbrera, except in relation to certain matters that require a unanimous vote, and is entitled to appoint the Chairman of the Board.



YMAD is entitled to a 20% net proceeds royalty before tax and after capital recovery and interest repayments. An advance of US$2 million per annum was paid for the first five years with the advances deducted from later payments. Advance payments commenced in April 1998. A corporate tax rate of 30% applies to taxable profits from the project. A royalty of 3% of gross revenues net of processing costs and costs of sales is paid to the Province of Catamarca.

Construction of the project began in 1995 and the project was officially opened on 31 October 1997. Commercial production commenced in February 1998. The year ending 30 June 1999 was the first full year of production. Initially reserves were significantly overestimated and a significant reduction in reserves was estimated in 1999. The mine has average production of 178,000 tonnes of contained copper in concentrate per year and 510,000 ounces of gold per year.

The project consists of five facilities – the open cut mine and processing facilities, a 316km concentrate slurry pipeline, a 202km 220kv powerline, a filter plant and rail loading facilities in Tucaman Province, and the port and handling facilities in Santa Fe Province, connected by a pre-existing 830km railway line to the filter plant.

Project capital costs were approximately US$1.2 billion, excluding capitalised interest and financing charges. Total pre-production project capital costs were financed by external project debt of approximately US$660 million and equity of US$658 million. The equity funding consisted of share capital of US$426 million and shareholder loans of US$232 million. MIM's share of the equity funding was approximately US$329 million. Subsequent equity contributions to Minera Alumbrera are to be made on a pro rata basis by shareholders. As at 31 December 2002, MIM's share of net project debt was approximately US$92 million.

6.1.2 Reserves

The following table summarises ore reserves at 31 December 2002:

	Ore reserves at 31 December 2002		
	Mt	**% Copper**	**g/t Gold**
Proved	345	0.51	0.59
Probable	23	0.47	0.49
Total	**368**	**0.51**	**0.58**

Reserves are sufficient to support production at current levels for approximately 9 years. There is limited potential to expand the reserves.

6.1.3 Mining and Processing

The Alumbrera deposit is a copper-gold porphyry contained in volcanic material. Near the surface of the deposit weathered material overlays the primary sulphide deposit.

Mining at Alumbrera is carried out by conventional open cut mining. The mining area measures approximately 1.8 km by 1.8 km. Ore is processed into copper-gold concentrate and gold dore at the adjoining processing facility. During 2002, the processing plant was expanded to a design capacity of approximately 36 million tonnes of ore per annum. Power is supplied via a 200km high voltage power line from the province of Tucuman. Water is supplied from the project's borefield via a 25km water pipeline.

The concentrate is piped approximately 316 km to the Tucuman filtration plant at Cruz Del Norte and then railed a further 830 km to the Minera Alumbrera port at San Martin near Rosario. The concentrate plant is designed to yield approximately 700,000 tonnes per annum of copper concentrate with design recovery rates of 91% for copper and 70% for gold.



6.1.4 Operating and Financial Performance

The following table summarises the operating performance of Alumbrera in recent years:

Alumbrera Operating Performance (MIM 50% share)						
	Year ended 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Ore mined (Mt)	18.9	27.3	23.9	29.6	21.6	11.0
Ore treated (Mt)	9.2	14.9	13.9	14.0	14.7	8.4
Grades						
Copper (%)	0.79	0.77	0.67	0.68	0.74	0.66
Gold (g/t)	0.93	0.95	0.93	0.89	1.04	0.82
Recoveries (%)						
Copper Concentrator	74.8%	87.0%	87.6%	89.6%	92.6%	92.3%
Gold	54.7%	72.7%	72.0%	72.2%	77.3%	80.3%
Production						
Copper in concentrate ('000 t)	53.8	100.0	81.1	84.9	99.8	50.8
Gold in concentrate ('000 ozs)	148.3	313.7	279.0	271.9	355.2	161.9
Gold in dore ('000 ozs)	13.9	40.4	19.7	16.4	24.5	15.0
Silver in concentrate ('000 ozs)	196.8	541.4	542.9	589.3	757.6	248.1
Cash Operating Costs (USc/lb)[1]	**45.1**	**32.1**	**34.1**	**36.3**	**12.4**	**4.3**
Capital Expenditure (A$M)	**201.5**	**61.4**	**73.3**	**16.1**	**28.6**	**16.5**

Source: MIM
Note: (1) Cash costs are after credits for byproducts (primarily gold)

The following table summarises the historical profit and loss of the Alumbrera operation:

Alumbrera Financial Performance (MIM 50% share)						
	Year ended to 30 June					6 months to 30 Dec. 2002
	1998	1999	2000	2001	2002	
Copper Sales ('000 t)	32.4	95.4	79.4	80.1	96.4	47.1
Gold Sales ('000 ozs)	107.0	329.8	295.2	278.6	370.0	167.7
Copper Price (USc/lb)	77	68	81	79	68	70
Gold Price (US$/oz)	315	295	308	299	312	323
US$:A$ exchange rate[1]	.678	.625	.625	.533	.523	0.553
Sales ($m)	140.4	388.8	374.0	421.4	501.7	223.0
EBITDA ($m)	45.0	131.5	158.3	199.7	240.4	109.3
EBIT ($m)	23.6	76.8	79.2	87.5	118.8	50.9

Source: MIM
Notes: (1) Average month end exchange rate

In 2002 Alumbrera achieved its highest production of copper and gold and a significant increase in earnings. Production improved as a result of improved sequencing of mining phases, better ore grades, increased ore throughputs and improved recoveries. Cash operating costs were reduced to US12.4 cents/lb as a result of higher gold prices, head grades and recoveries and cost reductions from the devaluation of the Argentine Peso. This resulted in an improved earnings performance despite lower copper prices. The strong earnings performance continued in the six months to 31 December 2002 as a result of sustained high levels of production following the commissioning of the expanded processing facilities and a higher gold price.

6.1.5 Prospects

An expansion of the copper concentrator is expected to compensate for an expected drop in copper head grades in the next few years, but gold production is expected to reduce by approximately 15%. There is limited potential to extend the life of the project.



6.2 McArthur River

6.2.1 Overview

The McArthur River zinc-lead-silver mine is located in the Northern Territory, approximately 900 km south-east of Darwin and 100 km south of the Gulf of Carpentaria. MIM has a 75% interest in the mine, with the balance held by ANT Minerals, a consortium of Japanese companies. The McArthur River deposit was discovered in 1955, but, due to the metallurgical characteristics of the ore, it was not commercially viable at the time to develop the deposit. Improvements in treatment technology (particularly fine grinding technology) ultimately allowed the project to proceed, with production commencing in 1995.

The McArthur River ore deposit consists of seven shale-hosted orebodies, stacked on top of each other in an inverted bowl shape. The original mine feasibility study was based on mining only the No 2 orebody, which is near the bottom of the mineralised sequence and has generally the highest zinc grade and zinc/lead ratio. Future mining will increasingly focus on mining the No 3 Upper and No 4 orebodies, located above the No 2 orebody in the mineralised package. Between the orebodies are horizons of barren material or lower grade mineralisation. The total mineralised sequence has a height of approximately 60 meters from top to bottom. The orebody plunges from west to east, with an average dip of around 15%.

6.2.2 Reserves and Resources

The following table summarises mineral resources and ore reserves at 30 June 2002:

Ore reserves and mineral resources at 30 June 2002				
	Tonnes (Mt)	**%Zinc**	**%Lead**	**g/t Silver**
Reserves				
Proven	5.9	13.0	6.0	54
Probable	34.0	12.0	5.4	58
Total	**39.9**	12.1	5.5	57
Resources				
Measured	76.0	13.0	5.8	59
Indicated	46.0	13.0	5.7	60
Inferred	3.0	10.0	6.0	50
Total	**125.0**	**12.9**	**5.8**	**59**

Source: MIM

Reserves are sufficient to support production at current levels for approximately 20 years. However, the resource is large enough to support production at significantly higher levels for a long mine life, provided that production costs can be reduced to allow the treatment of lower grade ore.

6.2.3 Mining

Mining at McArthur River is by way of a number of underground mining methods. Mining to date has focused on the No 2 orebody, which is near the bottom of the mineralised package. The No 2 orebody has principally been mined by room and pillar mining, at depths ranging from 200 metres below surface on the eastern side of the orebody to around 400 metres below surface on the western side of the orebody. Future mining will increasingly exploit the No 4 and No 3 Upper orebodies. The No 4 orebody is approximately 20 metres above the No 2 orebody. It is expected that the No 4 and No 3 Upper orebodies will principally be mined by open stoping. Ore will be blasted into the No 2 orebody level, from where it will be extracted. On the eastern edge of the deposit, where the orebodies are folded upwards into a near vertical orientation, bench stoping is being used.

After blasting, broken ore is mucked out by remote controlled loaders, before being trucked to an underground crusher. It is then transported via a 1.25 km conveyor to surface stockpiles.



6.2.4 Processing

The McArthur River treatment process has been developed specifically to deal with the metallurgical characteristics of the deposit. Because of the fine-grained nature of the zinc ore, it is difficult to liberate the zinc and lead mineralisation from the host sulphides. This has been addressed by the inclusion of an ultra-fine grinding stage within the flotation process.

Crushed ore from the stockpile is ground in a SAG mill and then subject to a finer grind in a recently installed tower mill. The ground ore is then passed to a two stage flotation process. Rougher flotation recovers over 90% of the contained zinc, in a concentrate grading around 30% zinc. This rougher concentrate is then reground to less than 10 microns, in four ultra-fine grinding horizontal stirred ball mills. The ultra-fine grinding promotes the liberation of zinc and lead mineralisation from the host sulphides, which allows the subsequent cleaner flotation stage to increase the concentrate grade to around 46%.

The concentrate is thickened and dewatered by filtering. The dewatered concentrate, with a moisture content of around 12%, is transported by road train to the loading facility at Bing Bong on the Gulf of Carpentaria, approximately 100 km north of the McArthur River mine. From Bing Bong, concentrate is barged in a custom-built, fully enclosed sea-going barge to ocean-going vessels, for delivery to smelter customers in Asia, Europe and Australia.

6.2.5 Operating and Financial Performance

The following table summarises the operating performance of McArthur River in recent years:

McArthur River Operating Performance (MIM share)

	Year ended 30 June					6 months to Dec. 2002
	1998	**1999**	**2000**	**2001**	**2002**	
Ore Mined (Mt)	0.8	0.9	0.9	0.9	1.0	0.6
Ore treated (Mt)	0.8	0.9	0.9	0.9	1.1	0.6
Grades						
Zinc (%)	16.1	16.4	16.3	15.4	14.9	13.9
Lead (%)	5.9	6.1	6.2	6.1	6.5	5.7
Silver (g/t)	129	137	146	141	140	135
Recoveries (%)						
Zinc	78.7%	79.5%	80.9%	82.4%	82.7%	83.5%
Lead	55.1%	60.5%	54.3%	49.1%	45.2%	45.8%
Silver	55.7%	58.2%	62.2%	57.5%	54.4%	54.1%
Production						
Zinc in concentrate ('000 t)	94.5	111.2	116.6	112.9	129.7	64.9
Lead in concentrate ('000 t)	26.1	31.5	29.8	26.9	30.7	14.9
Silver in concentrate (m ozs)	0.9	1.1	1.2	1.1	1.3	0.6
Cash Operating Costs (USc/lb zinc)	**46.8**	**39.3**	**41.7**	**42.6**	**34.1**	**36.9**
Capital Expenditure ($M)	**4.2**	**3.8**	**7.3**	**9.3**	**15.0**	**6.1**

Source: MIM

Note : For the period 1998 to 2001 MIM had 70% interest and from 2002 a 75% interest

Annual production remained relatively stable from 1999 to 2001 at around 110-115,000 tonnes of zinc and has since increased to approximately 130,000 tonnes. Cash costs were reduced significantly in 2002 from more than US$0.40/lb to US$0.34/lb, but increased to US$0.37/lb in the six months to 31 December 2002.



The following table summarises the historical profit and loss of the McArthur River operation:

McArthur River Financial Performance (MIM share)

	Year ended to 30 June					6 months to Dec. 2002
	1998	1999	2000	2001	2002	
Zinc sales ('000 t)[2]	74.5	96.8	87.5	99.6	108.0	53.3
Lead sales ('000 t)[2]	18.5	25.5	20.4	20.7	22.9	10.4
Silver sales ('000 ozs)	193.8	297.8	335.3	351.4	360.3	179.9
Zinc Price (USc/lb)	52	44	54	48	36	35
Lead Price (USc/lb)	25	22	22	21	21	20
Silver prices (US$/oz)	5.82	5.04	5.17	4.54	4.44	4.55
US$:A$ exchange rate[1]	0.678	0.625	0.625	0.533	0.523	0.553
Sales ($m)	143.1	173.2	183.9	210.7	179.8	84.2
EBITDA ($m)	13.8	17.7	32.4	24.3	4.1	(3.4)
EBIT ($m)	6.1	8.9	23.4	15.9	(0.9)	(6.9)

Source: MIM
Note: MIM increased its interest from 70% to 75% in 2002.
Notes: (1) Average month end exchange rate
(2) Sales includes purchased product and intercompany sales

MIM achieved record production levels during 2002 with 1.4 MT of ore treated. However, earnings were significantly lower as a result of lower zinc prices. During 2002 MIM increased its interest in McArthur River from 70% to 75%. Earnings in the six months to 31 December 2002 were impacted by lower A$ metal prices.

6.2.6 Prospects

MIM expects that the combination of room and pillar mining of the No 2 orebody and increasing use of bulk stoping methods will reduce mining costs. MIM is currently planning production from the South Woyzbun area of the orebody. At the south-east end of the orebody, and displaced through faulting so that ore is located approximately 100 metres deeper than in the rest of the orebody, South Woyzbun mineralisation has relatively attractive metallurgical characteristics. Treatment of South Woyzbun ore is expected to allow the lifting of concentrate grades and an improvement in profitability.

More significantly, MIM is considering two initiatives that could dramatically affect the medium term prospects of MacArthur River: on-site metal production and a move to open pit mining. For some years, MIM has been developing a hydrometallurgical process (the Albion process) to treat sulphide ores. The process involves the ultra-fine grinding of ore (to assist in the liberation of the valuable minerals from the accompanying sulphides), leaching in an oxygen rich environment in open tanks at relatively low temperatures (of the order of 60-90 degrees C), leachate purification through precipitation and metal recovery through electro-winning.

MIM has been testing MacArthur River concentrates through the Albion pilot plant in Brisbane since June 2002. Initial testing was conducted on standard MacArthur River bulk concentrates. Current testwork is being conducted on first cleaner concentrates, and further testwork on cleaner feed (rougher concentrate after fine grinding) is planned. The plant has been operating on a continuous basis (24 hours per day, seven days per week) and has successfully produced zinc cathode. No significant problems have been encountered to date.

On-site metal production via the Albion process would significantly change the economics of MacArthur River. Concentrate transport costs and treatment charges represent a substantial proportion (approximately 51%) of the value of the metal produced by the mine. Avoiding these concentrate transport and treatment charges would more than compensate for the increased treatment costs associated with the Albion process (which are principally due to the high energy requirements of the fine-grinding process).

The MacArthur River orebody represents a vast resource. Much of this is not currently economically exploitable, given underground mining costs, the extent of concentrate transport and treatment charges, and geotechnical factors. The successful introduction of on-site metal production would significantly change the economics of exploiting the resources outside current reserves. MIM



believes that the cost reductions resulting from on-site metal production would make it feasible to mine much of the resource by open cut methods.

MIM is currently conducting a pre-feasibility study into a potential open pit development of MacArthur River. The operation would mine around 4.5 mtpa of ore, to produce approximately 450,000 tpa of zinc cathode. Power availability is a major issue, given the high power requirements of the electrowinning process. The gas-fired power station currently providing MacArthur River's power would require substantial expansion. It is not clear that there would be sufficient gas available in the Northern Territory to support such an expansion. Accordingly, MIM is also considering the feasibility of a coal-fired power station. Development of a large open pit would also require diversion of the MacArthur River, which runs directly over the deposit. The environmental and local community impacts of this diversion are still to be determined.

6.3 Ravenswood

MIM's gold mining interests are held through its 100% subsidiary, Carpentaria Gold, which operates the Ravenswood gold project. The town of Ravenswood is situated approximately 90km south of Townsville. Ravenswood was the site of historic mine workings. Modern mining commenced in 1987. In 1992, the Nolans deposit was discovered. A CIL plant was commissioned in 1995 to treat Nolans ore, on a joint venture basis between Carpentaria (50.1%) and Haoma Mining NL (49.9%). In February 2003, MIM announced that it had purchased Haoma's interest in the plant for $20 million.

Mining of the Nolans deposit is substantially complete, and ore is now sourced from the Sarsfield deposit (Carpentaria 100%). The treatment plant has been expanded to a capacity of 5.0 mtpa.

The following table summarises mineral resources and ore reserves at 30 June 2002:

Ravenswood Ore Reserves and Mineral Resources		
	Tonnes (Mt)	**Grade (g/t)**
Reserves		
Sarsfield oxide	2.4	0.6
Sarsfield primary	71	0.8
Resources		
Sarsfield oxide	2.4	0.6
Sarsfield primary	84.0	0.8
Nolans	1.0	1.0
Mt Wright	10.0	3.0

Source: MIM
Note: (1) Nolans represents 100% interest.

Sarsfield reserves are quoted in-situ at a cut-off grade of 0.20 g/t prior to beneficiation. The estimated life of mine mill feed from the Sarsfield deposit after beneficiation is approximately 35 Mt at 1.46g/t.

The Sarsfield pit is mined by conventional open pit mining methods. Ore grading 0.2g/t to 1.11g/t is crushed and beneficiated through a screening process that excludes much of the barren material, as gold is concentrated within the finer material. The beneficiated ore, together with the ore grading 1.12g/t and higher, is then treated through a conventional CIP plant.

Mining to date has concentrated on the shallower oxide and transitional material, and the mine performance has been relatively disappointing, with the recovery of approximately 20% less gold than expected. This is attributed by MIM to an overestimate of gold in the stringer oxide zone and reconciliation is now within 10%. The oxide reserve is now almost depleted and orebody performance is expected to improve as mining focuses on the primary resource.

The Mt Wright resource is situated approximately 10km north-west of Ravenswood. The major part of the resource extends from approximately 400 meters below surface to approximately 800 meters below surface, in a narrow vertical pipe shape. MIM is planning to sink an exploration decline that will descend 400 meters, to allow more accurate delineation of the orebody. Mining of two upper ore pods is expected to substantially fund the estimated $25 million cost of the exploration decline.



Conceptual planning for the mining of the Mt Wright deposit envisages bulk underground mining methods and the blending of Mt Wright ore with the ore from Sarsfield for treatment through the Ravenswood plant.



7 Other Assets

7.1 Technology

MIM has a long history of developing its own technology for use in its operations. In addition to increasing the value of its own operations, MIM obtains commercial value from these processes by selling licences, know-how and equipment, and providing engineering, training and commissioning services. AMC has reviewed MIM's technology in its report.

The major technologies of MIM include:

- The Albion process, which is a new hydrometallurgical process to treat refractory sulphide ores and concentrates without having to undertake the leaching process at high temperature or pressure. If successful it has the potential to change to cost structure of the zinc industry;
- The ISAPROCESS for refining copper. This was developed in Townsville and put into commercial production in 1979. Currently more than 50 plants, representing 35% of the world production of copper, are licensed to use the process;
- The ISASMELT process for smelting. Patents are held for copper and lead. The process is being used by eight large-scale operating smelters (two owned by MIM) with two more under construction and two pilot plants under construction;
- The ISAMill grinding process. MIM jointly owns the patent on this technology for attrition grinding. It is mainly used for ultra fine grinding but also has application in coarser grinding;
- MIMDAS exploration technology. MIMDAS is a patented development which enables the measurement of induced polarisation effects to greater depth than conventional methodologies and, in particular, with the ability to read such effects beneath resistive and conductive near surface deposits.

7.2 Exploration

MIM focuses exploration efforts on high priority terrains and prospective targets in Australia, Argentina, Chile, Mexico and the Dominion Republic. Expenditure is mainly on copper and gold exploration. AMC has reviewed the exploration targets in its report.

The 2003 budget for exploration is $28 million.

7.3 Other Assets and Liabilities

7.3.1 Native title claims

Native title claims have been made over lands which include all Australian mining operations of MIM as well as exploration tenements. MIM does not believe that existing operations will be materially affected by native title claims

7.3.2 Cattle Properties

MIM own a number of pastoral properties that are primarily owned to provide a land buffer associated with mining operations. These are principally cattle stations in Queensland and the Northern Territory.



8 Valuation of MIM Holdings Limited

8.1 Summary

Grant Samuel has valued MIM in the range $1.70 – 2.24 per share as summarised below:

MIM Holdings Limited – Valuation Summary				
	Valuation (US$ million)		Valuation (A$ million)	
	Low	High	Low	High
Coal Operations			2,000	2,310
Mount Isa Mining Operations	1,425	1,750	2,375	2,920
Alumbrera-50% interest	360	400	600	670
McArthur River-75% interest	80	100	130	160
Ravenswood			40	50
Total value of operations			**5,145**	**6,110**
Exploration and Technology			130	185
Discontinued operations			(90)	(80)
Corporate overheads			(220)	(200)
Total enterprise value			**4,965**	**6,015**
Hedge Book			(260)	(230)
Dividend paid in March 2003			(25)	(25)
Net debt (excluding Alumbrera project net debt)			(1,277)	(1,277)
Value of net assets			**3,403**	**4,483**
Shares on issue (millions)			1,997.7	1,997.7
Net value per share			**1.70**	**2.24**

Note: A$ equivalent of US$ valuation has been rounded for valuation purposes.

MIM has been valued by aggregating the estimated fair market value of MIM's mining operations and other assets, adjusting for the mark to market value of MIM's hedge portfolio and deducting net borrowings. Net debt is based on MIM's balance sheet as at 31 December 2002. The valuation is appropriate for the acquisition of MIM as a whole.

The principal approach to valuing MIM's major assets was by discounted cash flow analysis. A number of different scenarios were developed for each asset. The production rates and operating and capital costs assumed in each scenario were reviewed in detail by independent technical specialists, AMC. The discounted cash flow models project cash flows from 1 January 2003 onwards. Cash flows for Mount Isa Mining Operations, Alumbrera and McArthur River were projected in US dollar terms.

Projected ungeared cash flows were discounted to a present value using nominal discount rates of 9-10%. Appendix 1 sets out further information relevant in selecting these discount rates. Net present values were determined for each scenario across a range of commodity prices and discount rates. Values denominated in US dollars were converted to Australian dollars at a spot exchange rate of A$1.00=US$0.60.

AMC valued MIM's exploration interests, technology assets and interests in developing projects.

8.2 Methodology

The value of MIM has been assessed by aggregating the estimated market value of its mining operations and other assets, deducting external borrowings and adjusting for the mark to market value of MIM's hedge portfolio. The value of the mining operations and other assets each of the major businesses has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information. For certain projects the valuation includes an allocation of the benefit of tax losses held by the group.



There are four primary methodologies commonly used for valuing businesses and assets:

i) capitalisation of earnings or cash flows,
ii) discounting projected cash flows,
iii) industry rules of thumb, and
iv) estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary factor in determining which methodology is appropriate is the actual practice adopted by purchasers of the type of businesses and assets involved.

Grant Samuel's primary approach to estimating the value of the MIM's major businesses has involved the calculation of net present values by discounting expected cash flows. Cash flows are discounted using a discount rate that reflects the risk associated with the cash flows. Discounting of projected cash flows has a strong theoretical basis and is particularly appropriate for valuing mining and resource based projects with depleting ore reserves and varying production levels and capital requirements. It is the primary method of valuation in the mining and resources industries.

Operating and financial models for each of the key assets were prepared by MIM on the basis of business plans for each business. On the basis of these models, Grant Samuel and AMC jointly developed a number of scenarios for the future development of each of the key assets. The production rates, operating and capital costs and other key technical assumptions for each scenario were reviewed and amended, as appropriate, by AMC. MIM's balance sheet as at 31 December 2002 was used as the starting point for the cash flow models. Net present values for each business were calculated on an ungeared after-tax basis as at 1 January 2003. The net present values take into account projected tax depreciation based on the tax written down value of MIM's asset base and the benefit of tax losses that can be attributed to individual operating businesses.

Alternative valuation methodologies have been considered as secondary evidence of value. In particular, in some instances the estimates of value have been reviewed in terms of earnings multiples. These alternative approaches to valuation are useful in reviewing the results of a discounted cash flow valuation since the discounted cash flow valuation is typically sensitive to relatively small changes in the assumptions adopted in relation to a range of variables.

The values determined for MIM are appropriate for the acquisition of the company as a whole and accordingly incorporate a premium for control. A value determined on this basis would usually exceed the value implied by the price at which shares trade on the stock exchange in the absence of a takeover offer. Sharemarket trading typically represents transactions in small parcels of shares ("portfolio interests"). Portfolio interests are normally priced at a discount to underlying value to reflect the lack of control and lack of access to cash flow and taxable income.

8.3 Key Assumptions

The base metal and coal price assumptions adopted in the discounted cash flow valuation analysis reflect Grant Samuel's judgment as to the price assumptions likely to be used by potential acquirers of MIM. The base metals price and exchange rate assumptions adopted for MIM are summarised in the following table:



General Assumptions and Commodity Price Scenarios					
		Year ending 30 June			
		2003	2004	2005	2006
Exchange rates					
A$1.00=US$		0.60	0.60	0.60	0.60
Metals prices (real)					
Copper (USc/lb)	High	72	85	85	85
	Low	70	75	75	75
Lead (USc/lb)	High	22	23	24	24
	Low	20	21	21	21
Zinc (USc/lb)	High	40	43	45	45
	Low	37	38	40	40
Gold (US$/oz)	High	335	335	335	335
	Low	325	325	325	325

Appendix 3 sets out further information on factors impacting base metals prices.

Australian and US inflation rates have been assumed to remain constant at 2.5% per annum. Base metals prices (denominated in US$) are assumed to increase at an annual rate of 2.0% per annum, resulting in a gradual decline in base metals prices in real terms. Exchange rate assumptions reflect recent market rates at the time this report was prepared.

Coal price assumptions have been projected in Australian dollar terms. In Grant Samuel's opinion, it is reasonable for valuation purposes to forecast long term coal prices in A$ terms, given the historical relationship between US$ coal prices and the A$/US$ exchange rate. Grant Samuel's nominal A$/t coal price assumptions and the implied real US$/t coal price assumptions using the above exchange rate and inflation assumptions are set out below.

Coal Price Scenarios					
		Year ending 30 June			
		2003	2004	2005	2006
Coal prices (A$/t nominal)					
Coal-Coking (A$/t FOB)	High	81.0	78.0	77.0	78.9
	Low	80.0	76.0	74.0	75.9
Coal-Thermal (A$/t FOB)	High	49.0	49.0	54.0	55.3
	Low	47.0	46.0	51.0	52.3
Coal prices (US$/t real)					
Coal-Coking (US$/t FOB)	High	48.6	45.7	44.0	44.0
	Low	48.0	44.5	42.3	42.3
Coal-Thermal (US$/t FOB)	High	29.4	28.7	30.8	30.8
	Low	28.2	26.9	29.1	29.1

Hard coking coal prices (Goonyella type quality) into premium Asian markets are assumed to decline from current levels of around A$80 per tonne FOB to a medium term average of A$74-77 per tonne FOB by 2004/05. Thereafter coking coal prices are projected to increase in line with inflation. Individual coal brands are priced against this reference price.

Thermal coal prices (standard quality 6,700 kcal/kg adb) into premium Asia markets are assumed to increase from current levels of around A$48 per tonne FOB to a medium term average of A$51-54 per tonne FOB by 2004/05. Thereafter thermal coal prices are projected to increase in line with inflation. Individual coal brands are priced against this reference price adjusted for energy content and other factors.

Appendix 4 sets out further information on factors impacting coal prices.

Precious metal price assumptions reflect recent market prices at the time this report was prepared.



8.4 Coal Business

8.4.1 Summary

MIM's coal operations have been valued in the range A$2.0 - 2.3 billion as summarised below:

MIM – Coal Business (A$million)		
	Low	High
Oaky Creek-75% interest	1,100	1,200
NCA Project -75% interest	700	800
Rolleston	150	250
Other	50	60
Total Coal Business	**2,000**	**2,310**

MIM's coal operations include the world class Oaky Creek coking coal business, which produces approximately 9-10Mtpa of high quality hard coking coal. The NCA project is a large integrated coal mining business that produces approximately 13-14Mtpa of coal (mostly thermal). The recently announced Rolleston project provides further growth for the business.

8.4.2 Oaky Creek

A value in the range $1,100-1,200 million has been attributed to MIM's 75% interest in Oaky Creek as at 1 January 2003. This value incorporates MIM's adjacent Red Rock exploration permit.

Oaky Creek is a world class coking coal business with a large mature operation that produces approximately 9-10 Mtpa of high quality hard coking coal. The mine has a substantial resource base but is constrained by limited reserve life at two of its three mining areas, namely the multi-seam open cut operation and the Oaky No1 underground colliery (within the German Creek seam). The long term life-of-mine plan is underpinned by the Oaky North underground mine (within the German Creek seam) and the possible development of an additional underground colliery at Cattle Creek (within the Aquila Seam).

Oaky Creek offers potential acquirers important strategic benefits in the coking coal industry. The international coking coal industry is dominated by a small number of substantial producers. Barriers to entry are significant. Oaky Creek produces approximately 5% of the world's coking coal exports. The coking coal is of high quality with unique coking characteristics that are highly sought after by steel mills around the world. There are very few comparable high quality coking coal mines with a well established market position that are available for acquisition.

The valuation range implies the following valuation multiples:

Value of MIM's interest in Oaky Creek			
	MIM share	Implied Valuation Multiples	
	(75%)	Low	High
Saleable production (Mt)			
- 2000/01	6.03 Mt	$182/t	$199/t
- 2001/02	6.78 Mt	$162/t	$177/t
- 2002/03 (forecast)	7.19 Mt	$153/t	$167/t
- 2003/04 (forecast)	6.36 Mt	$173/t	$189/t
EBITDA			
- 2000/01	$176M	6.3	6.8
- 2001/02	$249M	4.4	4.8
- 2002/03 (forecast)	$246M	4.5	4.9
- 2003/04 (forecast)	$199M	5.5	6.0
EBIT			
- 2000/01	$140M	7.9	8.6
- 2001/02	$220M	5.0	5.5
- 2002/03 (forecast)	$213M	5.2	5.6
- 2003/04 (forecast)	$151M	7.3	7.9

Note: Forecasts based on financial model, mid price assumptions. Mid prices equal the average of low and high prices.



In Grant Samuel's opinion, the valuation range is reasonable. It represents an overall judgment having regard to the DCF analysis, earnings and cash flow multiples, and Oaky Creek's strategic position in the coking coal industry.

DCF Analysis

The DCF analysis was based on a financial model developed by Grant Samuel on the basis of operating models and long term business plans provided by MIM. The models were reviewed in detail and amended as required by technical specialists, AMC. The model projects nominal ungeared cash flows commencing on 1 January 2003.

A number of different planning scenarios were reviewed. Three different planning scenarios were evaluated in detail.

Case 1 was developed as a base case. This scenario is based on AMC's most likely production rates and assumes that the open cut mine depletes existing reserves (9Mt) by 2008, Oaky No 1 underground mine depletes existing reserves (37Mt) by 2011, while the Oaky North underground mine produces in excess of existing reserves and fully exploits the remaining potential of the German Creek seam (estimated at 150 Mt), including some longwall blocks which extend into the Red Rock exploration permit.

Case 2 was developed as an upside case, specifically to capture the benefit of an increase in production rates through higher productivity assumptions and the benefit of potential reserve extensions to the open cut mine (additional 3 Mt only). AMC has advised that there is only limited potential for extensions at Oaky No 1 and Oaky North beyond the reserve extensions assumed in Case 1 (as that case fully reflects the underground potential of the German Creek seam).

Case 3 was developed as an additional upside case, specifically to capture the benefit of a further increase in production rates, the development of the Cattle Creek underground resource (through the exploitation of 23 Mt of coal from the Aquila seam) and exploration potential. Cattle Creek should only be considered as a conceptual development scenario as insufficient work has been done by MIM to justify a pre-feasibility study on this project at present. AMC has advised that there is only limited exploration potential associated with the existing leases at Oaky Creek and the adjacent Red Rock exploration permit.

Neither case includes the mining and recovery of remnant pillar underground coal reserves. AMC has advised that recovery of these reserves was only marginal at current coal prices and was likely to be sub-economic based on the long term coal price assumptions used in this analysis.

A summary of Case 1 is set out as follows:

MIM's Interest in Oaky Creek – Key Assumptions

	Unit	6 Months 2003	Year Ending 30 June 2004	2005	2006	2007
Coking coal sales (75%)	Mt	3.71	6.36	6.79	6.65	7.17
Revenue	$M	282	473	491	493	545
Operating cashflow	$M	101	162	158	153	200
Capital expenditure	$M	(25)	(35)	(36)	(20)	(22)
Tax	$M	(20)	(32)	(33)	(34)	(49)
Free cash flow	$M	56	95	88	99	128

Note: Based on low price assumptions

MIM's tax liabilities have been calculated on the basis of a tax written down value for property plant and equipment of $219 million at 30 June 2002. During the current financial year, MIM restructured and transferred its ownership interests in Oaky Creek to a new wholly owned subsidiary, MIM Coal. The new tax legislation became available in July 2002. MIM has advised that the new tax legislation gives rise to a step-up in the tax written down value of the property plant and equipment to estimated market value. This is estimated to give rise to a step-up of approximately $111 million which has been taken into account in the DCF analysis. No revenue losses have been incorporated into the DCF model.



The results of the NPV analysis for the three cases are summarised as follows:

MIM's Interest in Oaky Creek			
	Discount	Price Scenarios	
	Rate	Low	High
Case 1	9.0%	994	1,100
	10.0%	927	1,026
Case 2	9.0%	1,080	1,191
	10.0%	1,011	1,115
Case 3	9.0%	1,127	1,255
	10.0%	1,056	1,176

The above table encompasses a relatively wide range of potential outcomes. The valuation range adopted reflects a subjective assessment by Grant Samuel and attributes a high probability to the prospect that relatively high productivity rates and mine life extensions will be achieved.

Implied Multiples and Transaction Evidence

In Grant Samuel's opinion, the valuation range is reasonable having regard to trading multiples and selected transaction evidence.

There are very few listed coking coal companies that are directly comparable to Oaky Creek and from which meaningful evidence can be inferred. However, the trading multiples indicate that the multiples implied by the valuation range for Oaky Creek are reasonable, recognising that the trading multiples are based on sharemarket prices and do not incorporate a premium for control.

There have been a number of coking coal transactions in recent years from which transaction evidence can be inferred. In many cases, it is difficult to ascertain implied EBITDA or EBIT multiples as information regarding earnings may not be available. In these circumstances, the implied multiples are limited to production multiples where the value of mining assets is represented on the basis of the value per tonne of annual production. While this is a relatively crude benchmark, it is commonly used in the coal industry as a valuation measure where earnings details are not available. Selected recent coking coal transactions are described as follows:

- In December 1997, MIM sold a 25% interest in Oaky Creek to Sumitomo and Itochu for a consideration of $95.3 million. At this time, production at Oaky Creek was approximately 4.5 Mtpa and the Northern underground had not been ramped up to full production. This transaction implied a value of $381 million for 100% of Oaky Creek and implied a production multiple of approximately $85 per annual saleable tonne and an EBITDA multiple of 12.1 times historical earnings and approximately 6-8 times prospective earnings. Since this time, productivity levels at Oaky Creek have increased significantly.

- In October 2000, BHP and Mitsubishi, through a jointly owned company MetCoal, acquired QCT Resources Ltd through a public takeover. The takeover was estimated to imply a value of approximately $1,200-1,300 million for a 32.37% interest in the CQCA/Gregory joint ventures. The CQCA/Gregory joint ventures operate a number of large high quality open-cut and underground coking coal mines in the Bowen Basin in Queensland. The mines have a combined production capability of approximately 35 Mtpa. The valuation implied by the takeover of QCT Resources Ltd was estimated to represent production multiples of approximately $110-115 per tonne and EBITDA multiples of approximately 6.5-7.1 times historical earnings and approximately 4.6-5.0 times prospective earnings. Three previous transactions involving changes of interests in the CQCA/Gregory joint ventures have occurred at prices which implied production multiples in the range $110-138 per tonne of saleable production.

- In October 1998, Rio Tinto acquired an 80% interest in the Gordonstone mine from ARCO for a consideration estimated at approximately $258 million. Gordonstone is a high quality hard coking coal underground mine in the Bowen Basin, Queensland with a production capacity of approximately 4.2mtpa at that time but also a history of industrial disharmony. This transaction implied a production multiple of approximately $77 per tonne. Since this



acquisition, Gordonstone has been renamed to Kestrel and productivity levels have increased significantly.

- In February 2003, a significant coking coal transaction was completed in Canada. This transaction followed a contested takeover of Fording Inc, a Canadian listed coking coal company, and involved the creation of the Fording Coal Partnership and the Fording Canadian Coal Trust (the Fording transaction). The Fording Coal Partnership involved a complex merger of the coking coal assets of Teck Cominco Ltd, Westshore Terminals Income Fund, Luscar Ltd (jointly owned by Sherritt International Corporation and Ontario Teachers Pension Plan), CONSOL of Canada Inc and Fording Inc to create an international coking coal business with a combined production capacity of approximately 25 Mtpa, which represents approximately 13% of total world coking coal exports. The Fording Coal Partnership is owned 65% by the Fording Canadian Coal Trust and 35% by Teck Cominco Ltd, subject to potential adjustment.

  The Fording transaction provided shareholders in Fording Inc with the option to receive the following consideration: C$35 cash per share subject to a maximum payment of C$1.05 billion (subject to pro ration); or one new unit in the Fording Canadian Coal Trust for every share held in Fording Inc subject to a maximum of 21.4 million units being issued (subject to pro ration); or a combination of cash and units. The transaction is estimated to imply an enterprise value for Fording's coking coal business of approximately C$1,650 million and Fording Canadian Coal Trust's 65% interest in the Fording Coal Partnership of approximately C$1,900-1,950 million, which is estimated to represent the following multiples:

  - production multiple of approximately C$120-125 per annual tonne of prospective production (approximately A$130-140 per tonne);

  - EBITDA multiple from coking coal operations of approximately 8.8 times 2002 earnings and approximately 5.8 times calendar 2003 earnings;

  - EBIT multiple from coking coal operations of approximately 12.0 times 2002 earnings and 7.3 times calendar 2003 earnings.

  The Fording transaction was completed on the basis of a price for the Fording Canadian Coal Trust of C$35 per unit. Since trading commenced, units in the Fording Canadian Coat Trust have traded in the range C$27.60-30.80 per unit. This coincides with the period where coking coal price settlements for 2003 have reportedly declined.

The selected transaction evidence suggests that the implied valuation multiples for Oaky Creek can be considered reasonable. However, the production multiples for Oaky Creek of approximately A$153-167 per tonne of annual production in 2002/03 and A$173-189 per tonne projected in 2003/04 are relatively high. This reflects, in part, the relatively high levels of profitability per annual tonne currently being achieved by Oaky Creek.

8.4.3 NCA Project

A value in the range $700-800 million has been attributed to MIM's 75% interest in the NCA Project as at 1 January 2003. This value incorporates the value of exploration permits adjacent to existing operations.

The NCA Project is a relatively large integrated coal mining business that comprises two operating mines and produces thermal coal and coking coal for both export and domestic markets. The Newlands mine produces approximately 8.5 Mtpa of high quality thermal coal for the export market from open-cut and underground longwall operations. The Collinsville mine produces a total of approximately 5 Mtpa of coking coal for the export market and thermal coal for the export and domestic markets, mined from a multi-pit multi-seam open cut operation. Both mines have limited reserves. However, Newlands has access to substantial coal resources which have the potential to significantly extend the life of the operations if these resources can be successfully converted to reserves and eventually brought into the mine plan. Collinsville also has access to significant underground coal resources although it is considered unlikely that these resources will support the extension of mining operations at Collinsville.



The valuation of MIM's interest in NCA of $700-800 million implies the following valuation multiples:

Value of MIM's interest in the NCA Project			
	MIM share	Implied Valuation Multiples	
	(75%)	Low	High
Saleable production			
- 2000/01	8.05Mt	$87/t	$99/t
- 2001/02	10.03Mt	$70/t	$80/t
- 2002/03 (forecast)	10.52Mt	$67/t	$76/t
- 2003/04 (forecast)	10.59Mt	$66/t	$76/t
EBITDA			
- 2000/01	$128M	5.5	6.3
- 2001/02	$221M	3.2	3.6
- 2002/03 (forecast)	$128M	5.5	6.3
- 2003/04 (forecast)	$132M	5.3	6.1
EBIT			
- 2000/01	$109M	6.4	7.3
- 2001/02	$201M	3.5	4.0
- 2002/03 (forecast)	$110M	6.4	7.3
- 2003/04 (forecast)	$104M	6.7	7.7

Note: Forecasts based on financial model, mid price assumptions.

In Grant Samuel's opinion, the valuation range is reasonable. It represents an overall judgment having regard to the DCF analysis, earnings and cash flow multiples and other factors.

DCF Analysis

The DCF analysis was based on a financial model developed by Grant Samuel on the basis of operating models and long term business plans provided by MIM. The models were reviewed in detail and amended as required by technical specialists, AMC. The model projects nominal ungeared cash flows commencing on 1 January 2003.

Three different planning scenarios were evaluated in detail.

Case 1 was developed as a base case. This scenario is based on AMC's expected production rates and assumes that existing reserves are depleted. The Newlands opencut operations comprising the Main Deposit, Eastern Creek and Suttor Creek mines are expected to mine 15 Mt, 18 Mt and 25 Mt respectively and the Southern and Northern underground mines are expected to mine 17 Mt and 30 Mt respectively. The Collinsville opencut operation is expected to mine 23 Mt of coking and 41 Mt of thermal coal. Under this scenario all underground mining ceases by 2011 and open cut mining ceases by 2013.

Case 2 was developed as an upside case, specifically to capture the benefit of an increase in underground production rates through higher productivity assumptions and the benefit of potential reserve extensions at Newlands (6 Mt at Eastern Creek, 36 Mt at Suttor Creek open-cut, 40 Mt at Suttor Creek underground and 2 Mt at the Northern underground mine) which extends underground mining to 2018 and open-cut mining to 2021. Collinsville is considered by AMC to have limited potential for reserve extensions but an increased mining rate has been applied in this case.

Case 3 was developed as a further upside case, specifically to capture the benefit of even higher underground production rates and the benefit of potential open pit mine life extensions and additional underground developments at Newlands. In particular, life extensions were assumed at Suttor Creek (additional 6 Mt), other areas in the vicinity of Eastern Creek (additional 39 Mt) as well as the potential for an additional underground mine at Suttor Creek (additional 25 Mt). An additional 100 Mt has been included to reflect exploration potential at Newlands. This case also includes an additional 9 Mt at Collinsville.



A summary of Case 1 over the next 5 years is set out as follows:

MIM's 75% Interest in NCA – Case 1						
		6 Months	Year Ending 30 June			
	Unit	2003	2004	2005	2006	2007
Newlands open cut	Mt	1.48	2.12	4.16	4.31	4.31
Newlands underground	Mt	1.83	3.60	3.25	3.21	3.90
Collinsville open cut	Mt	2.12	4.30	4.06	4.06	4.06
Total production (75%)	Mt	5.43	10.02	11.46	11.57	12.27
Coking sales	Mt	1.26	1.77	1.74	1.74	1.70
Thermal sales	Mt	4.23	8.28	9.66	9.88	10.45
Total coal sales (75%)	Mt	5.50	10.04	11.39	11.62	12.19
Revenue	$M	236	427	532	546	585
Operating cashflow	$M	61	118	170	180	198
Capital expenditure	$M	(55)	(125)	(108)	(71)	(29)
Tax	$M	(12)	(13)	(25)	(30)	(38)
Free cashflow	$M	(6)	(20)	36	78	130

Tax has been calculated on the basis of MIM's tax written down value for property plant and equipment of $87 million at 30 June 2002. During the current financial year, MIM restructured and transferred its ownership interests in the NCA Project to a new wholly owned subsidiary, MIM Coal. New tax consolidation legislation became available in July 2002. MIM has advised that this legislation gives rise to a step-up in the tax written down value for the property plant and equipment to the estimated market value by approximately $92 million. This step-up has been taken into account in the DCF analysis. No revenue losses have been incorporated into the DCF model.

The results of the NPV analysis for the three cases are summarised as follows:

MIM's 75% Interest in the NCA Project			
	Discount	Price Scenarios	
	Rate	Low	High
Case 1	9.0%	483	604
	10.0%	458	574
Case 2	9.0%	614	779
	10.0%	573	729
Case 3	9.0%	821	1,047
	10.0%	751	960

The above table encompasses a relatively wide range of potential outcomes. The valuation range adopted reflects a subjective assessment by Grant Samuel. A relatively high probability has been attributed to Cases 2 and 3 reflecting the potential for mine life extensions at Newlands.

Implied Multiples and Transaction Evidence

In Grant Samuel's opinion, the valuation range is reasonable having regard to trading multiples and selected transaction evidence.

There are very few listed thermal/coking coal companies which are directly comparable to the NCA Project and from which meaningful evidence can be inferred. However, the trading multiples indicate that the multiples implied by the valuation range for the NCA Project are reasonable, recognising that the trading multiples are based on sharemarket prices and do not incorporate a premium for control.

There have been various thermal/coking coal transactions in recent years from which transaction evidence can be inferred in terms of implied valuation multiples. Selected relevant transactions are as follows:

- In May 2000, Wesfarmers acquired 100% of the Curragh coking/thermal mine in Queensland for approximately $200 million. Curragh is an open-cut mine with a production capacity of



approximately 4mtpa at that time and total reserves of approximately 160 Mt. This transaction implied a production multiple of approximately $50 per tonne.

- In September 1999, RAG acquired 95% of the Burton coking/weak coking coal mine in Queensland for approximately $195 million. Burton is an open-cut mine with a production capacity of approximately 4mtpa at that time and total reserves of approximately 150 Mt. This transaction implied a production multiple of approximately $51 per tonne.
- In March 2002, Mitsui acquired a 55% interest in the Moura coking/thermal coal mine in Queensland for approximately US$166m (A$310m). Mitsui subsequently on-sold a 51% interest in the mine to Anglo Coal for approximately US$154m (A$290m). Moura is an open-cut mine with a production capacity of approximately 5mtpa with substantial underground resources. This transaction implied a production multiple of approximately $113 per tonne.
- In November 2000, Coal & Allied acquired the Lemington coking/thermal mine in New South Wales for $258 million. The Lemington mine is an open-cut operation with a production capacity of approximately 3.4mtpa. This transaction implied a production multiple of approximately $76 per tonne.
- In May 2000, Anglo American acquired a portfolio of coal assets from Shell Coal for a consideration of approximately US$850 million (approximately A$1,500 million). The assets comprised a number of coking coal and thermal coal mines in Australia including interests in Moranbah North, German Creek, Callide, Drayton, a small open-cut coal mine in Venezuela and some minor other assets. The mines produce a combination of high quality coking coal, export thermal coal, domestic industrial coal and power station coal. In calendar 1999, Shell Coal had attributable coal sales of 17.3 Mt, attributable coal reserves of approximately 600 Mt and generated an EBITDA of US$104.2m. This transaction implied a production multiple of approximately $87 per tonne and an EBITDA multiple of approximately 8.2 times historic earnings.
- In February 2002, Xstrata announced the acquisition of the Australian and South African coal businesses of Glencore International AG for an enterprise value of approximately US$2.5 billion (which included approximately US$505 million of assumed debt and US$73 million of working capital). The Australian coal business was attributed an enterprise value of US$1.0 billion (approximately A$1,885 million) and comprised interests in a number of coal mines in New South Wales with attributable coal production of approximately 20 Mtpa (4 Mt of semi-soft soft coal and 16 Mt of thermal coal). The acquisition of the Australian coal business is estimated to imply a production multiple of A$95 per tonne, an EBITDA multiple of 5.0 times historic earnings and an EBIT multiple of 7.6 times historic earnings.

This transaction evidence suggests that the implied valuation multiples for the NCA Project are reasonable.

8.4.4 Rolleston

A value in the range $150-250 million has been attributed to Rolleston at 1 January 2003.

Rolleston is an export thermal coal development opportunity located in central Queensland. The deposit contains a relatively low ash low energy thermal coal that is suitable for the export market without washing. The mine has open cut coal reserves of 173 Mt which have been identified within a resource base of approximately 599 Mt. Life of mine plans have been prepared for Rolleston based on a multi seam multi pit open cut operation at two different production rates, namely 6 Mtpa and 8 Mtpa. While initial studies focused on a 6 Mtpa operation, following additional feasibility work including mining of a test pit and associated combustion trials with key prospective customers, MIM's current plans are focused on the 8 Mtpa operation.

Development of the mine requires the construction of an additional 100km section of rail infrastructure to connect the mine to the main Blackwater to Gladstone rail line at a total cost estimated at approximately $200-210 million. Total capital costs (excluding rail costs) are estimated at approximately $175 million for a 6 Mtpa operation and a further $75 million to expand to an 8 Mtpa operation. While MIM has announced its intention to proceed with the development of Rolleston, a Mining Lease has not yet been issued.



The valuation of Rolleston has been assessed on a DCF basis by discounting expected future cash flows to a present value at 1 January 2003. The financial model used for this analysis was developed by MIM. A number of different planning scenarios were reviewed and analysed for this purpose. Three cases were developed for valuation purposes. The operating and technical assumptions underpinning the financial model were reviewed by AMC.

Case 1 was developed as a conservative case. It is based on a production rate of 6 Mtpa and total coal mined of 173 Mt, equivalent to existing reserve estimates.

Case 2 is based on a production rate of 8 Mtpa. It assumes that a total of 154 Mt of coal is mined over 20 years, which is less than existing reserves. This reflects MIM's base case intentions to develop Rolleston as an 8 Mtpa operation.

Case 3 was developed as an upside case and is based on a production rate of 8 Mtpa and was developed to capture the full benefit of existing reserves plus the benefit of potential reserve extensions with total coal mined of approximately 245 Mt.

A summary of Case 2 is set out as follows:

Rolleston – Case 2						
			Year Ending 30 June			
	Unit	2004	2005	2006	2007	2008
Total coal sales	Mt	-	3.50	6.00	8.00	8.00
Operating cashflow	$M	-	29	65	90	53
Capital expenditure	$M	(111)	(86)	(51)	(13)	(14)
Tax	$M	-	(7)	(16)	(23)	(12)
Free cashflow	$M	(111)	(64)	(2)	54	27

The valuation analysis has been undertaken on the basis of an average long term FOB price for Rolleston coal in the range A$39-42 per tonne in constant dollars. Rolleston coal is a low energy thermal coal with an energy content of approximately 5,730 kcal/kg (nar) or 6,425 kcal/kg (adb). As such, the price of this coal in export markets will be lower than many other export thermal coals as the market price will be adjusted for the lower energy content of the coal plus various other factors.

The DCF analysis has been undertaken on the basis that all rail infrastructure will be provided and funded by a third party and that third party access charges and haulage charges will apply. The rates for access and haulage that have been incorporated in the analysis are competitive on a cents per tonne kilometer basis, compared to existing rates being incurred by MIM for its other coal operations.

The DCF analysis was carried out over a range of discount rates from 9% to 12%. In Grant Samuel's view, project development and other specific risks are theoretically best taken into account through risk adjusting projected cash flows. However, in practice, many valuations of pre-development projects incorporate project development risks by using higher discount rates. Accordingly, Grant Samuel has taken into account NPVs calculated using a broader range of discount rates, encompassing slightly higher rates than the rates used for valuing MIM's other coal assets.

The results of the DCF analysis for the three cases over the range of discount rates are summarised as follows:

GRANT SAMUEL



Rolleston – NPV Analysis ($M)			
	Discount Rate	Price Scenarios Low	High
Case 1	9%	182	304
	10%	151	260
	11%	125	223
	12%	102	191
Case 2	9%	226	367
	10%	189	317
	11%	158	274
	12%	131	236
Case 3	9%	259	420
	10%	215	358
	11%	178	306
	12%	147	262

The above table encompasses a relatively wide range of potential outcomes for Rolleston. The valuation ranges adopted reflects a subjective assessment by Grant Samuel having regard to the nature of the project and current status. The valuation places a relatively small probability on Case 3 on the basis that potential purchases of Rolleston are unlikely to place a high weight on exploration upside at this stage of its development. The valuation assessment also recognizes that the project is still subject to market risk, given that broad market acceptance of Rolleston coal is not yet certain, and the risk that the project may not reach MIM's planned 8 Mtpa level in the early years of its life.

There are not many comparable transactions from which meaningful transaction evidence can be inferred for Rolleston. However, in January 2003, Wesfarmers announced the sale of the Girrah deposit to Anglo Coal and Mitsui for $82.5 million. The Girrah deposit is an undeveloped coking/thermal coal deposit in the Rangal Coal Measures located in close proximity to the German Creek coal mine, which is owned by Anglo Coal and Mitsui. Mitsui stated that the acquisition of Girrah expanded the reserves base of the German Creek mining complex by approximately 80 Mt, however, it also stated that further feasibility studies were required prior to any development plans being contemplated. This transaction is estimated to imply a value of approximately $1.00 per reserve tonne. The valuation range attributed to Rolleston implies a value of approximately $0.87-1.44 per reserve tonne.

8.4.5 Other Coal Assets

A value in the range $50-60 million has been attributed to MIM's other coal assets. This value incorporates a value of $6-16 million for the Wandoan deposit and $1-2 million for the Pentland coal deposit as assessed by AMC in its report. It also incorporates some value in recognition of the potential benefits and tax savings that would arise through an allocation of some of the MIM group tax losses to earnings generated by MIM's Coal business.

8.5 Mount Isa Mining Operations

8.5.1 Summary

MIM's Mount Isa Mining Operations (comprising Isa Copper, Isa Lead-Zinc and Ernest Henry and associated facilities, including the Townsville copper refinery and BRM) have been valued in the range US$1.425-1.750 billion. At an exchange rate of A$1.00=US$0.60, this equates to an A$ value of A$2.375-2.920 billion. The valuation is summarised below:

MIM – Mount Isa Operations (US$million)		
	Low	High
Mount Isa Copper	900	1,100
Mount Isa Lead/Zinc	300	375
Ernest Henry	225	275
Total	**1,425**	**1,750**



The Mount Isa Operations are amongst Australia's oldest continuous mining businesses. They comprise an integrated operation utilizing significant common infrastructure at Mount Isa and refineries at Townsville and BRM (United Kingdom). The Isa Copper and Lead-Zinc operations rely on very deep underground mines with substantial reserves. The Mount Isa business performed reasonably strongly in the year to 30 June 2002. However, the recent performance has seen a significant deterioration, particularly at the Isa Lead-Zinc operations. The Lead-Zinc business has not been profitable and MIM has announced plans to focus on increasing copper production, including through using some of the Lead-Zinc facilities to process copper. Ernest Henry's recent performance has been strong, with record earnings for the six months to 31 December 2002.

MIM has announced that it is conducting a feasibility study on a potential open pit at Mount Isa, based on the extensive near-surface copper and lead-zinc resources. If successful, the open pit has the potential to transform the operations. However, the studies are only conceptual at this stage and there are significant risks and uncertainties to be resolved before the open pit could be developed. In Grant Samuel's judgment potential acquirers of the operation would attribute relatively little value to the option of open pit mining, given the early stage of the studies and the significant uncertainties still to be resolved.

The earnings multiples implied by Grant Samuel's valuation range are considered reasonable having regard to comparable trading and transaction evidence as set out in Appendix 2. The historical earnings multiples and annualized 2003 earnings multiples are set out below:

Mount Isa Business Unit-Implied Earnings Multiples

	Earnings	Implied Valuation Multiples	
		Low	**High**
Valuation (A$m)		**2,375**	**2,920**
EBITDA			
- 2000/01	449.2	5.3	6.5
- 2001/02	397.5	6.0	7.3
- 2002/03 (annualised)	364.2	6.5	8.0
EBIT			
- 2000/01	279.2	8.5	10.5
- 2001/02	209.9	11.3	13.9
- 2002/03 (annualised)	180.6	13.2	16.2

Note: 2003 annualised is based on the 6 months to 31 December 2002.

8.5.2 Mount Isa Copper

MIM's Mount Isa Copper business has been valued in the range US$900-1,100 million, equating at an exchange rate of A$1.00=US$0.60 to an A$ valuation range of A$1,500-1,835 million.

Mount Isa Copper has a long mine life with medium production costs and extensive resources. The valuation reflects both the value of the current operations and the potential to exploit the copper resource base of approximately 291 million tonnes through an open pit.

The valuation is based on a discounted cash flow analysis of three principal scenarios for the long term development of Mount Isa Copper:

- Scenario A is based on long term production at a rate of 245,000 tpa of refined copper and 45,000 tonnes of copper in concentrate at cash costs of around US$0.51/lb and includes copper refined from Ernest Henry concentrate. It is based on existing reserves for the Enterprise and X41 ore bodies plus an additional 19.6Mt of ore at 2.23% Cu. This additional ore is assumed to be mined as a result of lowering cut-off grades and through the conversion of resources to reserves within the Enterprise ore body. The scenario reflects MIM's current strategic plan for Isa Copper but does not include an open pit;
- Scenario B is similar to Scenario A but includes an additional 0.97 million tonnes of copper concentrate from Ernest Henry (based on the mining of approximately 42 million tonnes of additional resources below the current pit); and
- Scenario C is based on a slightly higher long term production rate of 255,000 tpa of refined copper and 40,000 tonnes of copper in concentrate at cash costs of around US$0.51/lb. This is



based on mining approximately 6 million tonnes of additional ore from extensions to the Enterprise and X41 copper mines.

In addition, a conceptual scenario was considered for a combined copper and lead/zinc open pit. This was based on a case developed by MIM and reviewed by AMC. It is discussed in more detail in section 8.5.4.

Scenarios A, B and C are broadly consistent with the current operations at Mount Isa Copper and have been recommended for valuation purposes by AMC.

The DCF analysis was based on a 17 year mine life for each scenario. The cash flow models were prepared by Grant Samuel based on operating projections prepared by AMC. The models project nominal ungeared cash flows from 1 January 2003 and incorporate an allocation of the benefit of MIM group tax losses based on MIM's forecast earnings for the copper business. Present values were calculated for each of the scenarios for a range of copper prices and discount rates.

The following table summarises projected production and costs for the three scenarios:

Mount Isa Copper – Key Operating Assumptions

	6 Months to 30 June 2003	Year Ending 30 June		Remaining Life of Mine	Total Life of Mine
		2004	2005		
Scenario A					
Refined Copper ('000 tonnes)	122	245	245	2,389	3,001
Copper in concentrate ('000 tonnes)	32	32	90	282	436
Cash cost of production (USc/lb)	50	51	55	50	51
Capital expenditure (A$ millions)	23	72	52	403	549
Scenario B					
Refined Copper ('000 tonnes)	122	245	245	2,638	3,250
Copper in concentrate ('000 tonnes)	32	32	90	282	437
Cash cost of production (USc/lb)	50	51	55	52	52
Capital expenditure (A$ millions)	23	72	52	403	549
Scenario C					
Refined Copper ('000 tonnes)	122	255	255	2,857	3,489
Copper in concentrate ('000 tonnes)	32	22	80	237	372
Cash cost of production (USc/lb)	50	51	54	51	51
Capital expenditure (A$ millions)	23	72	52	418	564

Scenario A assumes a modest increase in refined copper production from 238,000 tonnes of copper for the year ended 30 June 2002 to 245,000 tonnes in 2004. Cash costs increase from US$0.42/lb in 2002 to US$0.55/lb in 2005, primarily as a result of reduced grades. Average cash costs for the life of the project are US$0.51/lb. Capital costs include both sustaining capital and the costs of developing the Enterprise underground mine. Closure and rehabilitation costs of around $100 million are assumed over the life of the project, representing an allocation of the total Mount Isa rehabilitation and closure costs estimated by AMC of around $180 million.

Scenario B is similar to Scenario A but includes the processing of additional copper concentrate from extensions to Ernest Henry.

Scenario C assumes a further increase in refined copper production to 255,000 tonnes at slightly lower cash costs, reflecting improved productivity in mining and smelting.



The following table summarises the results of a discounted cash flow analysis for the scenarios:

Mount Isa Copper – NPV Analysis (US$million)

Scenarios	Discount Rate	Copper Price Scenario		
		Low	Mid	High
Scenario A	9.0%	739	901	1,062
	9.5%	721	880	1,037
	10.0%	705	860	1,013
Scenario B	9.0%	753	924	1,094
	9.5%	735	902	1,068
	10.0%	717	881	1,042
Scenario C	9.0%	811	989	1,164
	9.5%	791	964	1,134
	10.0%	771	939	1,105

Note: Mid prices represent an average of high and low prices.

The following diagram illustrates the sensitivity of calculated value to a range of valuation assumptions. The base case for the sensitivity analysis is Scenario B, assuming the mid-price copper scenario and a discount rate of 10.0%.

Sensitivity Analysis (US$million)

	Sensitivity Range		
	-10%	0%	10%
Operating Costs	1,008	881	753
Capital Costs	899	881	862

Scenario B at 10%

The US$ costs in the cash flow model are estimated by projecting A$ costs and converting at forward rates equal to the spot rate. The following table demonstrates the sensitivity of the analysis to different assumptions regarding the long run A$:US$ exchange rate. The table sets out calculated net present values assuming the mid copper price scenario, a discount rate of 10.0% and a range of long run exchange rates:

US$ / A$ Value Sensitivity (US$million)

Scenario	Exchange Rate		
	0.55	0.60	0.65
Scenario A	960	860	755
Scenario B	983	881	775
Scenario C	1,042	939	832

The sensitivity analysis set out above is intended only to indicate the sensitivity of the calculated NPV to changing one variable. It is not intended to represent the best and worst case scenarios for the business.

Grant Samuel's valuation range is based on the results of the NPV analysis and sensitivity analysis summarised above. The valuation also takes account of the following:

- the operations are based on very deep underground mines, which may be perceived by some potential acquirers as inherently riskier and therefore less attractive. The scenarios developed by AMC assume further productivity improvements in mining and processing. There is a risk that these improvements will not be achieved;
- the operations could potentially exploit significant copper resources not included in the valuation scenarios, through the development of an open pit. However, the open pit is still a conceptual proposal and there are substantial risks and uncertainties; and



- MIM has significant tax losses at a group level. The valuation of the Mount Isa Copper operations incorporates an allocation of the value of these tax losses, having regard to MIM's projected earnings and the expected earnings of Isa Copper.

8.5.3 Mount Isa Lead Zinc

MIM's Mount Isa Lead Zinc business has been valued in the range US$300-375 million, equating at an exchange rate of A$1.00=US$0.60 to an A$ valuation range of A$500-625 million.

Mount Isa Lead Zinc has a long mine life with medium production costs and substantial resources. The valuation reflects both the value of the current operations and the potential to exploit the resource base of approximately 287 million tonnes of lead/zinc through an open pit.

The valuation is based on a discounted cash flow analysis of two principal scenarios for the long term development of Mount Isa Lead Zinc:

- Scenario A is based on long term production at a rate of 173,000 tpa of lead and 285,000 tpa of zinc at cash costs of around US$0.30/lb of zinc; and
- Scenario B is based on long term production at a rate of 187,000 tpa of lead and 297,000 tpa of zinc at cash costs of US$0.29/lb of zinc. The increased lead production is based primarily on higher smelter production.

Scenario A is broadly consistent with the current operations at Mount Isa Lead Zinc and has been recommended for valuation purposes by AMC. It assumes the mining of existing reserves plus an additional 22.0 Mt at 4.4% Pb and 8.5% Zn, primarily from extensions to the George Fisher ore body. Scenario B assumes an additional 14 million tonnes of ore, from further extensions to George Fisher at higher grades of 5.2% Pb and 9.2% Zn. Neither Scenario incorporates an open pit.

The DCF analysis was based on a mine life of 19 years for Scenario A and 22 years for Scenario B. The cash flow models were prepared by Grant Samuel based on operating projections prepared by AMC for each of the scenarios. The models project nominal ungeared cash flows from 1 January 2003. Present values were calculated for each of the scenarios for a range of lead and zinc prices and discount rates.

The following table summarises projected production and costs for each of the two scenarios:

Mount Isa Lead Zinc – Key Operating Assumptions

	6 Months to 30 June 2003	Year Ending 30 June		Remaining Life of Mine	Total Life of Mine
		2004	2005		
Scenario A					
Lead ('000 tonnes)	67	173	173	2,941	3,354
Zinc ('000 tonnes)	133	256	285	3,934	4,609
Cash cost of production (USc/lb	32	26	27	31	30
Capital expenditure (A$ millions)	20	52	65	361	497
Scenario B					
Lead ('000 tonnes)	94	187	187	3,740	4,208
Zinc ('000 tonnes)	133	256	297	4,994	5,680
Cash cost of production (USc/lb	28	27	25	29	29
Capital expenditure (A$ millions)	20	52	66	460	597

Scenario A involves an increase in production of lead from 160,400 tonnes in 2002 to 173,000 tonnes in 2004. Zinc production is assumed to increase from 189,500 tonnes in 2002 to 285,000 tonnes by 2005. This increase is based on an assumption that there will be no repetition of the recent hanging wall failures at George Fisher. Capital costs include both sustaining capital and development capital for George Fisher. The scenario assumes rehabilitation and closure costs of approximately $80 million, representing an allocation of the total Mount Isa rehabilitation and closure costs estimated by AMC of around $180 million.



Scenario B assumes further increases in lead production to 187,000 tonnes per annum, primarily as a result of increased recoveries from the lead smelter. Zinc production is initially the same as for Scenario A but increases slightly to 297,000 tonnes in 2005 as a result of increased productivity in mining and higher grades.

The following table summarises the results of a discounted cash flow analysis for the two scenarios:

Mount Isa Lead Zinc – NPV Analysis (US$million)				
Scenarios	Discount Rate	Lead/Zinc Price Scenario		
		Low	Mid	High
Scenario A	9.0%	232	357	479
	9.5%	228	348	466
	10.0%	223	339	454
Scenario B	9.0%	328	470	612
	9.5%	319	456	592
	10.0%	309	442	574

Note: Mid prices represent an average of high and low prices.

Grant Samuel's valuation range is based on the results of the NPV analysis summarised above. The valuation also takes account of:

- the recent poor operating and earnings performance of the business;
- the prolonged downturn in the lead/zinc markets and Grant Samuel's judgment that there would be relatively few acquirers of the Lead-Zinc operation; and
- the potential of the lead/zinc resources in the proposed open pit, having regard to the significant risks and uncertainties associated with an open pit.

8.5.4 Open Pit

A conceptual scenario was developed by MIM to assess the potential additional value that could be realised through the development of an open pit at Mount Isa. It compares the current base case models for Isa Copper and Isa Lead/Zinc with a combined open pit operation to assess the incremental value created by an open pit. The scenario reflects very early stage conceptual analysis. It is based on very broad estimates of capital costs and production and should be viewed as no more than indicative.

The key incremental production and capital cost parameters for the open pit scenario are summarised as follows:

Open Pit – Key Operating Assumptions	
Year ended 30 June	Total Life of Mine
Copper ('000 tonnes)	2,038
Lead ('000 tonnes)	3,132
Zinc ('000 tonnes)	2,339
Capital expenditure (A$ millions)	1,447

The MIM model has been adjusted to adopt commodity prices and exchange rate assumptions similar to those used by Grant Samuel. At a 10% discount rate, the model indicates incremental NPV's for an open pit in the range A$200-400 million, based on a total estimated capital cost of almost A$1.5 billion over the life of the mine.

There are a number of issues to resolve in progressing the current conceptual status of the open pit, including:

- the impact of an open pit on existing underground and surface assets;
- the impact of an open pit on environmental and rehabilitation obligations;



- the staging of development and timing of capital expenditure;
- the size and location of new processing facilities;
- the development of an efficient processing route to treat the relatively complex mineralisation; and
- the potential impact on the market supply/demand balance of the additional lead/zinc production quantities.

An assessment of the effect on current value of these uncertainties is essentially subjective. Grant Samuel's valuation of the Mount Isa Operations reflects a judgment that potential acquirers of the operation would attribute relatively little value to the option of open pit mining as a result of:

- the substantial uncertainties and risks associated with the development of an open pit;
- the uncertainty associated with the capital and operating cost estimates. Small changes to these estimates could materially impact on the value of an open pit; and
- there is no guarantee that an open pit will be developed at all.

8.5.5 Ernest Henry

Ernest Henry has been valued in the range US$225-275 million equating at an exchange rate of A$1.00=US$0.60 to an A$ valuation range of A$375-460 million.

Ernest Henry has a relatively short remaining mine life. The valuation reflects both the value of the current operations and the potential to exploit the resource base of approximately 126 million tonnes, through deepening the open pit or accessing the resources through underground mining methods.

The valuation is based on a discounted cash flow analysis of three scenarios for the long term development of Ernest Henry:

- Scenario A is based on the current pit outline with production increasing from 104,000 tonnes of copper in concentrate and 132,000 ounces of gold for the year ended 30 June 2002 to a rate of around 120,000 tpa of copper and 150,000 ounces of gold in 2005. Recovery rates of 89.2% of copper and 68.9% of gold are assumed;
- Scenario B is based on mining of approximately 42 million tonnes of additional resources below the current ore reserves, consisting of 37 million tonnes of open pittable resources and 5 million tonnes of resources to be accessed from underground. This extends the mine life by approximately 4 years and results in increased production in total of approximately 1 million tonnes of copper and 0.5 million ounces of gold over the life of the mine; and
- Scenario C is based on improved recoveries to 91.3% of copper and 76.2% for gold.

Scenario A, B and C are broadly consistent with the current operations at Ernest Henry and have been recommended for valuation purposes by AMC.

The DCF analysis was based on a mine life of 9 years for Scenario A and 13 years for Scenarios B and C. The cash flow models were prepared by Grant Samuel based on operating projections prepared by AMC. The models project nominal ungeared cash flows from 1 January 2003. Present values were calculated for each of the scenarios for a range of copper and gold prices and discount rates.



The following table summarises projected production and costs for the three scenarios:

Ernest Henry – Key Operating Assumptions					
	6 Months to 30 June 2003	Year ending 30 June			
		2004	2005	Remaining Life of Mine	Total Life of Mine
Scenario A					
Copper ('000 tonnes)	53	89	119	509	770
Gold ('000 ounces)	69	121	133	623	946
Cash cost of production (USc/lb)	51	61	51	55	54
Capital expenditure (A$ millions)	7	12	7	24	50
Scenario B					
Copper ('000 tonnes)	56	89	119	773	1,034
Gold ('000 ounces)	69	121	133	982	1,304
Cash cost of production (USc/lb)	51	61	51	55	54
Capital expenditure (A$ millions)	7	12	7	33	59
Scenario C					
Copper ('000 tonnes)	53	90	120	794	1,057
Gold ('000 ounces)	69	128	140	1,103	1,440
Cash cost of production (USc/lb)	51	60	49	55	54
Capital expenditure (A$ millions)	7	12	7	33	59

Note: 2003 is the 6 months to 30 June 2003

Cash costs increase from less than US$0.40/lb in the six months to 31 December 2002 to average US$0.54/lb of copper over the life of the mine due to lower copper and gold grades. Capital costs are at sustaining levels. Closure and rehabilitation costs totaling $29 million over the life of the mine are assumed.

The following table summarises the results of a discounted cash flow analysis for the three scenarios:

Ernest Henry – NPV Analysis (US$million)				
Scenarios	Discount Rate	Copper Price Scenario		
		Low	Mid	High
Scenario A	9.0%	178	219	259
	9.5%	176	216	255
	10.0%	173	213	251
Scenario B	9.0%	192	241	290
	9.5%	188	237	284
	10.0%	185	232	279
Scenario C	9.0%	222	273	322
	9.5%	218	267	316
	10.0%	214	262	310

Note: Mid prices represent an average of high and low prices.

Grant Samuel's valuation range is based on the results of the NPV analysis summarised above. The valuation takes account of:

- the recent strong operating and earning performance of the business; and
- the potential to exploit the resources below the current pit outline.



8.6 Other Metalliferous Assets

8.6.1 Alumbrera

MIM's 50% interest in Alumbrera has been valued in the range US$360-400 million, equating at an exchange rate of A$1.00=US$0.60 to an A$ valuation range of A$600-670 million:

MIM – Alumbrera Interest (US$million)		
	Low	High
Value of 100% of Alumbrera (excluding project net debt)	900	980
Project net debt	(180)	(180)
Value of 100% of project equity	720	800
Value of MIM's 50% share in Alumbrera	**360**	**400**

The valuation takes into account Alumbrera project net debt. Alumbrera has a relatively short mine life with very low production costs as a result of its significant gold production, but limited potential to extend the life of the operation. The valuation is consistent with recent transaction evidence as to the value of Alumbrera.

The valuation is based on a discounted cash flow analysis of a scenario for Alumbrera based on 11 years of production at an average rate of around 190,000 tpa of copper and 550,000 ounces of gold.

The scenario has been developed by AMC and is broadly consistent with the current operations at Alumbrera. It has been recommended for valuation purposes by AMC.

The DCF analysis was based on a cash flow model prepared by Grant Samuel based on operating projections prepared by AMC. The model projects nominal ungeared cash flows from 1 January 2003. Present values were calculated for a range of copper prices and discount rates.

The following table summarises projected production and costs for the scenario:

Alumbrera – Key Operating Assumptions					
	6 Months to 30 June 2003	Year Ending 30 June		Remaining Life of Mine	Total Life of Mine
		2004	2005		
Copper ('000 tonnes)	100	202	181	1,348	1,832
Gold ('000 ounces)	295	652	521	3,520	4,989
Cash cost of production (USc/lb)	26	19	28	32	30
Capital expenditure (US$ millions)	24	21	17	61	122

Note: 2003 is the 6 months to 30 June 2003

The scenario includes mining of around 40Mt of resources in addition to reserves based on an optimized pit. These resources are at grades of 0.44% copper and 0.41g/t gold.

The following table summarises the results of a discounted cash flow analysis for the scenario for 100% of Alumbrera:

Alumbrera – NPV Analysis (US$million)				
Scenarios	Discount Rate	Copper Price Scenario		
		Low	Mid	High
Scenario	9.0%	841	930	1,019
	9.5%	825	912	999
	10.0%	810	894	979

Note: Mid prices represent an average of high and low prices.



Grant Samuel's valuation range is based on the results of the NPV analysis summarised above. The valuation also takes into account:

- Rio Tinto and BHP Billiton recently announced divestments of separate 25% interests in Alumbrera, each for US$180 million. These transactions imply a value for MIM's 50% interest of US$360 million; and
- MIM is the manager of the project and has certain rights under the shareholders' agreement.

8.6.2 McArthur River

MIM's 75% interest in McArthur River has been valued in the range US$80-100 million, equating at an exchange rate of A$1.00=US$0.60 to an A$ valuation range of A$140-160 million.

McArthur River has a long mine life but currently operates at high production costs. It has significant resources with the potential to support a major expansion in production volumes. The valuation reflects both the value of the current operations and the potential to exploit the resource base of approximately 125 million tonnes. MIM is examining the feasibility of developing of an open pit mining operation in conjunction with the introduction of on-site zinc production through use of MIM's hydro-metallurgical Albion process. The value of MIM's Albion process is incorporated in the valuation of McArthur River and has not been separately valued by AMC in its assessment of the value of MIM's technology assets.

The valuation is based on a discounted cash flow analysis of two principal scenarios for the long term development of McArthur:

- Scenario A essentially assumes the continuation of current underground mining operations at a mining rate of 1.6 Mtpa, to produce a bulk lead/zinc concentrate;
- Scenario B assumes that the operation moves to open pit mining in 2007. The open pit mine produces 4.8 Mtpa of ore for more than 20 years, with on site metal production through the Albion process.

Scenario A is broadly consistent with the current operations at McArthur River, although it does assume increased productivity and lower costs as the operation focuses on open stoping rather than room and pillar mining. Scenario B is based on a scoping study and preliminary feasibility study work performed by MIM.

The DCF analysis was based on a 30 year model for Scenario A and a 25 year model for Scenario B. The cash flow models were prepared by Grant Samuel based on operating projections prepared by AMC. The models project nominal ungeared cash flows from 1 January 2003. Present values were calculated for each of the scenarios for a range of lead and zinc prices and discount rates.



The following table summarises projected production and costs for each of the two scenarios:

McArthur – Key Operating Assumptions

	6 Months to 30 June 2003	Year Ending 30 June 2004	Year Ending 30 June 2005	Remaining Life of Mine	Total Life of Mine
Scenario A					
Ore treated	1,400	1,400	1,400	39,200	43,400
Payable zinc ('000 tonnes)	130	126	126	3,525	3,907
Payable lead ('000 tonnes)	25	24	24	664	736
Cash cost of production (USc/lb zn)	0.35	0.36	0.36	0.36	0.36
Capital expenditure (A$ millions)	19	15	23	150	206
Scenario B					
Ore treated	1,500	1,600	1,600	104,370	109,070
Payable zinc in cons ('000 tonnes)	138	142	142	126	548
Zinc metal produced ('000 tonnes)				9,529	9,529
Cash cost of production (USc/lb zn)	0.34	0.35	0.36	0.17	0.18
Capital expenditure (A$ millions)	23	257	560	532	1,372

Capital expenditure for Scenario A is principally sustaining capital. Capital expenditure for Scenario B includes the capital costs of the pit pre-strip and costs associated with upgrading the treatment plant to allow for on-site metal production. The capital costs for Scenario B do not include any costs for a new power station, which will be required to satisfy the significantly expanded power requirements of a large open pit mine with on-site metal production. It is assumed that the power station will be built, owned and operated by a third party that will sell power to the mine.

The following table summarises the results of a discounted cash flow analysis for the two scenarios:

McArthur River – NPV Analysis (US$million)

Scenarios	Discount Rate	Lead/Zinc Price Scenario: Low	Mid	High
Scenario A	9.0%	7	42	72
	10.0%	6	39	65
Scenario B	9.0%	576	686	805
	10.0%	473	580	687

Note: Mid prices represent an average of high and low prices.

Given the high cost nature of the McArthur River underground mining operations, calculated values for Scenario A are highly sensitive to movements in zinc and lead price assumptions. On the basis of conservative lead and zinc price assumptions, the current operations have limited value.

The NPV analysis suggests that an open pit development with on-site metal production has the potential to generate substantial value. However, caution needs to be exercised in assessing the extent to which this potential should be reflected in a current valuation of McArthur River:

- while the Albion process has operated continuously and produced zinc metal in a pilot plant, there are risks associated with the scale-up to a commercial plant;
- an open pit mine of the scale contemplated, together with on site metal production, will require substantially more power than is available to the current operation. The gas source that supports the current power station can not provide the additional gas for the significantly larger power station that would be required. MIM has considered the feasibility of a coal fired power station. Alternatively, a larger gas fired power station could be installed if Timor Sea gas, PNG gas or some other gas source became available;

[1] Zinc cash cost of production for Scenario A is after credits for lead and silver production and assumes a real long run lead price of US$0.225/lb.



- there are significant environmental issues associated with the mining of the open pit, which would involve the damming of the Glyde River and the diversion of the McArthur River. MIM has not yet received the necessary approvals; and

- the NPV analysis assumes that MIM's low cost on-site metal production would have no impact on the overall zinc market. In reality, it is likely that, over time, other zinc producers would implement hydro-metallurgical treatment processes and the industry cost curve would shift downwards, reducing the cash margins earned by McArthur River. The timing and extent of this margin reduction are difficult to predict with any confidence.

Assessment of the impact on value of these uncertainties is essentially subjective. Grant Samuel's valuation of McArthur River reflects a judgment that potential acquirers of the operation would attribute relatively little value to the option of open pit mining and on-site metal production until these uncertainties are substantially resolved.

8.6.3 Ravenswood

Grant Samuel has valued the Ravenswood gold mining operations in the range $40-50 million.

The valuation reflects Ravenswood's significant, although low-grade, reserve base and the recent performance of the operation, which has not achieved projected costs or production rates.

The valuation is based on a discounted cash flow analysis of two principal scenarios for the Ravenswood operations:

- Scenario A assumes the continuation of current open pit mining operations to support mill throughput of approximately 5 Mtpa, for total gold production over seven years of approximately 1.2 Moz. It is assumed that the Mt Wright underground resource proves uneconomic;

- Scenario B assumes that underground mining of the Mt Wright resource commences in 2005, boosting total gold production over seven years to 1.8 Moz.

The DCF analysis was based on operating projections prepared by AMC. The models project nominal ungeared cash flows from 1 January 2003. Present values were calculated for each of the scenarios for a range of gold prices and discount rates.

The following table summarises the results of a discounted cash flow analysis for the two scenarios:

Ravenswood – NPV Analysis (A$million)				
Scenarios	Discount Rate	Gold Price Scenario		
		US$325	US$330	US$335
Scenario A	9.0%	12	20	27
	10.0%	10	18	25
Scenario B	9.0%	74	81	89
	10.0%	68	75	83

Ravenswood is projected to operate at relatively high cash costs of production. Accordingly, calculated NPV's are highly sensitive to small changes in a variety of assumptions. In particular, changes in head grade assumptions have a significant impact on calculated value. An increase in the head grade by 0.1g/t increases calculated values for Scenario A by approximately $30 million. The head grade is sensitive both to ore grade and the effectiveness of the beneficiation process. The recent performance of the mining operation means that it is difficult to make confident assumptions regarding future head grade. Grant Samuel's valuation range of $40-50 million reflects Ravenswood's recent operating performance and the significant uncertainty associated with projections based on underground mining of the inferred resource at Mt Wright.



8.7 Other Assets and Liabilities

8.7.1 Exploration and Technology

AMC has valued MIM's exploration and technology assets. Grant Samuel has adopted a value range of $130-185 million for MIM's exploration and technology assets based on AMC's valuation as follows:

MIM – Exploration and Technology (A$million)		
	Low	**High**
Exploration	44	66
Technology	87	122
Total	131	188
Total rounded for valuation	**130**	**185**

Technology assets include the ISA Process which generates earnings of approximately $10 million per annum.

8.7.2 Discontinued Operations

Grant Samuel has attributed a liability of $80-90 million to the discontinued operations based on MIM's estimate of the closure costs. MIM has announced that it has made a provision for closure costs for Avonmouth of £29 million (A$80 million), but management is confident that the actual cash cost will be less than the provision announced. The closure costs at Wakefield are estimated at around $12 million. The estimated closure costs for the number 2 refinery at BRM of around A$10 million are expected by MIM to be offset by inventory and other working capital reductions.

8.7.3 Hedge Book

The mark to market value of MIM's hedge book has been estimated by MIM on a pre-tax basis as a net liability of $286 million as at 31 March 2003. This includes the estimated losses for the three months to 31 March 2003. An after-tax value in the range $(260)-(230) million has been attributed to the hedge book, taking into account a tax rate of 30% and the quantum of MIM's carried forward tax losses.

8.7.4 Corporate Overheads and Synergies

MIM's corporate overheads for the 2003 financial year are expected to be around $60 million. This includes approximately $20 million of shared services costs which are recharged to each of the operating businesses and are incorporated in Grant Samuel's valuations of those assets. It also includes earnings from the cattle properties owned by MIM.

In Grant Samuel's view, it is reasonable to assume that a potential purchaser of MIM could make substantial savings, reflecting the synergies that should be available to an acquirer that already has well developed management and administrative infrastructure, leaving residual costs of approximately $20 million per annum. This represents senior management costs, finance and administration staff, and other costs that have not already been incorporated through the allocation of shared services costs to each of the businesses. The residual amount of $20 million has been capitalized in the range $200-220 million, having regard to the nature of the company's portfolio of businesses, the expected lives of the various operations, MIM's tax position and the risk profile of the head office costs.

In Grant Samuel's view, it is not appropriate to incorporate in the valuation cost savings and other synergies unless they are generally available to more than one acquirer.

8.7.5 Net Borrowings

MIM's share of net borrowings for valuation purposes (excluding Alumbrera project debt) is estimated at A$1,302 million as follows:



MIM – Net Borrowings at 31 December 2002	US$m	A$m
US$ borrowings	(668)	(1,113)
US$ cash	11	18
A$ borrowings (includes silver financing)		(208)
A$ cash		25
MIM share of net debt at 31 December 2003		**1,278**
Interim 2003 dividend		(25)
Net borrowings for valuation purposes		**1,302**

Note: A small component of the A$ debt and cash is denominated in GBP.

US$ denominated debt and cash has been converted to Australian dollars at the spot rate of US$:A$=0.60.



9 Evaluation of the Offer

9.1 Summary

In Grant Samuel's view the Xstrata Offer is fair. Grant Samuel has valued MIM in the range $1.70–2.24 per share. The valuation represents the full underlying value of MIM's business operations and includes a premium for control. The valuation reflects the current and projected performance of MIM and takes into account the significant growth potential at a number of operations. The value of the consideration offered under the Xstrata Offer is $1.72 cash per share. While this is near the bottom end of the valuation range of $1.70-2.24 per share, it is still fair.

MIM has conducted a comprehensive process to seek alternative offers for the company. Potential alternative acquirers have had ample opportunity to make competing offers for MIM. The alternative offers made to MIM have not, in the view of the MIM Board, represented superior value.

The Xstrata Offer is around 40% higher than MIM's share price in the days leading up to 21 November 2002, when MIM announced that it had been approached by Xstrata. Grant Samuel expects that, given current market conditions, in the absence of the Xstrata Offer or an alternative proposal MIM shares would trade at prices significantly below the Xstrata Offer price.

Accordingly, Grant Samuel has concluded that the Xstrata Offer is in the best interests of MIM shareholders.

9.2 The Xstrata Offer is Fair

MIM has been valued in the range $1.70-2.24 per share. The Xstrata Offer of $1.72 cash per share is near the bottom end of the range but is still fair.

Grant Samuel's valuation range of $1.70-2.24 per share is based on a valuation of MIM as at the date of this report. This includes an assessment of the current value of a number of potential growth opportunities, including:

- expansions to MIM's coal operations, including the Rolleston coal project;
- expansions to MIM's copper and lead-zinc operations at Mount Isa through the development of an open pit; and
- the production of metal on-site at McArthur River using MIM's proprietary Albion process.

These projects are at various stages of development. The valuation involves judgments regarding potential incremental value and project development risks.

The future value of MIM will almost certainly be different from the current value, perhaps materially, depending on the resolution of the various risks associated with MIM's growth opportunities, and on future commodity prices, exchange rates and economic conditions. However, the possible future value of MIM is not relevant to the assessment of the Xstrata Offer. Rather, the assessment involves a comparison of the Xstrata Offer price with the current value of MIM.

9.3 Alternatives

Following the unsolicited approach by Xstrata announced on 21 November 2002, MIM and its advisers undertook an extensive process to seek alternative offers for MIM. This included making approaches to all relevant mining companies and offering to provide access to detailed information regarding the company.

MIM and its advisers also reviewed alternative transaction structures including demergers, trade sales, IPO's and joint ventures of parts of its business. It was recognised that separate sales of the various individual business units could attract many more buyers than a sale of the whole company. However, a piecemeal sale ran the risk of MIM being left with businesses that were not optimal for a separate listed entity having regard to expected funding and earnings projections. It also raised tax and transaction cost issues.



A number of parties conducted detailed due diligence on MIM or on certain businesses of MIM. Both formal and informal proposals were made to and considered by MIM. None of these proposals involved a cash offer for all of MIM. None would have delivered with certainty value superior to the Xstrata Offer. The MIM board formed the view that none of these proposals was as attractive as the Xstrata Offer, having regard to issues including the value of the consideration offered and certainty of completion. There remains an opportunity for interested parties to make superior offers prior to the shareholders' vote on the Xstrata Offer.

9.4 Advantages and Disadvantages for Shareholders

An overall conclusion as to whether the Xstrata Offer is in shareholders' best interests needs to consider the advantages and disadvantages for shareholders. The factors suggesting that acceptance of the Xstrata Offer is in shareholders' best interests are, in Grant Samuel's view, compelling:

- the Xstrata Offer price of $1.72, while near the bottom end of Grant Samuel's valuation range for MIM of $1.70-2.24 per share, is fair;
- MIM has conducted a comprehensive sales process over more than 4 months to encourage a higher offer from a competing bidder. No superior offer has emerged. In any event, there is still scope for a competing bidder to emerge;
- The Xstrata Offer price represents a substantial premium to the MIM share price immediately prior to MIM's original announcement that an approach had been made by Xstrata. Trading in MIM shares since that announcement appears to have been influenced by the market's perception of the likelihood that MIM would complete a transaction with Xstrata. In Grant Samuel's view, in the absence of the Xstrata Offer or an alternative proposal MIM shares are likely to trade at a significant discount to the Xstrata Offer price; and
- the earnings of MIM are intrinsically volatile and there is a risk, arguably material, that MIM will not be able to sustain the earnings improvement achieved in the 2002 financial year.

On the other hand:

- by accepting the Xstrata Offer, MIM shareholders will be giving up the potential to share in the additional value that could be generated by MIM in the medium term through the successful development of a number of projects; and
- it could be argued that the Xstrata Offer has been made in the context of depressed world economic and capital markets conditions, and that greater value could be realised in a more favourable environment.

The valuation of MIM involves a variety of subjective judgments. Alternative valuation judgments could reasonably be made. However, in Grant Samuel's view, even if shareholders took a more optimistic view on the value of MIM, there would be good reasons to vote in favour of the Xstrata Offer in the absence of a higher offer.

The ultimate judgment for MIM shareholders is whether to vote in favour of the Xstrata Offer or to reject the Xstrata Offer in the expectation that a price higher than $1.72 could be realised in the near term. In Grant Samuel's view, it is likely that, on the basis of current market conditions, in the absence of the Xstrata Offer or an alternative proposal MIM shares would trade at prices significantly lower than $1.72 in the short term. It is possible that MIM shares could ultimately trade at prices higher than $1.72 if MIM is able to successfully exploit its growth opportunities, but this would probably only be in the medium to longer term. Moreover, there can be no assurance that such a share price would be achieved. There can be no guarantee that MIM's performance or the external environment will materially improve, and there is at least a possibility that they will deteriorate. In Grant Samuel's view the balance of risks is such that shareholders are clearly better off voting in favour of the Xstrata Offer. Accordingly, Grant Samuel has concluded that the Xstrata Offer is in the best interests of MIM shareholders.



9.5 Shareholder Issues

Voting for or against the Xstrata Offer are matters for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action they should take in relation to the Xstrata Offer should consult their own professional adviser.



10 Qualifications, Declarations and Consents

10.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructurings and financial matters generally), property advisory services and manages private equity and property development funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 270 public expert and appraisal reports.

The Grant Samuel directors primarily responsible for this report are Robert Johanson BA LLM MBA, Stephen Cooper BCom (Hons) CA(SA) ACMA and John Morrison BE(Hons) MBA MAusIMM. Each has a significant number of years experience in relevant corporate advisory matters. Cameron Stewart BCom LLB, Atagün Bensan BSc (Hons) LLB and Scott Kirkby BCom LLB assisted in the preparation of the report. Each of the above is an authorized representative of Grant Samuel pursuant to its Dealer's Representative Licence held under Part 7.3 of the Corporations Act.

10.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Xstrata Offer is in the best interests of MIM shareholders. Grant Samuel expressly disclaims any liability to any MIM shareholder who relies or purports to rely on the report for any other purpose and to any other party (including Xstrata, Xstrata shareholders and Xstrata financiers) who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Explanatory Booklet and has not verified or approved any of the contents of Explanatory Booklet. Grant Samuel does not accept any responsibility for the contents of the Explanatory Booklet (except for this report).

10.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with MIM or Xstrata that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Xstrata Offer.

Grant Samuel had no part in the formulation of the Xstrata Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee of $1,000,000 for the preparation of this report. This fee is not contingent on the outcome of the Xstrata Offer. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by ASIC.

10.4 Declarations

MIM has agreed that, to the extent permitted by law, it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of any negligence, wilful misconduct or breach of law. MIM has also agreed to indemnify Grant Samuel and its employees and officers for time incurred and any costs in relation to any inquiry or proceeding



initiated by any person. Where Grant Samuel or its employees and officers are found liable for or guilty of negligence, wilful misconduct or breach of law Grant Samuel shall reimburse such costs.

Advanced drafts of this report was provided to senior management and directors of MIM and its financial and legal advisors. Certain changes were made to this report as a result of the circulation of the draft reports. There were no alterations to the approach, methodology or conclusions as a result of circulating the draft reports.

After Grant Samuel had provided MIM with its opinion, MIM provided updated information to Grant Samuel's technical expert, AMC, regarding the Ernest Henry operation and to Grant Samuel regarding MIM's estimated tax losses at 31 December 2003. Following a review by Grant Samuel and AMC of this information, Grant Samuel formed the view that there was no need for Grant Samuel to revise its valuation of Ernest Henry, the Mount Isa mining operation or MIM in total. There was no change to Grant Samuel's conclusions or recommendations to shareholders

10.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Explanatory Booklet to be sent to MIM shareholders in relation to the Xstrata Offer. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

10.6 Other

The opinion is made at the date of this report and reflects circumstances and conditions as at that date. Shareholders who are in doubt as to the action they should take should consult their own independent professional adviser.

The accompanying letter dated 29 April 2003 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates



Appendix 1

Selection of Discount Rate

1 Overview

Discount rates of 9.0-10.0% have been selected by Grant Samuel to apply to the forecast nominal ungeared after-tax cash flows for MIM's major businesses.

Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgment. The valuation of an asset or business involves judgments about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory that can be used to support that judgment. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no "correct" discount rate. Despite the growing acceptance and application of various theoretical models it is Grant Samuel's experience that many companies rely on less sophisticated approaches. Many businesses use relatively arbitrary "hurdle rates" which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Grant Samuel considers the rates adopted to be reasonable discount rates that acquirers would use irrespective of the outcome or shortcomings of applying any particular theoretical model. The discount rates adopted are consistent with Grant Samuel's assumptions regarding future inflation.

The discount rates that Grant Samuel has adopted are reasonable relative to the rates derived from theoretical models. The discount rates represent an estimate of the weighted average cost of capital ("WACC") appropriate for these assets. Grant Samuel has calculated a WACC based on a weighted average of the cost of debt and the cost of equity. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC. These are:

- cost of equity;
- cost of debt; and
- debt/equity mix.

The cost of equity was derived from application of the Capital Asset Pricing Model ("CAPM") methodology. The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models that utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rate calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model. For example:

- the estimation of relevant variables (such as risk premium and beta) is subject to significant statistical error;
- the model is typically based on expectations and merely uses historical data as a proxy for expectations; and
- there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a "classical" tax system. Australia's system of dividend imputation has a significant impact on the measurement of net returns to investors.

The cost of debt was determined by reference to the pricing implied by the debt markets in Australia. The cost of debt represents expected future returns required by debt providers. In determining an appropriate cost of debt over this forecast period, regard was had to debt ratings of comparable companies.



Selection of an appropriate debt/equity mix is a matter of judgment. The debt/equity mix represents an appropriate level of gearing for the operations over the forecast period. The relevant proportions of debt and equity have been determined after having regard to the financial gearing of the industry in general and comparable companies and judgments as to the appropriate level of gearing considering the nature and quality of the cash flow stream.

The following sections set out the basis for Grant Samuel's determination of the discount rates for MIM's businesses. In addition, the major issues which limit the accuracy and reliability of the estimates are discussed.

2 Cost of Equity Capital

The CAPM Model and its Limitations

The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. The rate of return required by equity investors represents the cost of equity of a company and is therefore the relevant measure for estimating a company's weighted average cost of capital. CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as US government bonds). This premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general.

The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company of business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk.

However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that return from an investment or business operation will vary with market returns in general. If returns on an investment were expected to be completely correlated with return on the market in general, the return required on the investment would be equal to the return required from the market in general (ie the risk free rate plus the market risk premium).

CAPM postulated that the return required on investments or assets can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involved zero systematic risk would be equal to the risk free rate.

The formula for deriving the discount rate using CAPM is as follows:

$$Re = Rf + Beta\ (Rm - Rf)$$

Where:

Re	is the discount rate for equity capital;
Rf	is the risk free rate;
Beta	is the beta factor;
Rm	is the expected market return; and
Rm-Rf	is the market risk premium

The beta for a company or business operation is normally estimated by observing the historical relationship between return from the company or comparable companies and return from the market in general. The market



risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The model, while simple, is based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

(i) Risk-Free Rate

Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year). There is no official "risk fee" rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, the long term Commonwealth Government Bond rate is used as a substitute in Australia and medium to long term Treasury Bond rates are used in the US. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than ten years. In the US, there are deeper markets for longer term bonds. The 30 year rate is a widely used benchmark. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly the ten year rate is the standard benchmark used in practice.

Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term, and therefore lower, bond rates should be used in determining the discount rate for these assets. While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In any event, the impact on valuation would usually be trivial.

In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

(ii) Risk Premium

The risk premium $(R_m - R_f)$ represents the "extra" return that investors require to invest in equity securities as a whole over risk free investments. This is an "ex-ante" concept. It is the expected premium and as such it is not an observable phenomenon. The historical premium is therefore used as a proxy measure. The premium earned historically by equity investments is calculated over a time period of several years.

In the United States, it is generally believed that the premium is in the order of 5-6%. Australian studies have been more limited but indicate that the long run average premium has been in the order of 8% measured over more than 100 years of data[1]. The 8% figure was based on an arithmetic average. The geometric average is in the order of 6%. Even an estimate based over a very long period such as 100 years is subject to significant statistical error. Given the volatility of equity market returns it is only possible to state that the "true" figure lies within a range of approximately 2%-10% at a 95% confidence level (using the geometric average).

[1] See, for example, Chapter 14 of Share Market and Portfolio Theory by Ball, Brown, Finn & Officer. Note that these premiums were measured before the introduction of dividend imputation. There is insufficient data to form a reliable view on post dividend imputation market returns.



In addition, the risk premium required by the market is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, there are arguments being put forward at the present time (particularly in the United States) that the risk premium is now much lower than it has been historically.

(iii) Beta Factor

The beta factor is a measure of the expected volatility of an investment relative to the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate a historical beta from past share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company's relative risk does change over time. Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as these may be more reliable).

However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. Even measurement of historical betas is subject to considerable variation. There is no "correct" beta.

(iv) Debt/Equity Mix

The measured beta factors for the listed companies are "equity" betas and reflect the financial leverage of the individual companies. It is therefore necessary to reflect the debt/equity mix in calculating the WACC. However, this is a highly subjective exercise.

The tax deductibility of the cost of debt also means that the higher the proportion of debt the lower the WACC, although this would be offset, at least in part, by an increase in the beta factor as leverage increases.

The debt/equity mix assumed in calculating the discount rates should be consistent with the debt/equity mix that applied during the measurement period. Typically, the debt/equity mix changes over time and there is significant diversity in the levels of leverage across companies in a sector. There is a tendency to calculate leverage at a point in time whereas the leverage should represent the average over the period the beta was measured. This can be difficult to assess with a meaningful degree of accuracy.

Alternatively, it is possible to unleverage beta factors to derive asset betas and releverage betas to reflect a more appropriate or comparable financial structure. In Grant Samuel's view this technique is subject to considerable estimation error. Deleveraging and releveraging betas exacerbates the estimation errors in the original beta calculation and gives a misleading impression as to the precision of the methodology. Leveraging and deleveraging is also often incorrectly calculated based on debt levels at a single point in time.

In addition, the actual debt and equity structures of most companies are typically relatively complex. It is necessary to simplify this for practical purposes in this kind of analysis.

Finally, it should also be noted that, for this purpose, the relevant measure of the debt/equity mix is based on market values not book values.

(v) Specific Risk

It can be argued that, in terms of pure CAPM theory, specific risks should be incorporated in the valuation through risk adjustments to the expected cash flows. This avoids the need to make arbitrary adjustments to discount rates, which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation.



However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rates applied to projected cash flows.

Estimation of the Variables for MIM

(i) Risk-Free Rate

A risk free rate of 5.4% has been selected for all of MIM's businesses. The risk free rate selected approximates the current yield to maturity on 10 year Australian Commonwealth bonds. The forecast period for the cash flow models exceed ten years. However, the ten year Commonwealth Bond is the major market benchmark and is typically used as a proxy for the long term risk free rate even where the forecast period exceeds ten years and, in any event, the bulk of the cash flows occur in the first ten years. This is consistent under Grant Samuel's assumptions of constant exchange and inflation rates.

(ii) Risk Premium

A risk premium of 6% has been assumed. While recognising the uncertainties attached to this estimate, Grant Samuel believes this figure is within the range of generally accepted figures for the risk premiums in Australia and the United States. Some research analysts and other valuers may use even lower premiums. Overall, Grant Samuel believes 6% to be a reasonable, if not conservative, estimate.

(iii) Beta Factor

Grant Samuel has adopted beta factors of 0.9-1.0 for the purposes of valuing the MIM's businesses.

Grant Samuel has considered the beta factors for a wide range of natural resources companies in determining an appropriate beta for MIM's businesses. The betas have been calculated on two bases relative to each company's home exchange index and relative to the Morgan Stanley Capital International World Index ("MSCI"), an international equities market index that is widely used as a proxy for the global stockmarket as a whole.

GRANT SAMUEL



Beta Factors for Selected Listed Resources Companies

Company	Equity Market Value Millions US$m	Beta Factor					
		Bloomberg[2]				AGSM[3]	
		Home Exchange		MSCI[4]		OLS	Scholes-William
		Raw	Adj	Raw	Adj		
MIM Holdings Limited	**1,752.1**	**1.40**	**1.27**	**0.77**	**0.85**	**1.80**	**1.85**
Coal							
Australian							
Coal and Allied Limited	1,222.5	0.11	0.40	(0.01)	0.33	0.42	2.88
Centennial Coal Limited	206.4	0.34	0.56	0.07	0.38	0.92	2.02
Macarthur Coal Limited	93.0	na	na	na	na	na	na
Austral Coal Limited	49.3	0.76	0.84	0.16	0.44	1.04	4.14
Simple average		**0.40**	**0.60**	**0.07**	**0.38**	**0.79**	**3.01**
Weighted average		**0.16**	**0.44**	**0.01**	**0.34**	**0.51**	**2.80**
Median		**0.34**	**0.56**	**0.07**	**0.38**	**0.92**	**2.88**
International							
Peabody Energy Corporation	1,474.7	na	na	na	na	na	na
Consol Energy Inc	1,422.2	0.23	0.48	0.36	0.57	na	na
Fording Canadian Coal Trust	939.3	na	na	na	na	na	na
Arch Coal Inc	1,052.3	(0.04)	0.31	0.21	0.47	na	na
Massey Energy Company	685.4	1.23	1.35	1.67	1.45	na	na
Simple average		**0.47**	**0.71**	**0.75**	**0.83**	**na**	**na**
Weighted average		**0.36**	**0.61**	**0.59**	**0.73**	**na**	**na**
Median		**0.23**	**0.48**	**0.36**	**0.57**	**na**	**na**
Base Metals							
Phelps Dodge Corporation	2,961.3	1.19	1.13	1.29	1.19	na	na
Freeport McMoran Copper and Gold Inc	2,467.5	1.16	1.11	1.35	1.23	na	na
Xstrata plc	2,132.2	0.99	0.99	0.73	0.82	na	na
Antofagasta plc	2,019.9	0.73	0.82	0.73	0.82	na	na
Noranda Inc	2,001.2	0.59	0.72	0.69	0.80	na	na
Teck Cominco Limited	1,408.5	0.61	0.74	0.59	0.73	na	na
Southern Peru Copper Corporation	1,231.3	0.66	0.78	0.71	0.81	na	na
Umicore SA	902.2	0.60	0.74	0.70	0.80	na	na
Grupo Mexico SA de CV	757.8	0.79	0.86	0.72	0.81	na	na
Boliden AB	181.3	0.78	0.85	1.42	1.28	na	na
Simple average		**0.81**	**0.87**	**0.89**	**0.93**	**na**	**na**
Weighted average		**0.88**	**0.92**	**0.92**	**0.94**	**na**	**na**
Median		**0.76**	**0.84**	**0.73**	**0.82**	**na**	**na**
Diversified							
BHP Billiton Limited	32,917.7	1.24	1.16	0.72	0.81	1.62	1.89
Rio Tinto Limited	29,422.5	1.25	1.17	0.69	0.80	1.73	1.76
Anglo American plc	21,314.4	1.36	1.24	1.13	1.09	na	na
Simple average		**1.28**	**1.19**	**0.85**	**0.90**	**1.68**	**1.83**
Weighted average		**1.27**	**1.18**	**0.81**	**0.88**	**1.67**	**1.83**
Median		**1.25**	**1.17**	**0.72**	**0.81**	**1.68**	**1.83**

The betas for resource companies vary widely and in these circumstances the selection of the beta factor is highly judgmental. In Grant Samuel's opinion a beta factor of 0.9-1.0 would be a broadly acceptable range for investors considering investment in the resources sector.

[2] Betas sourced from Bloomberg are calculated over a five year period to 7 March 2003 using monthly observations.

[3] Betas sourced from AGSM are calculated over a four year period to 31 December 2002 using monthly observations. They are calculated relative to a value weighted market index of all listed companies on the Australian Stock Exchange.

[4] MSCI = Morgan Stanley Capital International World Index, calculated using the local currency of each company.



(iv) Specific Risk

In the case of MIM's businesses, the specific risks have been incorporated by making a risk adjustment to the cash flows/value. Alternative scenarios have been assessed and weighted (either explicitly or implicitly).

(v) Cost of Equity Calculations

Using the estimates set out above, the cost of equity capital can be calculated as follows:

Re = Rf + Beta (Rm – Rf)

= 5.4% + 0.9x6.0%	= 5.4% + 1.0x6.0%
= 10.8% (Low)	= 11.4% (High)

3 Cost of Debt

Grant Samuel has estimated the cost of debt capital at 7.0% for the purposes of valuing MIM's businesses.

This figure represents the total expected future borrowing cost over the forecast period and is at a margin of approximately 1.6% over the risk free rate. Grant Samuel believes that this rate is a reasonable estimate of an average interest rate (including margin) assuming that the business had a mixture of short term and long term debt. Grant Samuel has based this estimate on current market rates.

4 Debt/Equity Mix

The selection of the appropriate debt/equity ratio perhaps involves the most subjectivity. In determining an appropriate debt/equity mix, regard was had to gearing levels of selected comparable listed Australian and international resources companies and the nature and quality of the cash flow stream from MIM's businesses.

Gearing levels for selected listed companies in the Australian and international resources sector over the past four years are set out as follows:

Gearing Levels for Selected Listed Resources Companies
Net Debt/Total Capitalisation (%)

Company	Financial year ended					
	1998	**1999**	**2000**	**2001**	**Current**	**Average**
MIM Holdings Limited	**na**	**51**	**52**	**48**	**38**	**47**
Coal						
Australian						
Coal and Allied Limited	(41)	(13)	10	35	20	2
Centennial Coal Limited	na	43	58	23	45	42
Macarthur Coal Limited	na	na	na	na	14	14
Austral Coal Limited	(76)	(67)	(25)	9	47	(23)
Simple average	**(58)**	**(13)**	**14**	**22**	**32**	**9**
Weighted average	**(42)**	**(7)**	**16**	**33**	**24**	**7**
Median	**(58)**	**(13)**	**10**	**23**	**33**	**8**
International						
Peabody Energy Corporation	na	na	na	na	37	37
Consol Energy Inc	na	40	39	25	33	34
Fording Canadian Coal Trust	na	na	na	na	21	21
Arch Coal Inc	171	(162)	(23)	51	41	16
Massey Energy Company	na	na	na	26	44	35
Simple average	**171**	**(61)**	**8**	**34**	**35**	**29**
Weighted average	**171**	**(46)**	**13**	**34**	**35**	**29**
Median	**171**	**(61)**	**8**	**26**	**37**	**34**
Base Metals						

GRANT SAMUEL



Company	Financial year ended					
	1998	1999	2000	2001	Current	Average
Phelps Dodge Corporation	21	32	35	40	37	31
Freeport McMoran Copper and Gold Inc	50	36	49	46	50	45
Xstrata plc	na	na	na	na	21	21
Antofagasta plc	(47)	15	32	29	28	11
Noranda Inc	30	29	40	48	62	42
Teck Cominco Limited	32	29	30	38	35	33
Southern Peru Copper Corporation	4	15	16	18	11	13
Umicore SA	37	25	21	22	14	24
Grupo Mexico SA de CV	28	44	47	62	63	48
Boliden AB	na	na	100	54	76	76
Simple average	**19**	**28**	**41**	**40**	**40**	**35**
Weighted average	**19**	**28**	**36**	**39**	**37**	**31**
Median	**29**	**29**	**35**	**40**	**36**	**32**
Diversified						
BHP Billiton Limited	32	28	18	17	20	22
Rio Tinto Limited	16	7	18	13	16	14
Anglo American plc	na	(1)	12	13	21	11
Simple average	**24**	**11**	**16**	**14**	**19**	**16**
Weighted average	**24**	**13**	**16**	**15**	**19**	**16**
Median	**24**	**7**	**18**	**13**	**20**	**14**

Gearing Levels for Selected Listed Resources Companies
Net Debt/Total Capitalisation (%)

Having regard to the above, and given the quality of the cash flow stream, Grant Samuel regards an appropriate debt/equity mix to be 25-30% debt/75-70% equity.

These gearing levels are considered to be reasonable having regard to the comparable companies and the beta factors.

5 Weighted Average Cost of Capital

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

$$WACC = \frac{E}{V}R_e + \frac{D}{V}R_d(1-t)$$

Where

$\frac{E}{V}$ = *proportion of equity*

$\frac{D}{V}$ = *proportion of debt*



R_e = *after-tax cost of equity*
R_d = *pre-tax cost of debt*
t = *corporate tax rate*

On the basis of the parameters outlined above and assuming a corporate tax rate of 30%, the nominal WACC can be calculated in the range 9.0-9.8%. Accordingly, Grant Samuel has selected a discount rate range of 9.0-10.0% for valuation purposes.

6 Dividend Imputation

The approach to the determination of WACC set out above was formulated under a "classical" tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing.

Under Australia's dividend imputation system, domestic equity investors now receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is now not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value.

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is now appropriate to discount pre tax cash flows, with an increase in the discount rate to "gross up" the market premium for the benefit of franking credits that are an average received by shareholders. On this basis, the discount rate might rise by approximately 2% but it would be applied to pre tax cash flows. However, not all the necessary conditions for this approach exist in practice:

- not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation;
- not all franking credits are distributed to shareholders; and
- capital gains tax operates on a different basis than income tax. Investors with high personal tax rates will prefer cash to be retained and returns to be generated by way of capital gain.

Others have proposed a different approach involving an adjustment to the tax rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor of 50% as representing the average value the market places on every dollar of franking credits. Alternatively, estimated cash flows can be increased to incorporate the assessed value of franking credits distributed.

There is undoubtedly merit in the proposition that dividend imputation affects value. Over time dividend imputation will become factored into the determination of discount rates by corporations and investors. In Grant Samuel's view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirors are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build them into values based on long term cash flows. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. Accordingly it is Grant Samuel's opinion that it is not appropriate to make any such adjustments in the valuation methodology. This is a conservative approach.

Appendix 2 – Comparable Listed Company Analysis and Transaction Evidence

Comparable Companies Analysis - Summary															
	Market Capn (US$m)	EBITDA Multiple			EBITA Multiple			PE Multiple (bef. amort. of g/w)			NTA Multiple		EV/Saleable Production (A$/t)		
		2002 actual	2003 forecast	2004 forecast	2002 actual	2003 forecast	2004 forecast	2002 actual	2003 forecast	2004 forecast	Geared diluted	Ungeared diluted	2002 actual	2003 forecast	2004 forecast
Diversified Resources															
BHP Billiton	32,918	9.2	7.9	7.0	14.8	11.3	9.6	19.4	15.6	12.2	2.9	2.1			
Rio Tinto	29,423	11.1	8.2	7.3	16.0	11.3	9.7	23.2	17.8	15.3	4.6	2.7			
Anglo American plc	21,314	6.1	6.3	6.0	7.6	8.2	7.8	11.2	11.4	10.0	1.3	1.2			
WMC Resources Limited	2,588	9.9	6.8	6.1	17.0	15.8	12.8	nc	18.6	14.8	1.8	1.4			
MIM Holdings	1,752	6.2	6.1	4.7	17.8	16.5	8.9	32.0	46.3	11.3	1.1	1.1			
Median		*9.2*	*6.8*	*6.1*	*16.0*	*11.3*	*9.6*	*21.3*	*17.8*	*12.2*	*1.8*	*1.4*			
Simple Average		*8.5*	*7.1*	*6.2*	*14.6*	*12.6*	*9.7*	*21.5*	*21.9*	*12.7*	*2.3*	*1.7*			
Weighted Average		*9.0*	*7.5*	*6.8*	*13.6*	*10.8*	*9.3*	*18.4*	*16.0*	*12.8*	*3.0*	*2.0*			
Coal															
Australia															
Coal & Allied	1,223	5.5	7.1	6.1	7.6	11.6	9.1	12.5	16.0	11.6	2.5	1.9	104.7	105.7	106.0
Centennial Coal	206	13.9	6.1	4.8	19.3	9.1	7.0	11.6	8.4	7.2	1.5	1.2	194.9	55.4	50.0
Macarthur Coal	94	5.8	5.5	3.1	7.4	7.4	3.8	9.9	12.7	5.9	1.1	1.1	98.9	84.2	57.0
Austral Coal Limited	49	3.2	3.4	2.5	7.5	7.0	4.3	6.0	6.2	3.9	1.3	1.1	108.4	100.4	62.8
Median		*5.6*	*5.8*	*3.9*	*7.5*	*8.2*	*5.6*	*10.8*	*10.6*	*6.5*	*1.4*	*1.2*	*106.6*	*92.3*	*59.9*
Simple Average		*7.1*	*5.5*	*4.1*	*10.4*	*8.8*	*6.0*	*10.0*	*10.8*	*7.1*	*1.6*	*1.3*	*126.7*	*86.4*	*68.9*
Weighted Average		*6.5*	*6.8*	*5.7*	*9.1*	*10.9*	*8.4*	*12.0*	*14.5*	*10.4*	*2.2*	*1.7*	*116.3*	*97.6*	*94.4*
International															
Xstrata plc[3]	2,132	5.3	5.0	4.6	8.7	7.7	6.7	10.0	9.3	8.0	0.8	0.8			
Peabody Energy Corporation	1,556	6.2	6.1	5.5	14.4	15.8	12.3	14.5	21.6	15.0	1.4	1.2	23.2	20.7	21.3
CONSOL Energy Inc	1,422	7.6	5.1	4.4	nc	15.7	10.6	nc	17.1	12.2	8.8	2.3	47.9	47.4	43.0
Arch Coal Inc	1,052	6.9	5.7	4.7	53.2	21.5	11.8	nc	nc	16.1	2.0	1.2	22.8	24.2	23.3
Fording Canadian Coal Trust[4]	939	8.4	7.8	5.8	12.9	11.4	8.0	13.9	11.5	7.9	3.3	2.2	157.1	92.9	77.3
Massey Energy Company	685	6.8	5.3	4.2	nc	31.8	12.6	nc	nc	13.5	0.8	0.9	47.7	47.3	45.7
Median		*6.8*	*5.5*	*4.6*	*13.7*	*15.8*	*11.2*	*13.9*	*14.3*	*12.8*	*1.7*	*1.2*	*47.7*	*47.3*	*43.0*
Simple Average		*6.9*	*5.8*	*4.9*	*22.3*	*17.3*	*10.3*	*12.8*	*14.9*	*12.1*	*2.9*	*1.5*	*59.8*	*46.5*	*42.1*
Weighted Average		*6.6*	*5.7*	*4.9*	*19.2*	*15.2*	*9.9*	*12.3*	*11.4*	*11.7*	*2.8*	*1.4*	*39.6*	*31.4*	*28.6*
Copper															
Phelps Dodge Corporation	2,961	24.2	8.7	6.1	nc	37.6	13.0	nc	na	19.1	1.1	1.0			
Freeport McMoran Copper and Gold Inc	2,468	5.5	3.9	4.1	7.8	4.9	5.2	14.7	7.4	8.1	9.2	1.8			
Antofagasta	2,020	9.1	8.4	5.7	14.6	13.2	7.6	20.9	19.2	10.5	2.1	1.5			

Comparable Companies Analysis - Summary															
	Market Capn (US$m)	EBITDA Multiple			EBITA Multiple			PE Multiple (bef. amort. of g/w)			NTA Multiple		EV/Saleable Production (A$/t)		
		2002 actual	2003 forecast	2004 forecast	2002 actual	2003 forecast	2004 forecast	2002 actual	2003 forecast	2004 forecast	Geared diluted	Ungeared diluted	2002 actual	2003 forecast	2004 forecast
Southern Peru Copper Corporation	1,231	7.4	6.3	5.6	11.7	9.5	8.0	17.8	14.8	12.2	1.0	1.0			
Grupo Mexico	758	4.7	4.4	3.9	8.8	8.1	6.9	nc	23.0	13.8	0.8	0.9			
Median		*7.4*	*6.3*	*5.6*	*10.2*	*9.5*	*7.6*	*17.8*	*17.0*	*12.2*	*1.1*	*1.0*			
Simple Average		*10.2*	*6.4*	*5.1*	*10.7*	*14.7*	*8.1*	*17.8*	*16.1*	*12.7*	*2.8*	*1.2*			
Weighted Average		*12.3*	*6.7*	*5.3*	*10.8*	*17.8*	*8.7*	*17.6*	*9.8*	*13.0*	*3.4*	*1.3*			
Lead															
Umicore SA	902	4.7	4.3	3.7	13.2	9.5	7.3	12.0	10.0	8.0	0.9	0.9			
Boliden AB	181	5.9	5.2	5.0	15.4	12.6	11.3	11.5	8.1	5.7	0.6	0.8			
Median		*5.3*	*4.8*	*4.4*	*14.3*	*11.1*	*9.3*	*11.8*	*9.1*	*6.9*	*0.7*	*0.9*			
Simple Average		*5.3*	*4.8*	*4.4*	*14.3*	*11.1*	*9.3*	*11.8*	*9.1*	*6.9*	*0.7*	*0.9*			
Weighted Average		*4.9*	*4.4*	*4.0*	*13.6*	*10.0*	*8.0*	*12.0*	*9.7*	*7.7*	*0.9*	*0.9*			
Zinc															
Noranda Inc	2,001	10.8	7.2	6.1	nc	20.7	14.5	nc	43.8	13.6	1.0	1.0			
Teck Cominco Ltd	1,411	10.4	5.6	4.5	32.4	10.8	7.6	68.7	16.1	9.4	0.8	0.8			
Median		*10.6*	*6.4*	*5.3*	*32.4*	*15.7*	*11.0*	*68.7*	*30.0*	*11.5*	*0.9*	*0.9*			
Simple Average		*10.6*	*6.4*	*5.3*	*32.4*	*15.7*	*11.0*	*68.7*	*30.0*	*11.5*	*0.9*	*0.9*			
Weighted Average		*10.6*	*6.5*	*5.5*	*32.4*	*16.6*	*11.6*	*68.7*	*32.3*	*11.9*	*0.9*	*0.9*			

1. Share prices at 7 March 2003
2. Exchange rates at 7 March 2003
3. Proforma historical figures have been used
4. Proforma historical figures for the 9 months to September 2002 have been grossed up. Proforma balance sheet is at 30 September 2002
5. The historical multiples for Centennial Coal are not meaningful due to the acquisition of the Powercoal assets in August 2002

Comparable Transactions Analysis - Summary

Announce Date	Company	Transaction	Market Cap $ millions	EBITDA Multiple			EBIT Multiple			PE Multiple (bef amort of g/w)			NTA Multiple	
				historical	forecast	forecast	historical	forecast	forecast	historical	forecast	forecast	Geared diluted	Ungeared diluted
Apr-98	Aberfoyle Limited	Western Metals Limited acquired 100% of Aberfoyle Limited for $2.85 per share	283.9	8.2	6.4	3.4	15.5	10.6	5.6	17.9	13.5	8.5	1.3	1.3
Oct-98	Savage Resources Limited	Pasminco acquired 100% of Savage Resources Limited for A$0.85 per share	451.9	10.3	8.7	7.0	20.3	14.9	10.5	27.6	22.6	15.1	0.7	0.7
Jun-00	North Limited[6]	Rio Tinto Limited acquired 100% of North Limited for A$4.75 per share	3,578.5	7.8	7.8	7.2	13.3	11.3	10.0	30.6	22.0	17.1	nc	10.1
Aug-00	Ashton Mining Limited[7]	Rio Tinto acquired Ashton Mining for cash at A$2.20 per share	712.6	12.1	7.5	7.3	23.4	10.8	10.3	40.8	17.2	14.7	2.7	2.6
Aug-00	Rio Algom Limited	Billiton plc acquired 100% of Rio Algom Limited for CAD$27 per share	1,757.9	16.8	11.1	9.4	47.8	22.2	17.0	14.9	26.5	20.8	1.4	1.3
Jan-01	Asturiana de Zinc	Xstrata plc acquired 100% of Asturiana de Zinc for EUR13.50 per share	544.5	5.8	4.2	3.6	7.5	5.3	4.3	7.0	6.8	5.7	2.3	2.0

6. Forecasts from Target Statement
7. Forecasts from Target Statement



Appendix 3

Overview of the Base Metals Industry

1 Introduction

Copper, lead and zinc are generally grouped as base metals because of their long history of use and because they typically occur together in sulphide ore bodies. These metals, however, have few common properties, and accordingly the market dynamics of supply, demand and price for each metal are considered by many market commentators to be largely independent.

2 Copper

Copper is valued for its electrical and thermal conductive properties, its durability and its strength. Copper has many end uses, which provides some protection against a collapse in any particular market. Copper consumption has exhibited steady growth over the last decade.

Worldwide Copper Industry ('000 tonnes)					
	1998	**1999**	**2000**	**2001**	**2002**
Total mine production	12,187	12,616	13,184	13,648	13,300
Total refined production	14,036	14,374	14,766	15,573	15,147
World consumption	13,435	14,120	15,115	14,830	15,335
Worldwide stockpile	1,363	1,436	1,320	2,097	1,917
LME Cash Average					
US$/tonne	**$1,653**	**$1,574**	**$1,814**	**$1,578**	**$1,558**
USc./lb	**75**	**71**	**82**	**72**	**71**

Source: AME

Estimated cash operating costs for copper production for the year ended 31 December 2002 are shown below with Mount Isa Copper close to the 70th cost percentile and Alumbrera lying close to the 10th cost percentile:


Copper Industry Cost Curve 2002
USc/lb
0
10
20
30
40
50
60
70
80
Alumbrera
Olympic Dam
Escondida
Mount Isa Cu
Osbourne
Highland Valley
0
10
20
30
40
50
60
70
80
90
100
Percentile of Cumulative Production

Source: MIM, Brook Hunt, based on US$:A$ = 0.60



Increased demand for copper has largely been a reflection of rising consumer demand and infrastructure development in developing nations. In particular, in contrast to the other base metals of zinc and lead, China has been a major importer of copper during the 1990's. Demand has also been strong in the industrialised nations, especially the USA. This reflects strong growth in the use of wire and cable for telecommunications and information technology, despite substitution in some applications by improved alloys and the introduction of generally smaller, more efficient products.

Supply issues have created uncertainty in the market over the past five years particularly in relation to the restart of idled capacity. In recent years the commissioning of large copper mines using solvent extraction/electrowinning (SX/EW) metallurgical processes has resulted in additional, low cost copper production. Refined copper production increased by about 8% from 1998 to 2002. Sustained low prices over the last few years have fuelled industry.

The following chart shows movements in the nominal copper price and the real copper price (in 2002 US$) over the last twenty years along with inventories (since 1983):


Copper Price 1970 -2002
Nominal and Real Prices and Stockpiles
Price (US$c/lb)
250
200
150
100
50
0
Tonnes ('000's)
3500
3000
2500
2000
1500
1000
500
0
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002
Stockpiles
Nominal
Real

Source: AME, Bloomberg, other industry sources

The long term real copper price in US$ and A$ compared to Grant Samuel's low and high price assumptions are set out below:




US$ Copper Prices (1983 - 2003)
USc/lb
180
160
140
120
100
80
60
40
20
0
Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03
Copper (USc/lb)
GS Low (USc/lb)
GS High (Usc/lb)


A$ Copper Prices (1983 - 2003)
Ac/lb
250
200
150
100
50
0
Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03
GS Low (Ac/lb)
GS High (Ac/lb)
Copper (Ac/lb)

The copper price in real terms has declined since the 1970's with prices in nominal terms generally increasing to around US71c/lb at the end of 2002. The copper price reached historic lows in March 1999 following the Asian economic downturn. Since March 1999 the copper price has stabilized, which has been attributed to production cutbacks, mine closures and high levels of Chinese imports.

In the short term market commentators expect copper prices to rise to levels around US80c/lb based on production cuts, refinery and mine closures, expectations of further stock drawdowns, and continuing global economic growth. However, there is considerable uncertainty regarding copper prices in the medium term due to uncertainty in global growth, the possibility of some idled capacity re-opening and the level of Chinese imports.



GRANT SAMUEL

3 Lead

Lead is primarily used in the automotive industry for the production of lead-acid batteries. Environmental pressures and attitudes to recycling have dramatically reduced use of lead in petrol, paint and other applications. Mine production has declined by approximately 11% since 1998.

Worldwide Lead Industry ('000 tonnes)	1998	1999	2000	2001	2002
Mine production					
Western Europe	244	236	262	228	148
Americas	1,104	1,077	1,016	1,032	980
Australia	584	646	650	714	659
China and Former Eastern Bloc	751	680	812	749	684
All other	305	305	309	261	242
Total production	**2,988**	**2,944**	**3,049**	**2,984**	**2,713**
Total refined	**5,998**	**6,215**	**6,653**	**6,495**	**6,472**
Total consumption	**6,004**	**6,195**	**6,478**	**6,462**	**6,379**
Worldwide stockpile	**558**	**604**	**443**	**437**	**495**
LME Cash Average					
US$/tonne	**$528**	**$502**	**$454**	**$476**	**$453**
USc/lb	**24**	**23**	**21**	**22**	**21**

Source: AME

The following chart shows movements in the lead price in nominal terms and real terms (in 2002 US$) over the last twenty years, along with inventories:


Lead Price 1970 -2002
Nominal and Real Prices and Stockpiles
Price ($USc/lb)
Tonnes ('000's)
100
90
80
70
60
50
40
30
20
10
0
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002
Stockpiles
Real
Nominal

Source: AME, Bloomberg, other industry sources


GRANT SAMUEL

The long term real lead prices in US$ and A$ compared to Grant Samuel's low and high price assumptions are set out below:


US$ Lead Prices (1983 - 2003)
USc/lb
45
40
35
30
25
20
15
10
5
0
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Lead (USc/lb)
GS Low (USc/lb)
GS High (Usc/lb)


A$ Lead Prices (1983 - 2003)
Ac/lb
60
50
40
30
20
10
0
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Lead (Ac/lb)
GS Low (Ac/lb)
GS High (Ac/lb)



The lead price has generally declined in real terms since 1970. The lead price has declined sharply since 1996. This has primarily been due to an increase in exports of lead concentrates from China and an increase in the level of stocks notwithstanding continuing demand for lead, particularly from North America. The lead price at the end of 2002 was around US21c/lb.

Lead supply is less sensitive to price compared to other base metals principally because of significant secondary production. Lead is easily re-melted and refined and has the highest recycling rate of all industrial metals. Lead produced from secondary or recycled sources now exceeds lead production from primary or mined sources.

In the short to medium term lead prices are expected to remain relatively flat. Continuing low lead prices are expected to result in higher cost producers scaling back operations and offsetting to some extent new production capacity.

4 Zinc

Zinc is the third most commonly used non ferrous metal after aluminium and copper. Zinc is primarily used as a coating on iron and steel to protect against corrosion in the construction and automotive industries.

Zinc is an internationally traded commodity that is quoted on the London Metals Exchange ("LME"). Approximately one third of world production is exported. Approximately 90% of world zinc metal production is primary production, sourced directly from the mining and processing of zinc ore. The remainder comes from reprocessing scrap metal. Mine production has increased by approximately 15% since 1998.

Worldwide Zinc Industry ('000 tonnes)					
	1998	**1999**	**2000**	**2001**	**2002**
Mine production					
Western Europe	561	595	641	618	473
Americas	3,081	3,107	3,157	3,387	3,397
Australia	1,020	1,120	1,380	1,475	1,440
China and Former Eastern Bloc	1,873	2,017	2,515	2,305	2,198
All other	1,025	1,043	1,133	1,117	1,192
Total production	**7,560**	**7,882**	**8,826**	**8,902**	**8,700**
Total refined	**8,021**	**8,373**	**8,975**	**9,324**	**9,424**
Total consumption	**7,989**	**8,291**	**8,891**	**8,743**	**9,017**
Worldwide stockpile	**971**	**879**	**647**	**925**	**1,069**
LME Cash Average					
US$/tonne	**$1,023**	**$1,074**	**$1,128**	**$886**	**$779**
USc/lb	**46**	**49**	**51**	**40**	**35**

Source: AME

Total world zinc production has increased steadily during the 1990's. Zinc production is expected to continue to grow in the short to medium term based on increased output from existing mines, brownfields and greenfields expansions and increased production from China.



Total world zinc consumption has also increased steadily during the 1990's. Demand for zinc is strongly linked to growth in the automotive and construction sectors, which are the major end markets. Lower rates of economic growth in the US and in some major European and Asian economies are expected to result in a slight easing of demand in the medium term.

China, as the world's largest supplier of zinc, is an important influence on the international zinc market. China's production and exports of refined zinc have grown over the 1990's. Continued growth in Chinese zinc production and high levels of zinc exports are expected to impact on western world zinc stocks and prices in the future.

Estimated cash operating costs for zinc production for the year ended 31 December 2002 are shown below with MIM's George Fisher mine in the lowest cost quartile:


Zinc Industry Cost Curve 2002
80
70
60
50
40
30
20
10
0
USc/lb
Mount Isa Zn
McArthur River
0
10
20
30
40
50
60
70
80
90
100
Percentile of Cumulative Production

Source: MIM, Brook Hunt, assumes US$:A$ = 0.60



Movements in the zinc price in nominal terms and real terms (in 2002 US$), along with inventories, are shown below:



Zinc Price 1970 -2002
Nominal and Real Prices and Stockpiles
Price ($USc/lb)
Tonnes ('000's)
0
20
40
60
80
100
120
140
160
0
500
1000
1500
2000
2500
3000
3500
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002
Stockpiles
Nominal
Real

Source: AME, Bloomberg

The long term real zinc prices in US$ and A$ compared to Grant Samuel's low and high price assumptions are set out below:



US$ Zinc Prices (1983 - 2003)
USc/lb
0
10
20
30
40
50
60
70
80
90
100
Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03
Zinc (USc/lb)
GS Low (USc/lb)
GS High (Usc/lb)




A$ Zinc Prices (1983 - 2003)
Ac/lb
140
120
100
80
60
40
20
0
Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03
Zinc (Ac/lb)
GS Low (Ac/lb)
GS High (Ac/lb)

The zinc price in real terms has generally been flat in US$ since the 1970's with the exception of a number of sharp rises, including prior to the impact of the oil price shock in the 1970's, in the late 1980's and a less significant increase in 1997. The zinc price at the end of 2002 was around US35c/lb.

Market commentators have suggested that zinc prices in the short term are likely to rise only moderately but in the medium to long term should rise more strongly based on global growth and demand and supply expectations. Rising demand is expected to gradually mop up existing stocks and take the market back towards balance.

GRANT SAMUEL



Appendix 4

Overview of the Coal Industry

1 Introduction

World coal markets are segmented along product lines into two key markets, coking coal and thermal coal. These two markets operate on a relatively independent basis although some product substitution does occur between markets. Product substitution is generally confined to the lower quality coking coals and the higher quality thermal coals.

2 Coking Coal

Demand for coking coal is primarily determined by world blast furnace steel production levels and has been relatively flat in recent years. This in part reflects factors such as the maturity of the steel industry, flat blast furnace steel production levels, increasing use of PCI technology and increasing electric arc furnace steel production.

A summary of world coking coal imports and exports since 1996 is set out below:

World Coking Coal Imports and Exports (Mt)

	1996	1997	1998	1999	2000	2001	2002
Imports							
Japan	65.5	65.3	62.8	63.1	64.9	63.2	64.0
Korea	18.2	17.6	18.0	18.1	18.5	19.0	18.7
India	9.1	9.7	10.0	9.1	11.4	11.5	12.1
Taiwan	4.1	6.3	6.9	7.4	7.6	7.6	7.8
Other Asia	4.4	4.3	2.3	4.3	4.0	3.8	3.9
Total Asia	101.2	103.2	100.1	102.0	106.3	105.1	106.5
Europe	62.5	64.2	65.2	58.0	60.7	60.7	59.9
South America	14.5	13.3	14.6	14.5	13.7	14.3	14.5
North America	6.1	5.5	5.6	5.1	5.6	6.2	5.8
Other	3.1	3.0	3.8	4.5	4.4	5.0	5.0
Total imports	**187.4**	**189.2**	**189.3**	**184.1**	**190.8**	**191.3**	**191.7**
Exports							
Australia	76.9	83.7	83.6	92.4	97.3	103.6	107.6
Canada	28.7	30.1	28.3	28.8	27.9	26.1	25.0
United States	48.0	47.3	42.7	29.1	29.8	23.1	19.0
China	4.6	4.6	5.1	5.2	6.9	11.5	11.8
Other	32.2	29.5	29.9	29.3	29.2	27.0	27.8
Total exports	**190.4**	**195.2**	**189.6**	**187.8**	**191.1**	**191.3**	**191.2**

Source: AME

The introduction of pulverized coal injection (PCI) technology in the steel industry in the 1980's has had a substantial impact on coking coal markets. PCI technology involves the forced injection of pulverised coal into the blast furnace to enhance the process by which iron ore is converted to pig iron. This process effectively substitutes cheaper energy sources for the more expensive coke in the blast furnace. Use of PCI technology in the world steel industry has increased markedly through the 1980's. This trend is expected to continue through the 1990's as blast furnace steelmakers strive to maintain their competitiveness in world steel markets.

There are a number of major suppliers of coking coal in international markets. Key exporters of coking coal include:

Coking Coal Exports Ranked by Managed Share (Est 2003)	Mt	%
BHP Billiton	50.9	26.1
Fording Coal Partnership	25.6	13.1
Anglo American	15.3	7.8
Rio Tinto	13.2	6.7
MIM Coal	10.5	5.5
RAG	6.9	3.5
Consol Energy	6.0	3.1
Xstrata	5.9	3.0
Massey Energy	4.6	2.4

Source: AME, other

The medium term outlook for world coking coal demand primarily reflects forecasts of crude steel production levels by the major international steel producers which is expected to remain flat in the short term. Demand may also be affected by technological issues. There will be different impacts on the various product categories.

3 Thermal Coal Market

Thermal coal is a term used to describe coal used solely for its thermal energy content. Thermal coal is primarily used in the power generation industry (approximately 65%), the cement industry (approximately 15%) and other major energy intensive industries. As a consequence, thermal coal is generally traded at prices reflecting its net energy content.

Demand for thermal coal is primarily determined by levels of economic activity in the major industrialised countries and the level and utilisation of coal-fired power station capacity. Demand for thermal coal has grown strongly over the past 10 years, particularly in Asia where total import demand has more than doubled. The growth began with the oil shocks of the 1970's which led to substitution of coal for oil in cement production and subsequently power generation. In Asia power utilities began to build coal fired power stations and a substantial jump in demand occurred in the mid 1980's. Growth continued through the late 1980's and early 1990's primarily through the continued high rates of economic development in Asia where new power stations continued to come on stream.

A summary of world thermal coal imports and exports since 1996 is set out below:

World Thermal Coal Imports and Exports (Mt)	1996	1997	1998	1999	2000	2001	2002
Imports							
Japan	60.8	64.1	68.9	74.1	80.4	92.0	94.0
Korea	28.6	32.3	34.2	65.4	45.3	47.6	48.5
Taiwan	26.7	30.4	30.1	32.7	37.7	41.1	42.8
India	0.4	3.9	5.4	10.4	13.1	12.4	12.5
Other Asia	29.8	27.6	30.7	32.5	36.2	42.6	49.9
Total Asia	**146.3**	**158.3**	**169.3**	**185.1**	**212.7**	**235.7**	**247.7**
Europe	149.2	151.0	155.2	148.7	163.6	173.1	164.5
South America	4.2	5.1	5.3	6.0	7.9	8.4	7.9
North America	13.0	16.6	20.0	20.0	25.6	33.6	31.0
Other	4.2	4.6	4.0	3.6	4.0	5.2	5.4
Total imports	**316.8**	**335.6**	**353.8**	**363.4**	**413.7**	**456.0**	**456.5**
Exports							
Australia	63.6	73.6	83.0	79.2	89.4	90.7	96.0
China	24.4	26.1	27.2	32.2	48.2	79.4	71.0
South Africa	55.8	59.4	61.9	63.9	67.5	68.3	68.0
Indonesia	33.4	38.4	44.1	50.6	54.5	61.4	65.9
Colombia	24.4	26.8	28.7	29.3	33.9	37.5	36.5
Russia	17.0	16.7	13.8	20.4	27.0	31.0	31.0
Other	95.6	91.2	97.0	90.2	93.9	88.8	89.0
Total exports	**314.2**	**332.2**	**355.7**	**365.8**	**414.1**	**457.1**	**457.4**



Source: AME

The introduction of environmental regulations governing the discharge of pollutants from power generation plants is a major issue facing the coal industry. Of particular concern to the environmental regulatory authorities are the emission levels of oxides of sulphur (SO_x) and nitrogen (NO_x) which are regarded as significant pollutants in the context of the formation of acid rain; emission levels of carbon dioxide (CO_2) which is a major greenhouse gas; and particulate emissions. Most nations are committed to the reduction of pollutant emission levels for SO_x and NO_x. Most major import markets for thermal coal have ceilings on emission levels for SO_x and NO_x. Regulations such as these provide coals with low sulphur and low nitrogen levels with a distinct quality and marketing advantage over coals with high levels of these pollutants. In general, Australian thermal coal has low sulphur and nitrogen levels.

Key exporters of thermal coal include:

Thermal Coal Exports Ranked by Managed Share (Est 2003)		
	Mt	%
Rio Tinto	49.9	10.6
BHP Billiton	36.8	7.8
Xstrata	31.3	6.6
Anglo American	30.2	6.4
Drummond	15.0	3.2
Swabara Group	12.0	2.5
MIM	11.0	2.4
PT Bumi	9.4	2.0

Source: AME, other

The medium term outlook for world thermal coal import demand is primarily dependent on forecasts of new coal-fired power station capacity levels and general levels of economic growth and energy consumption in the major industrialised countries. In general, demand for thermal coal is expected to increase in the medium term, particularly in the Asian region, as new coal-fired power stations are constructed and brought into commission in major importing countries. Quality requirements are expected to be an increasingly important factor in the differentiation of products in the market place as environmental regulations are progressively introduced.

4 Coal Prices

The majority of coal traded in international markets is pursuant to term contract arrangements. Term contract arrangements typically specify factors such as term, volumes, cargo size, quality specifications, delivery arrangements and price between the supplier and purchaser. However, some coal is traded on the spot market, principally thermal coal.

In Japan and other Asian markets coal sales are normally negotiated under medium term contracts. These contracts can also be on an "evergreen" basis for periods of one to five years. Under term contracts coal sales volumes are usually set at a contract level with provision for the purchaser to marginally increase or decrease contract volumes depending on demand. Prices, however, are renegotiated annually. The pricing of Japanese contracts is normally settled between the months of December and March prior to the commencement of the Japanese financial year on 1 April.

Given Japan's dominant market position in Asia the prices established in the annual Japanese negotiations will typically provide the benchmark for pricing arrangements for other Asian markets. There has been some attempt to reduce this influence and to set prices in other markets more independently. This would also serve to reduce the influence of Japanese buyers. However, the reality is that Japanese pricing structures is expected to remain the single biggest influence on prices in the medium term.

European contracts are typically settled on a calendar year basis. The European market is more fragmented than the Asian market and tends to display the characteristics of a more competitive



market place with a larger number of buyers and a larger number of sellers. The spot market for thermal coal is somewhat more active in Europe than in Asia. Generally, lower quality coals are traded on the spot market.

Japanese benchmark coal prices for term contracts between Japanese purchasers and Australian suppliers from 1988 to 2002 are summarised in the following table:

Japanese Benchmark Coal Prices (US$/tonne FOBT)		
	Product Type	
Japanese Financial Year Commencing 1 April	Hard Coking	Thermal
1988	46.90	35.65
1989	50.40	39.15
1990	52.80	40.85
1991	51.80	39.85
1992	51.30	38.90
1993	49.30	36.35
1994	45.45	34.35
1995	51.10	40.30
1996	54.00	40.30
1997	53.50	37.65
1998	50.95	34.50
1999	41.90	29.95
2000	40.00	28.75
2001	42.75	34.50
2002	48.20	28.80

Source :AME, various. Note: Hard Coking based on Goonyella type hard coking coal. Thermal based on benchmark 6700 kg/cal and thermal coal.

In recent years there has been a subtle change in the basis of setting prices from the "benchmark" system to a fair treatment system. Under the new system, individual coals are evaluated by each purchaser on the basis of the coal's specific qualities. Accordingly, there is likely to be more "one on one" negotiations in future compared to the past where one or two major producers and buyers negotiated a benchmark and all others settled prices based on that benchmark. This may lead to a freer market but some commentators believe the historical pattern of co-ordinated negotiation will continue.

The impact of changes in the A$/US$ exchange rate is an important factor in price setting. Significant short term movements in the A$/US$ exchange rate generally result in windfall gains or windfall losses to Australian exporters depending on the direction of the movement of the exchange rate. History suggests that the exchange rate displays a relatively high level of volatility and short term windfall gains and windfall losses for coal exporters are equally volatile.

A summary of the AUD equivalent Japanese benchmark coal prices for hard coking coal and thermal coal since April 1987 is illustrated as follows.


Australian Hard Coking Coal Reference Price (A$/t FOB)
1987-2003
120.0
110.0
100.0
90.0
80.0
70.0
60.0
50.0
40.0
2003 Dollars
Nominal Dollars
Apr-87 Mar-88 Feb-89 Jan-90 Dec-90 Nov-91 Oct-92 Sep-93 Aug-94 Jul-95 Jun-96 May-97 Apr-98 Mar-99 Feb-00 Jan-01 Dec-01 Nov-02


Australian Thermal Coal Reference Price (6700 kcal/kg) (A$/t FOB)
1987-2003
80.0
75.0
70.0
65.0
60.0
55.0
50.0
45.0
40.0
35.0
30.0
2003 Dollars
Nominal Dollars
Apr-87 Mar-88 Feb-89 Jan-90 Dec-90 Nov-91 Oct-92 Sep-93 Aug-94 Jul-95 Jun-96 May-97 Apr-98 Mar-99 Feb-00 Jan-01 Dec-01 Nov-02

It is apparent from these charts that favourable movements in the A$/US$ exchange rate do not appear to result in sustainable gains in prices for Australian coal producers, when expressed in constant dollars. Japanese benchmark coal prices are set by annual negotiation and any benefit arising to Australian producers through an appreciable decline in the value of the A$ is likely to be negotiated away by the two parties and reflected in revised benchmark coal prices.

AUSTRALIAN MINING CONSULTANTS

Australian Mining Consultants Pty Ltd
ABN 58 008 129 164

Level 19, 114 William Street
Melbourne Victoria 3000 Australia
Telephone +61 3 9670 8455
Facsimile +61 3 9670 8311
amcmelb@ausmin.com.au
www.ausmin.com.au

The Directors
MIM Holdings Limited
Level 3, 410 Ann Street
BRISBANE QLD 4001

Dear Sirs

INDEPENDENT TECHNICAL REVIEW REPORT

Scope of Work

Australian Mining Consultants Pty Ltd ("AMC") has been engaged by Grant Samuel Associates ("GSA") to carry out due diligence on and to prepare a Specialist Report ("the Report") concerning the mineral assets of MIM Holdings Limited and subsidiaries ("MIM"). The Report will contribute to and be included in an Independent Expert Report prepared by GSA as part of a Scheme Booklet from MIM in response to an offer for its shares by Xstrata Holdings Pty Limited, a wholly owned subsidiary of Xstrata plc.

The Report provides a technical assessment of all the mineral assets of MIM. It considers valuation of additional exploration potential in tenements managed by the individual operations, and includes valuations of exploration projects which are separate from operations.

For each of the separately reviewed operations, AMC has provided projections of production parameters, operating and capital costs to assist GSA in valuation. For most operations AMC has prepared two models, Case 1 typically being based on existing ore reserves and that part of other mineral resources and exploration potential for which AMC judges there is a high confidence of future conversion to reserves. Case 2 typically adds to Case 1 additional tonnages which AMC judges to represent reasonably possible future additions to reserves from existing resources and from readily demonstrable exploration potential. Case 2 may or may not include more optimistic cost and production parameters than Case 1. For Alumbrera, AMC has only prepared one case. For MIM's coal operations, AMC has prepared a Case 3, which typically includes a greater production rate than is inherent in Cases 1 and 2. For Ernest Henry, AMC has also prepared three cases which are matched to three cases for Mount Isa copper operations.

The "Operational" cases or scenarios may include some value for exploration potential, particularly Case 2 and, if relevant, Case 3. Outside of the operations, AMC has estimated value for regional non-coal exploration projects. It has also estimated value for the intellectual property represented by certain MIM technologies.

Report and Due Diligence Qualifications

This report has been prepared independently and in accordance with the Code and Guidelines for Assessment and Valuation of Mineral Assets and Mineral Securities for Independent Expert Reports as adopted and issued by the Australasian Institute of Mining and Metallurgy ("AusIMM") in June 1998 (the "Valmin Code"). The Valmin Code includes the requirement that statements of mineral resources and ore reserves be classified and reported in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, 1999 (the "JORC Code"). AMC is satisfied that all such statements in this report are in accordance with the JORC Code, except where specifically noted or where, as noted for some immaterial estimates, it has not reviewed them. Some of the estimates are dated 30 June 2002, others 31 December 2002. Some are at other dates as noted.

In its due diligence for the preparation of this report, AMC consultants visited each of the material mining, smelting and refining operations in Australia and overseas with the exception of Brittania Refined Metals, with which its relevant sub-consultant is familiar. Original site visits were in September 2002. A subsequent visit was made to Mount Isa. AMC held discussions with MIM's management staff on the sites and in MIM's offices in Brisbane, and reviewed all material records and documents provided to it by MIM. Its review does not constitute

an audit but was aimed to develop an adequate understanding of each material functional area of each asset, its recent performance, the plans for future operation and the key issues and risks relevant to that future operation. The review examined the material inputs to resources and reserves and to production and costs at each operation and from this, AMC aimed to satisfy itself that present estimates and future projections are in accordance with proper industry practice and are consistent both with recent performance and reasonable assessed outcomes from planned developments. In some cases, it modified operational projections for its models based on judgements during its review.

AMC's due diligence did not include a judgement on future commercial terms and prices for the various commodities and products produced by MIM. It has not reviewed issues of taxation or state or third party royalty.

The status of MIM's material Australian tenements has been reviewed and reported by lawyers Allans Arthur Robinson and Cridlands. AMC has reviewed those reports and considers that they appropriately address the Valmin Code requirement that the status of tenements has been disclosed and that disclosure is based on recent independent inquiry by a suitably qualified party. From its review and its queries of MIM, AMC understands there are no material tenement issues jeopardising title to any material asset. We have also been provided with advice on the tenement status of Alumbrera by an Argentine law firm. We have not reviewed legal agreements pertaining to ownership or operation of MIM's operational or exploration assets except as to their impact on the stated objectives of this review.

Valuation Methodology

AMC's Operational models only include exploration expenditure that is appropriate for the predicted conversion of resources and other potential to reserves. It assumes that all other such expenditure will pay for itself on a net value basis. No off site administration costs are included in AMC's models except where noted and the models make no provision for income tax or royalties, except where specifically noted.

To value additional exploration potential we have used one or more of several different approaches and usually selected a final value from the range of resulting estimates, typically rounding the final valuation. The methods we have used are:

- An assessment of effective past exploration expenditure, together with a Prospectivity Enhancement Multiplier ("PEM"), generally in the range 0.5 to 3.0 (Past Expenditure method).

- Valuation by reference to either actual transactions for the property in question or to recent transactions in the same general geological environment for properties deemed to be at a similar level of exploration prospectivity. As many such transactions are of a farm-in nature we estimate a "cash equivalent" value for them derived from the "deemed expenditure" on the property at the time of the deal, discounted by a time and probability factor for the likelihood that the farm-inor will complete its earning (Joint Venture method).

- A unit area approach which utilises AMC's judgment of value per square kilometre of early stage exploration tenements. These values have been derived from an assessment of numerous transactions in recent years. Where some or all of the tenements concerned are applications we have sometimes applied a discounted unit area value if we judge that the risk of the tenement not being granted is minimal.

- Yardstick Values for properties where a resource has been quantified, particularly in the case of gold. For transactions in recent years, Yardstick Value for gold have generally ranged from less than $10 per ounce contained for sub economic and/or poorly defined resources; to $10 to $30 per ounce for well defined resources within which we judge there to be a reasonable expectation of reserves being proved; to more than $30 per ounce for resources with a good likelihood of high conversion rate to reserves and/or proximity to an existing plant. Some more recent transactions are at lower values than indicated by these ranges which are relevant to projects held under good title in areas of low political risk.

- Expected Values when it is reasonably possible to target the range of economic parameters of a project which may result from ongoing exploration. The value that results from net present value ("NPV") analysis of the target is discounted by a probability/risk factor for the chances of that exploration being successful.

In valuing technology we have considered industry norms for multiples applied to projected earnings and/or cash flow as well as transaction and/or market indications.

Effective Date, Standard Assumptions and Outline of Report

The effective date of the valuation projections is 1 January 2003 and past results are usually reported to 31 December 2002. Some of the information considered relates to periods up to end February 2003 and some input from MIM management was received in March and April 2003. Where relevant to our report and possible in the time available, AMC has considered that late information but only in the case of Ernest Henry, has it caused us to materially vary our valuation projections.

Our conclusions are appropriate at the date of this report but could alter over time in light of new technical information and changed economic conditions.

All monetary amounts included in the report are in end 2002 Australian dollars except where otherwise specified. MIM operations report in financial years ending 30 June, and within this report, unless otherwise stated, data and projections presented for a particular year refers to 12 months ending 30 June in that year. Valuation projections are tabulated as life of mine ("LOM") totals, sometimes together with annual figures for the first few years. Tonnages are metric and gold grades in grams per tonne except where noted. Various abbreviations and acronyms are used through the report and these are defined in an appendix.

The report includes individual reports on each of: Mount Isa mines, smelters and related assets; Ernest Henry mine; McArthur River mine; Ravenswood mine; Alumbrera mine; and MIM Coal operations. It concludes with brief reports on MIM's exploration projects and intellectual property, further qualifications and information applicable to the report and appendices covering references, contributors and abbreviations.





G R Appleyard

FAusIMM (CP), MCIM
Director

PL McCarthy

FAusIMM (CP), MIEAust (CP),
MAIME
Managing Director

CONTENTS



1 MOUNT ISA OPERATIONS

1.1 Introduction

1.1.1 Background

Mount Isa Mines Operations ("ISA") are based on copper and silver-lead-zinc mines at Mount Isa in NW Queensland (Figure 1). Silver-lead mineralisation was discovered in 1923 with underground mining commencing in 1931. Copper mineralisation was discovered in 1927 and mined intermittently for flux from 1941 before major open cut mining commenced in 1957. In 1947, silver-lead-zinc mineralisation was discovered at Hilton, since renamed George Fisher, 22 km north of Mount Isa, and underground production commenced in 1989. Production has increased in a number of major expansions and currently the copper and lead-zinc mines produce approximately 5.2 Mtpa and 3.3 Mtpa respectively.

Figure 1 Location Diagram. Mount Isa


Tailings Dams
George Fisher
Mount Isa
N
0
5
10
kilometres
Exploration targets
MIM's Mining Lease

Copper ore is treated to produce a copper concentrate and part of this is smelted to produce copper anode. The copper anode is railed to Townsville where it is refined to metal in ISA's copper refinery. The remaining copper concentrate is sold into the spot market. Lead-zinc ore is also concentrated at Mount Isa and lead bullion is produced in an on-site smelter. Zinc concentrate and lead bullion are railed to Townsville, where together with copper cathodes and copper concentrates and other products, they are shipped to market through a port facility leased by ISA. The lead bullion is refined to metal in MIM's Brittania Refined Metals ("BRM") facility in the UK.

This report reviews ISA's copper operations, including the Townsville refinery and port facility, then ISA's silver-lead-zinc operations, including BRM.

1.1.2 Geology

All copper and silver-lead-zinc mineralisation at Mount Isa occurs within the Urquhart Shale of the Mount Isa Group, a 4000m thick sequence of fine-grained, carbonate-rich, sedimentary rocks (Figure 2). The sequence dips to the west at 60-65^0, and strikes generally north-south. At Mount Isa, a north-plunging anticline, the Mount Isa

Fold, modifies local strike and dip. All economically significant mineralisation is on the western limb of the anticline.

Figure 2 Geological Plan. Mount Isa and Hilton/George Fisher


LOCAL GEOLOGICAL MAP
10Km
HILTON/
GEORGE FISHER
MINES
ISA MINES
TOWN
MAGAZINE SHALE
KENNEDY SPEAR SILTSTONE
URQUHART SHALE
NATIVE BEE SILTSTONE
BREAKAWAY SHALE
MOONDARRA SILTSTONE
WARRINA PARK QUARTZITE
JUDENAN BEDS
EASTERN CREEK VOLCANICS
Z

The major fault in the area is the north-south striking, west-dipping Mount Isa Fault, to the west of the orebodies. Just east of the Mount Isa Fault is the sub-parallel Paroo Fault, which curves sharply at depth to become the flat to shallow-dipping Basement Contact Fault, forming the base to Mount Isa copper mineralisation. The Hilton/George Fisher area is structurally more complex than Mount Isa with a greater degree of faulting and post-mineralisation igneous intrusions. The Urquhart Shale is also markedly thinner at Hilton/George Fisher. The George Fisher deposit represents the strike extension of the Hilton deposit across the Gidyea Creek Fault.

Copper mineralisation at Mount Isa is almost entirely hosted by an altered and brecciated rock-type known as "silica-dolomite", located above the Basement Contact Fault over a 3 km to 4 km strike length and to depths exceeding 1.5 km below surface (Figure 3).

Figure 3 Geological Cross Section. Mount Isa Deposits. Northern Mining Area


W
0
1000m
E
SURFACE
4/L
9/L
15/L
19/L
25/L
32/L
Kennedy-Spear Siltstone
Urquhart Shale
650 Orebody
3000 Orebody
3500 Orebody
TYPICAL CROSS SECTION
NORTHERN MINING AREA
Copper Ore
Zinc-Lead-Silver Ore
Silica-Dolomite
Stoped area

Silica-dolomite comprises silicified and dolomitised shale with varying degrees of fracturing and brecciation. The intensity of alteration, brecciation and mineralisation decreases away from the fault contact. Much of the copper mineralisation lies to the south of the silver-lead-zinc orebodies, but it continues to the north below the silver-lead-zinc mineralisation and extends to surface. The two ore types interfinger where they come into contact. The predominant mineral is chalcopyrite, accompanied by pyrite, pyrrhotite and cobaltite. Individual orebodies vary in dimensions, the 1100 orebody (part of the X41 deposit) being the largest discovered to date with a strike length of 2 km, maximum width of 500m and dip extent of 300-400m. Deep exploration drilling has recently been completed approximately 1.5 km to the north of the Enterprise orebodies with minor mineralisation intersected (Figure 4).

Figure 4 Longitudinal Projection. Mount Isa Deposits. Looking West, September 2002


ENTERPRISE MINE
2% 0.3%
Copper Orebodes
Zinc, Lead, Silver Orebodes
$50 NSRM
17/L
19/L

Silver-lead-zinc mineralisation is bedding-controlled, with individual sulphide bands ranging from 1mm to 1m in thickness and extending over several hundred metres along strike and down-dip. Around 30 orebodies have so far been defined at Mount Isa, slightly fewer (and structurally more disrupted) at Hilton/George Fisher. The main economic minerals are fine-grained galena and sphalerite, associated with fine-grained pyrite and pyrrhotite. Silver occurs mainly as freibergite in close association with galena. At Mount Isa, higher silver and lead grades are encountered close to the copper-bearing "silica-dolomite" zones in the south, decreasing gradually northwards. As a result, mineralisation becomes increasingly zinc-rich northwards.

To date, significant copper mineralisation has not been discovered at Hilton/George Fisher, although there are intentions to test for this possibility in the future.

1.2 ISA Copper Operations

1.2.1 Overview of Copper Mining Operations

Copper mining is presently underground in two geographically distinct areas named the Copper Mine (or X41) and the Enterprise Mine (Figure 4). The Copper Mine contains the 1100 and 1900 orebodies, while the Enterprise Mine consists of the 3000 and 3500 orebodies.

An open pit copper mining operation is being considered and is reviewed in Section 1.4.

1.2.2 Mineral Resources

Mineral resources at 30 June 2002 (Enterprise) and 31 December 2002 (X41 and open pit) are as follows:

Table 1 Mineral Resources, ISA copper deposits

Deposit	Cut-off grade (% Cu)	Category	Mt	% Cu
Enterprise 3000	1.7%	Measured	24.1	3.3
		Indicated	2.8	2.5
		Inferred	5.6	2.2
		Total	**32.5**	**3.0**
Enterprise 3500	2.0%	Measured	25.5	4.1
		Indicated	12.5	3.6
		Inferred	8.0	3.4
		Total	**46.0**	**3.8**
Total Enterprise		**Measured**	**49.6**	**3.7**
		Indicated	**15.3**	**3.4**
		Inferred	**13.6**	**2.9**
		Total	**78.5**	**3.5**
X41 (Copper Mine) (note – 17.5Mt @ 2.0% Cu is also reported under "open pit")	1.3% S of 4815N 1.5% N of 4815N	Measured	68.0	2.2
		Indicated	20.0	1.9
		Inferred	23.0	1.9
		Total	**111.0**	**2.1**
Enterprise plus X41		**Measured**	**117.6**	**2.8**
		Indicated	**35.3**	**2.5**
		Inferred	**36.6**	**2.3**
		Total	**189.5**	**2.7**
Open pit (note – 17.5Mt @ 2.0% Cu Is also reported under "X41")	0.5%	Measured	0	0
		Indicated	81	1.3
		Inferred	210	1.1
		Total	**291**	**1.2**
Total all copper deposits excluding double counted resources X41 and open Pit		**Measured**	**115.4**	**2.8**
		Indicated	**114.0**	**1.7**
		Inferred	**233.6**	**1.3**
		Total	**463.0**	**1.8**

Figures may not compute precisely due to rounding.
Mineral resources are inclusive of resources modified to produce ore reserves.
Sourced from MIM statements provided to AMC
Additions of Enterprise, Copper Mine and Open pit ore for indicative purposes; estimates are at different dates.

During 2002, ISA undertook an extensive program of review and validation of the Mount Isa copper resource database. Based on the revised database, new resource block models were prepared and mineral resources estimated using Ordinary Kriging ("OK"). The results were reviewed by an external consultant and internally by MIM.

Resource estimates are based on surveyed surface and underground diamond core holes, and channel/chip sampling of most development headings. Core handling, sampling, assaying and bulk density measurement procedures have evolved over the 80 year history of the mines, and current processes accord with good industry practice. A relative lack of iron and sulphur assays (less than 5% of the database) limits the ability to model gangue sulphide minerals.

Geological domains are applied, with "hard" boundaries for grade interpolation. Interpolated blocks are flagged for degrees of weathering. While data on mineralisation types within the potential open pit is currently limited, expectations are that approximately 60% of the material will comprise primary mineralisation, the remainder comprising oxide and transitional mineralisation. Classification is based on search and kriging parameters with an override based on geological confidence and stope depletion uncertainty.

During 2002, resource cut-off grades reduced from 2.5% Cu to 1.7% Cu for the 3000 orebody, to 2.0% Cu for the 3500 orebody, and to 1.3%/1.5% Cu for X41, resulting in a substantial increase in resource tonnes. Potential open pit mineralisation is reasonably sensitive to the lower cut-off grade, and a reduction from the present 0.5% Cu to (say) 0.3% Cu would probably increase tonnes significantly.

Potential open pit resources are based on, and reported within, a pit shell optimised on both copper and lead-zinc mineralisation. Resources are predominantly Inferred and a major drilling program and other work is underway to upgrade the classification. In AMC's opinion, a substantial increase in resource tonnes may not eventuate within comparable nominal open pit outlines.

If the cut-off grade for X41 was to be dropped to around 0.7% Cu, substantial additional mineralised material (referred to as "1100 low grade halo") might become convertible to mineral resources. Studies are ongoing.

The relatively limited ability to model gangue sulphide minerals inhibits confident prediction of acid mine drainage potential for the proposed open pit. ISA is addressing this matter as more drill samples become available.

In AMC's opinion, the resource estimates have been prepared in accordance with accepted industry standards and are based on exploration and sampling data of good quality. The estimates have been classified and reported appropriately in accordance with the JORC Code. Reviews and check estimates by the external consultant confirmed the ISA results and suggested that grade estimates for the potential open pit resources may, if anything, be slightly conservative.

Historically, approximately 30% of Inferred Resources has been used in long-term planning schedules at Mount Isa. AMC has taken this into account, and the effect of reduced cut-off grades during 2002, in providing inputs for valuation cases. Where justified for geological reasons, for example northern extensions to Enterprise, a factor greater than 30% has been applied.

1.2.3 Ore Reserves

Ore reserve estimates have not yet been prepared for the December 2002 mineral resource estimates. Between 30 June and 31 December 2002, mine production of 2.7 Mt averaging 3.4% Cu has depleted the reserves.

Enterprise reserves are based on a copper price of US$0.85 per pound. The cut-off grade for X41 is historical and not based on a particular copper price assumption.

Ore reserves are derived by a mine design process with four levels of confidence depending on the design detail. Mine dilution factors vary considerably from stope to stope, but in general are in the order of 4-6%. Most Measured and Indicated Resources have been reviewed for conversion to ore reserves, excluding the potential open pit and the increased resources for X41 resulting from the decrease in cut-off grade. Reserve cut-off grades for the Enterprise deposit were reduced during the year from 2.5% Cu to 2.0% Cu for the 3000 orebody and to 2.3% Cu for the 3500 orebody. The combination of an increase in available Measured and Indicated Resources and reduction in cut-off grades led to a substantial increase in copper reserves during 2002.

Completion of studies on the open pit resources and low grade X41 resources should add significant ore reserves, but as much of the remaining resources at X41 are remnant, the conversion rate to reserves is likely to be lower than historically experienced.

Reconciliation analysis shows that, in general, reserve grades for Enterprise 3500 tend to be overstated by 0.5-2%, grades for the Enterprise 3000 orebody tend to be understated by 1-4% and grades for X41 tend to be understated by approximately 5%. While variations on a stope by stope basis are greater than these averages, the reconciliation overall is considered by AMC to be good, and to confirm the reasonableness of the resource/reserve models.

In AMC's opinion, the ore reserve estimates have been prepared in accordance with accepted industry standards and have been appropriately classified in accordance with the JORC Code.

Table 2 Ore Reserves, ISA copper deposits, 30 June 2002

Deposit	Cut-off grade (% Cu)	Category	Mt	% Cu
Enterprise 3000	2.0%	Proved	14.7	3.5
		Probable	0.7	2.3
		Total	**15.5**	**3.5**
Enterprise 3500	2.3%	Proved	18.1	4.1
		Probable	1.2	3.6
Enterprise 3500N	3.0%	Probable	7.0	4.1
		Total	**26.3**	**4.1**
Total Enterprise		**Proved**	**32.8**	**3.9**
		Probable	**8.9**	**3.9**
		Total	**41.8**	**3.9**
X41 1100	2.0%	Proved	19.6	2.5
		Probable	8.6	2.4
		Total	**28.2**	**2.5**
X41 1900	2.0%	Proved	1.9	2.3
		Probable	1.4	2.3
		Total	**3.3**	**2.3**
Total X41		**Proved**	**21.5**	**2.5**
		Probable	**10.0**	**2.4**
		Total	**31.5**	**2.5**
Total Enterprise plus X41		**Proved**	**54.4**	**3.3**
		Probable	**19.0**	**3.1**
		Total	**73.3**	**3.3**
Open cut		**Total**	**Nil**	

Figures may not compute precisely due to rounding
Sourced from MIM statements provided to AMC.

1.2.4 Exploration Potential

There are three main areas where opportunities exist to add to ISA copper resources/reserves: extensions to the Enterprise deposit; untested zones near X41; and the "1100 low grade halo". In addition, there is potential on the remainder of the mining lease that requires further testing.

1.2.4.1 Northern Extension to Enterprise

The northern limits of the Enterprise deposit are currently not defined. Current underground drilling is intersecting mineralisation similar in style and grade to that already defined, and there is no doubt that additional resources will be delineated. Recent completion of two deep surface exploration holes and wedges 1.5 km to 2.0 km north of the current limit of Enterprise Inferred Resources has effectively limited the northern extension of prospectivity but does not affect potential for extension of the known reserve in its immediate vicinity.

1.2.4.2 Extensions to X41

ISA has identified numerous target areas in proximity to the X41 orebodies, particularly 1100 and Northern 1100. A program of around 40 underground drillholes has been planned, and AMC considers it likely that additional resources will be delineated. Part of this potential includes a more conceptual target east of the 1100 orebody and east of the Mount Isa Fold and Racecourse Shear, which could conceivably host a mineralised body in a similar structural position to the Enterprise 3500 orebody.

For both Enterprise and X41, AMC has made a judgement as to possible eventual additions to ore reserves from the more prospective areas of exploration potential for the purpose of considering valuation scenarios, and has included appropriate costs in its models.

1.2.4.3 1100 Low Grade Halo

Some of the "1100 low-grade halo" has already been drilled sufficiently to allow classification as Inferred Resources were reasonable prospects for eventual economic extraction to be demonstrated. However, the bulk of the halo would require substantial additional underground drilling to convert to Inferred Resources and then to Indicated/Measured Resources.

1.2.4.4 Remainder of Mining Lease

Exploration on the Isa Valley Project since 1999 has focused on potential below 500m. Four major priority targets were identified using the Enterprise geological model as a guide, one of which is the possible northern extension to Enterprise referred to above identified as the "Leichardt Ramp" (Figure 5). Of the other three high priority targets, Biotite South, Transmitter Ramp and Spring Creek Ramp, the Spring Creek Ramp, a flexure on the Mount Isa Fault north of George Fisher, is regarded as having potential to host deep copper and/or lead-zinc mineralisation in the vicinity of Hilton/George Fisher. A deep hole is planned to follow up older holes which intersected encouraging geology and geochemistry.

Other lower priority targets identified by the review are planned for follow up in later years. The Isa Valley exploration budget for 2003 is $5.2M.

Figure 5 Longitudinal Projection showing Exploration Targets, Mount Isa Mining Lease, September 2002


Biotite South
Leichhardt Ramp
Transmitter Ramp
Spring Ck. Ramp
ISA MINE
HILTON - GF
2.5 km
2.5 km
5 km
Current Drillhole (section 39000N)
Proposed Drillhole (8200N Hilton)
Proposed Drillhole (section 405000N)
Priority areas
Volcanics

1.2.5 Additions to Ore Reserves for Valuation Inputs

AMC has reviewed the Inferred Resources and the historical conversion rate from Inferred Resources to ore reserves, together with the potential for extensions to known deposits and the historical success rate in converting exploration potential to ore reserves, and has made estimates of additional material for inputs into valuation scenarios as shown in Table 3.

Table 3 Additions to Valuation Cases

		Cases 1 and 2		Case 3	
Deposit	**Orebody**	**Mt**	**%Cu**	**Mt**	**%Cu**
Enterprise	3000	3	2.5	3	2.5
	3500	4	3.7	5	3.7
	Total	7	3.2	8	3.3
Copper Mine (X41)		Nil		5	2.3
Cut-off grade reduction	-	12.6	1.7	12.6	1.7
Total copper deposits		**19.6**	**2.2**	**25.6**	**2.3**

Case 3 is additional to Cases 1 and 2

Appropriate exploration/delineation costs have been included in AMC's models. Additional value in the Isa Valley Project is considered in Section 7.

A recent study on the Copper Mine has identified that, at a lower cut-off grade, approximately an additional 12 Mt of ore reserves could be available. Stope designs will be completed in early 2003 and ore reserves estimated. Although of a slightly higher risk, AMC has included the additional tonnage in its models.

1.2.6 Mining

1.2.6.1 Introduction

The Copper Mine (X41) has been in operation since the 1960s during which the 1100 orebody has been the primary source of copper production. The 1900 orebody is of relatively moderate grade and is partially developed. The richest parts of the 1100 orebody have been mined over the past 40 years and only the lower grade areas and some remnant higher-grade areas remain to be exploited. Current stoping is generally confined to secondary or tertiary pillar open stopes with primary stopes in the hanging wall and footwall lense areas.

The Enterprise Mine is deeper seated and lies to the north of the Copper Mine (Figure 4). It is a relatively new mine developed in the 1990s and is accessed via an internal decline and internal hoisting shaft. Ore is hoisted up the internal shaft and a conveyor moves the ore to the U62 surface copper-hoisting shaft. Exploitation generally consists of primary open stopes, although some pillar recovery has already taken place.

Production from the combined mines has been 5.83 Mt, 5.66 Mt and 4.88 Mt in each of the years 2002, 2001 and 2000 respectively.

The LOM plan developed in November 2002 has a life of 18 years and a maximum production level of 7.8 Mtpa. The hoisting capacity of U62 is 6.5 Mtpa. The lead-zinc hoisting shaft, R62, has spare capacity to hoist the copper ore in excess of U62's capacity.

The lead-zinc concentrator will be used to campaign mill the additional copper ore for a period of approximately 18 months until the copper concentrator has been upgraded.

1.2.6.2 Underground Infrastructure

Because of the mine's long history, the underground infrastructure is well established. Surface shafts service the operations, hoisting copper ore and providing supplies, equipment and personnel access. The mine is well serviced with underground crushing facilities, heavy equipment workshops, stores, explosives magazines, cribrooms and the multitude of other facilities.

1.2.6.3 Copper Mine

1.2.6.3.1 Description

The Copper Mine has approximately 18 years of life remaining. The current stoping areas consist generally of secondary and tertiary stopes with cemented rock fill ("CRF") and cemented aggregate fill ("CAF") forming the exposed stope walls. Mining through this CRF and CAF is sometimes necessary to provide production drill access to the pillars. Geotechnically, the ground is horizontally de-stressed and development drives require substantial reparation to access the stope pillars. This is slow, methodical and time-consuming work.

Lower grade footwall and hangingwall lenses of the 1100 orebody still remain to be fully developed. These mineralised areas are in previously un-mined sections of the Copper Mine. On a gradual basis, these areas are being prepared for exploitation, and production from them will be combined with the pillar stopes.

The 1900 orebody lies to the north and east of the 1100 orebody. It is planned to bring it into production in 2004.

1.2.6.3.2 Historical Production and Operating Costs

Production and operating cost details for the period July 1999 to December 2002 are shown in Table 4. For 2000 to 2002, production was in excess of budget, but the unit operating cost generally exceeded budget. Over-budget costs have continued into 2003, but whether or not this is a long-term trend is not clear.

Table 4 Copper Mine Historical Production and Costs

	Mine Production (Mt)	Mine Costs ($/t)
2000	3.419	19.18
2001	3.355	18.72
2002	3.306	18.87
2003 YTD Dec	1.356	20.55

1.2.6.3.3 Risks

The risks in the Copper Mine lie in geotechnical issues and the scheduling of rehabilitation work to access the pillar stopes. Considerable effort has to be expended to refurbish the stope access development drives. This is a slow process, requires a very methodical approach and is allowed for in the mine schedule. However, there is a moderate risk that the work schedule is underestimated and may result in stopes coming on stream behind schedule.

There is geotechnical risk in accessing some of the footwall and hanging wall stopes. A recent unravelling failure in the backs of a hangingwall development drive accessing one of the low grade areas resulted in a delay to development in that area of some three months while the failure was made safe and remediated. There is the possibility that this mode of failure may occur again and result in the delay of stope production. AMC assesses this risk as being moderate.

1.2.6.4 Enterprise Mine

1.2.6.4.1 Description

The two orebodies comprising the Enterprise Mine, the 3000 and 3500, have a high geothermal gradient, and for this reason, working conditions can be challenging for equipment and personnel. Surface and underground refrigeration plants are used to cool intake air, thus providing more comfortable working conditions.

The orebodies are accessed through a decline from the bottom of the R62 services and lead-zinc hoisting shaft. Ore from the stoping and development operations is hoisted via the M62 internal shaft of capacity 3.5 Mtpa to the bottom of the U62 copper-hoisting shaft. Both orebodies are mined through various open stoping methods.

The 3500 is a single north-south striking lens dipping at 60 to 70 ° to the west. There are some significant geotechnical difficulties that have to be managed to ensure maximum ore recovery and extreme care is required to mine successfully. The application of cemented paste backfill is critical to the operation. Delays in placing fill can result in deteriorating ground conditions.

The 3000 orebody mineralisation is akin to the 1100, but is geotechnically competent and capable of high production rates from the open stopes.

In general, stoping operations are moving from south to north, increasingly distant from the major underground infrastructure. The costs of moving the ore will therefore tend to increase over the life of the orebodies. However, this is partially offset by scheduled annual production increases. On the other hand, as the 3500 orebody narrows to the north, individual stopes will be smaller and ground conditions more challenging so that the unit cost of mining them will tend to increase.

1.2.6.4.2 Historical Production and Operating Costs

Production and operating cost details for the period July 1999 to December 2002 are shown in Table 5. Production has been generally close to or slightly less than budget, and unit operating costs slightly higher.

Table 5 Enterprise Mine Historical Production and Costs

Year	Mine Production (Mt)	Mine Costs ($/t)
2000	1.466	40.68
2001	2.301	29.05
2002	2.524	29.82
2003 YTD Dec	1.309	29.35

The high unit cost in 2000 relates to the initial period of production from Enterprise.

1.2.6.4.3 Risks

Adverse geotechnical conditions, particularly in the 3500 orebody, causing stope collapses and failures, provide a moderate production risk.

One other risk is in failure of the paste fill system to service the stope filling schedule in an appropriate timeframe, and the lack of a back-up fill system. AMC assesses this risk as low, but it is a critical component of the mining cycle and would have serious effects upon the production schedule were it to fail.

Problems with the U62 hoisting system could cause total copper production to be severely interrupted. AMC assesses this risk as low.

1.2.6.5 Mining Inputs into Valuation Projections

AMC mining schedules are predicated on the November 2002 LOM plan.

Table 6 Mining Inputs into Valuations

	Case 1 & 2	Case 3	Comments
Average Mining Rate (000 tpa)			
Copper Mine	2,440	2,725	Max all cases, 4,600 tpa
Enterprise	2,710	2,770	Max all cases, 3,500 tpa
Operating Cost ($/t)			
Copper Mine	18.50	18.00	Reflects limited development
Enterprise	27.04	26.56	Similar to present
Capital Cost ($M)			
Expansion	148	148	Primarily Enterprise underground development & infrastructure
Sustaining	225	240	$2.50 /t annual production

1.2.7 Copper Processing

1.2.7.1 Metallurgical Overview

Chalcopyrite is the dominant copper mineral in the silica-dolomite host rock to the copper underground orebodies. Pyrite and minor pyrrhotite are the principal sulphide gangue minerals.

The copper concentrator was commissioned in 1973 treating ore at a throughput rate of 4.5 Mtpa to produce 155,000t of copper annually. A number of expansions and circuit modifications have increased the production capacity with 5.8 Mtpa of ore treated in 2002 together with 392,500t of recycled smelter slag, to produce a total

210,600t of contained copper in concentrate. The smelter slag is periodically campaign treated through one of the two process lines in the concentrator.

The copper ore flowsheet comprises two parallel lines with similar configurations. A conventional SAG-ball mill circuit is employed for comminution on each line to produce flotation circuit feed at a nominal P80 sizing of 120 µm. The final flotation concentrate is pumped to the copper smelter as feedstock. A project to expand the flotation circuit capacity to re-establish a longer residence time and to improve metallurgical recovery has recently been completed. In almost all respects the copper concentrator is of a standard nature and capable of maintaining excellent copper recovery to concentrates.

1.2.7.2 Metallurgical Performance

Based on its preparation of a metallurgical response model, AMC concluded that the production parameters materially influencing the performance outcome are the plant throughput rate and the attendant grind size. Using planned throughput rates, AMC's model predicts a copper recovery of 93.9%, marginally lower than that planned by ISA. The projected feed grade is relatively constant as is the concentrate grade.

The limiting factor in the production plan is the copper smelter output capacity. For Cases 1 and 2, AMC projects a smelter output capacity of 245,000 tpa of copper, and for Case 3, 255,000 tpa. The production models for each of these cases have been factored around these smelter capacity values.

1.2.7.3 Process Operating Cost

Table 7 shows that the unit operating cost has been decreasing markedly since 1999 as a result of a cost cutting program. While process efficiencies have been introduced in a number of areas, the largest single contributor towards the reduction in the operating cost has been a reduction in the manning levels, with manpower costs constituting in excess of 40% of the total operating cost. At the same time, the increase in the plant throughput rate has reduced the unit operating cost.

Table 7 Actual Unit Operating Cost from 1997 to First Half 2003 ($/t treated)

1997	1998	1999	2000	2001	2002	First Half 2003
6.49	6.85	6.83	6.33	5.83	5.66	6.69

ISA's planned unit operating costs to 2007 average $5.33 /t, with a continuing decrease throughout the period. AMC has used these projections to 2007, thereafter assuming the annual unit cost remains constant.

The high first half 2003 unit cost is because the entire stockpile of converter slag is being processed throughout the 2003 year. The associated transport and milling costs has increased unit costs but this has been offset by additional concentrate production.

Table 8 Projected Unit Operating Cost for the Period to 2007 ($/t treated)

2003	2004	2005	2006	2007
5.81	5.68	5.22	5.00	4.96

1.2.7.4 Sustaining Capital

AMC has accepted the planned allocation for sustaining capital to 2007. The allocation for 2003 is comparatively low because of the major capital injection that has been undertaken with the recent flotation capacity expansion program. After 2007, AMC has projected costs ranging from $1.0M to $0.2M pa.

Table 9 Sustaining Capital Projections ($M)

2003	2004	2005	2006	2007
0.67	1.50	2.65	1.50	1.60

1.2.8 Copper Smelter

1.2.8.1 Background

The first copper was smelted in Mount Isa's lead smelter as a wartime measure during 1943/46. Following an increase in copper ore reserves, copper smelting on site started in 1953. Further increases in ore reserves led to staged increases in the plant's capacity. The last expansion was completed in 1999. The ISASMELT technology developed at Mount Isa was fully incorporated into the process flow sheet at that time. Feed to the plant, in the form of sulphide concentrates, comes from the ISA copper concentrator and from the Ernest Henry mine ("EHM").

Filtered ISA concentrate is mixed with EHM concentrate and recycled smelter slag concentrate in a blending plant to provide a uniform feed. A continuous feed of concentrates with appropriate flux and coal additions is pelletised in a disk pelletiser and transported by belt conveyor to primary smelting. Primary smelting is done through a single ISASMELT furnace. Matte and slag are tapped intermittently from the ISASMELT furnace into a rotary holding furnace ("RHF") for settling. The product matte is treated in Pierce-Smith converters. Blister copper from the converters is refined in rotary furnaces prior to being cast into anodes. Matte and blister copper are transferred in the smelter aisle by overhead cranes and ladles. There are four converters, two refining furnaces and a single anode casting wheel.

Copper anodes are transported by rail or road to Townsville for electrorefining.

Slags from the RHF and the converters are dumped separately. The recovery of copper from the slags is achieved by processing a mixed feed through one line of the copper concentrator and blending the slag concentrate with the ISASMELT feed.

ISASMELT and converter gases can be processed through the nearby WMC Resources Limited ("WMC") acid plant or discharged to atmosphere via the 153m stack.

1.2.8.2 Recent Performance

There has been a steady improvement in smelter output since 1998 with 233,000t of anodes produced in 2002. This improvement reflects an increase in plant utilisation from 61% to 83%. At the same time total manpower has been reduced from 246 to 204 persons and this, together with the increase in production, has lowered the unit cost of smelting from $525 /t to $292 /t of anodes in 2002.

Recent refractory improvements plus better control of furnace operations have extended the time between rebricks of the ISASMELT and refining furnaces to two years and the target is to reach 2.5 years.

In recent years effort has been put into improving plant availability and increasing the throughput rate. Work has been done in the feed preparation area, gas handling systems and RHF and converter operations and improvements have been made in all areas.

At the present time operating improvements are targeted in the down-stream process areas of converting and anode refining and casting. ISA managers are confident that such improvements will lead to increased production and that small reductions in manning can be achieved.

The smelter is the bottleneck in the ISA copper production stream. Priority is given to processing EHM concentrate and slag concentrates/reverts with ISA chalcopyrite concentrate making up the balance of the feed. Surplus ISA chalcopyrite concentrate is sold on the spot market, with currently favourable terms.

1.2.8.3 Important Issues

Generally the plant is in an acceptable condition but maintenance and plant replacement will always be an ongoing issue in a smelter of this age.

Assuming satisfactory plant conditions, the ISASMELT furnace should be able to smelt 1.13 Mtpa concentrate in a year when there is no furnace re-bricking and 1.03 Mtpa when there is a re-brick. With an average concentrate grade of approximately 27% Cu and full processing of RHF and converter slags to give a plant recovery of 95% this equates to 290,000 tpa and 264,000 tpa of anodes respectively. Hence, based on an average furnace rebrick life of two years, the average capacity is 1.06 Mtpa concentrate or 270,000 tpa of anodes. If a furnace rebrick life of three years can be achieved, the respective average capacities are 1.096 Mtpa and 280,000 tpa.

Until now converting and anode casting capacity have limited the overall smelter capacity. Work is underway to improve converter practice and this is likely to be successful. However, attempts to increase anode casting capacity by increasing the casting rate is likely to fail because of the lower anode quality. Based on available experience the anticipated capacity of the anode plant is 270,000 tpa in a year when there is no furnace rebricking and 250,000 tpa when there is a rebrick. If the furnace rebrick life is two years, the average is 255,000 tpa and with a life of three years, say 260,000 tpa.

1.2.8.4 Metal Recovery

The plant recovery at 95% is low by world standards. This is due to the small size of the RHF, which limits the slag settling time. There is no easy fix to this problem.

1.2.8.5 Risks and Opportunities

The following risks are identified, none of which are considered to be unusual in a smelter operation or of high probability. Risks are rated minor, moderate or high.

- Incidents such as fires and spills can disrupt production. (moderate)
- Failure to follow operating procedures will lead to shorter refractory lives. (high)
- Deterioration of the ISASMELT gas handling system could restrict the smelting rate periodically and extensive repairs could be required. (moderate)
- An increase in the smelting rate will lead to higher copper and gold losses in the RHF slag and this will need to be balanced against the benefits of higher production. (high)
- Possible loss of several experienced metallurgists would adversely affect the operations. (moderate)

The following opportunities are identified.

- Detailed planning is likely to shorten the shut down time for furnace rebricking.
- Improvements in refractory quality and close attention to details during installation and careful operation could increase furnace life beyond the three year target.
- The new focus on converter operations should result in improvements.
- Consolidation of control rooms should give operating improvements and lower manning levels

- It may be possible to increase the length of the anode furnaces to increase their capacity and thereby increase the smelter capacity at modest cost.

- Rapid clean up of the site will improve the visual appearance of the smelter and improve working conditions. It should also lead to lower manning levels.

1.2.8.6 AMC Projections for Valuation

Table 10 Smelting Inputs into Valuation Projections

	Cases 1 and 2	Case 3
Anode Production (Mtpa)	0.245	0.255
Smelting Rate (Mtpa)	0.955	0.990
Operating Cost ($/t anode)	290	285
Capital Cost ($Mpa)	7	7.5

In Cases 1 and 2, priority is given to treating EHM concentrate and surplus ISA concentrate is sold on the spot market. EHM and ISA concentrates have a grade of 28% Cu and 27% Cu respectively. RHF and converter slags are retreated through the concentrator and smelter on a regular basis and the average smelter recovery (copper and gold) is 95%. Production is limited by anode refining and casting to an average of 245,000 tpa of anode copper.

The stockpile of 800,000t of RHF slag containing 14,000t of recoverable copper is being treated in the period 2002-2004 and will make an additional 55,000t of ISA concentrate available for sale.

In Case 3, production increases to an average of 255,000 tpa of anode, with corresponding increases in the concentrate smelting rate. The RHF stockpile is larger at 1,000,000t and contains 18,000t of recoverable copper equivalent to 70,000t of ISA concentrate.

1.2.9 Copper Refinery

1.2.9.1 Background and Process Description

Copper Refineries Pty Ltd. ("CRL") started production in 1959. Since then the plant capacity has been expanded in stages in phase with expansions at the ISA copper smelter. The plant has had a history of innovation and the ISAPROCESS refining technology developed at Townsville is used. In 1999 a major expansion and equipment upgrade project was completed and the refinery has a reputation for being state of the art.

Anodes from the ISA smelter are unloaded from rail or truck and processed through an anode preparation machine. After spacing they are conveyed into the Tankhouse for loading into the electrolytic cells. A sulphuric acid/copper electrolyte is circulated through the cells. Copper is refined in the cells with a heavy DC current by plating from the anodes onto permanent stainless steel cathode plates. The cathode plates are removed from the cells after seven days and the copper deposits are washed, stripped, bundled and weighed for shipment by a cathode stripping machine. The stainless steel cathode plates are returned to the cells for another production cycle. Anode life is 21 days and at the end of this period anode scrap is removed from the cells and processed through an anode scrap machine where it is washed and bundled. Anodes, anode scrap and cathode plates are handled in and out of the cells by cranes fitted with automatic positioning.

Impurities in the anodes either go into solution in the electrolyte or report to the slimes at the bottom of the cells. The electrolyte is passed through a purification process to remove soluble impurities such as arsenic, nickel and iron. Slimes are removed from the cells as part of the anode changing operation. The slimes containing gold, silver, lead and copper are dried and packed for shipment.

Anode scrap (15% of anode weight) is transferred to the Casting House, melted in an auxiliary furnace and cast into anode for return to the Tankhouse.

Equipment installed includes 1162 cells arranged in 37 sections, two Tankhouse cranes, one anode preparation machine, one anode scrap machine, two cathode stripping machines, one ASARCO furnace and one anode casting machine.

Copper cathode is sold under the LME registered ISA brand and transported by road to domestic customers or by sea to foreign customers. The quality of ISA copper is highly regarded and sold at a premium to the LME price. Slimes are sold to Norddeutsche Affinerie ("NA") in Hamburg, Germany for recovery of gold and silver.

In parallel with the refinery operations, CRL conducts a successful technology marketing business, which is responsible for licensing the ISAPROCESS technology, and manufactures and supplies stainless steel cathode plates that are used in the process. The technology is used in some 50 different plants throughout the world. The cathode plate manufacturing plant is integrated into the refinery Tankhouse operations and produces about 80,000 plates each year.

1.2.9.2 Recent Performance

Since 1999 the refinery has demonstrated excellent performance. Operating data is equal to the world's best. Production has been restrained by the anode supply from ISA. Copper cathode production in 2002 was 239,000t and the operating cost was $91 /t. Copper recovery is 99.9%.

Introduction of new equipment has enabled the manning level to be reduced.

1.2.9.3 Important Issues

Labour turnover is low and this helps to maintain efficiencies. Metallurgical staff are very experienced and exposure to other plant as part of the ISAPROCESS technology transfer activity is good training. Morale is good.

The plant condition is generally good. The removal of redundant equipment from the Casting House has provided ample useful covered storage. The anode casting wheel has been in continuous operation since 1959 and, although the present duty of processing scrap (36,000 tpa) is relatively light, it requires careful monitoring because of its age.

Assuming an uninterrupted anode supply the refinery capacity is 270,000 tpa of copper cathode. Additional capacity can be gained by either installing additional rectifier capacity to increase the current density or installing additional cells.

1.2.9.4 Risks and Opportunities

The following risks are identified.

- Production delays at ISA can flow through to lost production in the refinery. Production lost due to cells out of circuit cannot be recovered. The only way to avoid this is to hold anode stocks at Townsville. (moderate)

- Any undetected change in anode composition may cause a temporary reduction in efficiency and quality. (minor)

The following opportunity is identified.

- Capacity can be increased to 295,000 tpa with a relatively low capital expenditure for a rectifier.

1.2.9.5 AMC Projections for Valuation

Table 11 Refinery Inputs into Valuation Projections

	Cases 1 and 2	Case 3	Comments
Production Rate (Mtpa)	0.245	0.255	To meet Isa anode production
Operating Costs ($/t cathode)	90	87	No overall cost increase, unit cost reduces with production increase
Capital Costs ($Mpa)	1.3	1.3	No extra cost for Case 3

1.2.9.6 Environmental Issues and Costs

Environmental management is of a high standard with significant focus and success on waste management strategies. Some issues are discussed in the following paragraphs.

Soil and groundwater contamination is the most significant environmental risk associated with this site. Contamination originating from refinery landfill, leaking storage dams and years of ongoing soil contamination from process areas has impacted on the quality of the site's soil and groundwater. The site has some disused ammonium sulphate evaporation ponds which have caused contamination to the ground and groundwater, a legacy of past practices of landfilling waste products. There is a need to prevent seepage into the adjacent Stuart Creek in the short-term and a need for a more sustainable long-term solution.

Historically the refinery has discharged contaminated water or allowed contaminated water to leave the lease. The topography directs the water toward Cleveland Bay. No estimate has been made of the potential cleanup costs (if any) associated with this contamination.

A large proportion of the buildings located on this site are clad in asbestos roof and wall sheeting and pose a significant cost for its removal and replacement. It is assumed in this review that on closure of this facility the land and buildings will be subdivided and sold with the responsibility of asbestos management being passed on to the new owners.

Assuming a 15 year life, and that all major buildings and most concrete remain, AMC has projected closure costs of $11.0M. Estimates of the salvage value of plant, buildings and sale of any freehold land have not been considered.

1.2.10 Townsville Wharf

1.2.10.1 Background and Operation

Most of ISA's product is shipped through the wharf and the facilities have been expanded in stages in line with expansions at Mount Isa. Long-term leases secure the company's access to wharves and storage areas.

Operations cover the storage and loading of bulk cargoes such as concentrates, loading of copper cathodes and lead bullion and the handling of general cargo. MIM operates the concentrate business and a separate company, Northern Shipping and Stevedoring Pty Ltd ("NSS"), in which MIM is a major shareholder, carries out the other activities. The facilities include a rail siding and tippler, a bulk concentrate storage shed, conveyors and ship loader, one container crane and associated wharf and mobile equipment.

Regular profits are earned from work performed for other companies and, because of the long leases on the land and equipment, this arrangement is likely to continue. A wharf and crane under lease to MIM is subleased for unloading nickel ore.

Approximately 1.0 Mt of MIM products is handled each year. Most of ISA's product is sold CIF so shipping schedules are in MIM's hands. Shipping is arranged by MIM Metals Marketing in Brisbane.

1.2.10.2 Important Issues

Labour turnover is low and this stability should enable operations to continue efficiently. Morale is good.

Equipment is well maintained and no major capital expenditure is planned. There is adequate capacity in all areas.

1.2.10.3 Risks and Opportunities

The major risk is the oil price. An increase in price will lead to higher shipping costs.

From time to time the opportunity to handle additional third party cargoes will arise.

1.2.10.4 Environmental Issues and Costs

Contamination of sediments within the Townsville Port has accumulated over the years of handling concentrate at the rail car unloading, storage and ship loading facilities. Current practices have improved the quality of potentially contaminated surface waters entering the Port. In the event of closure, a cost will be associated with MIM's contribution to the sediment pollution within the Port area.

Assuming a 15 year life, that all buildings, sealed surfaces and associated infrastructure eg conveyor systems will remain, and that all minerals concentrate will be removed, with third party customers accepting liability for any of their products, AMC has projected closure costs of $5.0M. Estimates of the salvage value of plant and buildings have not been considered.

Although the Port area is zoned industrial land use, the nearby City of Townsville is zoned residential/commercial and over recent years, residential developments have been and will continue to be developed in close proximity to the Port area. This issue is not solely an MIM issue as other companies produce noise and dust 24 hours a day, 365 days a year. If residential development continues unabated, community pressure may result in costly noise and dust reduction strategies.

Current wastewater and stormwater management strategies are a highlight of the environmental performance within the CRL Port facilities.

1.2.10.5 AMC Projections for Valuation

- Shipping and wharf operations will continue as at present.
- Revenue from wharf operations ($10M pa) equals the operating costs plus administration charges associated with the Townsville Operations (CRL and wharf).
- Rail, road and sea freight costs associated with moving ISA products from mine to market will average $75 /t.
- Capital expenditure will average $0.3M pa.
- Closure costs as discussed above.

1.2.11 Copper Marketing

Mount Isa copper concentrates, surplus to the smelter's requirements, are mainly sold on the spot market through traders. The main buyers are in China with some sales in India, Korea and Japan.

At present there is a shortage of concentrates and smelters are offering low treatment charges, such that there is very little difference in profit between processing Mount Isa concentrate through the ISA smelter/refinery or selling concentrates. ISA is confident that the currently relatively favourable terms will continue for 2003.

Copper cathode is sold under annual contracts mostly to long-term buyers. Domestic sales are currently 70,000 tpa. Price is set at a premium to the LME monthly average price.

Approximately 380 dry tonnes of copper refinery slimes are sold under contract to NA each year. The slimes contain 6-8 kg/t Au, 6-12 kg/t Ag and 18-20% Cu. Copper is also recovered, but the treatment charge is so high that there is a loss on the copper.

ISA buys EHM copper concentrates on annual calendar year contracts that reference annual Japanese contracts.

The following charges and terms have been built into AMC's models.

- Treatment charge for ISA copper concentrate sales at US$22.50 /t of concentrate increasing to US$70.00 /t after two years. Payment for 96.3% of the copper at the LME price.
- ISA pays EHM for 96.4% of the copper in concentrate and 95% of the gold in concentrate and charges EHM a fee of US$111.70 /t of concentrate for smelting and refining. ISA's charge for refining the gold is US$4.00 /oz.
- Payment for ISA copper cathode at the LME price plus US$40.00 /t.
- Treatment charge for copper refinery slimes at $28.00 /oz gold with no charge for the silver. Gold in slimes all comes from EHM. Payment for 95% of the gold in the EHM concentrate (93% if grade below 10 g/t Au).

1.3 ISA Lead-Zinc Operations

1.3.1 Overview

Lead-zinc operations comprise several mining areas that are grouped into two separate mines, the Isa (or Lead) Mine and the Hilton/George Fisher Mine.

Two valuation cases have been prepared for the lead-zinc operations. For total ISA models, Case 1 is consolidated with Cases 1 and 2 for copper and Case 2 is consolidated with Case 3 for copper.

1.3.2 Mineral Resources

Mineral resources at 30 June 2002 (Isa and Hilton/George Fisher) and 31 December 2002 (open pit) are listed in Table 12.

During 2002, ISA undertook an extensive program of review and validation of the silver-lead-zinc database. The basis of calculating lower cut-off grades was, except for the open pit, changed from a lead equivalent formula to a net smelter return ("NSR") formula with updated metal prices, costs and recoveries. A new category of "narrow" resources was also introduced (3.3-4.4m horizontal width) to allow for improved abilities in narrow mining. The resource estimation results were reviewed by an external consultant and internally by MIM.

Resource estimates are based on surveyed surface and underground diamond core holes, and, for geological interpretation purposes only, channel/chip sampling of development headings. Core handling, sampling and assaying procedures have evolved over the 80 year history of the mines, and current processes accord with good industry practice. The databases for Hilton and George Fisher are of more recent vintage and higher quality than that for the Isa Lead Mine. In particular, for the Isa Mine, there is a relative lack of iron assays (approximately 10% of the database) which impacts on the calculation of NSR and bulk density values, and on resource

classification. Since drillhole intercepts are weighted by both grade and bulk density, ISA has had to assign or calculate iron assays where these are missing. In AMC's view, the procedures adopted are reasonable, but will result in minor to moderate uncertainties in grade estimation and cut-off grade determination at a local resource block scale. The overall impact is considered unlikely to be material to a valuation.

Table 12 Mineral Resources, ISA silver-lead-zinc deposits

Deposit	Cut-off (NSR $/t)[1]	Category	Tonnes (M)	Grade		
				Lead (%)	Zinc (%)	Silver (g/t)
Isa	$49 wide[2]	Measured	12.3	6.0	6.7	157
(note: 19.6Mt	$54 narrow[3]	Indicated	14.1	6.3	5.7	157
is also reported		Inferred	9.7	5.2	6.4	126
under "Open Pit")		**Total**	**36.0**	**5.9**	**6.3**	**149**
Hilton	$50	Measured	13.9	6.9	8.5	164
		Indicated	17.0	6.0	8.9	132
		Inferred	4.4	5.2	9.7	98
		Total	**35.3**	**6.3**	**8.8**	**140**
George Fisher	$48	Measured	10.4	4.9	9.9	111
		Indicated	27.7	4.2	9.5	89
		Inferred	59.8	3.8	9.0	70
		Total	**97.8**	**4.1**	**9.3**	**80**
Open pit	1% Zn eq	Measured	0	0	0	0
(note: 19.6Mt	sulphide	Indicated	37.0	3.3	3.9	77
is also reported	1.5% Zn eq	Inferred	250.0	3.2	4.4	74
under "Isa")	transitional	**Total**	**287.0**	**3.2**	**4.3**	**74**
Total all lead-zinc deposits		Measured	30.2	6.0	8.6	146
excluding double counted		Indicated	87.6	4.4	6.7	99
resources Isa and Open Pit		Inferred	318.9	3.4	5.4	75
		Total	**436.7**	**3.8**	**5.9**	**85**

Sourced from reports provided by MIM to AMC
Mineral resources are inclusive of resources modified to produce ore reserves.
Figures may not compute precisely due to rounding. Additions are indicative only because of different estimating dates

[1] NSR = Net Smelter Return (zinc equivalent cut-offs used for open pit)
[2] Wide = ≥ 4.5m horizontal
[3] Narrow = 3.3-4.4m horizontal

Geological domains are treated as "hard" boundaries during grade interpolation. Hilton and George Fisher are both structurally complex, resulting in a large number of domains. Silver-lead-zinc mineralisation extends to near-surface at all deposits, but a lack of high quality sampling information combined with uncertainty as to metallurgical amenability and the distribution of oxidised and partially oxidised mineralisation, has resulted in resource estimation being confined to primary mineralisation only.

For underground resources, silver, lead, zinc, copper, iron and sulphur grades are interpolated into blocks using an MIM-developed "unfolding" interpolation procedure known as "eastern offset". For the open pit, grades are interpolated using Ordinary Kriging.

Classification is based primarily on drill spacing and geological confidence, but as it is also substantially dependent on confidence in iron grades, an override has been applied. Approximately 50% of the Inferred Resources at Isa is classified as such because of low confidence in iron values.

While mineral resources for Hilton and George Fisher changed only marginally as a result of the procedural changes introduced in 2002, resources for the Isa Lead Mine approximately doubled. The main contributors to this increase were "narrow" resources (40% of total resources) and low-iron/low-lead/zinc mineralisation (approximately 10% of total resources), which had previously been excluded because no allowance had been made for the positive effect of low iron on metallurgical recoveries.

Reviews and check estimates by the external consultant confirmed the ISA results. In response to the external consultant's concerns regarding iron assays, ISA developed a procedure for calculating or assigning iron values which AMC considers to be satisfactory.

In AMC's opinion, the resource estimates have been prepared in accordance with accepted industry standards and are based on exploration and sampling data of good quality. The estimates have been classified and reported appropriately in accordance with the JORC Code.

The resource estimate for open pit lead-zinc mineralisation was reported for the first time in January 2003. While AMC is satisfied that the estimate has been prepared appropriately, there is a relative lack of data with respect to QA/QC assessment, in-situ bulk density measurements for oxide and transitional mineralisation, iron assays, and drilling information at lower grades. These are progressively being addressed by ISA with a major drilling program currently underway, however the current resource estimate is considered by AMC to be appropriate only for preliminary or conceptual pit designs, not for detailed designs.

Historically, approximately 30% of Inferred Resources has been used in long-term planning at Mount Isa. AMC has taken this into account in providing inputs for valuation cases.

1.3.3 Ore Reserves

Ore reserves for silver-lead-zinc deposits at 30 June 2002 are listed in Table 13.

Ore reserve estimates have not yet been prepared for the December 2002 mineral resource estimates. Between 30 June and 31 December 2002, mine production of 1.5 Mt averaging 4.9% Pb, 7.5% Zn has depleted the reserves.

Ore reserves are derived by a mine design process with four levels of confidence depending on the design detail. Most Measured and Indicated Resources have been reviewed for conversion to ore reserves. Reserve cut-off parameters were revised during 2002, and include an "opportunity cost" which is the calculated interest that would be gained if funds invested in the mine were placed in an alternative investment. The opportunity cost for George Fisher and Hilton was calculated as $10 /t, and for Isa was calculated at $4 /t. Metal price inputs are from MIM long-term projections but are different for Hilton/George Fisher than for Isa.

Table 13 Ore Reserves, ISA silver-lead-zinc deposits, 30 June 2002

Deposit	Cut-off (NSR $/t)[1]	Category	Tonnes (M)	Grade		
				Lead (%)	Zinc (%)	Silver (g/t)
Isa	$53 wide[2]	Proved	5.4	5.9	5.6	155
	$58 narrow[3]	Probable	5.0	5.8	6.6	149
		Total	**10.4**	**5.8**	**6.1**	**152**
Hilton	$60	Proved	5.9	6.3	8.1	150
		Probable	6.5	6.0	9.2	119
		Total	**12.4**	**6.1**	**8.7**	**134**
George Fisher	$58	Proved	6.9	5.4	9.9	120
		Probable	15.1	4.7	9.5	101
		Total	**22.0**	**4.9**	**9.7**	**107**
Total all lead-zinc deposits		Proved	18.2	5.8	8.0	140
		Probable	26.6	5.2	8.9	114
		Total	**44.8**	**5.5**	**8.5**	**125**

Sourced from MIM reports provided to AMC
Figures may not compute precisely due to rounding
[1] NSR = Net Smelter Return
[2] Wide = ≥ 4.5m horizontal
[3] Narrow = 3.3-4.4m horizontal

Reconciliations between predicted grades and actual grades show that there is a general tendency for grades to be over-estimated by between 1% and 6%, and for tonnes to be either over- or under-estimated by between 1% and 3%. For year-to-date 2003, lead metal content has been over-estimated by 2% and zinc metal content by 0.5%.

Given the complexity of the lead-zinc operations, AMC considers these reconciliations to be good, and to confirm the reasonableness of the resource/reserve models.

In AMC's opinion, the ore reserve estimates have been prepared in accordance with accepted industry standards and have been appropriately classified in accordance with the JORC Code.

1.3.4 Exploration Potential and Additions to Ore Reserves for Valuation Inputs

AMC has reviewed the location and potential of Inferred Resources for its Case 1 valuation scenario, and has assessed that somewhat less than 30% might eventually convert to ore reserves. The best potential lies in proximity to, and north of the George Fisher deposits. For Case 2, AMC has reviewed the potential for extensions to known deposits and the historical success rate in converting exploration potential to ore reserves.

Table 14 Additions to Valuation Cases

	Case 1				Case 2			
	Mt	%Pb	%Zn	ppmAg	Mt	%Pb	%Zn	ppmAg
Isa	2.9	5.1	5.4	124	1.0	5.7	5.8	130
Hilton	1.3	4.8	9.2	89	3.0	6.1	8.7	134
George Fisher	17.8	4.2	9.0	77	10.0	4.9	9.7	107
Total	**22.0**	**4.4**	**8.5**	**84**	**14.0**	**5.2**	**9.2**	**114**

Case 2 is additional to Case 1

For Hilton and George Fisher, the Case 2 upside potential has been given the same grade as the respective ore reserves, since the potential is mainly for along-strike extensions.

Appropriate exploration/delineation costs have been included in AMC's models.

1.3.5 Mining

1.3.5.1 Isa Lead Mine

1.3.5.1.1 Description

This is a mature underground mine with many years of mining history. It still contains substantial resources and reserves, with several years of production still possible, subject to economics. Some additional reserves have been created by a recent decision to reduce the minimum mining width from 4.5m to 3.0m. At its scheduled production rate of 1.3 Mtpa, current reserves could sustain an eight year life, with a few more years possible from conversion of accessible, higher-grade resources.

The working areas of the mine are in good condition, with infrastructure well maintained. Most of the production currently comes from several widely separated remnant stoping blocks, requiring a lot of mine openings and associated infrastructure to be maintained. Tele-remote loaders are required to extract most of this ore. The ore is trammed to one of several orepasses and gravitates to the rail haulage level for transport to the underground crusher, before being hoisted to surface in the R62 shaft.

A new stoping block, the Deep Lead Mine, has been developed below this haulage level. Initial production was hauled up to an orepass to feed the rail haulage level. A new ore tipple has just been completed below the production level, so this ore can now bypass the rail haulage system.

This is a relatively high cost operation and first half 2003 operating costs exceed budget due to lower than planned output. Tele-remote loader problems continue to limit production from remnant stoping blocks.

Table 15 Isa Lead Mine Historical Production and Costs

	Mine Production (Mt)	Mine Costs ($/t)
2000	1.873	30.68
2001	1.596	29.38
2002	1.235	29.87
2003 YTD Dec	0.513	36.99

Much of the remaining remnant ore in the upper levels of the mine may be recovered from possible future open pit mining operations.

1.3.5.1.2 Risks and Opportunities

The major risk at this operation is that the high cost remnant mining operations become unviable due to continuing low metal prices.

The main opportunity to reduce costs would be to close the remnant mining operations and concentrate production in the Deep Lead Mine. This would allow closure of much of the extensive development and substantial infrastructure, including the orepasses and rail haulage system. There is then the risk that the resulting lower level of production is itself unviable at this depth.

1.3.5.2 George Fisher Mine

1.3.5.2.1 Description

This mine comprises two mining areas, Hilton and George Fisher (formerly Hilton North). Hilton was originally a rail operation, but has now been converted to trackless operation, whilst George Fisher is a modern, trackless operation. Both operations are accessed via the 1,000m deep P49 shaft at Hilton, with two connections across to George Fisher, a distance of about 2 km.

There are still substantial resources and reserves in and adjacent to both orebodies, with potential for substantial increases, mainly at George Fisher. There may be potential for open pit mining of near surface oxide/carbonate ore at Hilton, but available information is not adequate for its assessment.

All production from Hilton and George Fisher is currently crushed underground, hoisted to surface via the P49 shaft and trucked to the Isa concentrator in road trains. The shaft hoisting capacity of 2.5 Mtpa is a limiting factor on the potential for future expansion of production. To overcome this constraint, a decline is being developed from surface down to the upper part of the Hilton orebody and is expected to connect to an incline being developed up from the current Hilton mine in June 2003. This will allow a new production area, the Upper Mining Block Hilton ("UMBH") to be developed, with some 0.75 Mtpa of ore being trucked directly to surface via the decline.

The original stoping geometry at George Fisher resulted in major failures of the hangingwall during extraction of some secondary stopes (pillars). This has severely disrupted production. As a result, double lift primary stopes have been eliminated and the widths of secondary stopes (pillars) has been reduced to limit the hanging wall exposure. Hangingwall development has also been reduced and additional support provided. These measures aim to minimise the risk of further failures and allow a gradual buildup of the production rate to the original 2.0 Mtpa target over the next few years.

A consequence of the changes to the geometry and mining strategy is that more ore needs to be developed and drilled ahead of production, which is placing additional pressure on all related mining activities, including ventilation.

Table 16 George Fisher Mine Historical Production and Costs

	Mine Production (Mt)	Mine Costs ($/t)
2000	1.174	28.51
2001	1.501	28.83
2002	1.924	30.42
2003 YTD Dec	1.001	32.36

1.3.5.2.2 Risks and Opportunities

The main threat to planned production is the risk of further hangingwall failures at George Fisher. Recent changes will reduce this risk, but it is too early to be confident that the problem is fully under control. The changes to mining geometry and sequencing have placed additional pressure on the rate of mine development and associated operations and infrastructure (eg diamond drilling, ventilation etc). There is a possibility that these activities may not achieve the higher levels demanded, delaying the already slower buildup to the target rate. The new decline to access the UMBH is already a few months behind schedule, due to poorer than expected ground conditions, so commencement of production from this new area is also delayed.

There is considerable potential to substantially increase resources and reserves, particularly at George Fisher, plus the possibility of an open pit operation at Hilton. Although not currently budgeted, it is likely that the decline to the UMBH will be extended to George Fisher. This will provide increased flexibility to optimise production rates and equipment allocation between the three operations.

There is limited potential for a significant increase in overall production rate above that already scheduled without major capital expenditure, so the main opportunity will be to reduce costs once the current problems are overcome. There are significant obstacles to further sustained cost reduction based on higher productivity.

Hygiene considerations resulting from the presence of lead already impact on productivity by prohibiting short breaks taken "on the job" during the shift. This means that one long break of 80 minutes (plus travel time) is taken, during which time there is virtually no activity.

The current Enterprise Bargaining Agreement is based on a salaried workforce with earning rates linked to skills classification and to individual performance assessments.

1.3.5.3 Mining Inputs into Valuations

Mining inputs into Case 1 and Case 2 valuations are summarised in Table 17.

Table 17 Mining Inputs into Valuations

	Case 1	Case 2	Comments
Average Mining Rate (Mtpa)			
Isa	1.168	1.221	Similar to present
George Fisher	1.135	1.724	Expansion in Case 2
Hilton	0.430	0.458	Similar to present
Upper Mining Block Hilton	0.558	0.694	Expansion in Case 2
Operating Cost ($/t)			
Isa	27.26	27.17	Planned cost reduction
George Fisher	26.26	26.18	No further H/W failures assumed
Hilton	30.85	30.97	Older operation
Upper Mining Block Hilton	27.37	27.30	Trucking to surface
Expansion Capital ($M)			
Isa	0	0	
George Fisher	105	122	June 2002 LOM Plan
Hilton	15	15	
Upper Mining Block Hilton	55	61	June 2002 LOM Plan
Sustaining Capital ($M)			
All mines	166	211	$2.50 /t

1.3.6 Lead-Zinc Processing

1.3.6.1 Metallurgical Overview

In the lead-zinc ores, lead occurs as galena and zinc as sphalerite in fine intergrowths in both sulphide and non-sulphide gangue. The sulphide gangue minerals are pyrite and pyrrhotite with the former predominating. The non-sulphide gangue comprises silica and dolomite. Silver occurs as friebergite which is intimately associated with the galena and hence reports primarily to the lead concentrate. Minor chalcopyrite is also present in the ore.

The concentrator was originally commissioned in 1966 treating a nominal 2.7 Mtpa of ore. The plant has been extensively modified and expanded since that time to a current capacity of 4.5 Mtpa. In recent years however production has been restricted to approximately 3.0 Mtpa as a consequence of limited ore supply.

Because the genesis of the plant dates from 1966, it generally comprises a large number of small capacity equipment units. Further, there have been several subsequent phases of expansion and, by contemporary standards, the layout is cluttered. It is intended that a significant capital injection will be undertaken in the future primarily for zinc filtration and tailings disposal .

The lead-zinc concentrator consists of a typical crush-grind-float circuit producing both lead and zinc concentrates. Future throughput will increase, but not beyond the nominal 4.5mtpa capacity.

1.3.6.2 Plant Performance

A summary of the recent lead-zinc metallurgical results is presented in Table 18. The circuit performance level is currently close to an historical high. It will be noted that the lead concentrate grade has increased markedly in recent years to reach assays in excess of 57% Pb at lead recovery levels approaching 80%. At the same time, the recovery of zinc into the final zinc concentrate has increased significantly to reach a level of approximately 80% at a concentrate grade of 51% Zn. In the six months to December 2002, lead recoveries in particular dropped due to temporary decreases in George Fisher mined ore grades. AMC considers that with an improvement in head grades, metallurgical recovery will return to former levels.

Table 18 Historical Plant Performance Statistics for Lead-Zinc Ore

Year	Plant Feed Data				Lead Concentrate			Zinc Conc	
	Ore	Assay			Assay	Pb	Ag	Assay	Zn
	Mtpa	% Pb	% Zn	g/t Ag	% Pb	Rec %	Rec %	% Zn	Rec %
1997	3.61	3.73	7.52	N/A	52.0	74.9	65.6	50.5	67.8
1998	2.89	6.56	7.16	N/A	51.5	79.4	70.3	50.5	70.8
1999	2.92	6.04	7.17	N/A	51.2	78.2	66.4	50.5	71.4
2000	3.01	5.73	6.53	154	49.4	79.9	67.3	50.5	72.1
2001	3.00	5.89	7.46	152	53.6	79.5	64.6	51.4	78.8
2002	3.15	5.42	7.45	137	57.1	78.8	58.6	51.6	80.8
First Half 2003	1.55	5.04	7.64	136	56.2	76.5	56.4	51.4	80.5

Planned production performance to 2007 ("the Plan") is summarised in Table 19. The Plan suggests that the lead and zinc concentrate grades and recoveries will remain constant. AMC considers this to be potentially conservative and thinks that, other things being equal, the average performance will exceed that indicated in the Plan.

Table 19 Forecast Plant Performance for Lead-Zinc Ore

Year	Plant Feed Data				Lead Concentrate			Zinc Concentrate	
	Ore	Assay			Assay	Pb	Ag	Assay	Zn
	Mtpa	% Pb	% Zn	g/t Ag	% Pb	Rec %	Rec %	% Zn	Rec %
2003	4.00	5.3	7.9	127	55.0	79.0	57.0	51.5	80.0
2004	4.53	5.5	8.1	141	55.0	79.0	57.0	51.5	80.0
2005	4.53	5.6	8.2	141	55.0	79.0	57.0	51.5	80.0
2006	4.46	5.8	8.0	134	55.0	79.0	57.0	51.5	80.0
2007	4.28	5.9	7.9	137	55.0	79.0	57.0	51.5	80.0

The Plan calls for an increase in the plant throughput rate although not beyond the nominal capability. Past production has been limited by ore supply to the extent that the plant has been operated with extended shutdown periods. Continuous operation has however recently commenced. Whereas the previous *modus operandi* with the regular plant downtime provided adequate opportunity for equipment maintenance, the challenge now will be to maintain the same performance and availability levels with the numerous items of old equipment operating on a continuous basis.

Table 20 AMC Projected Lead-Zinc Concentrator Throughput

Years	Average Throughout (000t)		Comments
	Case 1	Case 2	
2003-2007	4,015		Maximum 4,141
2003-2007	-	4,196	Maximum 4,397
2008-2022	3,155	-	Maximum 4,400
2008-2022	-	3,357	Maximum 4,500 (Full capacity)

1.3.6.3 Production Model

The limiting factor in AMC's projections is the lead smelter output capacity. For Case 1, AMC projects an output capacity of 173,000 tpa of lead, and for Case 2, 187,000 tpa. The production models for each of these cases were factored around these smelter capacity values.

Cannington lead concentrate is purchased for processing through the ISA smelter as necessary to utilise any smelter capacity in excess of the requirement needed to treat ISA lead concentrate, and provides a valuable supplemental source of silver. AMC's models assume in Case 1 that no concentrate is purchased from 2003 to 2010. From thereon an average of 124,000tpa is required to supplement the ISA feed. In Case 2, an average of 20,000tpa is required from 2003 to 2005, zero from 2006 to 2009 and then 79,000tpa from 2010 to 2025.

1.3.6.4 Process Operating Cost

The unit operating cost has been decreasing markedly since 1998 as a result of a cost cutting program (Table 21). While process efficiencies have been introduced in a number of areas, the largest single contributor has been a reduction in the manning levels, with manpower numbers being reduced by more than 30% between 1997 and 2002. The unit operating cost is expected to reduce further as the concentrator moves from its previous intermittent operating sequence to a continuous operating mode as reliable quantities of ore feed become available.

Table 21 Actual Unit Operating Cost from 1997 to December 2002 ($/t treated)

1997	1998	1999	2000	2001	2002	First Half 2003
14.30	14.80	13.57	13.48	12.95	12.08	12.13

ISA's planned unit operating costs to 2007 are summarised in Table 22. For the purpose of the current analysis, the proposed unit operating costs have been accepted through to 2007 with only minor improvements thereafter.

Table 22 Projected Unit Operating Cost for the Period to 2007 ($/t treated)

2003	2004	2005	2006	2007
11.04	10.15	10.02	9.89	9.76

1.3.6.5 Sustaining Capital

Planned sustaining capital to 2007 is summarised in Table 23. Major capital injection may be undertaken to refurbish and upgrade the zinc filter. These outlays are deemed appropriate to generate the optimum metallurgical performance from an old plant. After 2007, AMC has projected an average of $1.0M pa.

Table 23 Sustaining Capital Allocations ($M)

2003	2004	2005	2006	2007
2.98	4.65	10.00	8.55	8.00

1.3.7 Lead Smelter

1.3.7.1 Background

Lead smelting began at Mount Isa in 1931. Sulphide concentrate feed to the plant comes from the ISA lead/zinc concentrator supplemented with Cannington concentrate.

The smelting process is conventional and uses the sinter plant/blast furnace route. The lead bullion is shipped through the Townsville port to BRM for refining and the dross to Umicore in Belgium.

A comprehensive system, including supply of work clothes, the wearing of face masks, provision of clean eating areas and routine monitoring, ensures that lead smelter workers maintain safe blood lead levels.

Over the years there have been process changes and equipment upgrades and often the location of new equipment has been compromised by the need to keep the old plant operating while installing the new. The plant has also been adversely affected by a recent decline in production volume and associated decisions to reduce expenditure on major maintenance items. While a considerable amount of catch up work was done as part of the George Fisher project the lead smelter is showing its age.

1.3.7.2 Recent Performance

In recent years production has been limited by the supply of concentrates. Production declined to reach a low of 119,000t of lead bullion in 2001. However, there was a substantial increase in 2002 with 160,000t of bullion produced. Lowering of manning levels from 1998 prevented a major increase in unit operating costs.

The operating cost for 2002 was $236 /t of bullion. Since 2001 smelter operations have also benefited from an increase in ISA concentrate grade, which reached a high of 57.1% Pb in 2002. The target grade going forward is 55%.

Cannington concentrate was first smelted in 2001. The concentrate contains 70% Pb and this make it relatively easy to smelt. However it contains bismuth, which is a serious impurity for the BRM refinery and therefore its feed rate is limited to 7,000 tpm.

A major maintenance program recently completed in the sinter plant has reduced spillage and further work is planned to continue improvements in this area.

1.3.7.3 Important Issues

Labour turnover is low and this stability should enable operations to continue to improve. The metallurgical staff is capable and should be able to guide a continuous improvement program.

A history of spillage, wear and corrosion gives the plant a tired appearance. Despite the conditions housekeeping is relatively good. Plant and equipment are old (part of the plant dates back to the original smelter) and this means that maintenance is going to be an important issue. Dust levels in the plant are reported to be ten times higher than they were in 1990. However, recent figures are showing improvements. There is a risk that the cost to keep the plant operating to achieve production targets and achieve the required hygiene standards could be underestimated.

Historically the smelter has struggled to achieve 90% utilisation excluding Air Quality Control shut downs. This target has been achieved once in the last 23 years. Based on past results an average target of 87% looks possible. An important beneficial change is the lower sulphur in feed resulting from an increase in grade from 50% Pb to over 55% Pb in the ISA concentrate. The new control room has also improved performance.

An external study (Nov 2001) estimated the plant capacity based on 55% Pb in concentrates at 177,000 tpa lead bullion. An internal ISA study has determined that 190,000 tpa can be achieved provided that certain remedial work is done and the feed storage capacity is increased. Any increase in capacity beyond this will require major modifications throughout the plant and cause considerable disruption during construction. Notwithstanding that the internal ISA study indicated a maximum of 190,000tpa is possible subject to certain conditions, AMC has adopted annual throughput capacities of 173,000t and 187,000t for Case 1 and 2 respectively.

1.3.7.4 Metal Recovery

The present plant recovery is 94% for lead and 97% for silver.

1.3.7.5 Risks and opportunities

The following risks are identified.

- Remedial work to solve hygiene problems is likely to take longer and cost more than planned. (moderate)
- ISA has forecast plant availability increasing to 90%. This is ambitious and is unlikely to be sustained and AMC's projections are more conservative. (moderate)
- There is a good deal of uncertainty on the capital cost estimates. (moderate)

The following opportunity is identified.

- Concentrator improvements may increase the concentrate grade and this would increase smelter production.

1.3.7.6 AMC Projections for Valuation

Plant feed is ISA concentrate supplemented with Cannington concentrate at the rate of 35,000 tpa. Treatment of Cannington material ceases if there is sufficient ISA feed to satisfy the smelting rate.

Table 24 Smelting Inputs into Valuations

	Case 1	Case 2
Total feed rate (Mtpa)	0.325	0.355
Cannington feed (Mtpa)	0.035	0.035
ISA concentrate grade (%Pb)	55	55
Cannington conc grade (%Pb)	70	70
Lead recovery (%)	94	94
Silver recovery (%)	97	97
Bullion production (Mtpa)	0.173	0.187
Operating Cost ($/t bullion)	230	220
Sustaining Capital ($Mpa)	5	6

1.3.8 Lead-Zinc Marketing

Zinc concentrates are sold under term contracts that roll forward each year. The major buyer is Korea Zinc (Sun Metals, Townsville and Onsan, Korea). Shortages will lead to a decrease in treatment charges in 2003.

ISA buys Cannington lead concentrate to a present limit of 35,000 tpa for treatment through the lead smelter. The concentrate typically contains 70% Pb and 3,000 g/t Ag and also contains bismuth.

A step fee is charged by BRM for refining ISA lead bullion. Lead dross is shipped once a year.

The following charges have been built into the financial model.

- Treatment charge for ISA zinc concentrates at US$160.00 /t. Payment for 85% of the zinc at the LME price. Profit of US$3.00 /t of concentrate for silver.

- Treatment charge for Cannington lead concentrate at US$125 /t of concentrate. Refining fee of US$10.00 /kg for the silver. Payment for 95% of the lead at the LME price. Payment for 95% of the silver. Location benefit of US$17 /t payable to MIM.

- A fee for the treatment of lead bullion at BRM of US$102 /t of lead in Case 1 and a fee of US$98 /t after two years in Case 2. A fee of US$9.64 /kg for the silver.

- Profit of $2M pa from the treatment of lead dross.

1.3.9 Brittania Zinc and Brittania Refined Metals

1.3.9.1 Introduction

MIM owns a custom zinc smelting plant Britannia Zinc Limited ("BZL") at Avonmouth in the United Kingdom. The continuing low zinc price combined with the use of relatively old technology (Imperial Smelting Process) has resulted in a history of financial losses. MIM decided in February 2003 to close the smelter. The issues and costs of closure are discussed in this section.

MIM originally bought this and other European smelters as part of its lead/zinc growth strategy and in particular to ensure that smelter capacity would be available to treat McArthur River ("MRM") concentrate. The major feed to BZL has come from MRM. Improvements in the quality of MRM concentrate mean that it now has a much wider acceptance in the market place and MIM is confident that if required all of the concentrate could be placed with other smelters.

Britannia Refined Metals Limited ("BRM") is located at Northfleet in the United Kingdom. This plant was established in 1931 to refine the lead bullion produced by the Mount Isa lead smelter.

1.3.9.2 Britannia Zinc Limited

All the workforce has been retrenched and a project team of eight has been contracted to manage the remediation of the site including plant demolition. The BZL pension fund is a defined benefit scheme and with the present equity market conditions it is underfunded. In view of this underfunding BZL's statutory obligation would require an additional contribution in the order of £5M.

A rehabilitation plan will be submitted and the approval process will take up to 12 months. BZL has obtained advice on the environmental and rehabilitation options from specialists in these fields. Quotations have been obtained for the demolition work so that reliable costs for this work are available.

Fortunately there is a layer of clay underlying the site and test work has shown that there is no escape of contaminants into the ground water. The present plan is to demolish all plant and equipment and afterwards cover the entire site with a capping layer to seal all contaminants. After further rehabilitation and beautification the land would be given to the local council as a park. Alternatively, the redevelopment of the site for subsequent industrial use is being explored as this option may potentially be a lower cost one.

If this plan is not accepted and all contaminated material must be removed, the cost of rehabilitation will be much higher, in the order of £60M. However, over the last two to three decades, the UK has seen the closure and rehabilitation of several large scale industrial sites directly comparable to BZL and based on this experience, BZL is confident that the proposed rehabilitation plan will be acceptable to all stakeholders.

BZL has a number of contracts for supply of services etc. and there are some penalty costs associated with early termination. The major contract affected is for the supply of water. A careful study has been made of all contracts and the likely costs have been quantified.

It is planned that the rehabilitation of the site will be completed within three years with a further three years of monitoring to assess performance of the strategy. Following this assessment a Closure Report will be submitted to the Environment Agency prior to final relinquishment of the site.

Closure of the plant will lead to some return of working capital. This comes about from the sale of items such as the in-process inventory of concentrates, partly process metal and stocks of finished products as well as spare parts and other stores. Closure costs are estimated by AMC at £29.0M, which allows for a £5.0M return of working capital.

1.3.9.3 Britannia Refined Metals

1.3.9.3.1 Description

BRM is an important unit in MIM's lead/silver product stream. The plant has an established a reputation as a state-of-the-art pyrometallurgical refinery and is one of the largest of its kind. BRM technology has been licensed to a number of other plants.

The main task for BRM is to refine lead bullion from Mount Isa. In an adjacent plant, secondary lead from scrap lead batteries is smelted and refined. Plastic recovered from the batteries is sold to polypropylene recyclers. Silver is refined in a secure plant located within the main plant area. Other parts of the plant refined lead from Avonmouth and from two former MIM plant at Duisberg, Germany. The former facility (No 2 refinery) is subject of a recent closure announcement, subject to consultation with employees and unions.

A feature of BRM's operation is the wide range of high quality lead alloys produced. The average premium above LME paid to BRM is currently in the range £45-50 /t. BRM toll refines Mount Isa lead/silver under contract terms which provide for a sliding scale of fees depending on the tonnes refined. At the present time the fees cover BRM's operating costs and BRM generates profits from premiums earned on sales. AMC's valuation models do not include the costs of toll refining by BRM and AMC has not separately valued BRM.

1.3.9.3.2 Issues

BRM is heavily dependent on Mount Isa for its main source of feed and any shortfall has an immediate effect on the BRM operations and costs. It has more than enough capacity to handle the forecast production.

MIM is confident that BRM can continue to cut operating costs by a steady program of labour reduction. This will help to ensure the ongoing viability of the operation.

The secondary business of battery recycling has a history of marginal operation with profitability constrained by a shortage of feed. BRM has 40-45% of the United Kingdom scrap battery market and the challenge is to grow this share. A recycling operation at Wakefield in the north of England was shut down in December 2002 but battery collection continues. Rehabilitation is expected to cost £2.5M.

1.4 Potential Isa Open Pit

1.4.1 Introduction

For some time it has been recognised that the low-grade, near-surface and residual underground mineralisation at the Mount Isa operation has held potential for open pit exploitation. Conceptual level studies have been conducted over the past 20 years or so. Following further studies during 2002, it has been decided to carry out a pre-feasibility study addressing the key risk areas.

The studies so far undertaken generally use order-of-magnitude estimates and a predominantly Inferred Mineral Resource model. The results show that there is considerable potential for the development of an open pit, which could be a future ore source for many years to come. There are however a number of complex issues to be resolved. Some of the key issues include:

- Considerable underground and surface assets that support the current and continuing underground mine would be affected by the open pit.
- The lower grade open pit mineralisation could require both copper and lead/zinc processing plants with greater throughputs than those currently on site.
- The mineralisation through which the open pit would pass has complex mineralogy, consisting of completely oxidised, transitional and primary material. Development of efficient processing routes will be challenging.
- The relationship between the separate copper and lead/zinc orebodies through which the open pit would pass makes it very difficult, in a practical scheduling scenario, to mine copper without lead/zinc or vice versa. The strategic business direction is to expand copper production to 400,000 tpa. This may result in the production of lead and zinc being of such a quantity as to be difficult to sell into the market. Similarly, excess copper may have to be sold as concentrate, rather than being processed into the higher margin metal. Stockpiles of mined ore may be considerable.

1.4.2 Review of Current Studies

The recent work consists of one internal and two external conceptual, or at best, pre-feasibility level studies with a key target the output of 400,000 tpa copper metal. Some cost inputs are reasonably precise, since they are known current costs, where others are order-of-magnitude only or derived from industry standards. MIM's metal price assumptions and exchange rates are standard corporate assumptions, whereas one of the external studies uses lower metal price scenarios.

The overall objectives of the studies were to indicate the potential economics of an open pit, the nature of the issues to be dealt with and the future direction of on-going work. They compare widely different approaches to open pit development.

The ISA study developed a pit design and production schedule constrained by the existence of substantial existing underground and surface infrastructure, some of which can also be used for the open pit. Continuing concentrate production from EHM was integrated into the overall production schedule. Also considered were the potential for an Albion leach plant to process transitional ore, order-of-magnitude capital cost estimates for removal of infrastructure and the purchase and construction of new infrastructure, metal and concentrate marketing constraints and underground mine schedule constraints.

The report concluded that a feasible mine schedule can be developed and that there is a positive incremental NPV. Much additional work is needed to maximise the value.

One of the external studies aimed to develop a mine design and production schedule unconstrained by infrastructure relocation issues. It disregarded the infrastructure in the vicinity of the proposed pit and maintained copper and lead/zinc production at a nominal 25 Mt: 15 Mt ratio. It showed that a practical pit design and schedule could be developed, but that numerous refinements will be required to maximise the project value and to merge the open pit operations with the existing underground operations.

The second external study reviewed and confirmed the pit optimisation results used as a basis for the internal ISA study, using the geological block model, metallurgical recoveries and pit slope angles provided by MIM. The selection of an optimal pit shell used an alternative, but valid approach, to that used by ISA, resulting in a pit with slightly more copper ore and similar lead/zinc ore. The work made a number of recommendations for on-going study.

The integrated scheduling of underground, open pit and EHM production allowed the underground schedules to be influenced by the open pit development, with the model handling the complex interactions between the two. The EHM production schedules were not allowed to vary in the modelling software but this is an option that will be available in the future.

1.4.3 Mineral Resource

The constrained pit design used for the internal study was based on a September 2002 pit optimisation which produced the Inferred Resource estimate which follows.

Table 25 Inferred Open Pit Resource, September 2002

	Lead-Zinc				Copper	
	Mt	Pb %	Zn %	Ag g/t	Mt	Cu %
Elevated Cut-offs[1]	234	2.9	3.9	70	274	1.2
Marginal Cut-offs[2]	375	2.4	3.6	56	316	1.1

[1] 0.5% in-situ Cu and 1.0% Zn equivalent.
[2] vary with ore types and average 0.3% in-situ Cu and 0.6% Zn equivalent

The subsequent December 2002 Inferred Resource estimate is greater (300 Mt of lead-zinc and 290 Mt of copper at elevated cut-offs) but the study observes that the two pit shells are spatially almost the same and that it is likely the design conclusions will be similar.

Processing rates partially determine the selection of an ultimate pit shell. The interaction of the underground, the pit, EHM production and the ratio of copper and lead-zinc ore has substantial influence over the processing rates. As such ultimate pit selection is iterative and the chosen pit is not necessarily the only solution. Thus a larger or smaller in pit mineral resource might be estimated. However, the selected pit shell is considered by AMC to be an appropriate choice.

1.4.4 Pit Design and Mining

The target of 400,000 tpa copper metal at the earliest time meant an initial design directed towards the already existing Black Rock Open Cut ("BROC"). The start of the pit was a pushback of the BROC eastern wall to access deeper ore. The copper ore plunges to the south and nine pushbacks (interim Pits 1 to 9) directed away

from major infrastructure have been designed for the southern copper pit. The early southern pits have high stripping ratios.

The subsequent four pushbacks (interim Pits 10 to 13) were directed towards the northern lead-zinc areas where considerable additional copper ore is unlocked. Surface infrastructure will be demolished to access the copper ore.

The south pit is predominantly copper with minor lead-zinc, while the northern pit is predominantly lead-zinc, but with considerable copper ore. The major physical mining constraint is the management of the intersecting wall between the pit phases.

The dimensions of the currently designed ultimate pit will be approximately 3.5 km north south, 2 km east west and 800m deep.

Simple ramp designs were included with a ramp width of 30m. While it is likely that 35m would be required for the necessary equipment, this is unlikely to change the design significantly. The west wall, which is geotechnically the more suspect, has the ramps included in it so as to keep the wall angle shallow.

Minimum pushback widths of 150m were used in the southern pits and no refinements of split pushbacks were considered at the present early design stage. A bench height of 16m was adopted, but double benching may be considered in future designs.

An external consultant familiar with the area provided geotechnical guidelines.

A summary of the pit quantities is shown in Table 26. The design was based on the September 2002 resource model.

Table 26 Design Pit Quantities, September 2002

Item	Quantity (Mt)
Total Pit Mass	3,423
Waste Rock	2,780
Ore	643
Total Copper Ore	259
Total Zn Equivalent Ore	385

1.4.5 Ore and Concentrate Processing

The study assumes that the existing processing assets are used for as long as possible and that these assets are shared with the underground and the EHM mine.

A summary of the proposed process plant and underground access developments is shown in Table 27.

Transition copper ore will be treated through an Albion leach plant, an assumption which has a significant impact on the schedule and on the value of the pit. This material, except for perhaps some high-grade portions, cannot be upgraded to smelter grade concentrate through a traditional process route. Substantial further testwork is required to verify the assumption that all transition ore can be so processed. It is intended that this testwork, either through pilot work or through a full-scale pilot plant, be undertaken in the near future. The recovery path for this ore is grind and float to a low-grade concentrate, followed by Albion leach and SX EW recovery to cathode.

The major ore types are:

Primary sulphide copper

Transitional copper

Oxide copper

Primary sulphide lead-zinc

Transitional lead-zinc

Oxide lead-zinc

The recovery models assume that all ore types are treated in a conventional grind and float circuit and use current ISA concentrator flow sheets. A recovery de-rating of 66% has been applied to transitional lead-zinc ore, while oxide lead-zinc is assumed to have zero recovery. Additionally, it has been assumed that transitional copper mineralisation can be upgraded by flotation to a concentrate suitable for Albion leach.

Table 27

Existing Asset	Year	Capacity	Comments
No 2 Concentrator (Pb-Zn)	Up to 2007 From 2008	4.5Mtpa Nil	No 2 concentrator demolished in 2008 to allow pit development to continue to the north
Pb Smelter	2003 2004 2005 2006 From 2008	170ktpa 180ktpa 185ktpa 190ktpa 210ktpa	Capital spending on incremental upgrades to capacity
No 4 Concentrator (Cu)	2002 From 2004	7.2Mtpa 10Mtpa	Capacity upgrade to allow start of southern copper pits. Demolished in later stages of the pit after the majority of the copper ore is mined so no replacement is required
Cu Smelter	2003 2004 From 2005	237ktpa 255ktpa 270ktpa	Installation of an ISASMELT copper converter assumed in 2004 increases capacity to 270ktpa
Cu Refinery		270ktpa	No change
U62 Hoisting Shaft (Cu)		6.5Mtpa	Assume that the shaft can remain operational until late in the pit life when underground production is complete
R62 Hoisting Shaft (Pb-Zn)		4.5Mtpa	Shaft demolished in 2007 to allow northern pit development to commence
Proposed New Asset	**Year**	**Capacity**	**Comments**
No 6 Concentrator (Pb-Zn)	Stage 1 Stage 2	8Mtpa 15Mtpa	Commissioned in 2008 to replace No 2 Concentrator
ISASMELT (Pb)	2007	60ktpa	Reactivate existing facility or build new. Additional capacity on top of existing smelter
No 5 Concentrator (Cu)	2007	10Mtpa	New plant to supplement capacity of No 4 Concentrator. Includes pit ore crushing facilities
Albion Leach Plant	2005 2006 2007	50ktpa 80ktpa 100ktpa	New plant constructed in 2004 to operate in 2005. Capacity upgraded in 2006. Ramp up to 100ktpa capacity by 2007

1.4.6 Operating Costs

The mining cost estimates assume owner operated EHM type equipment. Costs for mining near old stope voids, additional costs for ore mining, grade control, rehabilitation and overheads have been separately estimated.

The processing cost estimates were established to a conceptual level study of accuracy by an external consultant. Concentrator overhead costs were taken from current experience or estimated where appropriate. Technical and management costs directly associated with the operation of the concentrators were also estimated.

A summary of the estimated operating costs and sustaining capital expenditure, is shown in Table 28.

Table 28

Item	Copper Stream ($/t)	Lead-zinc stream ($/t)
Waste mining cost (average)	1.27	1.27
Ore mining cost (average)	1.72	1.72
Grade control and selective mining	0.05	0.05
Rehabilitation	0.04	0.04
Direct concentrator	4.70	7.40
Concentrator overhead	0.10	0.36
Site overhead	0.45	0.29
Sustaining capex	0 (covered in lead-zinc)	0.25
Total	**8.33**	**11.38**

1.4.7 Capital Costs

Costs have been estimated at varying levels of accuracy. They are intended to provide a quantification of the magnitude of the capital required, but not as a definitive estimate on which project decisions might be based. Timing of the capital is spread over a 15 year period, with the intention of delaying expenditure as long as possible. However, spending is unavoidably weighted towards the start of the pit operations.

Process capital cost estimates were based on conventional technology using the largest state of the art equipment whenever reasonable.

Table 29

Item	Capital Estimate ($M)	Estimate Accuracy/Source
No 4 Cu concentrator upgrade to 10 Mtpa	40	Experience with latest No 4 concentrator upgrade
Stage 1 No 6 concentrator Pb-Zn 8 Mtpa	350	±30%, pro-rata from external consultant report. Shared services with No 5 concentrator
Stage 2 No 6 concentrator Pb-Zn 15 Mtpa	300	Copy of the Stage 1 concentrator with some economies through shared services
No 5 Cu concentrator 10 Mtpa	280	Conceptual, EHM cost experience, external consultant report, shared services No 6 concentrator reduces cost
Albion leach plant Cu	220	Conceptual, MIM reports
Smelter upgrades Pb	20	±30%, Pb study
New ISASMELT Pb	50	±30%, Pb study
Waste pre-strip capitalisation Cu	196	±30%
Waste pre-strip capitalisation Pb-Zn	163	±30%
Demolition and relocation of minor infrastructure	90	±30%, external consultant report and some cost estimates discounted
ISASMELT Cu converter	7	Conceptual, MIM process technology group
Total	**1716**	

1.4.8 AMC Conclusions

In AMC's opinion, all the reviewed studies have been prepared in accordance with accepted industry standards. The economic model prepared by ISA for the constrained pit discussed above has been used by GSA as an input to its value considerations. AMC has provided to GSA its views on the sensitivities of the inputs to the studies. These are detailed in Table 30.

Table 30 AMC Open Pit Estimated Sensitivities

ITEM	Sensitivity
Mineral Resource Grade	±10%
Mineral Resource Tonnes	±10%
Mining dilution	±15%
Mining recovery	-5% + 10%
Pit Wall Angles	+10%
Mine operating costs	+20%
Grade Control and Selective Ore Mining	+10%
Processing Costs	-5% + 20%
Overhead Costs	+10%
Metallurgical Recovery (all ore types)	-20% + 10%
Capital costs	±30%

1.5 Environmental

1.5.1 General

Mount Isa is an old mine–approaching 80 years. As might be expected, the site has an environmental legacy consistent with its age.

AMC thinks that there is a genuine commitment by present management to address current environmental issues and deal seriously and progressively with the environmental legacy of past practices. This is reflected by an across the board improvement in environmental performance in recent years (recognised in the EPA audit of 2001). Management's appreciation of the environmental effects of its operations and the prioritisation of issues of greatest importance/risk to its business is both appropriate and, in some areas, commendably forward looking

There seems to have been a reversal from a reactive to a proactive approach to environmental management. The environmental management model uses decentralised responsibilities, which AMC considers appropriate.

Community relations are reasonable, and none of the community perceptions are likely to threaten MIM's licence to operate in the foreseeable future.

There are some areas where closure costs allowances may be inadequate. There are no obvious areas of opportunity to reduce operating costs for environmental management.

1.5.2 Major Issues

1.5.2.1 Costs for decommissioning

Costs for decommissioning are based on a consultant study in 1996 which estimated $67M for demolition of plant and buildings and $40M for rehabilitation of tailing storage facilities. To date, actual demolition costs have been 10% of that estimated in 1996, perhaps because no salvage costs were included in the closure provision.

Experience from elsewhere suggests that estimated closure costs for the tailing storage facility ("TSF"), currently $36,000 /ha, are at the lower end of the range which is $30,000 to $50,000 /ha. Ultimately, between $45M and $75M is expected to be needed for closure of the TSF. There is a need to engage in research, the findings of which may be used to drive costs down. External assistance is required for this research.

With the higher than expected TSF closure costs but lower than expected demolition costs, the provision is believed to be an underestimate. ISA is currently re-evaluating closure costs including asbestos and contaminated land clean up, which were not included in the 1996 estimate. When finalised, the closure costs are expected to rise.

The proposed open pit gives the opportunity to reduce closure costs for the existing TSF by burial under a new waste rock dump, but an additional TSF will need to be found and that structure will have an additional closure liability.

1.5.2.2 Air quality in residential areas affecting production

ISA operates a sophisticated air quality control ("AQC") system for sulphur dioxide. Presently, smelter production is reduced or shut down about 10% of the time. The WMC acid plant takes copper roaster off-gas and converts it to sulphuric acid. Off-gas from the lead smelter is not captured. While the acid plant has improved the air quality situation, it is still not operating smoothly. However, between 1999 and 2002, total emissions of sulphur dioxide have declined by 58%

The long-term trend in the number of claims for fallout damage to vehicles has been in decline since 2000. Investigations have been commissioned by ISA to determine corrosion rates to roofing materials.

There are other collateral benefits, such as metal removal from the gas stream prior to entering the acid plant (these metals were previously released to the atmosphere). A number of other improvements have been made in the copper smelter to reduce fugitive emissions. In addition, the pyrite pre-float circuit in the lead smelter has further reduced sulphur dioxide from the lead smelter stack. Major programs to reduce fugitive emissions in the lead smelter have commenced, including means of improving sinter quality and consistency.

1.5.3 Risks

There are moving goal posts with respect to sulphur dioxide criteria which have the potential to lengthen the period of smelter shut down. Presently about 10% of production is affected. Air quality criteria are specified in the Mount Isa Mines Ltd Agreement Act (1985) and amendment. These are based on USEPA air quality criteria. However, if ISA was required to meet the new national one-hour standard and/or the 10-minute criterion for Queensland, then higher shut down rates are likely to occur. It is understood that ISA is presently undertaking air dispersion modelling to quantify shut down rates using different air quality scenarios.

Mitigating factors are likely to include: improved sulphur dioxide capture efficiency by WMC's acid plant; the findings of the 2001 Panel Assessment Study, which concluded that there was no evidence in correlation with health effects and that existing environmental damage should slowly improve with continued operation of the WMC acid plant; and improvements to reduce fugitive emissions in both smelters.

Exacerbating factors are likely to include: continued poor performance of WMC's acid plant; any worsening of the present community perception that air quality could be better in Mount Isa; and a possible future NGO campaign exposing the relative leniency of ISA's air quality compliance criteria.

In general, the risk of further reduction in production due to more stringent air quality compliance criteria is judged to be low.

1.5.3.1 Land Contamination

There is a geochemical lead anomaly in soils of the Mount Isa area and this extends under some residential areas. The extent of land contamination from ISA's operations is unknown and the existing closure provision is very low for this aspect. Some historic contamination has occurred in the urban areas due to intentional use of mine waste rock as fill. Accidental tailing spills have also occurred in the past and some tailing deposits have formed in creek and river valleys within the urban areas.

The actual cost of contaminated land clean up could be substantial. It is likely that negotiation would be required with the regulators before the cost of any clean up could be estimated. However, an opportunity exists to reduce the risk by being proactive i.e., identify, excavate and use contaminated waste as underground backfill during the continued operating life of the underground mines.

1.5.3.2 Lead in the Community

ISA monitors blood lead levels in its total workforce. The National Health and Safety Council has a reportable limit of 50 ug/dL; however, ISA's limit for reporting, as a disabling injury, is 40 ug/dL. At the end of January 2003, there were no employees with blood lead over 50 ug/dL, but there were three employees over 40 ug/dL, out of a total workforce of 1991 employees.

Previously, ISA assisted local government to monitor blood lead levels in the community. This was a voluntary program in which residents were encouraged to have blood samples taken by council employees and the sample analysis was paid for by ISA. Data from the early 1990s indicated elevated levels of blood lead (compared with community health criteria) in some children and adults. In recent years, voluntary blood sampling in the community has fallen to almost nothing and blood lead levels in the community are currently unknown.

Recent measures are likely to have been successful in reducing the transfer of lead from the mine, concentrator and smelter area to the residential areas. These measures include: clean in/clean out work clothes policy; mandatory automatic vehicle wash-down facilities; dust control measures; minimisation of fugitive emissions in the lead smelter; and tail gas cleaning in the copper smelter before the WMC acid plant.

It is understood that ISA is currently talking to the council about implementing a new testing program. The success or otherwise of the above measures cannot be ascertained until the proposed new community blood lead testing program is implemented and the results are compared with earlier data.

1.5.3.3 Groundwater Contamination

The extent of groundwater contamination in the Central Processing Area is unknown. However, past and current mining practices have resulted in various sources of known or potential contamination including heap leach pads, evaporation and settling ponds, tailing storage facilities, waste rock dumps containing sulphide material with acid generating potential, ore stockpiles, open pits and smelting plants. Much of the mine infrastructure has been constructed in valleys over near surface fissured aquifers which have high potential for groundwater contamination and transport of contaminants from the mine area.

The tailing storage facilities contain alkaline, high salinity water with elevated concentrations of lead and zinc, and seepage contributes to groundwater contamination. This poor quality groundwater flows to the NNE and is flushed from near surface fractures to Hazeldene and Spear Creeks as a consequence of intense rainfall events. It may account for the localised vegetation dieback that commenced in the 1980s.

1.5.4 AMC Projections for Valuation

Planned environmental operating and capital costs have been reviewed and there appear to be no obvious opportunities for cost reductions.

AMC accepts the projected environmental operating costs of approximately $3M pa. Ongoing decommissioning costs of $2M pa have been assumed (mainly demolition of buildings and structures).

The remaining closure costs are expected to be spent within four or five years of the end of mining. AMC projection of total rehabilitation costs for Case 1 is $150M, and $175M for Case 2. Higher costs have been assumed due to the major risks outlined above.

1.6 Infrastructure and Management

Mount Isa is a modern and well serviced community of approximately 22,000 residents. The ISA mine and process operation is located adjacent to the city, while the George Fisher operation is some 22 km to the north along a sealed highway. The city is serviced by sealed roads, railway to Townsville and a major regional airport.

Power is sourced from the Mica Creek power station and process water from the Lake Moondarra and Lake Julius water storages.

The operation is controlled by an Operations General Manager ("OGM") having control over and responsibility for both the Mount Isa and George Fisher operations. Reporting to the OGM are a number of divisional general managers and the OGM reports to an Executive General Manager in Brisbane responsible for the total Mount Isa Business Unit reviewed in this section.

All employees are salaried, while a number of contracting companies and contractors are utilised for specialist tasks. Industrial relations appear to be well managed. The operation places commendable emphasis on the health and safety of its employees and as such provides substantial health and safety awareness and remedial programs.

The maintenance of a good relationship with the adjoining Mount Isa community is valued highly by the operation. For this reason, considerable dialogue and information sharing between the parties take place on a regular basis to ensure each is aware of potentially contentious issues.

Overall, the operation appears well managed with an effective management structure.

1.7 Valuation Parameters

Summaries of the parameters used in the AMC valuation process are shown in Tables 31 and 32. Cases 1, 2 and 3 for copper operations are matched to Cases 1, 2 and 3 for EHM. Case 1 for lead-zinc operations is consolidated in total ISA models with Cases 1 and 2 for copper and Case 2 for lead-zinc is consolidated with Case 3 for copper.

No case includes the potential ISA open pit whose value is separately considered by GSA.

Table 31 AMC Valuation Parameters - Copper Operations

	Case 1	Case 2	Case 3
Tonnes Treated (Mt)	90.2	90.2	96.2
Maximum Throughput (Mtpa)	7.6	7.6	7.6
Cu Grade (%)	3.05	3.05	3.03
Cu Cathode Produced (000t)	3,001	3,250	3,489
Cu Concentrate Sold (000t)	1,567	1,569	1,336
Operating Costs ($M)			
Mining	2,074	2,074	2,147
Concentrating	509	509	545
Smelting	873	946	998
Refining	270	293	304
Transport & Handling	404	429	404
Site Overheads	365	365	365
Environmental	26	26	26
Capital Costs ($M)			
Mine Capital	369	369	384
Concentrator/Smelter/Refinery	180	180	180
Rehabilitation & Closure	96	96	96

Table 32 AMC Valuation Parameters – Lead-Zinc Operations

	Case 1	Case 2
Tonnes Treated (Mt)	65.3	79.3
Maximum Throughput (Mtpa)	4.4	4.5
Pb Grade (%)	5.08	5.10
Zn Grade (%)	8.57	8.68
Ag Grade (g/t)	111	112
Pb Produced (000t)	3,419	4,293
Zn Concentrate Sold (000t)	8,950	11,029
Ag Produced (Mozs)	140	176
Operating Costs ($M)		
Mining	1,728	1,873
Concentrating	638	773
Smelting	775	932
Transport & Handling	735	935
Site Overheads	434	515
Environmental	29	34
Capital Costs ($M)		
Mine Capital	341	409
Concentrator/Smelter	156	188
Rehabilitation & Closure	80	83

2 ERNEST HENRY

2.1 Introduction

The Ernest Henry copper-gold mine ("EHM") is located approximately 40 km NE of Cloncurry in NW Queensland, and is accessed by bitumen road (Figure 6).

Copper-gold mineralisation was discovered in 1991 and the orebody was brought into production in 1997 in a joint venture between MIM (51%) and Savage Resources Limited (49%). MIM acquired the minority interest in mid-2002.

Mining is by open cut, extracting in excess of 10 Mtpa of ore at a LOM strip ratio of 3.3:1. An on-site concentrator with a nameplate capacity of 9 Mtpa produces approximately 350,000 tpa of concentrate containing some 95,000t of copper and 120,000 oz of gold. Concentrate is trucked to the smelter at Mount Isa for further processing.

At current ore reserves, the mine has an approximate eight-year remaining life. A recent deep drilling program confirmed extension of mineralisation below the presently planned pit and that down plunge extension remains open at depth. Resource additions have been estimated but, as yet no reserve addition because drilling is ongoing and mining and economic studies are incomplete.

The deposit is covered by eight Mining Leases ("MLs") totalling 2200 ha. EHM also conducts exploration on six MLs totalling 430 ha located NE and SW of the mine site.

Figure 6 Location Diagram, Ernest Henry Mining Operation


To Century Project
To Northern Territory
Water pipeline
MOUNT ROSE BEE
DUGALD RIVER
ERNEST HENRY
N
GEORGE FISHER
HILTON
MOUNT ISA
Mica Creek Power Station
BARKLY HIGHWAY
CLONCURRY
Julia Creek
To Townsville
NORQEB Transmission Line
ELOISE
Malbon
LANDSBOROUGH HIGHWAY
McKinlay
Gas pipeline
Duchess
Kynuna
SELWYN
Dajarra
PHOSPHATE HILL
CANNINGTON
To Winton
Proposed gas pipeline
OSBORNE
0
50
100 km

2.2 Geology

The Ernest Henry deposit is located within the Eastern Fold Belt of the Proterozoic Mount Isa Inlier, beneath 30m to 60m of Mesozoic cover. It is bounded by two NE-trending shear zones which dip to the SE at approximately 35^0, and occurs within an alteration zone (Figure 7). Diorite intrusions occur to the north and south. Chalcopyrite-pyrite-magnetite-gold-carbonate mineralisation occurs predominantly as infill in a hydrothermal breccia pipe, 300m wide and 250m thick, with a down-plunge extension exceeding 1,000m. The breccia pipe is developed within a sequence of altered, porphyritic volcanic rocks. Mineralisation boundaries are commonly sharp, and conform to the limits of brecciation and fracturing, although there is general trend from higher grades in the center to lower grades at the margins. There are minor to trace amounts of minerals containing cobalt, arsenic, molybdenum, rare earth elements and uranium.

Supergene alteration extends to approximately 150m to 200m down-plunge, although there is little supergene material remaining in the current pit. Supergene minerals include chalcocite, bornite, secondary chalcopyrite and native copper. In the primary zone, gold is partly associated with chalcopyrite, and the copper to gold ratio is consistent throughout the deposit.

Structurally, the deposit comprises an Upper Lens and Lower Lens, which plunge parallel to the breccia pipe. They are separated by a fault (Fault 4) and low-grade material (Figure 7), although there is some evidence that they may join at depth. Other significant faults include Fault 2, which is sub-parallel to Fault 4 close to the Hangingwall Shear Zone ("HWSZ"), and the NC Fault, which strikes approximately normal to the Fault 2/4 trend.

Figure 7 Geological Cross Section, Ernest Henry Deposit


N
S
Cover Sequence
FOOTWALL SHEAR ZONE
FAULT 4
FAULT 2/HWSZ
CURRENT PIT
STAGE 8 FINAL PIT
Supergene
Hangingwall Felsic Volcanics
Footwall Mafic Volcanics
Marble Matrix Breccia
200m
LOWER LENS
INTERLENS
UPPER LENS
MARSHALL SHEAR ZONE

At the time of AMC's site visit, a deep drilling program was underway to test the down-plunge extensions of the deposit. Results to date confirm continuity of mineralisation.

2.3 Mineral Resources and Ore Reserves

2.3.1 Mineral Resources

Table 33 Mineral Resources, Ernest Henry, 31 December 2002

Mining Method	Cut-off grade (% Cu)	Category	Tonnes (M)	Grade Copper (%)	Grade Gold (g/t)
Open pit	0.27%	Measured	96.0	0.98	0.49
		Indicated	23.0	0.76	0.37
		Inferred	2.0	0.60	0.30
		Total	**121.0**	**0.93**	**0.46**
Underground	2.0% Cu eq[1]	Measured	Nil		
		Indicated	3.0	1.70	0.88
		Inferred	2.0	1.70	0.80
		Total	**5.0**	**1.70**	**0.85**
Total		Measured	96.0	0.98	0.49
		Indicated	26.0	0.87	0.43
		Inferred	4.0	1.20	0.60
		Total	**126.0**	**0.96**	**0.48**

Mineral resources are inclusive of resources modified to produce ore reserves
[1] Cu eq = Cu% + 0.58 x Au g/t
Figures may not compute precisely due to rounding

Resource estimates are based on percussion pre-collared, surface diamond core holes (approximately 76,000m) and in-pit, grade control, reverse circulation ("RC") holes (approximately 16,000m). All holes are surveyed down-hole using both cameras and gyroscopic instruments to overcome issues arising from the abundant magnetite. Holes with unreliable surveys are not used for resource estimation. Core handling, sampling and assaying procedures are standard for the industry, and include the regular inclusion of duplicates and standard samples prepared from Ernest Henry mineralisation. Sample preparation and assaying is carried out off-site by recognised laboratories. Where native copper is logged in core, a screened copper assaying technique is employed. Quality Assurance/Quality Control ("QA/QC") results to date have been reasonably satisfactory, although an external consultant reviewed the processes in 2001 and made several recommendations for improvements. It is understood that most of these recommendations have been, or are being, implemented.

9,000 bulk density measurements were made on core during the initial resource definition drilling programs, and have been routinely collected since. Where there is no bulk density data for a sample, it is estimated through a regression formula using copper and iron assays. The specific gravity was kriged during the resource estimation process to smooth the data.

The drill spacing is approximately 40m by 40m in the northern (up-plunge) part of the deposit, and between 50m by 50m and 80m by 80m for of the remainder.

Copper and gold grades and bulk density factors are interpolated into 20m (N) by 20m (E) by 16m (RL) blocks using Ordinary Kriging ("OK"). Classification is based on search and kriging parameters with an override based on density of drilling data.

The resource estimation procedure was developed in consultation with an independent consultant who also carried out independent checks on the 2002 resource estimations and signed off as the Competent Person. A number of internal checks on the resource estimates were also performed, with satisfactory results.

In AMC's opinion, the resource estimates have been prepared in accordance with accepted industry standards and are based on exploration and sampling data of good quality. Resource classifications are reasonable and reported in accordance with the JORC Code. During the year, the cut-off grade for primary open-pit mineralisation was reduced from 0.4% Cu to 0.3% Cu.

2.3.2 Ore Reserves

Table 34 Ore Reserve estimates, Ernest Henry, 30 June 2002

Mining Method	Cut-off grade	Category	Tonnes	Grade	
	(% Cu)		(M)	Copper (%)	Gold (g/t)
Open pit	0.3% [1]	Proved	77.5	1.05	0.53
		Probable	11.3	0.89	0.43
		Total	**88.7**	**1.03**	**0.51**

[1] Above June 2002 pit, cut off grade 0.4% Cu
Figures may not compute precisely due to rounding
There are no underground reserves

While resources have been estimated at 31 December 2002, a revised ore reserve estimate was not available. Production since 30 June 2002 totals 5.1 Mt averaging 1.31% Cu, 0.68g/t Au.

EHM assumes that all reported mineral resources will be mined with no dilution or mining losses. Comparisons between the block model predictions and mined tonnes/grade during 2001 suggested that minor waste/low grade dilution was being experienced but reconciliations over the past nine months have indicated that a dilution allowance is unnecessary. AMC considers that the ore reserve estimates have been prepared in accordance with accepted industry standards and have been appropriately classified in accordance with the JORC Code.

More recently, grade control drilling has been underestimating mill feed copper grades by around 10%, and this is under investigation by an external consultant. It is unclear whether it is related to drill sampling issues or mine laboratory issues or both, although there have been concerns identified in respect of both in previous years. EHM recently implemented improved RC grade control sampling procedures recommended by external consultants, which should reduce uncertainties in this area.

EHM pit optimisation studies have been assessing a possible pit extension of approximately 150 vertical metres. In preparation, it has begun stockpiling mined material grading between 0.24% Cu and 0.3% Cu. EHM has recently advised that its studies to date indicate that the economics of such an extension are marginal, depending on copper price and concentrate treatment charge assumptions.. However studies will continue and, following further deep drilling, a pre-feasibility study of underground potential is proposed.

2.3.3 Exploration Potential and Additions to Ore Reserves for Valuation Inputs

The December 2002 mineral resource statement indicates that a substantial tonnage of additional resources has been delineated as a result of the 2002 deep drilling, as follows:

Table 35 Mineral Resource estimates, Ernest Henry, below current ore reserves pit[1]

Mining Method	Cut-off grade (% Cu)	Category	Tonnes (M)	Grade	
				Copper (%)	Gold (g/t)
Open pit	0.27%	Measured	23.6	0.83	0.40
		Indicated	11.7	0.63	0.31
		Inferred	2.0	0.60	0.30
		Total	**37.4**	**0.75**	**0.37**
Underground	2.0% Cu eq[2]	Measured	Nil		
		Indicated	3.0	1.70	0.88
		Inferred	2.0	1.70	0.80
		Total	**5.0**	**1.70**	**0.85**
Total		Measured	23.6	0.83	0.40
		Indicated	14.7	0.85	0.43
		Inferred	4.0	1.20	0.60
		Total	**42.3**	**0.87**	**0.43**

[1] Including minor material above current pit between cut-off grades of 0.27% Cu and 0.3% Cu
[2] Cu eq = Cu% + 0.58 x Au g/t
Figures may not compute precisely due to rounding

AMC has included the additional open-pittable resources in its Case 2 and Case 3 valuation scenarios with a recognition that post-resource estimate drillholes intersected better grades. The estimate does not include low-grade material below a 0.3% Cu cut-off grade currently being extracted and stockpiled for possible later treatment.

EHM has published a mineral resource estimate for material potentially exploitable by underground mining methods below the extended open pit. A prefeasibility study of this potential is planned for May 2003.

Outside of the eight MLs over the Ernest Henry deposit, EHM holds title to six MLs totalling 430 ha located NE and SW of the mine. While exploration has not yet exhausted the possibility of discovering additional copper-gold deposits, result to date have not been encouraging. Drill testing of other magnetic anomalies in the district has shown most to be due to magnetite without significant copper-gold mineralisation. However it is noted that some recent discoveries of copper-gold in NW Queensland are hosted by non-magnetic rocks.

2.4 Mining

2.4.1 Mineralisation and Rock Qualities

The Ernest Henry orebody comprises copper-gold mineralisation in which, at the present pit depth, the copper is present predominantly as chalcopyrite. The principal sulphide gangue mineral is pyrite. The volcanic host rock has high intact strength and the limited continuity of defect sets provide generally strong rock conditions.

2.4.2 Geotechnical

The Feasibility Study envisaged that final slope designs would be developed progressively as more information was gathered from wall exposures, geotechnical drilling, wall mapping and subsequent analysis. In 2000, after considerable internal and external geotechnical investigation, it was decided to steepen the batters.

All fresh rock walls are pre-split. On an irregular basis, dependent upon the mining schedule, a contractor is brought on site to drill depressurisation holes into the pit walls. A ring of 300m deep exterior dewatering bores extends around the outside of the pit perimeter.

AMC thinks that the chosen 85° batter angle for fresh rock is aggressive, but achievable, providing high quality geotechnical management techniques such as pre-splitting, slope depressurisation and rock defect mapping are properly undertaken. The overall inter-ramp slope angle of 59° is being successfully employed in a number of operations worldwide over slope distances of up to 500m. There is no obvious reason why, with appropriate diligence, EHM cannot achieve a similar outcome.

2.4.3 Mine Design

Mine design and scheduling uses appropriate industry optimisation methods.

There are two main ramp systems, one on the north wall and the other on the south wall down to 1994 mRL. Below 1994 mRL there is only one final ramp system. Dual lane access is available down to 1822 mRL. Below this, the ramp width is reduced to single lane to maximise ore recovery on the remaining 12 benches. Switchbacks are employed on the north ramp, but none on the south.

2.4.4 Mining Operations

Mining uses standard hard rock, open pit drill/blast/excavate/haul techniques. The major shovel is an electric P&H4100, backed up by a Liebherr 996 hydraulic face shovel and a CAT5130B excavator. The haulage fleet consists entirely of Komatsu830E, 220t capacity trucks. The ancillary fleet comprises CAT wheeled and tracked dozers, graders, wheel loaders, water trucks, service trucks and miscellaneous smaller vehicles. Maintenance of the fleet is undertaken using MARC contracts.

EHM has recently advised it plans to increase the material movement schedule, requiring eight additional 220t trucks and a third 996 excavator in 2004. In its 2002 LOM Plan it provided for three additional trucks in 2006 and a replacement excavator in 2004.

2.4.5 Mine Production Scheduling

The 2002 LOM Plan production schedule was for concentrator throughput of 11Mtpa at a 0.3% Cu cut-off over eight years, with a mining total movement rate of 60Mtpa. Recent advice is that the increased rate will peak at 73 Mtpa in 2005.

Production in 2002 totalled 59.5 Mt consisting of 10.2 Mt ore and 49.3 Mt waste.

2.4.6 Pit Dewatering Strategy

Rainfall as high as 150 mm within the pit perimeter can mean water depth of more than 20m in the pit bottom after heavy rains. This water is removed using a combination of pit sumps with diesel driven centrifugal pumps and a system of bore pumps located outside the pit perimeter. Pumping in the order of 10 Ml to 25 Ml per day has been necessary through ground water and rainfall events.

By December 2003 a new stage of bore pumping will need to be completed to ensure drawdown of the aquifer in advance of mining.

Water inundation management appears adequate to cope with the usual wet season rainfalls. An allowance of 16 days per year is made in the mine schedule for rainfall events that stop mine production.

2.4.7 Capital Costs

The more significant mining capital cost items are deep dewatering bores, in-pit dewatering installations and minor mobile equipment as well as tailings dam construction and upgrade pumps. The major haul and excavate fleet additions are part of the equipment lease arrangements and as such are considered to be operating costs. AMC's projections are based on lesser fleet additions and lower total material movement than now being considered.

2002 LOM plan annual capital costs in the mining area vary from less than $1M to $10M. The major items are a mining equipment balloon payment of $9M in 2007 and construction work on the tailings dam totalling around $13M.

2.4.8 Operating Costs

AMC projects mining operating costs averaging $1.76 /t of material over the remaining mine life. The key cost drivers are based around past experience at EHM, long-term contractual commitments, MIM corporate assumptions and AMC judgement of future operating cost parameters.

The operating costs are well within the expected range for the type of operation being undertaken. There are minor opportunities to take advantage of small operating efficiencies such as a truck dispatch system and "hot seat" changing for the haul trucks.

2.5 Processing

2.5.1 Operation Description

The EHM process plant was designed to process a nominal 9 Mtpa of ore but, with process optimisation, the throughput now exceeds 10 Mtpa.

A conventional process circuitry is employed. The ROM ore is crushed in a primary gyratory crusher before milling through a SAG-ball mill circuit. A second ball mill is used on a regrind duty. Beneficiation is by means of flotation in a simple rougher-cleaner circuit format, with rougher concentrate being reground prior to cleaning. The cleaner circuit comprises a three stage operation with the second and third stages in closed circuit. The first cleaner tailing joins the rougher tailing as the plant reject product. The final concentrate which is produced from the third cleaning stage is thickened and filtered before being transported to the Mount Isa copper smelter.

The chalcopyrite liberates at a relatively coarse size. At the present time, copper recoveries in excess of 90% and gold recoveries of around 70% compare with target copper and gold recoveries of 93% and 74% respectively for primary ore. Although the current plant performance is thus close to target, there still remains the potential to improve the flotation recoveries by up to some 3% to 4% for both copper and gold by stabilising the cell action and by optimising the applied reagent regime. AMC has allowed, over time, an average 2% improvement for copper and a much greater improvement for gold in its Case 2 projections.

AMC projects concentrate grades at around 28% Cu containing 10 to 11 g/t Au. Concentrate grade year to date 2003 has been around 29% Cu and 11 g/t Au.

2.5.2 Metallurgical Response Model

A metallurgical response model was developed by AMC using the production data from the operation to test the efficacy of the EHM production plan. AMC has used that model to project copper and gold recoveries and throughput rates for its valuation scenarios.

2.5.3 Plant Throughput Rate

Results to date indicate to AMC that the plant feed rate decreases as the copper grade decreases. As the grades generally decrease with depth, the plant throughput would be expected to similarly decrease over time if no contingent action was taken to increase the comminution power or the grinding circuit efficiency.

Year to date throughput is an annualised rate of 10.5 Mtpa. EHM forward projections indicate a generally increasing plant feed rate independent of the feed grade at levels notably higher than have been historically obtained, peaking at an annualised throughput of 11.6 Mtpa. AMC thinks that a significant improvement in the grinding circuit performance will be required to achieve these projected increases in throughput. AMC's models maximise throughput at 11.2 Mtpa in 2005. They assume plant availability of around 94%.

2.5.4 Copper/Gold Grade Relationship

Mineralogical information indicates that gold is associated with both chalcopyrite and pyrite and results indicate a direct relationship between copper and gold recoveries. However AMC thinks that, if the mechanism of gold recovery was improved to allow the recovery of the liberated gold that presently reports to the plant tailings, then the indicated relationship would lift to a higher level. AMC has considered such an improvement in its Case 3 model.

2.5.5 Feed Grade/Recovery Relationship

For many ores, flotation recovery varies directly with feed grade as a generally constant proportion of the wanted mineral remains locked in the tailings product. Operating results indicate copper recovery decreases with the feed copper assay. AMC has allowed for this relationship in its models which, in Cases 1 and 2, projects a lower copper recovery than that EHM believes it can achieve.

The upside copper recovery potential discussed in Section 2.5.1 is suggested to be in the order of 3%, averaging 2% overall. AMC has provided for such an average increase in Case 3 but, at low copper grades, its recovery projections are lower than those of EHM.

2.5.6 Concentrate Transport and Sales

EHM trucks and sells copper concentrate to Mount Isa under an agreement in effect to 2012.

Treatment and refining charges are negotiated each year and will normally reflect Japanese smelter terms for copper concentrate treatment. The key terms include an annual tonnage of 370,000t concentrate assaying 28.2% Cu, 11 g/t Au, 33 g/t Ag and As < 0.7%. There is an arsenic penalty which is not relevant at these levels.

Charges include a contribution to the cost of building the concentrate blending facility at the ISA copper smelter. EHM pays the cost for delivering the concentrate to ISA and of freight for delivery of EHM metal to the customer.

AMC's models project treatment and refining charges, including transport and handling, of around $7.50 /t treated or around $0.40 per pound payable copper, without accounting for gold credits.

2.5.7 Operating and Capital Costs

AMC has projected concentrator operating costs averaging $3.57 /t. This compares with average costs varying between $3.35 /t and $3.87 /t in 2000 to 2002 and costs below $3.35 /t in the early part of 2003.

2002 LOM Plan capital expenditure of around $3M in 2003 (full year) decreasing to $1.3M in 2005 and smaller sustaining amounts thereafter includes a recycle crusher, tailings dam lifts and flotation and grinding plant expenditure. AMC has accepted the plan projections.

2.6 Infrastructure

2.6.1 Power

Electricity is supplied from the Mica Creek Power Station near Mount Isa.

The power contract is broken into two parts, one for generation and the other for transmission. For transmission a network service fee is paid based upon an annual demand charge and an agreed network capacity. The energy contract is on a take or pay basis, consisting of a capacity charge and a usage charge. The contract term ends in January 2013 with a balloon payment of $18.7M in 2010.

With the P&H4100 shovel and electric borefield pumps on line, EHM is close to its capacity of 26.5MW. Further incremental increases in demand will require negotiation with the power supplier.

2.6.2 Water

Water is supplied by a 112 km long pipeline from Lake Julius. Under the take or pay contract, EHM pays a Capital Tariff, a Water Storage Tariff, and an Operating, Maintenance and Repair Tariff.

The take or pay contract has a 15 year term that commenced in 1997. The Capital Tariff is payable irrespective of the mine life and is estimated to be $7.6M.

2.6.3 Road Access

The new road from Cloncurry is a public road. EHM makes payments on an infrastructure loan that was established between the Cloncurry Shire Council and the Queensland Treasury. The loan will be repaid in full in 2006. Maintenance on the road is carried out by Cloncurry Shire Council with 80% of the cost being borne by EHM.

2.6.4 Village

The workforce is a mixture of locally based personnel and those who fly in, fly out. The village capacity is 232 rooms, with an additional 80 construction rooms available if required.

2.6.5 Communications

EHM has an on-site Local Area Network which is connected via a partly dedicated link to the MIM Wide Area Network. Procedures are in place to identify and rectify faults in a timely manner. The network infrastructure is upgraded and/or replaced as more cost effective or reliable solutions become available.

2.6.6 Operating and Capital Costs

AMC's models project annual infrastructure operating costs in the order of $18M increasing to $21M in 2006, thereafter decreasing to around $16M.

2.7 Management

All employees are salaried and a number of contractors are used for specialist tasks. Industrial relations are well managed. There is a substantial awareness of health and safety management.

Regular dealings with the local pastoral and town communities ensures any issues are addressed effectively.

The General Manager EHM reports to MIM's Executive General Manager Mining. The management structure is, in AMC's opinion, effective.

Administration costs approximate $8M to $9M pa. AMC's models project costs at this level to 2007, thereafter at nearer $6M pa.

AMC has not included either state or private royalties in its models.

2.8 Environmental

2.8.1 Overall Conclusions and Issues

In general, EHM has been well planned environmentally and the operational issues are being addressed competently and proactively. The Environmental Department is competently run, adequately serviced and well organised.

Take or pay water from Lake Julius is a cost penalty to the project. The unexpected large quantities of mine water means that about 40% of the process water requirements come from mine dewatering. This situation

provides a disincentive to elevate the priority of water conservation. For example, there is no return water system from the tailing storage even though the decant water is of suitable quality for reuse.

On closure, drainage from site can be captured and diverted to the open pit. Predictive modelling of water quality in the final void is needed to test the appropriateness of this solution.

Control of acid rock drainage in the waste dumps seems well planned and managed. The tailing is also potentially acid forming and planning for closure is needed. Research programs to optimise final covers of waste dump and tailing storage facilities are lagging behind schedule. This is acknowledged by EHM.

Breaches of tailing have occurred and the rockfill in the northern wall of the tailing dam requires sealing. However this wall is internal to a two-cell system. EHM is reviewing final design and may revert to a single cell system.

Metal leaching is a potential issue during operations (off-site discharge) and post-closure. EHM's monitoring data to date shows all water quality, including the highest concentrations in the on-site evaporation pond, comply with licence requirements should discharge be necessary. A revised EMOS and new EPA licence are required by the end of 2003 and EHM will need to negotiate new water quality criteria with the EPA.

2.8.2 Review of costs

Operating and capital costs have been reviewed and there appear to be both opportunities for cost reductions and some areas of risk where higher costs may occur.

The major opportunity for cost reduction is in water charges, but only if another user can be found to share the 'take or pay' component of the charges.

For its valuation scenarios, AMC has reduced planned environmental operating costs by around 40% between 2003 and 2011. This is mostly from an assumed $0.6M pa saving in water costs between 2005 and 2011. AMC's projected annual environmental operating cost varies between $0.5M and $1.4M included in Tables 36 and 37 together with environmental capital costs.

AMC has increased planned capital costs by $3.1M in 2004 for sealing of the northern wall of the tailing dam and by $1.5M in 2005 for a pump-back system to meet more stringent water quality criteria. It has also increased closure costs marginally. Its projections total $29.2M for rehabilitation and closure and $4.8M for capital.

2.9 Valuation Parameters

AMC prepared its valuation models (now Cases 2 and 3) prior to recent advice that studies to date for a Stage 8 open pit extension have provided marginal results. Accordingly it has recently provided GSA with a new Case 1 model (Table 36) which excludes any potential pit extension and hence any implicit value for the open-in-depth mineralisation below the present reserve.

Case 2 is an AMC projection which includes a 40 Mt addition at 0.75% Cu, 0.40 g/t Au to open pit reserves and thus does include an exploration value for the additional mineralisation. AMC thinks that there is a reasonable chance of an open pit extension.

Case 3 parameters are as for Case 2 except that average copper recovery is increased to 91.3% and gold to 76.4%.

AMC material movement schedules and mining costs are based on the 2002 LOM Plan without adjustment for the changes recently advised.

Table 36 AMC Case 2 Valuation Parameters

	H2/2003	2004	2005	Total LOM
Tonnes Treated (Mt)	5.3	10.4	11.2	124.5
Copper Grade (%)	1.12	0.95	1.17	0.93
Gold grade (g/t)	0.58	0.52	0.52	0.47
Copper Recovery (%)	90.6	89.3	91.0	89.2
Gold Recovery (%)	70.5	69.1	71.0	68.9
Copper Concentrate Grade (%)	28.3	28.0	28.5	27.9
Concentrate Produced 000t	189	316	418	3698
Payable Copper 000t	51.5	85.4	114.9	997
Payable Gold 000oz	65.8	114.5	126.0	1239
Operating Costs ($M)				
Mining (incl. mine tech services)	56.9	92.4	99.7	973
Concentrating	19.7	39.0	40.0	444
Treatment & Refining Charges	19.4	59.6	78.5	680
Transport & Handling	19.2	29.6	28.5	255
Site Overheads (admin + infrastructure)	13.7	27.1	26.9	329
Environmental	0.7	4.5	2.0	15
Total	**127.0**	**247.5**	**271.1**	**2656**
Per t treated ($)	**24.59**	**24.18**	**24.63**	**21.66**
Capital, Rehabilitation and Closure ($M)				
Sustaining Capital (Mine, mill etc)	7.0	9.2	5.5	54.3
Rehabilitation & Closure				29

Table 37 AMC Cases 1, 2 and 3 LOM Valuation Parameters

	Case 1	Case 2	Case 3
Tonnes Treated (Mt)	84.5	124.5	124.5
Copper Grade (%)	1.01	0.93	0.93
Gold grade (g/t)	0.50	0.47	0.47
Copper Recovery (%)	89.8	89.2	91.3
Gold Recovery (%)	69.6	68.9	76.4
Copper Concentrate Grade (%)	28.2	27.9	27.9
Concentrate Produced 000t	2730	3698	3781
Payable Copper 000t	743	997	1019
Payable Gold 000oz	898	1239	1369
Operating Costs ($M)			
Mining (incl. mine tech services)	686	973	973
Concentrating	299	444	444
Treatment & Refining Charges	498	680	696
Transport & Handling	192	255	260
Site Overheads (admin + infrastructure)	240	329	329
Environmental	12	15	15
Total[1]	**1928**	**2656**	**2718**
Per t treated ($)	**22.81**	**21.66**	**21.83**
Capital, Rehabilitation and Closure ($M)			
Sustaining Capital (Mine, mill etc)	46	54	54
Rehabilitation & Closure	29	29	29

[1] Rounding errors may result in totals not summing precisely

2.10 Risks and Opportunities

Parameter	AMC Assessment
Resource and reserves (tonnes and grade)	Moderate risk that extended reserves will not be defined to extent included in Cases 2 and 3.
Mining	
Equipment failure	Small risk. There is no spare loading capacity or third fleet. Prolonged downtime would threaten waste stripping schedules. Remedies include contractor equipment and/or re-scheduling.
Access restrictions from rain	Minor risk of losses beyond that planned for. Further mitigation possible from large sumps, bunding and additional pumping equipment.
Pit wall failure and/or lower batter angles	Possible impact on ore availability and stripping ratios. AMC considers the risk well managed.
Processing	
Plant throughput	Minor risk that AMC's projected throughput will not be achieved.
Recovery	AMC's Cases 1 and 2 projections are considered conservative. Moderate risk Case 3 projections will not be achieved.
Environmental	
Tailings dam breaches	An existing problem which needs addressing. AMC has provided for appropriate expenditure in its models.

EHM also identifies the mill gearboxes as an ongoing risk to production rate but a critical spares strategy is being developed to address this risk.

3 McARTHUR RIVER

3.1 Introduction

The McArthur River joint venture is owned by MIM (75%) and ANT Minerals Pty Ltd (25%). The McArthur River Zinc-Lead-Silver Mine ("MRM") is in the Northern Territory and accessed by sealed road from Daly Waters to the west and from the Barkly Highway 350 km to the south (Figure 8).

The deposit was originally discovered in 1955 but fine grained ore and difficult metallurgy contributed to a long gestation period before the mine was finally brought into production in 1995.

The site operates as a fly-in fly-out commute from Darwin with most employees working on a week-on/week-off roster. The operations currently produce a bulk concentrate that is trucked 120 km to the project-owned loading facility of Bing Bong where it is barged out to ships anchored in deep water offshore.

Figure 8 **Location Diagram, McArthur River Mining Operation**


DARWIN
KATHERINE
GULF OF
CARPENTARIA
BING BONG PORT
Sir Edward Pellew
Islands
DALY
WATERS
BORROLOOLA
NORMANTON
McARTHUR RIVER
MINESITE
TENNANT CREEK
JULIA CREEK
FLINDERS HWY
MOUNT
ISA
CLONCURRY
HUGHENDEN
NORTHERN
TERRITORY
QUEENSLAND

3.2 Geology, Resources and Reserves

McArthur River deposit is a stratiform lead-zinc deposit hosted by Proterozoic dolomitic and carbonaceous siltstones. It is one of several major stratiform lead-zinc deposits in the region between Mount Isa and McArthur River.

The mineralisation covers an area of more than 2 km^2, with an average thickness of the mineralised segment of about 55m. The western margin of the deposit has been folded and eroded and the stratigraphy dips at an average approximately 17 ° to the east where it is abruptly upturned along its eastern margin (Figure 9).

The mineralised interval has been divided into seven orebodies separated by relatively barren sedimentary breccia and minor siltstone. The major sulphide minerals are pyrite, sphalerite and galena with trace chalcopyrite, arsenopyrite and marcasite. Each of the seven orebodies has distinct grade characteristics.

Resource estimation is based on the interpretation of geological contacts of orebodies and waste interburden from drill holes and underground exposures. A systematic check-assaying program is in place using industry standard quality control procedures.

Figure 9 Geological Cross Section, McArthur River Deposit



182900N
Barney Hill-HYC-Cooley Geology
M36 Fault
Barney Hill Anticline
N33 Fault
Basal Cooley (Mt Stubbs) Reverse Fault
McArthur River Fault
Emu Fault-1
Emu Fault-2
Reward Dolomite
Barney Creek Formation
W-Fold Shale
Teena Dolomite
Mitchell Yard Dolomite
Mara Dolomite
Masterton Sandstone
0
500
1000m

The resource estimate is based on the geological interpretation of the boundaries between stratigraphic units developed into two-dimensional block models. Separate models are developed for each orebody and the true thickness is determined from drill hole data or face mapping.

Reserves are estimated by applying dilution and mining recovery factors to the resource data. The factors applied vary according to the planned method of extraction. AMC thinks the factors are adequate for room and pillar mining but that, as the method changes to open stoping, mining factor estimation will require a three-dimensional resource model.

Table 38 McArthur River Mine Mineral Resources as at 30 June 2002

	Measured Resource				Indicated Resource				Inferred Resource			
Orebody	Tonnes	Zn	Pb	Ag	Tonnes	Zn	Pb	Ag	Tonnes	Zn	Pb	Ag
	Mt	%	%	g/t	Mt	%	%	g/t	Mt	%	%	g/t
8	1.3	9.9	5.5	51	1.5	10.0	6.6	72	0.1	9.3	4.3	45
7	5.1	10.6	6.0	55	3.2	11.3	7.0	69	0.6	11.0	6.2	54
6	1.8	11.9	4.9	48	0.6	13.2	7.3	70	0.3	11.4	6.0	55
5	6.6	12.0	4.5	43	3.8	11.7	4.7	48	1.2	12.1	5.2	48
4	0.5	14.3	8.9	97								
3	1.6	14.7	7.3	78								
3-4	52.2	12.8	5.8	59	30.9	12.1	5.6	59				
2	7.0	17.5	7.1	76	6.1	16.8	6.0	60	0.7	17.1	5.4	57
Total	**76**	**13.0**	**5.8**	**59**	**46.1**	**12.6**	**5.7**	**60**	**3.1**	**13.0**	**5.5**	**52**

	Table 39 McArthur River Mine Ore Reserves as at 30 June 2002							
	Proved Reserve				Probable Reserve			
Orebody	Tonnes	Zn	Pb	Ag	Tonnes	Zn	Pb	Ag
	Mt	%	%	g/t	Mt	%	%	g/t
3-4	3.6	12.4	6.2	52	31.6	12.1	5.4	58
2	2.3	14.3	5.6	58	2.4	14.8	5.4	58
Total	**5.9**	**13.1**	**6.0**	**54**	**34.0**	**12.3**	**5.4**	**58**

The resource estimate is classified based on the density of data available to estimate grade and the local confidence in geological interpretation of orebody boundaries. In the classification of reserves, Measured Resource is converted to Proved Ore Reserve in the 2 orebody but converted to Probable Ore Reserve in the 3-4 Orebody. This is in response to the use of resource recovery factors for reserve conversion.

With the exception of the 2 Orebody, resources are reported at grade cut-offs. The 2 Orebody is reported in its entirety using geological boundaries. The resource model has been depleted by mined tonnages and an estimate of the remnant pillars that will not be recovered.

Mine to mill reconciliation of tonnage and grade indicates that the resource model, as modified to reserves, is a very good indicator of tonnage and grade to the mill.

The two-dimensional resource models used to develop the resource estimate have been modified to develop a three-dimensional model for open pit evaluation. The grade model in the three-dimensional model is the same as that in the two-dimensional models used for resource reporting and the reported tonnes and grade of individual orebodies are consistent between models.

In conclusion AMC considers that the resource models are reasonable and the resource and reserve estimates appropriately classified under the JORC Code. The three dimensional model is suitable for evaluation of open pit mining.

3.3 Mining

3.3.1 Current Operations

Although the geometry of the deposit is amenable to open pit mining the project was commissioned as an underground operation. This decision was primarily due to the metallurgical issues and the limited long-term world market for bulk concentrates.

Ore is trucked to a central underground crusher and conveyed to surface. The crushing and conveying system has a capacity well in excess of the current ore production capability and is operated remotely from a surface control room.

Ore is mined by room and pillar, longhole open stoping and benching methods. In steeper dipping areas both benching and a modified room and pillar method (tracked jumbo and scraper) are employed. A new mining area, where the sequence has been down faulted, has recently been accessed and a modified open stoping method has been proposed. This area has the potential of providing 50% to 60% of the total production requirement.

At the end of June 2002 a total of 8.2 Mt grading 15.3% Zn and 6.0% Pb had been mined from the deposit, principally from the 2 orebody. Mining operating costs for the year ending June 2002 were $21.77 /t for 1.4 Mt of ore mined. Mine production for the half-year ending December 2002 has increased to an annualised rate of 1.5 Mtpa (grading 13.9% Zn and 5.9% Pb) at an operating cost of $23.09 /t.

3.3.2 Other Production Options

A scoping study was commissioned by MIM in April 2001 to review mining and ore processing options ("Scoping Study"). It concluded that a 4.8 Mtpa open pit mine producing zinc metal from an Albion Process plant was the best outcome from the production scenarios reviewed. A feasibility study into this preferred option is well advanced with an environmental impact study underway.

If this approach is not feasible, other options include increased production from the underground mine with fill and non-fill open stoping methods being considered. The bulk of the remaining underground reserve is in the 3-4 orebody, which is proposed to be mined by open stoping without backfill. Open stoping offers the potential to increase mine production and to lower operating costs, although resource recovery will be relatively low.

A significant expansion of mine production by the current processing route is unattractive to MRM due to the shrinking long-term world market for bulk lead-zinc concentrates, hence the focus on alternative process options.

Although termed a Scoping Study, AMC considers the level of detail in many areas of the pit design and costing to be at a feasibility study level and has included the 4.8 Mtpa open pit in its valuation Case 2. The operating costs generally agree well with industry benchmarks and AMC has used the study costs in its evaluation with minimal adjustment. It considers that the recovery and dilution estimates (90%/10%) would be at the upper end of expectations but notes that a reasonable provision for selective mining has been made.

3.3.3 Geotechnical Issues

Approximately 70% of the lowest (2 orebody) ore horizon has been extracted with slender (3-4m) pillars left in the stoping areas. These pillars would not be expected to take much load and would be expected to yield if stresses built up. In its underground visit AMC saw no evidence of high stresses and notes that regional pillars will be left to protect main accesses and other infrastructure. Two open stopes have been successfully trialled taking out the upper 3 and 4 lenses from drawpoints in 2 orebody. There are however, concerns about the global mine stability if extensive open stoping is undertaken and MRM has sought advice from geotechnical consultants who have recommended that more than 50% of the orebody be left in pillars.

3.4 Processing

The McArthur River concentrator was commissioned in 1995. There have been a number of plant upgrades and improvements made in recent years to increase plant throughput as well as improvements to zinc recovery and concentrate quality.

3.4.1 Current Operations

The ore is crushed and ground by conventional methods followed by flotation to produce a bulk rougher zinc-lead-silver concentrate. Due to the very fine-grained nature of the ore, the coarser fraction of the rougher concentrate must be subjected to further stages of ultra-fine grinding and flotation.

During the year ending June 2002 the plant treated 1.41 Mt of ore to produce 364,000t of concentrate containing 47% zinc. The recovery of zinc and lead to the concentrate was 83% and 45% respectively.

2002 operating cost was $28.80 /t ore milled, which is relatively high for a flotation concentrator. The main reasons are the high power requirements for ultra-fine milling, as well as high reagent costs to achieve the desired zinc grade in concentrate. Recent developments in flotation optimisation should result in significant reagent savings.

Costs for site administration and transport and loading of concentrate through the port facility at Bing Bong accounted for a further $19.40 /t ore milled in 2002.

3.4.2 Future Processing Options

A Scoping Study evaluated the options for treatment of concentrate at site to produce zinc metal using MIM's proprietary Albion process. Following encouraging technical and economic outcomes, a detailed feasibility study commenced in July 2002. The processing component of the study is scheduled to be completed in December 2003.

The Albion process involves atmospheric sulphide leaching of ultra-fine ground concentrate. Impure zinc leachate is purified using zinc cementation and zinc recovered by electro-winning. The process is selective for zinc and it is proposed that both lead and silver in concentrate will report to tailings. Most of the unit operations proposed for zinc metal production are well proven technologies. However atmospheric leaching for production of zinc leach solution prior to metal recovery is not widely used in the industry as yet.

Piloting of the process is currently underway in Brisbane to provide design criteria for the detailed feasibility study. To date the pilot work has been successful and has operated smoothly. Full-scale cathodes of zinc are being produced. AMC is of the opinion that the overall zinc recovery from ore to metal will be around 90% with rougher concentrate feed.

Several processing throughput options were evaluated in the Scoping Study for either continuation of underground mining or the development of the open pit. A new "greenfields" concentrator has been considered for the open pit option but modification of the current plant is more likely.

Based on the previous studies and on concentrate schedules prepared in this review, AMC estimates that the total capital costs for processing from ore to metal would be approximately $300M for the underground option, and approximately $900M for the open pit option. These costs do not include any capital allowance for a power station as it has been assumed that power will be provided by an independent power producer.

Process operating costs will be very dependent upon the negotiated cost of power which could be fuelled by low cost natural gas from new gas field developments, or more likely, by coal. Based on a power cost of 4 c/kWh, AMC believes that the total processing cost from ore to metal would be around $660 /t zinc for the underground option and $510 /t zinc for the open pit option. Cost of transport of metal to the port would account for a further unit cost equivalent to $12 /t zinc.

3.5 Infrastructure and Management

The site can be accessed by sealed public highway or by the operation's sealed airstrip.

The fly-in fly-out accommodation provided for the 356 strong workforce is well-maintained and to good standard. The principal week-on/week-off roster allows for most of the accommodation units to be shared back-to-back.

The operation is currently serviced by a gas-fired power station on site that is adequate for the existing operation. The power station is owned and operated by a third party, and supplies power at a price slightly cheaper than diesel generated power. A low cost and significantly increased power supply needs to be secured to make the expansion options viable.

Water is currently sourced from a bore-field and there is a proposal to dam the Glyde River for the expansion option.

The public highway from the mine to the port is maintained to a reasonable standard but has proved unreliable, particularly in recent years, due to flooding during the wet season.

Bing Bong has well maintained concentrate storage (40,000 wmt) and loading facilities, together with an accommodation village. A single loading barge of 3,200 wmt capacity is operated by a third party with a ship

loading cycle time of 10 to 14 hours. Although the operation is permanently staffed, loading operations occur for less than one third of the year.

In AMC's opinion the operation has an appropriate management structure and supporting technical skills base. The attractive FIFO roster has resulted in a stable workforce and there are no material issues with respect to industrial relations or safety.

3.6 Environment

Current environmental risks are well managed. Water management is the most significant risk at the mine and at the Bing Bong facilities. The issues being addressed are the tailings dam runoff and leachate and a reduction in the water quality of Surprise Creek.

The possible development of a 4.8 Mtpa open cut with on-site metal production will have a significant impact on the environment and be subject to an EIS. The time required to successfully achieve all approvals could be the most critical time dependant element of the project. The main issues are as follows:

McArthur River Diversion Diversion of the river will be required and significant changes to existing mature eco-systems will occur. The construction of water diversion and retention earthen structures to ensure a flood free open pit will be required. These are not expected to have a material effect on the flood levels that occur over the river plains each year.

Power Generation Gas and coal-fired options are being considered. Coal-fired facilities will create the largest environmental impact with ship unloading facilities, water quality and greenhouse and particulate air emissions.

Acid Mine Drainage Waste rock contains dolomite which should buffer acid production, and waste characterisation studies completed to date indicate that this issue can be addressed.

Indigenous & Heritage Issues Current Aboriginal Areas Protection Authority may require variation for any relevant impacts of the open cut and river diversion. The Glyde River weir will inundate a large area which is currently being assessed for sacred sites and archeological significance. Any impact will require further negotiation with landowners.

Approvals Process The Federal Environment Protection Biodiversity Conservation Act, and Northern Territory Government requirements and associated indigenous approvals need assessment to determine their applicability to the proposed project but MRM's current advice is that Federal approval is not required.

Bing Bong Expansion to the Bing Bong facilities will require the appropriate approvals but the potential environmental impacts are manageable. Marine studies have indicated no adverse effects from the current operation and the production of metal on site will reduce the current environmental exposures.

Water Management Water management and the effects of extreme rainfall are the most critical operational environmental issues to be managed. These issues are:

- The damming of the Glyde River and the area of inundation,
- Ensuring the open cut and associated mining operations and processing facilities remain operational during the wet season,
- Providing all year round transport access of concentrate/metal to the port facility, although previous brief interruptions have been successfully managed,

- Tailings dam and waste dump runoff and leachate issues arising from high rainfall will require management during mining operations and, depending on the ability to seal dumps and dams, after mine closure, and

- Long term erosion and water quality issues.

3.7 Marketing

McArthur River bulk concentrates are sold under long-term contracts to smelters using the Imperial Smelting Process. There is currently a strong demand for the concentrates, including from electrolytic zinc plants. AMC's projections assume a treatment charge of US$190 /t concentrate and payment for 82% of zinc and 64% of lead at LME prices.

3.8 Historical Performance and AMC's Projection for Valuation

3.8.1 Historical Performance

Production statistics for the period July 2000 to December 2002 are summarised in Table 40, together with AMC Case 1 projections for 2004 and 2005.

Table 40 McArthur River Mine, Recent and Projected Production Parameters

	Unit	Actual 2001	Actual 2002	Actual YTD Dec 02	Projected 2004	Projected 2005
Ore Mined - Underground	Mtpa	1.3	1.4	1.5[1]	1.6	1.6
Zinc Grade	% Zn	15.4	14.9	13.9	13.7	13.5
Lead Grade	% Pb	6.1	6.5	5.9	5.9	5.7
Ore Milled	Mtpa	1.3	1.4	1.5[1]	1.6	1.6
Mill Utilisation	%	91.5	96.5	93.4	na	na
Mill Throughput	tph	159	166	184	na	na
Concentrate Grade	% Zn	46.8	46.8	46.8	47.0	47.0
Conc Recovery (Zinc)	% Zn	82.4	82.7	83.1	83.5	83.5
Conc Recovery (Lead)	% Pb	49.1	45.2	45.3	45.0	45.0
Mining Cost -U/G	$/t ore	$25.10	$21.77	$23.09	$21.50	$21.00
Concentrating Cost	$/t ore	$29.35	$28.82	$26.41	$26.00	$26.00
Transport, Admin & Other Costs	$/t ore	$20.86	$19.40	$17.87	$18.81	$18.81

[1] Annualised basis

3.8.2 AMC Projections for Valuation

Case 1 Underground mining at 1.5 Mtpa with the production of a bulk concentrate

Case 1 continues the operation with an increase to 1.6 Mtpa to reflect productivity improvements brought about by a change from room and pillar mining to open stoping. Mining costs have been reduced slightly from current costs to take account of the expected productivity improvements.

Scheduled production grades have been factored from MRM schedules to accord with ore reserve grade.

There may be an opportunity to increase underground mine production further. MRM indicates that planning work is in progress to support ramping production up to 2.0 Mtpa. This will require de-bottlenecking expenditure on the mill, additional mine equipment and possible upgrading of the underground ventilation and service infrastructure.

Case 2 4.8 Mtpa Open Pit with the production of zinc metal on site from 2007 onwards

Underground mine production has been scheduled to increase to 1.6 Mtpa prior to the open pit start-up with some mine operating cost improvements. The expanded operation starts in 2007. Low grade stockpiled material is not processed because of doubt about metallurgical viability.

There is further potential for plant expansion and increased throughput with the possibility of pumping zinc concentrates from the Mount Isa complex to an Albion plant at MRM.

Table 41 – AMC Valuation Parameters

	Case 1	Case 2	Comment
Ore Mined - Underground	39.0 Mt at 12.3% Zn, 5.5% Pb, 57 g/t Ag	7.0 Mt at 13.6% Zn 5.7%Pb 58 g/t Ag	
Ore Mined – Open Pit	-	101 Mt at 11.6% Zn	Pb & Ag not recovered from pit ore
Ore Treated (concentrate)	39.0 Mt at 12.3% Zn, 5.5% Pb, 57 g/t Ag	5.5 Mt at 13.6% Zn, 5.7% Pb, 58 g/t Ag	
Conc Recovery (Zinc)	83.5%	83.5%	
Conc Recovery (Lead)	45%	45%	
Conc Recovery (Silver)	45%	45%	
Ore Treated (metal)	-	103 Mt at 11.6% Zn	
Metal recovery	-	84%	79% in first year, 84% thereafter
Mining Cost -U/G	$828M	$138M	
Mining Cost - Pit	-	$1,826M	Average $18 /t ore (excludes low grade)
Processing Cost (conc)	$1,014M	$137M	
Processing Cost (metal)	-	$5076M	Site costs only – $49.10 /t ($57.31/t yr 1)
Transport, Admin & Other	$741M	$634M	
Closure & Rehabilitation	$19M	$58M	
Total Operating Costs	**$2,602M**	**$7,871M**	
$/t ore	68	73	
Sustaining Capital	$211M	$259M	
Expansion Capital	-	$1,027M	
Total Capital Costs	**$211M**	**$1,286M**	

3.9 Risks

AMC identifies the following operational risks and has assessed their likelihood of occurrence and their impact on value.

Table 42 AMC Risk Assessment

Risk	Likelihood of occurrence	Impact on value	Management
Major ground failure in underground mine[1]	Low but will increase over time as more ore is mined.	High-Medium for U/G mining. Low for open pit.	Ongoing monitoring of major pillars.
Cyclone	Medium-high	Low	Ore/concentrate stockpiles and supply management during wet season.
Flood risk[2]	Medium-high	Low-Medium	Appropriate engineering of flood protection.
Failure/delay in securing regulatory and environmental approvals for expansion.	Low	High No impact on Case 1	Negotiation with relevant stakeholders.
Inability to secure low cost power supply for expansion[3]	Low	High	Negotiation with relevant stakeholders.
Achieving design zinc metal processing operating and cost performance	Medium	Medium-High No impact on Case 1	Appropriate feasibility and engineering studies. Pilot plant testing.



Notes:

[1] 60% of the reserve in the lowest ore horizon (2 orebody) has been mined out leaving slender pillars with no backfill, albeit with substantial regional pillars. Mining has now commenced above 2 orebody. With no backfill currently available the mine has limited ability to manage any significant collapse of ground.

[2] The plant and accommodation facilities are located on a higher elevation, as are the underground access portals. The ventilation shafts located above the orebody are at lower elevations and have required collar extensions above the peak flood levels. Appropriate engineering of the McArthur River diversion and flood bunding will be critical to the success of the open pit scenario. The existing underground workings will provide a substantial sump and pit dewatering capacity that will reduce the risk of in-pit flooding from rainfall events.

[3] Case 2 viability needs a low cost power supply.

Further to these operational risks, AMC notes that successful expansion of the project could contribute a significant increase to world zinc metal supply with possible price consequences.

4 RAVENSWOOD

4.1 Introduction

The Ravenswood gold mining and treatment operations are located 125 km by road from Townsville and 90 km from Charters Towers in North Queensland (Figure 10).

Historically gold mining began in Ravenswood in the late 1860s peaking between 1900 and 1910. MIM operations commenced in Ravenswood in 1987 with a 0.25 Mtpa CIP plant and heap leach located at Sandy Creek. The Nolan's deposit was discovered in 1992 and the large tonnage, low grade Sarsfield deposit, 1 km to the west of Nolan's, was discovered in 1994. The Mount Wright deposit is 10 km NW of the present Ravenswood gold operations.

The 2 Mtpa Nolan's CIL plant was commissioned in a joint venture with Haoma Mining NL ("Haoma") (49.9%) in 1995. In 2002 the plant was expanded to 4.95 Mtpa and Haoma's interest reduced to 33.3%. Recently MIM has increased its interest to 100%.

The Sarsfield operation includes a beneficiation plant to upgrade the low-grade ore. The beneficiation plant product is delivered to the Nolan's mill via an overland conveyor system.

The site is currently operated on a continuous roster on a drive-in/drive-out basis with basic accommodation facilities on site. A few employees live in the local community of Ravenswood (population 300).

Figure 10 Location Diagram, Carpentaria Gold Operations


Pallarenda
Belgian Gardens
Halifax Bay
Ross River
Brookhill
Stanley
Anthill Plains
Teonpan
Barringha
Woodstock
Manton
Reid River
Clevedon
BOWLING GREEN BAY
Haughton Valley
Mingela
Fanning
Macrossan
Selheim
Kirk River
Ravenswood
Broughton
0 5 10 15 20 25 km

4.2 Historical Performance

Ravenswood production statistics for July 2000 to December 2002 are summarised in the table below. These figures are for MIM's joint venture shares of mined tonnage, milled tonnage and product. Including Haoma's share, the plant processed 2.7 Mt in 2001, 3.0 Mt in 2002 and 3.4 Mt (annualised) in first half 2003 with a gold production of around 100,000 ounces pa.

Table 43 Production Statistics July 2000 to December 31, 2002

	Unit	2001	2002	First Half 2003
Total Material Mined	Mt	2.5	10.0	19.4[1]
Ore Mined (pre-beneficiation)	Mt	1.26	4.29	6.66[1]
Ore Grade (pre-beneficiation)	Au g/t	1.51	0.74	0.70
Ore Milled	Mt	1.57	1.70	3.16[1]
Ore Grade	Au g/t	1.22	1.03	1.04
Gold Recovery	% Au	92.8%	92.8%	90.5%
Recovered Gold	oz	57,445	52,210	94,952[1]
Recovered Silver	oz	N/A	17,503	29,260[1]
Mining Cost	$/t ore+waste	$2.55	$1.89	$2.07
Processing Cost	$/t ore milled	$7.80	$8.91	$6.70
Total Site Op. Costs	**$/t ore milled**	**$13.43**	**$22.89**	**$24.32**
Cash Costs	**$/oz**	**$367**	**$744**	**$805**

[1] Annualised basis

4.3 Geology, Resources, Reserves and Exploration Potential

Table 44 is a statement of mineral resources and ore reserves for the three deposits, Nolan's, Sarsfield and Mount Wright. The resource at Nolan's represents MIM's share of low grade stockpiles.

Table 44 Ravenswood Gold Operations, Resources and Reserves as at 30 June 2002

	Measured Resource		Indicated Resource		Inferred Resource	
	Mt	g/t Au	Mt	g/t Au	Mt	g/t Au
Nolan's Low Grade Stockpile			0.5	0.6		
Sarsfield Oxide	1.1	0.7	1.3	0.6		
Sarsfield Primary	37.4	0.9	39.3	0.7	8.0	1.0
Mount Wright					10.0	3.0
Total	38.5	0.9	41.1	0.7	18.0	2.1

	Proved Reserve		Probable Reserve	
	Mt	g/t Au	Mt	g/t Au
Sarsfield Oxide	1.1	0.7	1.3	0.6
Sarsfield Primary	35.0	0.9	36.0	0.7
Total	36.1	0.9	37.3	0.7

Sarsfield resources and reserves are reported at a 0.20 g/t Au cut-off prior to beneficiation. After beneficiation the total tonnage derived from the reserve is 34.5 Mt grading 1.48 g/t Au.

The recent purchase of the Haoma interest will increase reserves by around 0.5 Mt at 1.4 g/t Au.

4.3.1 Sarsfield

Gold is located in alteration and vein zones formed in several generations, creating a complex array of structures and vein sets.

The main gold-bearing phase is characterised by phyllic alteration with narrow selvage zones of sericite, calcite, chlorite and pyrite associated with quartz sulphide veins. Gold is free milling and occurs on grain boundaries and in fractures in pyrite, sphalerite, arsenopyrite and quartz. The highest-grade mineralisation is associated with sphalerite and arsenopyrite.

The resource estimate has been based on the interpretation of prominent structurally controlled veins and domaining of areas of similar vein orientation and density. Grade estimation was carried out using the multiple indicator kriged ("MIK") estimation method.

The resource estimate has been classified under the JORC Code based on the number of samples used in the block grade estimate. The criteria used places more than half of the resource estimate in the Measured Resource category. In AMC's opinion these criteria, when applied to a highly variable gold deposit, result in too high a proportion of the estimate being classified at the highest confidence level.

There have been several previous resource estimates using the same data and geological interpretation. Different planned treatment routes were contemplated when these estimates were prepared. The current estimate returns the highest average grade and the highest contained metal. This suggests that there is some negative grade risk in the current estimate.

ROM ore is segregated into three grade ranges for treatment with the high grade being trucked directly to the mill and the remainder passing through the beneficiation plant. The reported reserve is that part of the resource contained in an optimised pit.

Reconciliation between grade control and the reserve model to 31 December 2002 indicates that the model has overpredicted the tonnage and grade of direct feed material (>1.12 g/t Au) and underpredicted the tonnage and grade of beneficiation material (>0.60<1.12 g/t Au) for a combined reconciliation of 85% of predicted metal. Mill reconciled figures are not available. Carpentaria attributes the poor reconciliation to one of nine geological domains and expects reconciliation to improve when mining of this domain is completed.

Overall, AMC considers that the resource estimate, and hence reserve estimate, has some tonnage and grade risks, which are being confirmed by the poor reconciliation. The estimates have been reported and classified appropriately under the JORC code but, in AMC's opinion, the tonnage and grade risks mean too high a proportion may be classified as Measured Resource and Proved Reserve.

4.3.2 Mount Wright

At the Mount Wright gold deposit, the mineralisation consists of two lodes informally referred to as Main Lode and Mother Lode. The Mother Lode was the location of a small open pit and glory hole mining operation previously carried out by Carpentaria.

Gold is hosted by altered and brecciated rhyolite with a small proportion hosted by brecciated granite. The rhyolite body is roughly elliptical in plan with dimensions of about 200m x 50m. Gold mineralisation in the Main Lode extends from about 150m below surface to about 800m below surface. Gold grades peak at about 650m below surface. Gold is accompanied by iron sulphide minerals, arsenopyrite, sphalerite and chalcopyrite and by quartz and sericite alteration.

The Mount Wright mineralisation has been drilled from surface with 108 diamond drill holes. Because of its pipelike nature, many of these drill holes intersect the mineralisation at an acute angle. Drill holes have been collared from different directions so that drill hole density varies significantly from tens of metres to hundreds of metres.

Several resource estimates are reported. The reported Inferred Resource (Table 44) is an estimate using only 18 drill holes carried out in 1996. It was based on an interpreted grade envelope using a 1.5 g/t Au cut-off and grade interpolation by inverse distance weighting into a block model with block dimensions of 10m x 10m x 10m. AMC has not seen detailed documentation of this resource estimate.

In 1997 a resource estimate was developed using 108 diamond drill holes with grades interpolated by ordinary kriging. The model was developed within an outline of the rhyolite breccia interpreted from drill hole data. Estimation parameters were based on a variographic study and grades were estimated into a block model with

block sizes of 15m x 10m x 20m. The estimate returned 9.9 Mt grading 3.2 g/t Au at a 2 g/t Au cut-off on block grades.

A 1999 estimate of 9.3 Mt grading 3.9 g/t Au with a 2 g/t Au cut-off on block grades was used for the mining estimate in the presently planned production schedule. The same 108 drill holes were available for the estimate but no detailed documentation is available.

In AMC's view, the 1997 ordinary kriged estimate is likely to be a more reliable estimate of the overall grade because of the variability and the wide drill hole spacing. It is likely that local estimation will be of low confidence whichever the estimate.

As a result of the wide drill hole spacing and the acute angle with which drill holes intersect the mineralisation, there is low confidence in grade continuity and the estimate has been classified as Inferred Resource. AMC considers that the estimates are appropriately reported and classified under the JORC Code.

4.4 Mining

The recently expanded mill currently sources ore from the Sarsfield open pit. At the time of AMC's visit, the mill was still being commissioned and there was no access to, or production from, the Nolan's pit due to the Sarsfield mining activities. In the absence of a new MIM assessment of Nolan's, AMC is not able to comment on any potential for future mining there. It is possible the Nolan's pit may be used for future tailings disposal.

4.4.1 Sarsfield Open Pit

The Sarsfield project is based on the amalgamation of remnant resources from a number of previous open pit and underground mining operations and the identification of contiguous mineralisation between them (Figure 11). Mining operations commenced in mid 2001.

The project operates on a continuous roster basis with an owner operated mining fleet. Drilling and blasting activities are contracted as is the maintenance and servicing of the mining fleet. The pit has been scheduled to a depth of 218m over the next eight years with annual material movements in the order of 18 Mtpa to 20 Mtpa.

The proposed treatment protocol for ore from the Sarsfield open pit is:

- Direct treatment in the CIP plant for grade greater than 1.12 g/t Au.
- Treatment through the beneficiation plant of grades between 0.6 g/t Au and 1.12 g/t Au with re-circulation of oversize.
- Treatment through the beneficiation plant of 0.2 g/t Au to 0.6 g/t Au without re-circulation of the oversize. This low-grade material is sourced both from the pit and from stockpiles. For more distant stockpiles, a higher cut-off can apply.

Figure 11 Sarsfield Main Ore Zones in Final Life of Mine Pit


BUCK R
BELL
KEEL

500 Metres

Sarsfield Main Ore Zones in Final LOMP Pit

The mining operating costs averaged just over $2 /t over the first six months of 2003. Over the same period the head grades at the mill were below budget at around 1 g/t Au. A combined metal reconciliation of 85% is attributed to poor performance of the model in the oxide zone and in one geological domain. MIM expects reconciliation to improve when mining of this domain is completed.

The mine plan has scheduled ore, post beneficiation, averaging 1.46 g/t Au over the life of the pit.

4.4.2 Mount Wright

Previous mining activities comprised a small open pit followed by a short decline and glory hole that was completed in the early 1990s. The existing portal is in reasonable condition and it is proposed to break off the existing decline to establish the exploration development.

The current mine plan schedules an underground mine to start ore production in 2005. Large sub-level open stoping has been proposed with a 50m sub-level interval. Only selected voids will be dry filled from a surface quarry.

Given that the resource is at Inferred status, only concept study levels of accuracy can be assumed, and the viability of the project is by no means certain. AMC thinks that the current level of orebody definition and geotechnical understanding is insufficient to determine the appropriateness of the mining method proposed, and the resultant mine layout and schedules. It does however, support the proposal to develop the project in two stages with full mine development dependent on the successful completion of an underground exploration phase.

In view of this, AMC has presented two scenarios for evaluation. In Case 1, it has assumed that the exploration phase is completed but full mine development does not proceed. 1 Mt of ore is assumed to be accessed from the exploration decline. Case 2 assumes that Mount Wright will be fully developed.

4.5 Processing

4.5.1 Background and Current Operations

The Nolan's treatment plant was commissioned in 1995. A number of process plant upgrades between 1995 and 2001 improved plant capacity from 2.0 Mtpa to approximately 3.0 Mtpa.

Ore treated until June 2001 was from the then joint venture Nolan's pit. From July 2001 the plant has operated on a campaign basis alternating between Nolan's (Haoma) and Sarsfield (MIM) ore.

A further major upgrade of the milling facility to over 4.5 Mtpa uses second hand equipment from the Kidston mine and was commissioned in November 2002. A second hand crushing circuit was constructed in 2001. The new plant has the flexibility to beneficiate the ore by rejecting crushed oversize fractions from either primary or secondary crushed ore. Capacity restrictions in the plant have been recently overcome by installation of additional screening equipment.

The process is a conventional milling and CIL operation. Power is provided from the state grid. In 2001 the plant treated 2.84 Mt of ore at a mean gold recovery of 93%. The operating cost was $7.74/t of ore milled. Gold recovery decreased during 2002 to 92.8% due to the more refractory nature of transition material mined from the upper layers of the new Sarsfield pit.

In AMC's opinion the plant will reach the design 4.5 Mtpa after a short ramp up period and it should be possible to increase the capacity to 5.0 Mtpa with minor capital expenditure. It is anticipated that the processing cost should decrease to around $6.50 /t once the new sections of the plant have been satisfactorily commissioned and ramped up.

2003 capital expenditure of approximately $5M was required to complete the current upgrade. Sustaining capital for processing equipment is anticipated to be approximately $0.5M pa.

4.5.2 Mount Wright Ore

Metallurgical testwork on composite drill core samples showed that the ore exhibits a high gravity component and is essentially free milling but possibly with slightly lower recovery than Sarsfield ore.

Reagent consumption in the tests was higher than Sarsfield plant experience but Work Index tests showed that the ore is softer. AMC has assumed that the unit costs will be similar. No additional capital costs are anticipated.

4.6 Infrastructure and Management

The operation is located close to regional centres and is accessed by sealed public highway. Power is provided from the local grid.

The increased processing plant throughput has required a re-evaluation of the raw water storage requirements. Local rainfall is neither sufficient nor reliable enough to supply the operation and water is pumped from the Burdekin River under strict controls. Regulatory approvals are in place and construction has commenced for an upgrade in water supply including reservoirs that are to be commissioned shortly.

AMC thinks that the operation has an appropriate management structure and supporting technical skills base.

4.7 Community and Environment

The operation has a very good relationship with the community and the site's overall environmental management is of a high standard.

The environmental impacts associated with the mining of Mount Wright will not be significant. There will be a need to minimise dust and noise generated by the haul road between the mine and the processing plant and the management of acid mine drainage generated by Mount Wright ore disposed into the tailings dam.

The environmental issues confronting this operation are detailed below.

Dust Due to the close proximity of the operations to the neighbouring township, the dust impacts are causing significant concern. Efforts are being made to minimise dust generated from haul roads and tailings dams but, due to the absence of dust minimisation devices and strategies such as crusher bag houses or covered fine ore stockpile bins, the generation of dust will continue. Dust elimination would require substantial capital improvements and water dust suppression systems.

Noise There is a large acoustic bund wall between the mine and the town. Other strategies such as truck engine and exhaust modifications have been assessed and where possible implemented. Eliminating noise issues could result in costly mine vehicle modifications or the limiting of mining operations to daylight hours.

Dust suppression will be required for the Mount Wright haul road and the potential noise risk will need assessment. There is a risk of possible restriction to haul road operating hours.

Blasting Blasting noise and ground vibrations are causing concerns with the town's residents. The mine performs continuous noise and ground vibration monitoring and, on occasion, EPA licence limits are exceeded. Regular inspection and assessment of neighbouring properties for any associated damage are performed. Discussions are being held with the EPA to revise the current licence and work is being performed to minimise blast noise and vibrations through improved blast designs.

Water Water management is performed well with the only risk being tailings dam seepage into a creek downstream. This issue is being managed but may require interception and treatment facilities to be installed.

Community Relations The mine has a strong community focus and as a result has a good community relationship with an ongoing communication process.

Acid Mine Drainage ("AMD") There is the potential for the generation of AMD from Mount Wright tailings. The design of the tailings facilities will need to consider this as the current tailings dam will be contained within the Sarsfield waste dump or Nolan's pit. Acidic mine water will also require treatment prior to disposal.

4.8 AMC Projections for Valuation

Both Cases 1 and 2 assume mill throughput to increase by 0.1 Mtpa each year until a peak of 5.3 Mtpa, on the assumption that de-bottlenecking improvements will be made over time. We have some concerns that the Sarsfield block model may overestimate the grade and, taking consideration of the recent production performance, we have discounted the scheduled mill feed grades by 20% (pit ore only).

Case 1 includes only the exploration tonnage from Mount Wright.

Case 2 assumes mining of Mount Wright proceeds after the exploration phase and a total of 5.6 Mt is produced.

AMC's projected production rate and mine operating costs are lower and higher respectively than those in present MIM plans. Capital costs are similar although AMC has included a provision for a feasibility study and management costs associated with project establishment.

Neither case includes any projected production from Nolan's.

Table 45 AMC Projections for Valuation

	Case 1	Case 2	Comment
Total Tonnes Mined – Sarsfield Pit	134 Mt	134 Mt	
Ore Mined – Sarsfield	33.4 Mt @ 1.2 g/t Au	33.4 Mt @ 1.2 g/t Au	Ore post beneficiation
Ore Mined – Mount Wright	1.0 Mt @ 3.0 g/t Au	5.6 Mt @ 4.0 g/t Au	
Total Ore Milled	34.4 Mt @ 1.2 g/t Au	39.1 Mt @ 1.6 g/t Au	
Gold Produced	1,255 Koz	1,853 Koz	
Mill Recovery	93.6%	93.7%	
Mining Cost – Sarsfield Pit	$295M	$295M	Average $2.21/t
Mining Cost – Mount Wright	$35M	$142M	Average $25/t ore
Milling Cost	$224M	$253M	$6.70/t yr 1, $6.50/t thereafter
Admin/Other Costs	$42M	$54M	
Closure & Rehabilitation	$6M	$7M	
Total Operating Costs	**$601M**	**$750M**	**$19.18 /t ($405 /oz gold)**
Sustaining Capital	$16M	$25M	
Expansion Capital	$39M	$69M	
Total Capital Costs	**$55M**	**$95M**	**$51 /oz gold**

4.9 Risks

The Sarsfield pit is particularly sensitive to grade, in recent months struggling to achieve a 1 g/t Au feed to the mill. In AMC's opinion, there is some negative grade risk in the current resource estimate for the pit but it has allowed for that in its valuation projections.

Mount Wright is an Inferred Resource only and there is no certainty that further exploration will demonstrate that it is viable to develop the deposit to depth. On the other hand, further work could increase the resource tonnage and/or grade.

Ravenswood Operation's environmental risks are primarily associated with its close proximity to the neighbouring township. Dust and noise are the two main concerns for the operation and to alleviate the impact of these on the community will require ongoing dust and noise minimisation strategies.

5 ALUMBRERA

5.1 Background

The Alumbrera copper-gold deposit is located in Argentina about 1,100 km northwest of Buenos Aires and six hours by road from Tucuman (Figure 12). It is at an elevation some 2,500m above sea level with an annual average rainfall of less than 150 mm.

The deposit was discovered in 1949 and first drilled in 1968 by Yacimientos Mineros de Agua de Dionisio ("YMAD").

Figure 12 Location Diagram, Alumbrera Copper-Gold Mine


BAJO DE LA
ALUMBRERA
SOUTH
AMERICA
Buenos Aires
ARGENTINA
LA
ESCONDIDA
CATAMARCA
PROVINCE
CHILE
POWERLINE
TUCUMAN
CONCENTRATE
PIPELINE
BELEN
ANDALGALA
CATAMARCA
NCA RAIL
PARANA
RIVER
CORDOBA
NATIONAL
HIGHWAY
TERMINAL
6 PORT
ROSARIO
SANTIAGO
BUENOS
AIRES
ARGENTINA
N
Kilometres
0 100 200 300

Drilling continued into the 1980s and, following political, economic and mining law reforms in Argentina in the early 1990s, International Musto Explorations Ltd negotiated an agreement with YMAD, completed a feasibility study and then negotiated a joint venture between it and MIM to develop the mine. MIM holds a 50% interest and is the operator. Musto's 50% in the holding company Minera Alumbrera Limited ("MAA") was, until recently, divided equally between Rio Tinto and BHP Billiton.

YMAD is the "background" owner of the tenements and has the right to retain project infrastructure after closure. It is also entitled to an initial royalty and a royalty based on profit after capital return. AMC has not included royalties in its valuation projections. The mining concession was granted to YMAD in perpetuity, subject to compliance with Argentine Mining Code provisions. MAA's right to use the concession is subject to a 1997 agreement between it and YMAD.

Production commenced in 1997 and to 30 June 2002, more than 240 Mt of ore had been mined from the deposit and 136 Mt treated through the concentrator.

5.2 Geology

Mineralisation is related to the intrusion of dacite porphyry into Late Miocene andesitic volcanic rocks. Economic copper-gold mineralisation is hosted both by porphyry and the intruded andesites (Figure 15). The

Miocene volcanic and intrusive rocks occur in an interpreted structural depression within Palaeozoic basement granites and metamorphic rocks.

Figure 13 Geological Plan, Alumbrera Deposit



NORTH
Outline of Open Pit
3439800 mE
3440000 mE
3440200 mE
6978200 mN
6978000 mN
6977800 mN
6977600 mN
200m
LEGEND
Late porphyry - Barren
Colorado Norte Porphyry - P_2
P_1 and P_3 Porphyry
Andesites
Fault
Fault, Gypsum Fault
0.35% Cu

The porphyry body is elliptical and trends NE-SW over nearly 1 km. It is intersected by steep dipping NW trending faults with which are associated steep dipping dykes which are part of the porphyry complex.

The porphyry has been sub-divided into five units of which P_1 is the oldest and P_5 is the youngest. The dykes are classed as P_4. Economic mineralisation is restricted to unit P_2, a continuously mineralised unit characterised by quartz-magnetite alteration, and to unit P_3 within which is a poorly mineralised younger phase referred to as the Barren Core.

The altered andesite is economically mineralised in contact with and around the porphyry. Some 40% of the reserve tonnage is in andesite but at a lower than average grade.

Concentric alteration zones characterise the deposit. Most of the mineralisation is within a central potassic zone, which is ringed by a phyllic zone and a propylite zone. The highest grade of mineralisation occurs on the margins of the potassic zone, often near the contacts of the porphyry and flanking and overlying the Barren Core. The high-grade zones do not persist in depth.

Mineralisation of economic interest occurs from surface to a vertical depth of more than 500m. The Barren Core widens with depth so that the area of significant mineralisation decreases, limiting extension of the open pit.

Copper occurs primarily as vein and fracture controlled chalcopyrite. Gold occurs both in solid solution and in particles within the chalcopyrite. There was limited leaching near surface and some secondary enrichment but the secondary mineralisation has now all been mined.

The resource has been divided into seven different lithological and alteration domains. Gypsum is characteristically a significant component of several of these domains.

5.3 Resources, Reserves and Exploration Potential

5.3.1 Resource Estimation

There have been several phases of drilling. Results from some of the earlier drilling are not considered in the resource estimating process. The estimate is based on data from about 14,000m of RC drilling and more than 53,000m of diamond core drilling.

From surface to a vertical depth of about 250m, the drilling is at around 50m centres. At depth the density can exceed 150m spacing. Many of the drillholes are vertical so that, particularly at depth, there is only wide-spaced testing of the near vertical lithological contacts and interpreted mineralisation trends.

Drill core is sampled at 3m intervals and assayed at a commercial laboratory by industry accepted methods. There is limited quality control checking and the work seen by AMC suggests that, while no significant bias has been identified, precision is not good. Bulk densities have been assessed in an appropriate manner and are supported by reconciliations between mill feed tonnages and mined tonnages.

Initially, reserves were significantly overestimated, as a result both of excessive grade projection in the original resource model and of using economic parameters which proved to be optimistic. Subsequent, pre-June 1999 resource estimates also tended to overestimate tonnes, particularly of lower grades, as a result of excessive smoothing of the resource model but the most recent models, ALUF and ALUG, appear to be more reliable.

Geology is interpreted on 50m cross-sections and, subject to possible errors because of the wide-spaced drill testing at depth, is considered a reliable base for resource estimation. The most recent round of infill drilling improved the density at depth and reduced the extent of the Barren Core. AMC thinks that at depth there is room for moderate error, with either a positive or negative impact on resource tonnage.

The domains referred to under Geology are not used in the resource estimating process. "Hard" boundaries are set at the porphyry-andesite contact, the dyke boundaries, the contacts of the Barren Core and at the limit of a zone peripheral to the Barren Core called the Low Grade Halo. Grades are interpolated from 17m composites (bench height) by block kriging into 20m x 20m x 17m estimation blocks. Block densities reflect the weighted average of density measurements in particular lithological/alteration domains. Some high-grade composites are capped or cut but the impact of this process is minimal.

The grade interpolation process utilises a very long vertical projection range. As average grades increase from the surface to a vertical depth of 300m to 400m and then decrease, there is some evidence that the process could lead to an overestimation of grade at depth. AMC's review concludes that the high-grade zones do not have the persistence in depth implied by the geostatistics, but that overall, the effect of the interpolation procedure is still to overestimate tonnes with a consequent underestimation of average grade. There are, however, a number of

other factors affecting grade estimates including the influence of the hard boundaries and the lack of drill density at depth, in areas some of which are interpolated to be high grade.

MAA only reports an ore reserve as it thinks that mineralisation outside of the pit does not meet the test of "a reasonable prospect for mining". Nevertheless, it does prepare a resource model and within that the resource blocks are categorised as Measured and Indicated in accordance with JORC reporting standards and then recorded as Proved and Probable reserves respectively after pit optimisation. Blocks of lower category, which elsewhere might be reported as Inferred Resource, are not reported. The procedure for classifying the resource involves the use of kriging variance and, with the long geostatistical ranges, there is a high proportion of Measured Resource. Both AMC and previous independent reviewers think that the proportion of Measured Resource is overstated.

5.3.2 Ore Reserves

Usual industry optimisation software is used to develop an optimum economic pit from the resource model. A design pit is then developed with the application of appropriate allowances for pit access and infrastructure. The ore reserve is then reported as the sum of the Measured and Indicated Resource blocks within that design pit above a current cut-off grade of 0.32% Cu equivalent. There is no allowance for mining dilution.

The reserve estimate in Table 46 is based on the ALUG resource model prepared earlier in 2002. The May 2002 LOM Plan reviewed by AMC was developed from the previous ore reserve estimate, in turn based on the ALUF resource model.

Table 46 Ore Reserve at 31 December 2002

	Mt	% Cu	g/t Au
Proved	345[1]	0.51	0.59
Probable	23	0.47	0.49
Total	**368**	**0.51**	**0.58**

[1] Including stockpiles of 111 Mt at 0.36% Cu, 0.41 g/t Au
Source: MAA

The above reserve is based on a constant copper price of US$0.88 per pound and a gold price of US$298 per ounce. Cut-off grade equivalence is estimated at US$0.95 per pound copper and US$280 per ounce gold. At different metal price assumptions, both the cut-off grade and the ore reserve will change but sensitivity studies indicate that the changes are not major.

With allowance for mining in the half year to 31 December 2002, the ore reserve increased from the previous estimate by up to 19 Mt despite an increase in cut-off grade from 0.28% Cu equivalent to 0.32% Cu equivalent. Factors included a new resource model (ALUG), a lower copper price assumption and incorporation of the latest round of infill drilling results.

MAA is currently carrying out optimisation work which may result in a bigger pit than applicable to the present reserve. Preliminary work indicates an increase in the above cut-off grade resource within a possible new pit shell in the order of 40 Mt at 0.44% Cu, 0.41 g/t Au and an incremental ore : waste ratio of 5:1. AMC has accepted the increased tonnage for its valuation projections.

5.3.3 Reconciliation

MAA reconciles a reserve block model against both the grade control model and the figures from the mill. The grade control model is developed from blasthole drilling assays. There has been a good correlation between grade control results and the mill with the exception of gold grades, which are understated in the former. This may relate to the sampling technique used for blastholes.

Prior to June 1999, reconciliations indicated that the ore reserve model overestimated tonnes particularly of the medium and lower grade ore. Improvements to the model since that time have reduced the reconciliation differences but as seen in Table 47, there was still a slight overestimation of tonnage but apparent

underestimation of grade, particularly gold, in the higher-grade material mined from 2000 to 2002, relative to the ALUF model reserve.

Reconciliation data for July to December 2002 is against the latest ALUG model and the improved reliability of that model can be seen.

Table 47 Reconciliation Data

Material	Reserve Block Model			Grade Control			Mill		
	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au	Mt	% Cu	g/t Au
July 1999 to June 2002:									
Mill feed[1]	86	0.66	0.92	83	0.69	0.90	86[4]	0.69	0.97
Medium Grade[2]	42	0.40	0.45	43	0.41	0.45			
Low Grade[3]	23	0.29	0.31	18	0.30	0.31			
Total	**150**	**0.53**	**0.70**	**144**	**0.56**	**0.69**			
July to Dec 2002 Mill Feed	**18**	**0.67**	**0.81**	**18**	**0.69**	**0.79**	**17[5]**	**0.66**	**0.82**

[1] Mill feed = > 0.55% Cu equivalent
[2] Medium grade = > 0.40% - 0.55% Cu equivalent
[3] Low grade = > 0.28% - 0.40% Cu equivalent
[4] Adjusted for stockpile movements
[5] Not adjusted for stockpile movements

5.4 Summary

While noting the increasingly good reconciliation results, AMC thinks that the resource/reserve model should not necessarily be regarded as equally reliable for the future mining of deeper parts of the pit and there is a possibility that it overstates both grade and tonnage. However, as it sees both upsides and downsides, particularly to grade, AMC's projection for valuation reflects the indicative results of the most recent drilling and optimisation, using the MAA December 2002 reserve tonnage and the additional 40 Mt referred to above. For sensitivity, AMC would consider a variation in mill feed grade of 5% for copper and gold and a reduction in tonnage of 5%.

AMC notes that the ore reserves include stockpiled scats which need to be treated through the pebble crusher and a low-grade stockpile which at recent copper prices is economically marginal to treat.

It also notes the effort by MIM to extend its resource inventory in the vicinity of Alumbrera by acquisition and/or by exploration but does not recommend any addition to value at this point in time.

5.4.1 Exploration Potential

The narrowing of the ore zones with depth, the lack of persistence of the high-grade zones in depth and the topography of the mine area militate against significant potential for economic extensions of the orebody. Because the orebody occupies a basin flanked by high ridges, deepening of the pits involves increasing waste to ore ratio, at least until the maximum height of the ridges is encompassed by the pit limits. Within the pit, movement on the major faults has displaced the ore grade mineralisation, at least in a vertical sense, and it is possible that exploration drilling, which has concentrated on the mineralisation within the present pit area, has not fully tested the possibility of fault offsets which do not surface. Recent drilling of a geophysical target northeast of the existing pit indicates some possibility of improvements to the ore tonnage at depth but no likelihood of a large tonnage addition of low stripping ratio ore. As it is not possible to quantify significant additional potential on current information, AMC has not considered a valuation case including increased tonnage beyond the 40 Mt referred to above.

Past exploration in the balance of the YMAD tenure has been disappointing. Current focus is further afield.

5.5 Mining

5.5.1 Mine Design

AMC reviewed the inputs to pit optimisation on which the June 2002 ore reserves were based and considers the cost inputs to be appropriate. Inter-ramp slope angles are those recommended by an independent geotechnical consultant and accepted by AMC.

The LOM waste to ore ratio based on current ore reserves and the 2002 LOM plan is 1.8 : 1. The additional tonnage included in AMC's valuation model carries a waste to ore ratio of approximately 5:1.

Key pit design parameters used for the present LOM plan include 17m benches; 75° batter face angle; 35m wide ramps, including 8m berms; and 12% ramp gradients. The minimum mining width has been reduced from the original design to 70m, the resulting changes to scheduling of ore and waste enabling an economically more efficient scheduling of mill feed grades and stockpiling strategy. While the reduction causes some inefficiencies with shovel operation and detrimental impacts on productivity, AMC agrees that the new strategy is sensible.

5.5.2 Operations and Production Scheduling

In recent years the mine has achieved annual material movement rates of 110 Mt to 114 Mt. The planned future maximum material movement of 130 Mtpa is within the capacity of onsite loading equipment. The mine's equipment includes four electric shovels which load a fleet of 36 trucks. Other significant mining equipment includes four production blasthole drills and two large wheel loaders. There is an appropriate fleet of ancillary equipment.

Budget shovel productivity is 4,500 tph which AMC considers well within capacity despite the narrow benches and the high planned vertical advance rate.

The planned mill feed rate is 37 Mtpa reducing in the later years of mining to 32 Mtpa. Ore with a copper equivalent grade of more than 0.40% is fed directly to the mill and the balance of mill feed provided by lower grade ore either trucked directly from mine to mill or reclaimed from the low-grade stockpile. In the current LOM plan, annual tonnages of between 9.4 Mt and 19 Mt of stockpile reclamation are planned using wheel loaders with an annual capacity of around 15 Mt to 17 Mt depending on mechanical availability. In the plan reviewed by AMC there are high reclamation tonnages in years 2004 to 2007, particularly the latter, such that the average head grade to the mill decreases below 0.48% Cu in 2007 before increasing again in later years. The change in scheduling by designing narrower mining widths will address this problem and AMC accepts the feasibility of this plan.

The planned vertical advance rates are high in the context of the large open pit mining industry but because these rates have been achieved previously, AMC accepts that plan.

5.5.3 Geotechnical

Inter-ramp slope angles are recommended by an independent geotechnical consultant and are within the normal range of slope angles achieved at porphyry copper deposits throughout the world. Geotechnical staff resources are appropriate. AMC's visual inspection did not indicate any obvious cause for slope stability concerns.

5.5.4 Pit Dewatering

The two aims of the LOM pit dewatering strategy are:

- To lower the water table ahead of mining. The key target is to keep the water level always two benches (34m) below the lowest developed bench.
- To depressurise the pit slopes to provide geotechnical stability. The key target is zero pressure 200m behind the pit walls.

The recent mine dewatering program has focused on dewatering the Phase 4 pit, which by August 2003 will be mined to a depth 33m below the groundwater level at the time of AMC's visit.

AMC noted in its site visit that the floor of the pit was dry and there were no signs of any significant seepage through the walls of the pit. Sufficient planning and resources appeared to be allocated to manage pit dewatering.

5.5.5 Mine Waste Disposal

Large waste dumps outside of the pit area are planned such that potential acidic run-off is directed into the Tailings Storage Facility ("TSF"). MAA is considering new dumps closer to the perimeter of the pit as part of the contemplated changes in the approach to mining. AMC reviewed waste dump design and considers it appropriate.

At conclusion of mining it is planned to cap the waste dumps with 3m of benign (i.e. non-acid forming) rock and it had been considered that this could be sourced during the mining of the Barren Core. The reduction in the tonnage of Barren Core material from recent infill drilling indicates an uncertainty in sourcing adequate material and test work is ongoing in an effort to identify sufficient benign capping material.

5.5.6 Operating and Capital Costs

In the last two full years to June 2002 the operating cost per tonne of material moved has averaged US$0.72. With increased production and lower fuel costs, partly offset by the lower shovel productivities associated with the narrower mining widths, projected operating costs per tonne material moved now average US$0.63 /t until 2006, thereafter increasing because of stockpile recovery. AMC has reviewed the inputs to these estimates and accepts them as reasonable, noting a 2003 year to December 2002 cost of under US$0.60 /t.

Capital costs in the mining area are mainly associated with mobile mining equipment replacement, increased trucking fleet and pit dewatering. The current LOM plan provides for future capital costs of US$54M. AMC has reviewed that planning and thinks it is reasonable.

5.6 Processing

5.6.1 Introduction

Ore is crushed, ground and treated by flotation at a concentrator at the mine site. The main product is a copper sulphide concentrate containing around 27% copper and 25 g/t gold. Some gold is also recovered by gravity and sold as a dorè which contains around 76% gold.

Thickened concentrate slurry is pumped some 313 km with an elevation reduction of more than 1,900m to a filter plant near Tucuman (Figure 14). At the filter plant the concentrate is filtered to a moisture content which is typically 7.5%. The filtered concentrate is transported by rail to a port near Rosario some 830 km to the southeast (Figure 14). At Rosario which is a river port, the concentrate is loaded on to ships typically in consignments of around 24,000t and shipped to buyers overseas.

5.6.2 Concentrator Description and Performance

Ore is fed to a single gyratory crusher with a capacity of 120,000 tpd. Crushed ore is fed to the milling circuit which has three sections. The two original sections comprise an 11.0m by 5.8m SAG mill and two 6.1m by 9.3m ball mills. The new third section has an 8.5m diameter SAG mill and a single 5.0m diameter ball mill. A new pebble crushing circuit treats both previously stockpiled pebbles and current pebble production.

Pebble crushing has enabled higher throughput but, in AMC's opinion, the increase in transfer P_{80} size from the SAG mill and the higher work index of pebbles relative to ore, increases the load on the ball mills. As the plant was already predominantly ball mill limited, the additional demand would either decrease ore throughput at the grind size previously adopted, or require a coarser grind size to achieve the same throughput rate.

Nevertheless, AMC believes the LOM Plan production levels can be achieved in future years by operating at a P_{80} grind size of approximately 180 microns rather than the original plant design P_{80} of 150 microns.

Actual mill throughput was 1.5 Mt below budget in the first half of 2003. This was due to the late commissioning of the third mill line and an optimistic production ramp-up schedule. AMC expects further shortfalls in mill throughput in the second half of 2003 and the first half of 2004. However the magnitude of the shortfalls should progressively decline as operating experience with the new circuits increases and the effects of recent SAG mill liner and ball size changes take effect. Thereafter LOM planned throughput can be achieved.

MAA could increase ore throughput and increase the fineness of grind by installing extra ball milling capacity at a relatively modest capital cost.

A gravity circuit within the milling circuit recovers some 6% of the gold in the milled ore prior to flotation.

Rougher flotation is carried out in two banks of eight 100 m^3 tank cells. No additional cells were installed when the No. 3 mill section was added. Cleaner flotation is carried out in a Jameson cell circuit comprising cleaning, re-cleaning and cleaner scavenging.

The concentrate is thickened to a slurry at an average pulp density of 63% solids before pumping along the pipeline to the filter plant. A concentrate storage facility at site comprising two tanks and two storage ponds can hold approximately 13 days production capacity.

Tailings from the concentrator are pumped to the TSF located in the upper part of the Vis Vis River Valley. The original TSF had a capacity of approximately one billion tonnes and required an embankment height of 180m. Following the initial reduction in ore reserves, the planned final embankment height is 135m. The embankment is composed of compacted tailings on the upstream face and waste rock on the downstream face.

5.6.3 Copper Recovery

Copper recovery slightly exceeded budget in the first half of 2003. AMC considers the gain to be consistent with the favourable copper head grade which was 8% above budget. A particularly high standard of flotation plant control has enabled copper recovery to achieve planned levels as mill throughput levels have increased.

In future, copper recovery is likely to be impacted by the declining head grade, a further small reduction in rougher flotation residence time and a slight coarsening in grind size. However on balance AMC believes that the presently planned copper recoveries will be achieved and has assumed those recoveries for its valuation projections.

5.6.4 Gold Recovery

Total gold recovery for the first half of 2003 was 80.3% compared to a budget of 75.2%. Recoveries improved to both dorè and concentrate. Dorè gold recovery exceeded budget by 1.7%. AMC believes improved metallurgical operation of the gravity gold recovery circuit contributed a 1.5% increase, the remaining 0.2% being due to the favourable gold head grade which was 10% above budget.

Flotation gold recovery exceeded budget by 3.4%. AMC attributes approximately half of the gain to the high standard of flotation plant control and the remainder to the favourable gold head grade.

AMC believes the current gold recovery levels will not be sustained when the gold head grade reverts to LOM Plan levels. However a premium for improved metallurgical operations can be maintained. AMC has therefore increased future gold recovery expectations for valuation purposes relative to those in the current LOM plan by approximately 2.8%.

5.6.5 Concentrate Pipeline

Thickened concentrate slurry at an average pulp density of 63% solids is pumped from the mine site to the filter plant along a 313 km 175 mm-diameter pipeline.

The initial pump station delivers from an elevation of 2,393m down to the second pump station 145 km from the mine-site at an elevation of 1,385m. The second pump station delivers to the final pump station at 155 km and an elevation of 1,971m. After attaining an elevation of 2,525m the line then drops to the filter plant at 437m elevation. Downhill ceramic choke valves control velocity to prevent line scouring.

Concentrate pumping time is geared to concentrate production. Current pipeline utilisation is approximately 75%. AMC is satisfied the pumping system has excess capacity for LOM concentrate production requirements. It could deliver 900,000 dry metric tonnes per annum (dmtpa) operating at maximum rate and 90% utilisation.

5.6.6 Filter Plant

The concentrate pipeline terminates at a filter plant about 15 km from the city of San Miguel de Tucuman. Here, safety, housekeeping and discharge water quality control are of prime concern.

Concentrate slurry discharges into a 2000m^3 holding tank with a pulp density in the range 58% to 63% solids.

A combined total filtration area of 360m^2 reduces concentrate moisture content to typically 7.5% giving excellent handling qualities. Maximum filtration capacity is nominally 900,000 dmtpa. Filter capacity is influenced by particle size and pulp density. Average filter availability and filter utilisation increased significantly from 2001 to 2002. AMC believes that the filter plant is able to process significantly more than the projected maximum of 750,000 tpa concentrate.

5.6.7 Railway

Alumbrera owns four locos and 182 rail wagons for transporting concentrate under contract to the port near Rosario on a 830 km 1.7m gauge track (Figure 14).

Initial design allowed for a total of 818,000 wmtpa concentrate. Site initiatives have now given greater flexibility to increase haulage capacity and reduce operating costs so that over 900,000 tpa concentrate could be moved or, in periods of reduced concentrate production, three trains could achieve a rate of 700,000 wmtpa. There are other available options to improve efficiency.

Currently loco and wagon maintenance is carried out on contract in a well-designed workshop at the port. MAA plans to take over rail maintenance in June 2003.

5.6.8 Port

As at the Filter Plant, safety and housekeeping standards are excellent.

Concentrate trains unload at MAA's San Lorenzo terminal on the Rio Parana near Rosario in Santa Fe Province. Facilities comprise a wagon unload system, concentrate storage shed, load-out system, sampling system, shiploader, sewage treatment system, process water collection and maintenance facilities. The storage shed has a design capacity of 50,000t, but has actually held up to 60,000t.

An automatic concentrate sampling system and a sample drying facility operate during concentrate load-out. A hydraulic shiploader, which employs a loading chute with a 360-degree rotation capability, loads the concentrate and holds are filled as the position of the vessel is adjusted. Overall loading rate averages 1,000 wmtph. The shiploader could easily handle double the current concentrate tonnage.

The shiploading facility can accept ships with a draft up to 34 feet (typically 30 feet) and the maximum consignment is about 39,000t (average 24,000t). Loading is only carried out on approximately six days per month.

Port operations are carried out by MAA which recently took over the operation from a contractor. This will improve flexibility and be cost neutral.

Most concentrate is sold under frame contracts. 60% of currently contracted concentrate tonnage is shipped to buyers in Europe and the Far East.

5.6.9 Recent and Projected Performance

Table 47 summarises process area performance in recent years and AMC's projections for valuation to 2005. The latter are largely consistent with MAA's own performance projections, adjusted where appropriate for the changes in tonnage and grade adopted by AMC as a base case production schedule.

The reported treatment cost for the first half of 2003 of US$1.65 /t treated is abnormally low and not indicative of future costs. It is due to changes to the method of charging for power following the recent peso devaluation which resulted in a requirement to reverse prior excessive power cost accruals. Negotiations on power charges are currently in progress.

Table 48 Alumbrera Mine, Recent and Projected Processing Performance

	Actual			Projected		
	2001	**2002**	**2003 H1**	**2003 H2**	**2004**	**2005**
Tonnes treated Mt	28.1	29.5	16.7	17.6	36.3	36.6
% Cu, g/t Au	0.68, 0.89	0.73, 1.03	0.66, 0.82	0.62, 0.75	0.61, 0.79	0.55, 0.66
Recovery into Concentrate % Cu, % Au	89.6, 68.1	92.6, 72.5	92.3, 73.5	92.0, 72.0	91.8, 72.9	90.7, 69.9
Concentrate Grade % Cu, g/t Au	27.8, 27.7	27.6, 30.5	27.2, 27.0	27.7, 26.4	27.7, 27.0	27.7, 24.4
Recovery into Dore % Au	4.1	5.0	6.8	6.5	6.7	6.2
Total copper t 000	**169.9**	**199.6**	**101.5**	**100**	**203**	**183**
Total gold 000 oz	**576.5**	**759.4**	**353.9**	**333**	**714**	**521**
Operating Costs: US$/t						
Treatment[1]	na	na	1.65	2.18	2.18	2.16
Freight[2]	na	na	0.88	0.91	0.85	0.77
Refining and Smelting	na	na	na	2.44	2.31	2.05
Capital Costs US$M	na	na	na	na	6.8	5.6

[1] Concentrator, pipeline and filter plant
[2] Rail, port, ocean freight and marketing

5.6.10 Process Operating and Capital Costs

The projected costs summarised in Table 48 are largely based on MAA's LOM projections although AMC has estimated variable operating costs for the concentrate pipeline and filter plant on the basis of concentrate produced whereas MAA's model has variable costs based on tonnage of ore milled.

Marketing costs are fixed. Ocean freight and shipment costs are variable. Rail and port costs are predominantly variable with a small fixed component. Following peso devaluation, MAA has been negotiating with NCA as to the basis of future rail transport costs. The assumptions in AMC's projections are based on MAA's May 2002 LOM Plan. Costs for the half year ending December 2002 are significantly under budget but AMC is advised that expectations for the longer term are in accordance with the May 2002 LOM Plan.

The capital costs included in Table 48 represent sustaining capital for tailings dam wall building and for concentrator, filter plant, railway and port operations. AMC's projections are based on MAA's LOM average allowances.

5.7 Infrastructure

Rail, port and pipeline infrastructure are discussed in the Process section.

Alumbrera mine uses some 770,000 Mwh of electric power per year. The major users are the processing plant and the electric shovels. Power is supplied from a national grid which sources its power from hydro and gas fired generation stations. MAA financed an extension of the grid from El Bracho with a 202 km long 220 kv power line to the minesite. The power line has excess capacity to meet LOM Plan demand.

Following peso devaluation, power costs have declined. AMC has based its cost projections on the LOM Plan. In the first half of 2003, power costs have been substantially below budget but AMC is advised that costs will increase from July 2003 and are expected to be generally consistent with the LOM Plan.

Water for the site activities is sourced from a well field 25 km away. While Alumbrera is in a very low rainfall area with an average 150 mm pa, water usage is not impacting on the large underground aquifer. MAA maximises re-utilisation of water on site and has also provided improved water supplies for local communities.

Alumbrera can be accessed by a 14 km road connected to Provincial Route 35. The mine's employees and contract labour live mainly in Tucuman and Catamarta and normally fly in company chartered planes to an air strip some 40 km by road from the mine site.

There are efficient communications links by telephone and fibre optic cable to the mine and MAA has funded improved telephone services in the local community.

5.8 Administration and Management

Site staff comprises approximately 900 MAA employees and 400 contractors, largely local people. A further approximately 50 and 30 respectively are employed at the filter plant and the port. Operating staff report through department heads to a General Manager of the operation who in turn reports to the Executive Manager, Latin America in Buenos Aires. A further seven legal and administrative staff are employed in that city. On site staff are housed in motel style accommodation with good messing and recreational facilities. The number of expatriate staff is small and reducing.

While a countrywide union is recognised by MAA, only a small percentage of the work force belong to it and employment conditions are negotiated on an enterprise basis with an annual agreement with the union. Loss of time and turnover due to industrial problems have been minimal.

The safety record of MAA is excellent with below industry average time losses for injuries. The company has an effective training program.

MAA has usual industry insurance coverage including business interruption coverage. Insurance rates have increased significantly in the last year. Revenue from the sale of products is held offshore and the company operates on as-needed working capital funding.

Warehouse inventory levels approximating US$30M in recent years are being reduced to a target figure of US$17M. Supply and inventory policy are being addressed to achieve greater efficiency, improved reliability of delivery, reduced inventory error and replacement of redundant stock. Potential interruptions to supply of consumables and spares can result from adverse weather conditions and from social unrest in communities through which mine supply transport passes. The inventory policy provides sensible protection for such interruption.

The administration cost centre includes financial, human resource, commercial and safety functions as well as the costs of administrative staff and the General Manager. Total costs in 2002 and 2003 to February 2003 have been in the order of US$15M to US$16M pa and are forecast to decrease to nearer US$13M pa. AMC has accepted that figure and notes it is significantly lower than that in the May 2002 LOM Plan because of productivity improvements and particularly because the balance of impacts of peso devaluation and inflation has been much more favourable than anticipated.

MAA pays a provincial royalty of 3% of nett mine mouth revenue.

5.9 Environment, Community Relations and Sovereign Risk

5.9.1 Environment

AMC's review did not identify any material environmental issues at the filter plant or at the port. Both facilities are very well managed in AMC's opinion and there have been no material breaches of permitting conditions. Sound management practices maximise containment of dust and ensure that discharges of filter plant water meet permitting standards.

The mine operates under a number of provincial government environmental permits held by MAA and agreements with other partes. In addition, MAA has a number of internal standards managed to by an Environmental Superintendent and three Environmental Officers.

Operating costs are included in the Mine Technical Services Department. However, progressive rehabilitation of the waste rock dumps falls under the Mining budget and operation of the pump back system is a Concentrator operating cost. Operating costs are estimated in MAA's LOM plan at 1.8M pesos pa. Given the amount of environmental investigative work and research still outstanding, AMC has adopted a figure of 3.5M pesos or US$1M pa in its valuation projections.

The main environmental issues at the mine site are:

Acid rock drainage: As rainfall in the mine area is very low, acid rock drainage is less of an operating issue and more of a closure issue. MAA plans, at closure, to cover waste rock dumps and the TSF with at least 3m of non-acid forming (benign) material. Testwork to confirm whether or not the 3m cover will be adequate is not yet available and the management and control strategy for acid rock drainage on the site is not yet finalised. A testing program on the different rock types in the pit is in progress. Given that the mining and waste dumping are well advanced, this situation may lead to higher than expected costs at closure.

Options to address a possible shortfall in the planned benign rock source include a search for alternative material and a reduction in the planned surface area of the dumps.

Regional impact of water table (groundwater) drawdown: De-watering of the aquifers intersected by the open pit is of community concern. However, the lack of people and apparent lack of groundwater utilisation in the vicinity of the mine cause AMC to conclude that this is not a major issue.

Seepage from the TSF: A seepage plume containing higher than general background sulphate concentrations has formed beneath the TSF and is migrating down the Vis Vis River Valley. The first community of more than 50 people is some 30 km downstream. The plume is being actively managed by MAA and is presently contained within the lease boundaries by a pump-back system to the TSF comprising wells, pumps and pipelines. MAA has estimated the cost of maintaining the pump-back system beyond closure until 2020 but computer modelling has shown that pumping beyond 2020 may be required. This may lead to higher than expected costs post-closure.

The other significant environmental impact concern is the slurry pipeline. Since the mine commenced operations there has been one incidence of leakage of 200t from a pipeline flange failure, which was very rapidly controlled with only a two-hour shutdown. Given the material integrity of the pipeline, the largely uninhabited terrain

through which it passes and the excellent control systems which provide both for rapid detection of problems and rapid action to limit the impact of any event, AMC believes that this is not a major risk area.

In the region there have been a number of regulatory and community concerns relating, for instance, to impact on local water supply from project facilities, effects on air quality, damage to local roads and housing by heavy traffic and damage to archaeological sites. However investigations have not resulted in any material issues nor has any technical substance been demonstrated in regard to any particular claim. Accordingly AMC concludes that there is minimal risk to MAA's 'licence to operate'.

In MAA's present LOM plan, there is provision for closure costs of $22.5M. In AMC's opinion, there is a risk for additional acid rock drainage management and control and an increase in post-closure costs associated with control of seepage from the TSF.

For valuation projections, AMC has included a total closure cost of US$40M which is made up of US$17M for the adjusted closure cost from the present LOM plan and an additional US$23M for operation of the TSF pump back facility in perpetuity. As this is the more expensive of two options in this area, no allowance has been made for possible increased closure costs for capping the waste rock dumps or TSF.

5.9.2 Community Relations and the Argentinean Economy

MAA is the largest mining operation in Argentina and contributes 80% of total mineral exports. As well as providing employment it contributes to local welfare and to local infrastructure development. There are no settlements near the mine area but there are 90 communities including three large towns in the region that have some dependence on the mine.

Having reviewed the history of negotiating and other claims, AMC is of the view that there is minimal risk to MAA's operations arising from its relations with regulators and that there is no cause for undue concern over community relations.

At the present time Argentina is economically distressed. MAA has been targeted in some demonstrations reportedly to bring attention to local discontent with provincial and national governments. MAA managed to maintain continuity of its operations through the period of high civil unrest at the end of 2001 and early 2002 and there has been no operational loss. There is a risk of increased costs due to community unrest and potential supply disruption but the risks are appreciated and have been addressed in areas such as supply and inventory control and in procedures for funding the operation. MAA has insurance coverage for business interruption.

5.10 AMC Projections for Valuation

Table 49 summarises the AMC valuation projections. Only one case has been prepared. The projected costs for second half 2003 are high relative to actual performance in the year to February 2003, the latter being affected by peso devaluation and reversal of prior accruals.

Table 49 AMC Valuation Projections, 2002 US Dollars, 100% of Project

Parameter	Second Half 2003	2004	2005	LOM Total	Comment
Ore Mined Mt	22.3	31.1	31.5	297	Mining ceases 2012. Rates vary from 15.5 Mtpa to 42.8 Mtpa
Waste Mined Mt	35.1	90.0	91.7	645	
Ore Treated Mt	15.6	36.4	36.6	408	Max. throughput 37.2 Mtpa
% Cu	0.62	0.61	0.55	0.59	Low grade stockpile treated in 2011 to 2014
g/t Au	0.75	0.79	0.66	0.70	
Recovery into concentrate % Cu	92.0	91.8	90.7	90.2	
% Au	72.0	72.9	69.9	68.8	
Concentrate grade % Cu	27.7	27.7	27.7	27.7	
Recovery into dorè % Au	6.5	6.7	6.2	6.1	
Contained copper 000t[1]	100	203	183	1832	
Contained gold 000 oz	333	714	569	5458	
Operating Costs:					
Mining $/t material	0.64	0.63	0.63	0.76	Incl. stockpile reclamation
Treatment $/t treated	2.18	2.16	2.15	2.15	
Administration $M	7	13	13	150	
Freight $M	16	31	28	283	
Smelting and Refining $M	43	84	75	754	
Environment $M	1	1	1	10	
Total $M[2]	**100**	**200**	**198**	**2032**	
Capital Costs:					
Sustaining capital[3] $M	24	21	17	122	
Rehabilitation/Closure $M[4]				40	

[1] After transport losses
[2] Excludes royalty and exploration
[3] Including small environmental capital costs
[4] No allowance for salvage value

5.11 Risks

There is an ore reserve risk, which is small and could equally be a positive variation as a negative. The mining risks, in relation to production capacity, geotechnical integrity of the pit and equipment capability, are considered low. MAA's LOM Plan identifies various areas of risk in mining but AMC considers them to be manageable and unlikely to materially impact on overall production plans.

Risks in the process area are considered to be small, with the possible exception of risk associated with potential disruption of the pipeline. Should such a disruption occur, the plant could continue to operate for nearly two weeks.

Infrastructural risks in regard to power supply and water are considered small. Power supply can be disrupted due to electrical storms and icing in winter. There is some environmental risk in regard to acid rock drainage control and to seepage from the TSF but AMC thinks that the impact on value of any additional costs that may be involved would be modest.

Political risk associated with local and national government affairs and community relations must be considered. The peso devaluation poses economic difficulties for a number of local contractors to the mine. AMC is not aware of any presently foreseeable action or issue that would jeopardise the operation and thinks that MAA's management of this potential risk is effective to the extent it is able to impact on the risk itself.

6 COAL OPERATIONS

6.1 Introduction

MIM owns 75% of the coal mining and treatment operations of the Oaky Creek ("OCC") Project and the Newlands–Collinsville-Abbot Point ("NCA") Project, and two development projects (Rolleston and Wandoan). MIM manages all operations, with resident General Managers reporting to the Executive General Manager of the Coal Group, based in MIM's Brisbane office. MIM also controls a coke works located at Bowen. Table 50 summarises OCC and NCA production since 1 July 2000.

Table 50 OCC and NCA Historical Performance

		2001	2002	First Half 2003
OCC				
Sales – coking coal	(Mt)	8.0	8.9	4.6
FOB Costs	($/Sales t)	44.90	51.30	53.20
Capital Expenditure (75%)[1]	($M)	43.8	29.1	10.1
NCA				
Sales				
Collinsville Domestic	(Mt)	0.7	0.8	0.4
Collinsville Coking	(Mt)	0.8	1.7	0.7
Collinsville Steam	(Mt)	2.5	2.4	1.5
Newlands Thermal	(Mt)	7.2	7.8	4.4
FOB Costs				
Newlands	($/Sales t)	38.70	38.90	36.73
Collinsville	($/Sales t)	29.20	30.00	32.10
Capital Expenditure (75%)[1]	($M)	9.3	21.1	16.8

[1] MIM's 75% share

Data Sources: EGM Coal Reports June 2001, June 2002, December 2002

For both projects, increasing production and sales are expected to continue. NCA operating costs have decreased with increased production, a trend likely to continue. Historical operating cost increases at Oaky Creek reflect in part the extraction of high cost reserves to take advantage of the high coking coal prices available at the time.

The MIM coal assets covered by this review include:

- OCC Project, consisting of Oaky No.1 and Oaky North longwall mines, the Oaky Creek Open Cut and the potential Cattle Creek underground operation.
- NCA Project, consisting of the existing Newlands and Collinsville open cut mines, the existing Newlands Southern Underground longwall mine (and its planned replacement the Northern Underground longwall operation) and potential additional open cut and underground operations. It also manages and uses the Abbot Point ship loading facility on behalf of Ports Corporation of Queensland ("PCQ").
- Rolleston Project.
- Wandoan Project.
- Pentland Deposit.
- Bowen Coke Works.

Figure 14 shows the general location of the coal assets reviewed.

Figure 14 Location of MIM Coal Assets



Abbot Point
Charters Towers
Ravenswood
Pentland
Collinsville
Pentland
Collinsville
GALILEE BASIN
Newlands
Glenden
Dalrymple Bay
Hay Point
Nebo
Goonyella
Moranbah
Coppabella
Peak Downs
BOWEN BASIN
Norwich Park
STYX BASIN
Blair Athol
Clermont
Tieri
Oaky Creek
Gregory
Barcaldine
Emerald
Blackwater
Gladstone
Minerva
Sth Blackwater
Springsure
Callide
Rolleston
Rolleston
Moura
Tambo
Theodore
MARYBOROUGH BASIN
SURAT BASIN
Wandoan
Taroom
Maryborough
MIM TENURE
ML
MDL
EPC
EPCA
Wandoan
Gympie
Roma
Miles
Queensland
Brisbane
200km

6.2 Oaky Creek Project

6.2.1 Introduction

The Oaky Creek mining complex is located approximately 300 km southwest of Mackay in Queensland's Bowen Basin, and produces coking coal products which are exported to a range of major steel makers in Japan, Asia, Europe, North Africa and Latin America.

Initial open cut operations began in 1983, with underground operations developed as strip ratios increased leading to the cessation of large-scale open cut operations in 1999. Current operations consist of the Oaky No. 1 and Oaky North underground longwall mines extracting the German Creek seam, and a small contractor operated open cut operation (which commenced in 2001) extracting the Pleiades and Aquila seams. Figure 15 shows the general layout of the Oaky Creek operations.

Figure 15 Oaky Creek Site Plan


GRASSTREE OPEN CUT
OAKY NORTH MINE
OAKY NO. 1 MINE
ALLIANCE COLLIERY
AQUILA LOW OPENCUT
SOUTH EAST AREA
FINAL VOIDS
OPEN CUT

6.2.2 Recent Performance

Table 51 summarises key performance measures for the Oaky Creek site and individual operations over the last three and a half years. All figures are 100% basis.

Table 51 Oaky Creek Operations Performance Summary

		2000	2001	2002	First Half 2003
Oaky No. 1					
Development	(Mt)	0.44	0.41	0.39	0.13
Longwall	(Mt)	3.79	3.41	1.23	1.06
ROM	(Mt)	4.22	3.83	1.62	1.19
Operating Costs	($/ROM t)	15.04	16.39	49.65	26.03
Oaky North					
Development	(Mt)	0.39	0.41	0.34	0.26
Longwall	(Mt)	2.10	5.13	6.72	3.59
ROM	(Mt)	2.48	5.54	7.06	3.85
Operating Costs	($/ROM t)	26.04	10.32	10.09	10.34
Open Cut					
ROM	(Mt)	0.21	0.00	2.27	1.45
Operating Costs	($/ROM t)	28.37	0.00	23.41	31.94
Alliance[1]					
Development	(Mt)	0.19	0.13	0.00	-
Longwall	(Mt)	1.42	1.09	1.02	-
ROM	(Mt)	1.61	1.22	1.02	-
Operating Costs	($/ROM t)	19.44	21.79	22.24	-
Total Mining					
ROM	(Mt)	8.532	10.582	11.971	6.49
Operating Costs	($/ROM t)	19.41	13.84	19.01	18.05
CHPP (Coal Handling and Preparation Plant)					
Feed	(Mt)	9.70	11.15	12.35	6.24
Yield	(%)	74.6	72.1	73.2	73.5
Clean Production	(Mt)	7.23	8.04	9.04	4.59
Operating Costs	($/product t)	2.71	2.63	2.76	2.92
Site Overheads	($M)	14.98	16.57	18.34	13.20
Total Cash Operating Costs	($/product t)	27.68	22.90	29.96	31.35
Capital Costs					
Oaky No. 1	($M)	12.04	14.48	18.62	2.44
Oaky North	($M)	9.71	7.96	6.66	3.64
Surface Operations[2]	($M)	0.58	26.27	2.86	1.00
Other[3]	($M)	1.60	8.96	10.55	4.77
Total	($M)	23.94	57.67	38.69	11.85

[1] Alliance ceased operations in early 2002
[2] Includes Open Cut and CHPP
[3] Includes Admin, Engineering and Maintenance, Human Resources and Exploration

6.2.3 Title, Geology, Resources and Reserves

Mining operations are covered by three Mining Leases ("MLs"). OCC also holds one Mineral Development Licence ("MDL") and one Exploration Permit for Coal ("EPC").

The Oaky Creek mine covers the subcrop of the German Creek, MacMillan and Fairhill Formations. All currently quoted resources and reserves are contained in the German Creek Formation in the Pleiades, Aquila, Tieri and German Creek seams.

The German Creek seam is 4.5m in thickness in the northwest portion of the Oaky North underground, decreasing to less than 1.6m to the south and east. The overlying seams are relatively thin (less than 1.5m), however the Aquila seam reaches a thickness of greater than 2m in MDL 163.

Seam dips within the area are generally flat. Fault orientations are predominantly NW to SE. Desorbable gas content of the German Creek seam increases to the south and east, from negligible in the north-eastern part of the lease to more than 15 m^3/t in the deeper parts of MDL163. Coal resources and reserves have been delineated by geophysically logged core and open holes, geotechnical logging of seam roof and floors, gas content testing and 3D seismic.

Core hole spacing in the German Creek seam varies from 500m or less in the Oaky North and No. 1 mine areas to approximately 1,000m towards MDL 163. Closely spaced open hole drilling is undertaken over proposed development roadways and longwall panels with hole spacing increasing to approximately 500m to the east.

Resources are inclusive of coal reserves, and are based on an air-dried relative density. It is becoming more normal industry practice to downgrade this density to reflect bed moisture using the Preston Sanders equation. A minimum seam thickness of 0.5m has been used for all resource estimates. Reserves in the Oaky Creek Life of Mine Plan ("LOMP") are stated with a 1.6m seam thickness cut-off for the German Creek seam, however the underground mine layout extends into some small areas less than this thickness.

Extensive use is made of 3D seismic surveys to define the structure of underground mining reserves. Reserves are only classified as Proved if such a survey has been conducted over the area, or gateroad development has been completed around the proposed longwall block. Consequently, AMC is of the opinion that Oaky Creek reserves estimates are rigorous, and generally based on more data than the industry norm.

Reserve estimates for underground operations make allowance for out of seam dilution and conversion to ROM moisture. The adjustment for moisture is, in AMC's opinion, incorrect but the impact is not material and future estimates will use more appropriate factors. Resource and reserve estimates are presented in Table 52.

Table 52 Oaky Creek Coal - Reserve and Resource Estimates – December 2002

Seam	Proved Reserves (Mt)	Probable Reserves (Mt)	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)
Pleiades	0.6	1	1.6		
Aquila	4	3	4	3	175
Tieri			4	13	
German Creek	22	119	155	103	33
German Creek (EPC 713)		1			
Total	26.6	123	164.6	119	209

The Pleaides seam is only viable when mined in conjunction with the Aquila seam (open cut operations), and the only resource is therefore within the reserve area. Similarly, the Aquila seam reserves match the Measured and Indicated Resources respectively. In AMC's opinion, the Aquila Inferred Resources (in part) are not valid resources due to the low seam height applied (minimum 0.5m) and being at depths unsuitable for economical open cut mining. However, these anomalies have not impacted on AMC's production estimates. Resources and reserves for the German Creek ("GC") seam by area are presented below in Table 53.

Table 53 German Creek Seam Resources and Reserves – December 2002

Area	Proved Reserves (Mt)	Probable Reserves (Mt)	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)
Oaky No. 1	18	19	37		
Oaky North	3	31	34		
Oaky East		50	50		
GC Resources				103	33
EPC 713		1	1		
Mains & Barrier Pillars			14		
Remnant Pillars		19	19		
Total	**21**	120	155	103	33

Differences in Tables 52 and 53 due to rounding

In AMC's opinion, the Oaky Creek resources and reserves have been estimated in accordance with standard industry practice, reported in accordance with the JORC Code, and provide a reasonable estimate of tonnes available for inclusion in production schedules.

6.2.4 Additional Reserve Potential

The German Creek Seam in the Oaky East area (MDL 163) provides most of the reserve. Beyond the proposed mining areas, the seam thins to less than 1.6m and additional potential is therefore considered limited.

The Aquila Seam increases in thickness in MDL 163 to greater than 2m in thickness, and has potential as an underground mining target (i.e. the proposed Cattle Creek underground). However, additional exploration is required to assess the potential. 38 Mt of insitu resources at seam thicknesses greater than 1.6m has been included in AMC's valuation Case 3.

EPC 713 (Red Rock) is adjacent to the Oaky Creek operations. AMC considers the opportunities for additional reserves in the German Creek seam within Red Rock to be minimal given the seam thinning and increasing depth in this area. The Aquila seam may be present and may thicken as in the eastern portion of MDL 163, albeit with deteriorating quality. Red Rock is likely to contain significant tonnages in seams within the Fairhill Formation, although these seams exist on the margins of current Oaky Creek leases and have not been mined to date, nor reported as resources to date. No current operations extract any of the Fairhill Formation seams.

6.2.5 Mining

6.2.5.1 Oaky No. 1 Underground

6.2.5.1.1 Background

Figure 16 shows mined out areas, and future blocks in the Sandy Creek and Sandy Creek East areas as proposed in the 2002 LOMP. Development of the Oaky No. 1 longwall operation commenced off an open cut highwall, located close to the existing coal preparation plant, in 1989. Longwall extraction of Area 1 (Blocks LW1-LW12) began in 1990. Block LW13 has not been mined to date, as it has been considered too short for economical longwall extraction at historical prices, but may be recovered as part of a remnant pillar mining program.

Following extraction of Area 1, longwall operations relocated to Area 2 (blocks LW14-LW20) in 1998. Production in 2001 was impacted by significant geotechnical and operational difficulties and block LW20 was not extracted. Longwall operations relocated to the thinner seam Sandy Creek area (LW21-LW25) in 2002. Operational issues and subsequent restrictions have limited production from LW21. Restrictions are being incrementally lifted through development of risk management plans and extensive monitoring, and productivity has improved as restrictions have eased.

The German Creek seam in the Sandy Creek and Sandy Creek East Areas (Blocks LW26-33) is significantly thinner than in previous mining areas. These areas are also impacted by significant structures, with the 2002 LOMP incorporating mid panel longwall moves for nine of the remaining 13 blocks planned for extraction. Gas contents in these areas are appreciably higher than in previous extraction areas. A total of three frictional ignitions have occurred in LW 21, with a variety of causes. All incidents have involved the presence of incendive material, either within the seam, in the roof, or in the floor, generally in localised features. The presence or otherwise of similar localised areas of incendive material in future mining areas cannot be confirmed as identification is difficult with current exploration technology.

Figure 16 Oaky No. 1 Mining Areas


AREA 2
LW14 - 19
AREA 1
LW1 - 12
SANDY CREEK
EAST
Mined Areas
SANDY CREEK
LW21 - 25

In summary, AMC believes that the future mining environment of Oaky No. 1 will be significantly more onerous than previously mined areas, primarily due to the thin seam environment, with the potential for frictional ignitions likely to impact on production levels while an ongoing need for gas drainage and regular longwall moves (around structures) could be expected to impact on costs. AMC understands that management plans are in place to address many of the issues (including operator health and safety issues associated with the low cutting height, as well as ongoing management of frictional ignition risk), although, in AMC's opinion, the success or otherwise of the plans is yet to be verified, particularly at full production rates.

6.2.5.1.2 Geotechnical

Instability and collapse of the cut-throughs within the main gate of LW7 were common during longwall retreat. The current panels LW21-LW25 are oriented parallel and down-dip of LW7. The principal direction (NNE) is favourably oriented in regards to the gateroads, but is particularly unfavourable in relation to the cut-throughs and start-up roadways in the Sandy Creek area. Despite these concerns, AMC is of the opinion that no material issues exist with geotechnical aspects of Oaky No. 1.

6.2.5.1.3 Production

The initial longwall panels (Areas 1 and 2) were 200m wide, while a new 300m wide longwall face has been installed for extraction of the remaining areas. Full year production from Oaky No. 1 peaked at 4.2 Mt for the 12 months ended June 2000 (although production was 4.7 Mt for the 12 months ended September 2000), when working a 200m wide longwall face in Area 2 cutting at 3.0m high.

For valuation, AMC projects 2003 production of 3.2 Mt increasing to 4.5 to 5.0 Mtpa for Cases 1 and 2 and 5.5 Mtpa for Case 3. The maximum is less than MIM's present LOMP projections, but is supported by AMC's review and discussions on site and by Australian longwall experience.

The success of monitoring and frictional ignition risk management to date, although not tested at full production rates, suggests that the ramp up period included in AMC's models may be reduced but the impact is not material in the context of this review.

No Australian mine has yet achieved 5 Mt in a 12-month period working a seam as thin as the areas to be mined at Oaky No. 1, and Australian industry average performance in such a seam section (even allowing for the wide face) is currently in the order of 3 to 3.5 Mtpa.

6.2.5.1.4 Operating and Capital Costs

Oaky No 1 operating cost projections are consistent with reasonable industry levels. The key components are labour and general consumables, although contractor expenses (both specialist and supplementary) are also significant.

Other than standard sustaining capital, capital expenditure is primarily related to establishment of the Sandy Creek area. AMC has included LOMP capital schedules in its projections.

6.2.5.1.5 Valuation Input Summary

Table 54 summarises AMC's Case 1 valuation model inputs. In Case 2, maximum production is 5.0 Mtpa and in Case 3 5.5 Mtpa. There is no change in the total tonnage mined, but minor changes to unit operating costs to reflect changed production rate.

Table 54 Oaky No. 1 Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
ROM (Mt)	2.01	4.0	4.5	37.3	ROM production capped at 4.5 Mtpa
Operating Costs ($M)	40.3	104	114	689	Operating costs in short term impacted by additional development required for Sandy Creek East area
Operating Costs ($/t)	20.1	26.06	25.41	18.48	As above
Capital Costs ($M)	9.00	11.25	10.58	37.91	

6.2.5.2 Oaky North Underground

6.2.5.2.1 Background

Figure 19 shows the Oaky North mine plan, including future mining areas. Development commenced in 1995 off an existing open cut highwall, with longwall operations commencing in 1999. Oaky North has been designed and built as a high capacity longwall operation, with a trunk belt system rated at 6,500 tph – the highest capacity trunk belt of any Australian underground coal mine.

Initial production difficulties resulting from soft floor, associated with a monocline and seam splits, led to the abandonment of a portion of block NLW2 and the shortening of subsequent blocks in the Northern District. Blocks NLW9 and NLW10 are expected to be affected by structures and were not included in the longwall extraction sequence in the 2002 LOMP, but may be recoverable as part of a remnant mining program. Extraction of block NLW8 was completed in January 2003, with the equipment being modified for the thinner seam section of the Southern blocks. Extraction of SLW1 was planned to commence in February 2003. Following extraction of the Southern blocks, the longwall will be relocated to the North East District after which the Oaky East district will be mined.

Figure 17 Oaky North Mining Areas


NORTH
BLOCKS
NWL1 - 10
NORTH
EAST DISTRICT
SOUTH
BLOCKS
SLW1 - 9
EASTERN DISTRICT
(OAKY EAST)
Mined Areas

6.2.5.2.2 Geotechnical

General expectations are that similar annual production rates will be achieved in the South area as that in the North area. It is noteworthy that NLW9 and NLW10 were not developed due to faulting, but development of SLW1 (immediately south of NLW10) is proceeding. Despite the prospect of poorer ground conditions, provided the development float can be maintained, there is no evidence to suggest that ground conditions will materially impact on production rates.

In AMC's opinion, the planned support regime for the North East and East Districts, while appropriate for scheduling purposes, may underestimate costs due to the cost and time associated with installation of long tendon support. AMC therefore includes an increase in support costs of 10% for Case 1, with the current MIM cost estimate considered to be appropriate for Cases 2 and 3.

The North East area is adjacent to Anglo Coal Australia Pty Ltd's existing Southern Colliery, which, in general, has not been hampered by adverse geology. The East area layout is limited by diminishing seam thickness to the south, weakening roof conditions and increases in overburden depth. MIM has projected production of over 8.9 Mtpa in the East District. However, experience of similar conditions in a nearby mine suggests that stress related failure around the gateroads and the longwall face has a limiting effect on production.

While recognising the differences in operations, equipment and management styles, in AMC's opinion, stress effects will make maintaining current production levels (of around 7 Mtpa) difficult in future mining areas. AMC notes that MIM has a dissenting view.

6.2.5.2.3 Production

After recovering from initial production difficulties, Oaky North has consistently been one of the most productive longwall mines in Australia, producing an Australian record of over 7 Mt for the 12 months to June

2002. The initial panels of Oaky North (NLW1-8) are characterised by a thick seam, good roof and an absence of seam gas. The Northern and Southern mining areas are effectively divided by a seam split, with the average thickness in the Southern blocks around 2.5m to 3.0m. Further seam thinning occurs to the south and east. The longwall equipment will be modified to suit the reduced seam height in the Southern blocks, while a new longwall will be purchased to complete extraction of the East District (in which the seam is thinner again) as planned.

MIM has forecast increasing LOM production levels at Oaky North, reaching more than 8.9 Mtpa in 2011-2013. Whilst some production improvement opportunities are available, the move away from the relatively benign, thick seam, gas free environment of the northern blocks will, in AMC's opinion, most likely result in production being impacted by issues such as thinner seam working section, particularly in the eastern blocks; higher gas contents with a routine requirement for gas drainage; heat and general ventilation efficiency as block lengths increase; longwall conveyor capacity as conveyor length and lift requirements increase significantly; aging equipment and additional complexity as belt systems expand; increased travel time as workings extend further from surface facilities, and changes in strata types and thickness of the immediate roof/floor in seam split areas.

Leading thin seam operations in the United States have not achieved sustainable production levels above 6 Mtpa (for a single longwall) despite having considerably lower gas contents than the future areas at Oaky North. The historical performance of several Australian longwall operations (including record holders such as South Bulga and Newlands) clearly demonstrates the general decline in production as conditions (in terms of depth and gas content for example) deteriorate. AMC acknowledges that Oaky North has some comparative advantages, including high capacity equipment, a favourable mine plan, competent management and a skilled workforce. However, the proposed production schedule, in AMC's opinion, is inconsistent with industry experience, particularly at operations with deteriorating physical conditions, but also with respect to thin seam operations in general.

For Case 1, AMC has projected that production will be a maximum of 6.2 Mtpa, which is equivalent to current 'best practice' in similar seam sections, while for Case 2 AMC's projections cap longwall production at 6.7 Mtpa. This represents current world's best performance when considering the seam section to be worked in the future. In recognition of the opportunity that additional manning may assist in increasing operational efficiency, AMC's projections for Case 3 increase longwall production up to 7.5 Mtpa, with a commensurate increase in manning of 20%. For all three cases, AMC's production of 6.5 Mtpa for 2003 is in accordance with current mine forecasts.

While the Oaky North long term plan shows blocks of up to 6 km in length being developed using a two heading gateroad system, in AMC's opinion, blocks of this length will require three heading gateroads to manage key issues such as heat, gas and general ventilation efficiency. AMC's models mine a total 150 Mt, reflecting the driving of three heading gateroads and the shortening of some East District blocks to maintain the minimum thickness of 1.6m. The current mine plan effectively extracts all mineable resources suitable for longwall extraction as the German Creek seam thins with depth, and is less than 1.6m thick beyond the current mine plan.

6.2.5.2.4 Operating and Capital Costs

Projected operating costs are consistent with reasonable industry levels and historical performance. Labour and general consumables are the key components, although contractor expenses are also significant.

AMC's models incorporate additional development costs reflecting the drivage of three heading gateroads, as well as a slight increase in support costs as discussed. In recognition of the fact that alternative strategies may be viable, the additional cost in Case 3 is approximately half of that applied for Cases 1 and 2.

Capital costs are primarily related to establishment of new mining districts (such as the Oaky East area), including longwall equipment modification and replacement, as well as conveyor belt systems. AMC has based its projections on the LOMP capital schedules, which also include sustaining capital.

6.2.5.2.5 Valuation Input Summary

Table 55 summarises AMC's Case 1 valuation model inputs. In Case 2, maximum production is 6.7 Mtpa and in Case 3, 7.5 Mtpa. Operating cost estimates have been adjusted to reflect the higher rates.

Table 55 Oaky North Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM Total	Comments
ROM (Mt)	2.67	5.78	6.20	150	Longwall production capped at 6.2Mtpa
Operating Costs ($M)	38.3	81.0	83.0	2,036	Includes additional development costs
Operating Costs ($/t)	14.38	13.98	13.44	13.58	
Capital Costs ($M)	8.60	10.79	19.23	335	As forecast by MIM

6.2.5.3 Cattle Creek Underground

6.2.5.3.1 Background

The Cattle Creek underground mine has been proposed to replace production from Oaky No. 1, and is planned to extract 38 Mt of Aquila seam coal between 2009-2016. Only limited exploration has yet been completed in the area proposed, the majority of which is east of the East District at Oaky North in MDL163 Some parts overlie the East District blocks.

While the Aquila seam is widely known as capable of producing a high quality, hard coking coal, it has generally been considered too thin for economical underground mining, and consequently there are currently no operating underground mines in this seam.

6.2.5.3.2 Production

In general, planning is at best conceptual, with no coal quality data, a limited understanding of potential mining conditions, and no consideration given to structure or potential mine layouts. The Cattle Creek Underground has therefore been excluded from Cases 1 and 2 in AMC's models. For Case 3, AMC has acknowledged that the Cattle Creek operation in the Aquila seam may be developed. Allowing for mine plan efficiency and out of seam dilution, AMC has estimated that some 23 Mt (of the 38Mt of resources at greater than 1.6m thickness) may be recovered. After considering MIM's forecasts and the performance of thin seam mines in general, AMC has estimated that production would be capped at 3.5 Mtpa. Given the gassy nature of the Aquila seam, this level of production in the anticipated mining environment would be Australian industry (and possibly world's) best practice.

6.2.5.3.3 Operating Costs

AMC expects that mining conditions in the Aquila seam will be more onerous than those experienced at either of the German Creek seam operations (even in the thinner seam areas), particularly due to the low seam height and expected high gas content. Thin seam environments provide ventilation challenges in terms of resistance, as well as gas pickup due to rib emissions. Development ratios in the Aquila seam will be higher than in either of the current operations, and maintaining sufficient development in advance of the longwall may require additional development crews and/or contractors. AMC has estimated operating costs to be approximately $24 /ROM tonne (compared to $18 to $22 /ROM tonne at Oaky No. 1). The higher unit cost reflects not only the need for additional development but also the lower production level.

6.2.5.3.4 Capital Costs

The absence of a mine plan, access strategy or the need to maintain separate coal handling systems limits the ability to accurately estimate capital requirements. In AMC's opinion, compared to the Newlands Northern

underground ($110M), Cattle Creek will require additional infrastructure, new equipment (including a full longwall system), and main headings. Similarly, compared to Oaky North ($210M), which included most of these components, Cattle Creek would require lower capacity infrastructure and equipment. AMC therefore estimates that capital would be in the order of $200M, including $25M for additional exploration and feasibility work prior to commitment.

6.2.5.3.5 Valuation Input Summary

Table 56 summarises AMC's Case 3 valuation model inputs for the Cattle Creek underground (from the start of longwall production).

Table 56 Cattle Creek Underground Case 3 Valuation Inputs

	2009	2010	2011	LOM	Comments
ROM (Mt)	2.1	3.5	3.5	23.1	ROM production capped at 3.5 Mtpa
Operating Costs ($M)	50	84	84	554	
Operating Costs ($/t)	24.00	24.00	24.00	24.00	
Capital Costs ($M)	36	6	6	237	

6.2.5.4 Remnant Pillar Underground Mining

A number of areas suitable for mining of remnant pillars have been identified, including undeveloped/abandoned longwall panels in both Oaky No. 1 and Oaky North, as well as the area between the two mines. AMC expects that remnant pillar mining will be uneconomic in all but the most favourable of price and cost environments, due to higher mining costs and low washery yields.

Considering the historical cost of continuous miner operations at Oaky North and Oaky No. 1 (while recognising that such a program would most likely involve second workings), and a likely profit margin for a contractor, AMC has estimated that remnant pillar mining costs would be around $35 /ROM tonne. The valuation models enable up to 4 Mt of remnant coal to be included if the price estimate justifies its mining.

6.2.5.5 Oaky Creek Open Cut

6.2.5.5.1 Background

Open cut mining operations commenced at Oaky Creek in 1982 as a multi seam dragline mine, with full-scale open cut production being typically 4 Mtpa. The open cut was phased out as scheduled with production ceasing in 1999, and was replaced with expanding underground production.

A reduced scale contractor run open cut operation was re-commenced in mid 2001 (2.3 Mt in 2002) in response to improved export market fundamentals. AMC understands that the intent of the current open cut LOMP is to operate only when export coal prices generate an acceptable financial return, or supplementary coal supply is required due to shortfalls from the underground operations.

6.2.5.5.2 Production

Two coal seams are currently mined at the open cut (Pleiades and Aquila Seams), with the Pleiades inconsistently existing above the main target Aquila Seam. The German Creek Seam exists below the Aquila Seam but is too deep for economic open cut mining.

A number of separate open cut pits have been developed in the past, with the Aquila High and A8 (Grasstree) pits currently being operated. Future operations are planned in the Aquila Low, A3 and A5 pits. The sizes of the pits are small, and limit the annual production to around 1 to 1.5 Mtpa per pit. Current strip ratios are approximately 15 BCM: ROM tonne.

The open cut mining method currently used is scraper/dozer pre-strip to the Pleiades Seam (where it exists), followed by cast blasting and dragline removal of the waste above the Aquila Seam. Coal mining is by front-end loader and truck. Mining is currently being undertaken by contractor using its own mobile fleet, with two draglines being owned by MIM and operated by the contractor.

AMC has reviewed the LOMP for the open cut operation at Oaky Creek, and notes it provides for flexible contractor operation, with the ability to terminate at short notice; minimal MIM involvement; continuation of current mining method and equipment; and strip ratios continuing high at around 15 BCM:ROM tonne. Based on the information reviewed, AMC has no material concerns with the technical aspects of the proposed open cut operation and is of the opinion that industry standard mining methods and equipment are proposed, using the services of a well recognised mining contractor. Contractual arrangements appear to give the ability to terminate open cut operations if coal prices fall.

In all three of AMC's valuation cases, production for 2003 has been set at 3.7 Mt as per MIM's October 2002 reforecast with production continuing at 1.0 to 1.5 Mtpa thereafter, as forecast by MIM. Case 1 mines a total of 9.4 Mt, reflecting reserves. Cases 2 and 3 mine an additional 3 Mt including Aquila Seam Inferred Resource.

6.2.5.5.3 Operating and Capital Costs

AMC has reviewed the LOMP and historical performance, and is of the opinion that the operating and capital costs projected are reasonable and in line with industry levels. Operating costs in 2003 are higher, reflecting additional shovel operations to increase ROM production.

6.2.5.5.4 Valuation Input Summary

Table 57 summarises AMC's Case 1 valuation model inputs for the Open Cut. Case 2 and Case 3 mine an additional 3 Mt.

Table 57 Open Cut Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
ROM (Mt)	2.3	1.4	1.3	9.4	Additional production 2003 due to shortfalls in undergrounds
Operating Costs ($M)	44.6	35	34	235	
Operating Costs ($/t)	19.54	25.00	25.65	25.04	
Capital Costs ($M)	0.2	6.3	3.8	54.4	Includes CHPP expenditure

6.2.6 Additional Production Potential

The Red Rock area (EPC 713), adjacent to current mining areas of Oaky Creek, contains extensive 'potential resources' in the Fairhill series seams, although these seams are not currently mined by any operation primarily due to quality considerations. At best, extraction of the Fairhill series seams would require a large scale, selective mining, open cut with washing to produce a thermal product.

The Aquila seam may thicken into the Red Rock area, albeit with potentially deteriorating quality. Although drilling to date has not confirmed the presence of the Aquila seam, the seam is likely to be too deep for economical open cut mining, with additional challenges for any underground operation (as previously discussed with respect to the Cattle Creek Underground).

Some areas planned for extraction at Oaky North (and included in AMC's valuation cases) extend into this EPC. However, beyond the current plan for Oaky North, the German Creek seam is significantly thinner and at increasing depth. In AMC's opinion, the value of the Red Rock area beyond the German Creek seam as planned for extraction at Oaky North is limited, and not material in the context of this valuation. No additional production from the Red Rock area (other than that planned for Oaky North) has therefore been added to any of AMC's cases.

6.2.7 Process Engineering

6.2.7.1 Plant Description

The Oaky Creek CHPP was built in the early 1980s to provide a prime coking coal product. The original plant consisted of three modules each of 200 tph capacity using dense medium cyclones ("DMCs") and conventional froth flotation. The present operation consists of the original plant upgraded with larger (1150 mm diameter) DMCs, three modules of spiral separators, and three modules of rectangular Jameson cells treating the fines. The capacity of its Main plant is a nominal 1,200 tph, but it can operate at up to 1,450 tph with a 'normal' or average capacity of 1,300 tph.

A new fourth module standalone plant was commissioned in 2001, with a nominal capacity of 400 tph. The circuit design is to treat the same sizing fractions as the other modules with a single 1150 mm DMC, single-stage spirals, and a single 6.5m diameter Jameson froth flotation cell. The fourth module capacity is a nominal 400 tph, with a maximum of 650 tph and a 'normal' or average capacity of 550 tph.

The plants presently treat coal from the two underground mines with the diminishing open cut resource providing any shortfall. The stockpiling system is flexible enough to allow the plants to shutdown for maintenance independently (Main for 48 hours, fourth module for 24 hours).

Two options are being considered for an increase in capacity of the fourth module. The cost of the first, 200 tph, option is estimated to be $1.8M, and it is conceded that the operational efficiency of the total plant will be reduced. The budget for the second, 400 tph, alternative is $10M including upgrading the electrics. Again, it is unlikely that the original process efficiencies will be maintained without additional processing capacity in the coarse circuit.

6.2.7.2 Operational Performance

Over the last 18 months, actual yields have matched budget yields quite well. Yields are predicted to remain quite high (around 75%) until 2007 and reduce after that as thinner seams are mined underground and increased proportions of roof dilution are experienced.

High operating times are achieved through maintenance shutdowns programd on a 7-week cycle. The fourth module, being new, will require considerably less maintenance in the short term. In AMC's opinion, an operating rate of 7,500 hours per annum ("hpa") is probably a reliable long-term objective with 7,600 to 7,800 hpa considered an upside range. While product tonnage depends on feed rate, operating time and yield, the present demonstrated product capacity of the plant is 10 Mtpa, although this level has not actually been achieved in any 12 month period to date. The stated objective of 12 Mtpa product will require upgrade of the fourth module for which preliminary design options have been considered.

Operating costs on a clean tonne basis are reported at around $2.63-2.92/t, which is quite good for a plant with dense medium circuits and a large proportion of fines. AMC accepts the capital costs as projected by MIM. Although a number of issues have been identified, including high product moisture, AMC considers that there are no material issues associated with coal handling and processing at OCC.

6.2.7.3 Valuation Input Summary

Table 58 summarises AMC's Case 1 inputs for the CHPP.

Table 58 CHPP Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
Yield (%)	71.3	75.9	75.3	72.4	Yield falls due to coal quality and dilution
Operating Costs ($M)	26	23	24	419	
Operating Costs ($/t)	2.66	2.67	2.65	2.94	Operating costs increase as dilution increases

Annual clean product tonnages reflect the variations in production from the individual operations. LOM yield averages around 72.5% for each case. Yield drops generally with time reflecting changes in coal quality, the completion of Oaky No. 1 and the Open Cut, as well as the relocation of Oaky North's operations to the thinner seam areas where dilution will be higher.

Operating costs show minimal variation between cases, reflecting only the additional tonnage (additional open cut tonnes in Case 2 and the Cattle Creek Underground in Case 3). Unit rates decrease reflecting the higher mining rates (and hence feed rates to the CHPP) in each of Cases 2 and 3.

6.2.8 Infrastructure and Services

Employees of OCC reside in the company built township of Tieri (population around 1500), located approximately 20 km west of the mines. The mine is accessible from Mackay, Rockhampton and Emerald by sealed roads. Water is supplied from the Bedford Weir on the MacKenzie River. Electricity is provided from the state grid, while diesel and other oil products are trucked to site.

The majority of OCC product coal is railed to Dalrymple Bay (297 km) for export, with some product exported through Gladstone (394 km by rail). The rail lines and port facilities are well maintained and have proven to be reliable over years of operations. Upgrades are planned/undertaken as required, and OCC has ongoing agreements with Queensland Rail and each port.

In AMC's opinion, there are no issues with respect to infrastructure and services which would materially impact on the valuation of the current and proposed mining operations at OCC.

6.2.9 Marketing

OCC produces two slightly different medium volatile, low sulphur, low ash hard coking coals (Oaky and Oaky North) both of which are noted for their high fluidity and other coking properties. All production is exported to a range of customers including major steel makers in Japan, Korea, Taiwan, India, Europe, North Africa and South America. MIM's own internal marketing group undertakes marketing, with most products sold under long-term contract arrangements.

6.2.10 Management

The on site management structure is based on functional areas, with operations, technical and commercial management reporting to the site General Manager who in turn reports to the Executive General Manager Coal based in Brisbane. Each underground operation is supported by its own technical department, with a central planning department responsible for overall site development and business planning. The existing operations are covered by certified agreements with expiry ranging up to 2005.

6.2.11 Tenements and Environment

The Oaky Creek project tenements are held by MIM (75%), Sumisho Coal (15%) and Itochu Coal Resources (10%). The project consists of MDL 163, EPC 713 (MIM share 100%) and three ML's (1832, 2004 and 70241).

The EPA requires that the properties underlying OCC mining tenures are removed from the Environmental Management Register or that a Site Management Plan is approved for the site, prior to the EPA approving the surrender of an environmental licence for a mining operation. A period of 10 years between closure of operations and successful surrender of tenures has been estimated for OCC. The issues specific to OCC that are anticipated to impact on the timeframe for surrender include size and scale of OCC operation; void safety and stability; acidic tailings and leachate; demonstration of Internally Drained Rehabilitation ("IDR") long-term landform stability; restriction of grazing access to IDR area and establishment of the associated government indemnity fund, and management of saline water.

Although a slightly higher decommissioning/rehabilitation cost ($51.5M) has been estimated by AMC compared to MIM's projection, no material environmental issues have been identified. However, issues such as the need to demonstrate safety and stability of final unfilled voids, infrastructure removal at the end of mine life (including the sealing of shafts and portals and rail decommissioning agreement with Queensland Rail) and tailings disposal area rehabilitation, may lead to additional costs.

6.2.12 Life of Mine Production, Operating and Capital Cost Estimates

Table 59 presents a summary of AMC's production, operating and capital cost estimates for OCC (100%).

Table 59 OCC Life of Mine Production, Operating and Capital Cost Summary

	Unit	Case 1	Case 2	Case 3
Production				
ROM	Mt	196.7	199.7	222.8
Saleable	Mt	142.4	145.0	161.8
Operating Costs (Total)				
Mining	$M	2,961	2,928	3,421
CHPP	$M	419	423	454
General	$M	343	346	348
Rail, Port and Marketing	$M	1,675	1,695	1,929
Rehab and Closure	$M	137	137	140
Total	$M	5,536	5,530	6,291
Operating Costs (Unit)				
Mining	$/ROM t	15.05	14.66	15.36
Mining	$/Saleable t	20.74	20.14	21.09
CHPP	$/Saleable t	2.94	2.91	2.80
General	$/Saleable t	2.40	2.38	2.14
Rail, Port and Marketing	$/Saleable t	11.73	11.66	11.88
Rehab and Closure	$/Saleable t	0.96	0.94	0.86
Total	$/Saleable t	38.77	38.03	38.77
Capital Costs				
Sustaining	$M	474	474	511
Major Project	$M	65	65	265

6.2.13 Operational Risks

Infrastructure risks are considered negligible, as are regulatory risks as all proposed mining areas are already covered by appropriate tenure. There is some environmental risk in regard to closure although, in AMC's opinion, any additional costs that may be involved are unlikely to be material in the context of this valuation.

Some geological risk exists, particularly in the future areas of Oaky North. Major structures, seam thinning or discontinuity can have a major impact on the viability of mining, while significant changes in coal quality parameters may have a substantial impact on product marketability. However, the German Creek and Aquila seams in general are well understood, and OCC's current practice of conducting extensive exploration, including 3D seismic over potential underground areas, is considered a suitable risk mitigation strategy.

All underground operations remain subject to the risk of major incidents such as fires explosions, and major strata failures. However, hazard management plans have been developed to manage these risks. While the impact of any such event would be significant, ongoing monitoring and operation in accordance with the hazard management plans should ensure that the probability of such an occurrence is very low.

A range of operational issues including higher gas makes, the potential for frictional ignition events, heat and equipment reliability may impact on production levels. AMC considers that there is low risk that production

levels in Case 1 will not be achieved, with the higher risk of not achieving the production levels recommended in Cases 2 and 3 reflected in the reduced confidence attached to these cases.

6.3 Newlands Mine

6.3.1 Introduction

The Newlands mine is part of the NCA project and is in the northern part of the Bowen Basin approximately 200 km from Mackay (Figure 20). Historically it has been an export thermal coal mine, but it commenced producing coking coal for export in the latter stages of 2002.

Open cut mining commenced in 1983 at a design capacity of 4.5 Mtpa. Capacity was expanded to 7.8 Mtpa in the late 1990s with the development of the Southern underground mine. Figure 18 shows an overall view of the Newlands mining operation.

Figure 18 Newlands Site Plan


OPEN CUT MINING
Newlands Site Plan

6.3.2 Recent Performance

Table 60 summarises key performance indicators since 1 July 2000.

Table 60 Newlands Operations Performance Summary

		2001	2002	First Half 2003
Newlands Underground (Southern)				
Development	(Mt)	0.31	0.41	0.11
Longwall	(Mt)	3.36	4.57	1.88
ROM	(Mt)	3.67	4.98	1.99
Operating Costs	($/t)	18.46	14.80	19.86
Newlands Open Cut				
ROM	(Mt)	4.24	5.57	2.4
Operating Costs	($/t)	14.25	17.35	20.39
CHPP				
Feed	(Mt)	8.34	9.91	4.92
Yield	(%)	81.9%	82.8%	84.4%
Clean Production	(Mt)	6.83	8.20	4.15
Operating Costs	($/product t)	2.27	2.12	1.88
Newlands Total				
ROM	(Mt)	7.91	10.55	4.39
Product[1]	(Mt)	6.93	8.33	4.20
Sales	(Mt)	7.22	7.81	4.35
FOB Cost	($/t)	38.72	38.14	36.70
Capital Costs	($M)	11.43	27.66	18.92

[1] Includes fines addition

Sources: NCA Joint Venture Project reports, June 2001, June 2002, December 2002

6.3.3 Title, Geology, Resources and Reserves

Mining operations are covered by seven MLs, while Newlands also holds five EPCs, two of which were granted in March 2003. The operation produces an export thermal coal from the Permian Rangal Coal Measures, typically at an ash content of 14% to 16% depending on market requirements, and has produced a coking coal product since late 2002.

The principal seam of economic interest at present is the Upper Newlands seam, which averages approximately 6.5m in thickness. The full seam is mined in the Main Deposit open cut, with the lower 4.5m section extracted in the Southern underground.

A large regional NW trending thrust (the Burton Thrust) occurs in the east of the area. Intrusions in the form of sills and dykes are common, with the majority of resource and reserve blocks limited by faulting and or seam intrusion.

Some resources have been identified in the underlying Moranbah Coal Measures in the Suttor Creek area. The Goonyella Middle seam is of coking quality, while the overlying P and Q seams are steaming coals due to their higher ash contents.

Coal resources and reserves occur in a number of discrete deposits separated by faulting and or intrusion. The main areas are briefly described below:

- Newlands Main Deposit - existing open cut operation.
- Southern underground - limited down dip by the Power Line Fault.
- Northern underground - limited down dip by faulting, intrusion to the north and seam splitting to the east.

- Airstrip and Newlands North - limited by intrusion.
- Eastern Creek North and South - located on the up-thrown side of the Burton Fault with strata strongly deformed; sills and NE trending dykes are common. The principal seams of economic interest at Eastern Creek North are the ECA (2.5m in thickness) and the ECB seam (5.4m in thickness). The only seam of economic interest at Eastern Creek South is the ECB seam (5.4m in thickness).
- Suttor Creek - contains fault repeated Rangal Coal Measures containing the Leichardt seam (approximately 4.8m in thickness). Moranbah Coal Measures have been identified to the west. Large areas of the Goonyella Upper, Middle and Lower seams have been intruded in this area, although the Goonyella Middle seam appears not to be affected at depth. The P and Q seams are generally free of intrusions.

Coal resources and reserves have been delineated using a combination of geophysically logged core and open holes; geotechnical logging of seam roof and floors; gas content testing; ground and aeromagnetic surveys and 2D and 3D seismic. 3D seismic is used to define Proved Ore Reserves underground.

Core hole spacing over the deposit ranges between 250m in the areas defined as reserves to 1 km or more in Inferred Resources. Resource estimates are inclusive of reserves. Seam densities are based largely on regression equations between apparent relative density ("ARD") and raw ash % (adb) for each resource block. resource estimates for future underground working areas are based on a mining height of 3.75-4.0m where 3D seismic work has been completed, and on full seam sections (which may overstate potential resources) in other areas. All current underground resource estimates occur at less than 260m depth of cover.

Coal reserve estimates are developed from appropriate mine plans and are based on full seam section for open cut operations and selected seam working sections for current underground areas (Southern Underground, Northern Underground and the area in between these mine plans). Coal loss and dilution assumptions together with a moisture adjustment are applied to reserve estimates. An additional 6% is added to the mineral resource as a moisture adjustment based on historical data. Only underground reserves that have had the seam structure assessed by seismic methods are considered a Proved Reserve. Publicly reported resource and reserve estimates for Newlands as at 30 June 2002 are shown below in Table 61. ROM production during the period July to December 2002 totalled 4.4 Mt.

Table 61 Newlands Reserves and Resources, 30 June 2002

Deposit	Coal Type	Recoverable Coal Reserves			Coal Resources			
		Proved (Mt)	Probable (Mt)	Total (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Total (Mt)
Suttor Ck	coking	0	0	0	0	0	60	60
Newlands	thermal	73	8	81	162	83	100	345
Suttor Ck	thermal	0	25	25	61	106	10	177
Sub total	thermal	73	33	106	223	189	110	522
Total		**73**	**33**	**106**	**223**	**189**	**170**	**582**

Only approximately 12 Mt of the Suttor Creek coking coal resources occur in the Goonyella Middle seam, the remainder occur in the overlying P and Q seams which are more likely to be a thermal coal due to their higher ash contents. Introduction of alternative coal preparation technology such as a dense media plant may allow coking coal to be produced from these seams.

A revised resources and reserves statement for Eastern Creek South was released in February 2003. Eastern Creek South resources and reserves were reported as Newlands thermal in the June 2002 statement, but have since been reclassified as semi soft coking coal as shown in Table 62.

Table 62 Eastern Creek South Reserves and Resources

Deposit	Coal Type	Recoverable Coal Reserves			Coal Resources			
		Proved (Mt)	Probable (Mt)	Total (Mt)	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Total (Mt)
Eastern Creek South	Semi-coking	0	7	7	6	0	0	6
Eastern Creek South	Thermal	11	0.5	11	16	0.2	0.6	17

Note: Coal Reserves are estimated to a moisture content of 6%, with dilution of 8% and mining loss of 5% applied for open cut mining. Coal Resources are estimated on an air dried basis

Although Newlands has recently produced a low ash product with coking properties (from the Main Deposit and Newlands South), the Eastern Creek coking coal reserves are supported by a total of five drill holes. Washability testing and product quality information from these holes reviewed by AMC confirms that a coking coal product could be produced from the bottom portion of the seam. However, the coverage of the area precludes the confidence necessary for inclusion of these reserves as semi-soft coking coal in Case 1. These reserves are therefore considered to be thermal coal in Case 1, while in the lower confidence cases (2 and 3), these reserves are considered semi-coking as per MIM's classification.

Measured, Indicated and Inferred Resources and reserves by proposed mining method are summarised below in Table 63.

A thermal coal underground operation is proposed in the Suttor Creek area. The potential underground reserves in the area will depend on the working section selected for mining and the structure and intrusions delineated by further exploration.

Table 63 Newlands Resources and Reserves by Mining Method, 30 June 2002.

Mining Method	Proved Reserves (Mt)	Probable Reserves (Mt)	Total Reserves (Mt)	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	Total (Mt)
Open Cut	27	26	52	97	5	50	151
Highwall				4			4
Underground	46	8	53	122	184	120	427
Total	73	33	106	223	189	170	582

ROM production in the period July to December 2002 totalled 2.0 Mt from the Southern Underground and 2.4 Mt from the Open Cut. In AMC's opinion, the Newlands resources and reserves have been estimated in accordance with standard industry practice, have been reported in accordance with the JORC Code, and provide a reasonable estimate of tonnes available for inclusion in production schedules.

6.3.4 Additional Reserves Potential

Newlands mine is currently commencing a large exploration program (approximately $56M) to locate underground and open cut resources and define reserves near the current mine operations and adjoining EPCs.

Significant additional underground tonnages appear to be indicated in the northern portion of EPC 727 by existing 2D seismic traverses, at a maximum depth similar to the current underground operations.

The mining leases and EPCs held by Newlands extend over a strike length of approximately 90 km of the Moranbah and Rangal Coal Measures. Given the size of the area held, it is considered likely that reasonably large resources and reserves will be delineated in the Rangal Coal Measures and that smaller isolated deposits will be located in the Moranbah Coal Measures separated by areas of intrusion and of faulting. The Moranbah Coal Measures appear to be more prone to intrusion, possibly due to their greater coking properties than the overlying Rangal Coal Measures.

The degree of seam intrusion and faulting will be the limiting factors in delineating resources and reserves in the northern portion of the Bowen Basin.

6.3.5 Mining

6.3.5.1 Newlands Southern Underground

6.3.5.1.1 Background

The Southern Underground (Figure 19) was developed off an open cut highwall, with longwall operations commencing in 1998. Since abandoning the first panel due to faulting, the Southern Underground has consistently been one of the most productive longwall mines in Australia, setting an Australian record of 5.7 Mt for the 12 months to June 2000. Faults continue to impact on production, although Newlands has developed strategies to mine through significant structures. Since commencing in block S3, rolling 12 monthly production levels have ranged from 3.5 Mt to 5.9 Mt (for the 12 months ending September 2000). The performance for 2002 was around 5.0 Mt, including 1.5 longwall moves and mining through a substantial fault in N3. Extraction of N7 commenced in January 2003, following completion of N1 in December 2002.

Figure 19 Newlands Southern Underground


N1
N2
N3
N4
N5
N6
N7
S4
S5
S6
S7

6.3.5.1.2 Geotechnical

Future mining areas at the Southern Underground will be deeper than the areas previously extracted. Conditions in current development areas (S7) are onerous and have required an increase in secondary support, while the increased depth could adversely impact longwall operations (such as face spalling) compared to previous areas. The mine plan shows N5 panel is to be extracted with goaf on both sides, presenting a unique challenge to the Newlands operation, particularly since it is fault affected. Despite these issues, in AMC's opinion, geotechnical issues are not likely to have a material impact on the valuation of Newlands.

6.3.5.1.3 Production

Including the current block (N7), seven longwall blocks remain in the Southern underground. Four are less than 1 km long and annual production achieved in the mine's remaining life is therefore likely to be constrained by longwall moves as well as by increased depth and the continued impact of structures. Additional mining difficulties are expected in blocks N5 and S5, which will be bounded by goaf from previously extracted areas. However AMC expects production from the Southern Underground to continue at 4.7 Mtpa to 5.2 Mtpa (Case 1).

MIM's current projection is for 5.2 Mtpa to 5.6 Mtpa, a level that has been achieved in the past, albeit in longer, shallower blocks. AMC has adopted this schedule for Cases 2 and 3.

The opportunity to extract main heading pillars following completion of longwall extraction is being investigated. In AMC's opinion the additional value from recovering these pillars (around 2 Mt ROM) is unlikely to be material in the context of this review.

6.3.5.1.4 Operating and Capital Costs

First half 2003 operating costs were in line with the latest forecast of $71M for the full year. MIM has forecast reductions in total operating costs as development is completed and operations progressively transfer to the Northern Underground. The forecast costs are materially consistent with historical performance and AMC has adopted these for all three cases.

Capital costs are primarily sustaining with longwall extraction forecast for completion in 2005. AMC has reviewed the proposed LOMP capital expenditure, and considers that no material changes are warranted.

6.3.5.1.5 Valuation Input Summary

Table 64 summarises AMC's Case 1 valuation model inputs for the Southern Underground. Case 2 and Case 3 are identical with a higher production rate and lower unit operating cost than Case 1.

Table 64 Southern Underground Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
ROM (Mt)	3.00	5.37	4.71	16.6	As per MIM 2002 forecast
Operating costs ($M)	32	55	40	180	Costs fall as development completed in 2004
Operating costs ($/t)	10.67	10.25	8.54	10.82	
Capital costs ($M)	2.6	7.9	11.6	25.8	As forecast by MIM

6.3.5.2 Newlands Northern Underground

6.3.5.2.1 Background

The Northern Underground is proposed as a punch longwall operation, accessing the Upper Newlands Seam from the highwall of the Main Deposit open cut operation in the area of Ramp 5, directly north of the existing Southern Underground operation. MIM's initial analysis of the Northern Underground proposed two mine plans – a Base Case contained entirely within Mining Leases 4748 and 4774, and an Upside Case with the panels extending beyond these lease boundaries as shown in Figure 20. The Upside Case, with the third panel shortened to the Native Title area, was approved by the MIM Board.

Figure 20 Newlands Northern Underground Mine Plans


MINE PLAN - BASE & UPSIDE CASES
Airstrip Sill
Airstrip Sill
Native Title Claim Area
EPC 734
UPSIDE CASE
EPC 734
ML 10176
BASE CASE
EPC 727
Diversion Fault Zone
Levee 5 Faults
Diversion Fault Zone
ML 4748
ML 4774

6.3.5.2.2 Geotechnical

Planned ground support requirements are comparable to those required in the Southern Underground despite the proposed change in panel orientation and the widening of the roadways. Considerable geotechnical work has been undertaken to assess roadway stability and ground support requirements. AMC considers that the estimated support requirements represent a best-case scenario in consideration of the wider roadways and increased cover depth in the Northern Underground. However, similar ground support densities have been successfully used at a 5.2m roadway width in other Australian mines. There is an indication that the increased roadway width will require a nominal increase in support density, although this will depend on local conditions. AMC is of the opinion that no material issues exist with geotechnical aspects of the Northern Underground.

6.3.5.2.3 Production

Seismic and exploration work in the extension area has identified and confirmed the presence of some major structures. Exploration across a key portion of the extended mine plan (which is subject to a Native Title claim) has not been possible, although, in AMC's opinion, the seismic work indicates the possible existence of a significant structure, which would impact on Panel 2 of the extended mine plan. The seismic work also indicates that seam grades are steeper in the extended area (up to 6.5%) than within the base case mine plan (2-5%), although grades in this area are not as steep as some areas in the Southern Underground (8-14%). Drilling has confirmed the presence of a structure with throw of up to 8m in the extension of Panel 2, as well as several smaller structures (throws from 2-6m) in the extension area of both Panels 1 and 2.

Consequently, AMC considers in Case 1 only Panel 1 of the extended layout would be extracted, while Panels 2-6 would be as per the Base Case plan, resulting in total production of around 30 Mt. For Case 2, AMC adds 1 Mt by extending Panel 2 through the Native Title area to the 8m structure. For Case 3, AMC includes the second panel of the extended layout (incorporating a longwall move around the 8m structure) for an additional 1.5 Mt.

The Northern Underground will have longer, wider blocks than the Southern Underground, and will generally be free of major faults greater than seam thickness displacement. However, several faults with throws typically around 2-5m (similar to those which have caused reduced production rates in the Southern Underground) have been confirmed. While MIM's production schedule has incorporated downrating for mining through known structures, maintaining equivalent retreat rates on the wider face may prove unachievable in poor ground.

In AMC's opinion, operational improvements should ensure that the Northern Underground produces at higher levels than the existing Southern Underground. However, potential for additional downtimes and roof control problems in faulted areas may reduce the impact of the improvements. AMC has therefore projected that longwall production will be 6 Mtpa in Case 1 (giving mine production of up to 6.5 Mtpa including development), while projected production levels for Cases 2 and 3 are up to 7.5 Mtpa as per the MIM 2003 LOMP.

6.3.5.2.4 Operating and Capital Costs

AMC expects that operating costs at the Northern Underground will be lower than the Southern Underground due to savings such as reduced manning; reduced frequency of longwall moves; fewer drivehead installations; less gas drainage, and more efficient coal conveying. These savings will be offset by increased variable costs (in total) as more tonnes are produced, and increased development costs reflecting the reduced advance rate at the Northern Underground (35m/day compared to 42m/day at the Southern Underground).

AMC estimates for Case 1 that operating costs will be \$60M to \$65M pa when running the longwall and development. Allowing for more aggressive savings, AMC estimates operating costs will be up to \$6M per annum lower for Cases 2 and 3.

Proposed capital expenditure for the Northern Underground includes additional mining equipment, earthworks and provision of services. AMC has reviewed the 2003 LOMP capital expenditure, and is of the opinion that it is comparable with normal industry levels. Significant capital savings have been made through the design (punch longwall) and extensive re-use of equipment from the Southern Underground.

6.3.5.2.5 Valuation Input Summary

Table 65 summarises AMC's Case 1 valuation model inputs for the Northern Underground.

Table 65 Northern Underground Case 1 Valuation Inputs

	2005	2006	2007	LOM	Comments
ROM (Mt)	0.39	3.67	6.39	31	Longwall production limited to 6 Mtpa,
Operating costs (\$M)	24	42	65	339	Incorporates savings compared to Southern Underground
Operating costs (\$/t)	61.82	11.44	10.22	11.30	
Capital Cost (\$M)	40	6	6	136	As forecast by MIM

For Cases 2 and 3, total tonnage mined and production rate increase as discussed and unit costs decrease commensurately.

6.3.5.3 Other Undergrounds

6.3.5.3.1 Production

The financial models reviewed by AMC incorporate additional underground mines, including Suttor Creek thermal and Suttor Creek or Main Deposit based coking coal operations. In the LOMP models, a total of 92 Mt is extracted from the Suttor Creek thermal underground, with a further 65 Mt extracted from the Suttor Creek or Main Deposit coking coal operation. Limited mine planning work has been conducted.

Considering the geometry of the available resources, AMC expects that the Suttor Creek (thermal) areas may yield up to 40 Mt. Although coking coal resources are indicated at depth in Suttor Creek, limited geological knowledge is currently available. In AMC's opinion, this area is unlikely to offer an intrusion free zone larger than the Northern Underground, yielding around 25 Mt. None of the areas identified are therefore likely to provide sufficient recoverable reserves alone, and multiple mines (and associated capital expenditure) would be required to meet the 2003 LOMP production schedule.

The area between the Northern and Southern undergrounds may yield up to 10 Mt, although extensive faulting will effectively constrain any potential longwall layout in this area. AMC considers that the combination of limited access and inefficient mine design make extraction of this area unlikely.

Access to all such areas depends on interactions with the open cut operations, particularly if the new undergrounds are to be punch longwalls. Given the limited understanding of potential mining conditions, the lack of mine layouts and operational characteristics, AMC has not included 'Other Undergrounds' in the valuation model for Case 1.

Extensive open cut mine planning and a commitment to development, combined with a reasonable degree of geological knowledge of the area, suggests that sufficient confidence exists in the development of the Suttor Creek thermal underground for inclusion of 40 Mt in Case 2. However, all other 'Other Undergrounds' are also excluded from this case.

For Case 3, AMC assumes that further additional underground operations may be developed at Suttor Creek, as a GM seam based coking coal operation In its opinion, the Main Deposit would not support an underground coking operation due to lack of reserves and/or poor coal quality.

Based on the limited information available, AMC has estimated annual production will be capped at around 5 Mtpa, similar to historical experience at the Southern Underground.

6.3.5.3.2 Operating and Capital Cost

The cost structure applied to the "Other Undergrounds" is similar to the model for the Northern Underground. AMC considers that this model incorporates favourable outcomes and it has added $6M pa to the fixed costs. AMC has also increased haulage costs for these mines to $3 /t, reflecting the fact that Suttor Creek is substantially further away from the preparation plant than the Southern Underground. Operating costs in total are typically $60M to $65M pa.

AMC has reviewed the 2003 LOMP capital schedule included in the financial model, which includes $120M for establishment of the Suttor Creek thermal underground, and $175M for the Suttor Creek/Main Deposit coking coal operations. These amounts are in line with capital expenditure estimates for the Northern Underground and other MIM established undergrounds, and AMC has used these capital schedules in the relevant valuation cases.

6.3.5.3.3 Valuation Input Summary

No "Other Undergrounds" are included in Case 1, while the Suttor Creek thermal underground operation is included in Cases 2 and 3, and the Suttor Creek coking coal underground is included in Case 3 only. Tables 66, 67 and 68 summarise AMC's valuation model inputs for Other Undergrounds.

Table 66 Suttor Creek Thermal Underground Case 2 Valuation Inputs

	2010	2011	2012	LOM	Comments
ROM (Mt)	1.89	4.94	4.89	40	Longwall production limited to 4.5 Mtpa
Operating Cost ($M)	45	67	66	567	Similar cost structure to Northern Underground (Case 1)
Operating Cost ($/t)	24.00	13.61	13.42	14.16	
Capital Cost ($M)	35	32	6	166	As forecast by MIM

Table 67 Suttor Creek Thermal Underground Case 3 Valuation Inputs

	2010	2011	2012	LOM	Comments
ROM (Mt)	1.89	3.61	5.19	40	Longwall production limited to 4.8 Mtpa
Operating Cost ($M)	45	58	68	567	Similar cost structure to Northern Underground (Case 1)
Operating Cost ($/t)	24.00	16.00	13.06	14.16	
Capital Cost ($M)	35	32	6	160	As forecast by MIM

Table 68 Suttor Creek Coking Underground Case 3 Valuation Inputs

	2010	2011	2012	LOM	Comments
ROM (Mt)	0.44	4.94	4.89	25	Longwall production limited to 4.5 Mtpa
Operating Cost ($M)	22	66	64	349	Similar cost structure to Northern Underground (Case 1)
Operating Cost ($/t)	50.21	13.32	13.01	13.93	
Capital Cost ($M)	50	6	6	197	As forecast by MIM

6.3.5.4 Newlands Open Cut

6.3.5.4.1 Background

Initial open cut mining at Newlands focused on the Main Deposit, although smaller deposits to the north (Newlands North) have also been mined. Annual production from the open cut has typically averaged 4 Mtpa to 5 Mtpa. Originally established as an owner mining operation, open cut mining was contracted for several years before MIM resumed control early in 2003. Mining is currently in the Main Deposit and Newlands South, while future open cut targets include areas such as Suttor Creek and Eastern Creek, as well as other potential satellite deposits.

6.3.5.4.2 Production

No data was available to compare the current owner operation with the previous contract operation, whose performance and costs appeared to be competitive, and therefore the following comments relate to the contract operation. While the cost plus nature of the contract suggests that savings may be possible through owner operation, maintaining historic cost and productivity levels will remain a key challenge for the new management team and operators.

The Marion 301 shovel is working well despite some reliability issues. The dragline stripping operation is excellent. The Curtis-Jensen dig technique has been embraced well by the operators and is giving higher productivities than other similar size draglines in the Bowen Basin. Cast blasting achieves a "throw" of 24% to 28%, which is in line with industry accepted practice. The overall waste stripping operation appears excellent.

Production forecasts reflect the purchase and modification of a large secondhand dragline (Marion 8750) for operational commencement in Eastern Creek in 2004. The increase in dig depth of the 8750 dragline, the larger bucket and the alteration to the boom angle, will increase the proportion of waste moved by draglines, and thus reduce the overall stripping costs. The pre-stripping will ultimately need to be increased to match the draglines, and the ROM coal uncovered/produced from the open cut per annum should increase as a result. In AMC's opinion, adequate provisions have been made in MIM's forecasts for the purchase and modifications of the large dragline, as well as the cost associated with walking one of the existing BE 1370W draglines to Collinsville once the large dragline is operational.

The October 2002 reforecast scheduled production of 4.5 Mt (ROM) with total operating costs of $78M for the full year to June 2003. By the end of December 2002, open cut coal mined was on forecast at 2.4 Mt, but operating costs were over forecast.

For AMC's Case 1, reported reserves have been included for the various pits totalling some 52 Mt, with an additional 6 Mt from the highwall area up-dip of the underground at Newlands South which, although not classified as a reserve, has sufficiently detailed planning work completed. Case 1 includes the Eastern Creek coking semi soft coking coal reserves as thermal coal. Total open cut production ranges from 3.5 Mtpa to 7 Mtpa.

For Case 2, additional open cut resources have been added to the production scheduled for Case 1, including 5.6 Mt in Eastern Creek North as well as remaining resources at Suttor Creek (totalling around 65 Mt inclusive of 25.2 Mt reserves). Open cut production from the various sources continues at 4.2 Mtpa to 6.2 Mtpa until 2021.

Included in Case 3 is an additional resource of 6 Mt of coking coal in the western area of Suttor Creek. Only seven holes have been drilled into this area, which is also known to be heavily intruded, so a higher risk is associated with this resource. A further 9.2 Mt of thermal coal has also been added for the Airstrip Newlands North area, as well as an additional 15.6 Mt of thermal coal from various EPCs and other Inferred Resources. Cases 2 and 3 include the Eastern Creek semi soft coking coal reserves as coking coal.

In all cases, AMC's projections maintain annual production at the levels forecast by MIM, with the additional tonnages resulting in mine life extensions rather than higher production in any specific years.

6.3.5.4.3 Operating and Capital Cost

Based on the year to date performance to December 2002, AMC estimates full year operating costs of around $85M for 2003. MIM operating cost projections for subsequent years typically range from $80M to $120M depending on the production rate and mining locations. These costs are materially in line with historical performance and equivalent operations and AMC has adopted the projections for its valuation cases.

AMC has reviewed and accepted the capital expenditure projected by MIM for open cut operations (both sustaining and major project). The majority of the capital expenditure relates to establishing new pits, and equipment purchase/replacement. Where mine life varies from that projected by MIM, sustaining capital has been added/removed as warranted.

6.3.5.4.4 Valuation Input Summary

Table 69 summarises AMC's Case 1 valuation model inputs for the Newlands open cut operation.

Case 2 total tonnage is 100 Mt and capital costs $437M. Case 3 mines 145 Mt with capital costs of $582M. Unit operating costs reflect production levels.

Table 69 Newlands Open Cut Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
ROM (Mt)	2.20	3.48	6.76	58.45	Reflects large dragline and various mining areas
Operating costs ($M)	38	65	109	971	Reflects different strip ratios in areas (high Eastern creek, low Suttor Creek)
Operating costs ($/t)	17.27	18.63	16.06	16.61	
Capital costs ($M)	21	72	33	400	As forecast by MIM

6.3.6 Additional Production Opportunities

The extensive highwalls available at Newlands may provide opportunities for low cost punch longwalling in the future, although no specific areas (off existing highwalls) have been identified to date. Punch longwalling may allow opportunistic extraction of isolated pockets of suitable coal. To date, no supporting work in terms of location, production or cost structures has been completed.

Newlands has an extensive exploration program planned over the next five years aiming to identify additional resources suitable for either open cut or underground extraction within the existing leases as well as in the adjoining Exploration Permits. It is considered reasonably likely that additional resources will be defined within these areas (possibly open cut and underground). AMC's Case 3 includes an additional 100 Mt of ROM production as a measure of exploration potential, the incremental value of which needs appropriate risk weighting. Similar yields to those currently achieved at Newlands have been applied to produce a thermal coal product from the additional production. Operating costs have been set at $15 /t allowing for a combination of open cut and underground mining methods to be used to extract the additional tonnage. Capital allowances for establishment and ongoing operations have also been included.

6.3.7 Process Engineering

6.3.7.1 Plant Description

The Newlands CHPP was built in the early 1980s to produce a thermal product from an open cut mine. The original plant of 1,200 tph nominal capacity consisted of two modules of Batac jigs, with fines collected in a 'deduster' prior to the plant and either added to the product or discarded.

The present operation is the original parallel jig circuits, with spirals separators, two-stage Jameson cell froth flotation and a horizontal belt vacuum for fines dewatering. The dedusting screens have been removed and the tertiary crusher has been replaced by an Abon jaw crusher. The duplicate feed conveying enables separate products to be fed to each module.

While the nominal capacity of the plant remains at 1,200 tph, the average throughput is 1,350-1,450 tph with a stated maximum of 1,700 tph. With increased throughput and operating hours, the annualised capacity has increased considerably, which AMC believes could put additional pressure on the ROM stockpiles adjacent to the dump station.

The washed product is conveyed to the product stockpile area on a single conveyor. The first coking coal in the life of the operation was produced in the latter part of 2002.

6.3.7.2 Proposed Upgrade Options

Several upgrade options are under consideration to allow efficient processing of both coking and thermal coals, increase capacity and address other current operating constraints. It is believed that a major plant upgrade would still be required irrespective of whether coking coal production was being considered.

MIM's 2003 LOMP states that the most favoured option is to replace the existing plant with a twin module DMC/Spirals/Flotation plant of nominally 2000 tph feed capacity, in conjunction with upgrades of the existing ROM and product handling facilities.

An initial evaluation of the available sizing/washability/CSN data has shown that some areas (in particular Eastern Creek) and lower plies can produce coking coal (<10% ash) at good yields. Other potential low ash areas, such as Suttor Creek, may also be coking sources if properties are confirmed by additional exploration. Simulations in the study showed that a DMC/Spirals/Flotation plant can process the Newlands coals more efficiently than the current jig plant, thereby producing higher yield/lower ash for coking coal and thermal coal particularly on more difficult to treat feeds.

6.3.7.3 Operational Performance

6.3.7.3.1 Yields

Over the last two years, actual yields at 80% have been 2% below budget. MIM has forecast yield from coking coal plies to be constant at 72% for Suttor Creek and 80% for Main Deposit (2003 only), Eastern Creek and any

additional open cut areas. Hence overall coking yield is 80% for all years except 2011 to 2014 where it drops to approximately 75% when Suttor Creek coal is being sourced.

Study simulations on selected cores from Eastern Creek covering approximately eight years reserves indicate that 80% yield from coking coal plies is readily achievable, particularly if high ash and low ash products can be blended. Eastern Creek is the only source of coking coal in the LOMP from 2004 to 2010.

Simulations conducted on two cores from Suttor Creek Zone 1 Bottoms show that over 80% yield is achievable at 10% ash. However, until coking quality information is available it cannot be stated with any confidence that coking product can be obtained from this source.

Based on MIM's LOMP, overall thermal coal yields are predicted to rise from 82.7% in 2003 to 84% in 2004 before stabilising at about 82% from 2005 to 2009, and then dropping to about 78% from 2011, giving an average yield over 20 years of 79.4%. One justification for the planned DMC plant is to address the issue of maintaining thermal product specifications as higher ash sources come on stream.

6.3.7.3.2 Feed Capacity

The production of clean coal in 2002 was a record 8.2 Mt. The LOM plan forecast is 8.6 Mt for 2003, rising to 12.3 Mt in 2008.

To achieve the latter, the present plant would have to increase throughput by an average 500 tph to 600 tph to nearly 2000 tph. Increasing the capacity to 20 Mtpa ROM in 2012 as necessary to achieve MIM's long-term plans would require a further average throughput increase of similar size. Several plant upgrade options involving dense medium technology are being considered. The 2003 LOMP states that the preferred option is to replace the present plant with a nominally 2,000 tph twin module DMC/Spirals/Flotation plant. The second capacity increase in 2011 will require an additional dense media ("DM") module.

The $60M capital allowance for a 2,000 tph twin module DM plant in years 2004 and 2005 (including ROM and product stockpile upgrade), and the $15M allowance for a smaller 500-600 tph single DM module in 2010, are considered reasonable and consistent with current industry levels. However, they appear to be based on indicative estimates only and need to be verified by an engineering feasibility study.

6.3.7.3.3 Operating Costs

Current operating costs of $2.00/product t ($1.66/ROM t) are low for a plant of this age, even considering the high yields and throughput tonnage. MIM forecasts constant costs of $1.66/feed t for 2003-2007 as forecast production increases and the existing plant is replaced by a new twin module DM plant during 2004 and 2005. The conceptual study estimated operating costs for the new plant at $1.49/feed t at 15 Mtpa ROM.

From 2008, MIM forecast costs to decline slowly to $1.64/feed t until 2011, step up to $1.69/feed t reflecting the addition of a new DM module (which will most likely require additional manning), and then slowly decline again to 2023. AMC considers these costs to be in line with historical performance and industry experience, and therefore has adopted them for all three valuation cases.

6.3.7.4 Issues Identified

The issues for the Newlands operation are:

- The general design of the ROM stockpiles and the resultant size degradation from ROM stockpiles and the number of transfer points will need to be addressed. Extensive use of dozers generally results in a higher proportion of fines, with increased operating costs and product moisture. This may not have been a critical issue at Newlands to date, but will require monitoring as operations expand and coal is mined from alternative sources.

- Changing demand and price for 15% ash thermal coal has been recognised by the proposal to build a dense medium plant rather than other water only process options.

- The proposed twin module DMC/Spiral/Flotation will be critical for the operation to efficiently produce coking coal and meet thermal market specifications as well as enabling any underground mine to mine more roof to achieve increased longwall cutting heights.

- Water management is an issue with the aim of using recycled water as 80% of plant process water make-up. Use of recycled water (including mine and tailings water) can result in a build-up of salts, which can lead to reduced flotation and flocculation performance and deposition of salts on screens, centrifuge baskets and vacuum pumps. This has not been a major issue for Newlands to date, but continued monitoring of water quality will be necessary to maintain plant performance in the future.

6.3.7.5 Valuation Input Summary

Table 70 summarises AMC's Case 1 valuation model inputs for the Newlands Coal Handling and Preparation Plant.

Table 70 Newlands CHPP Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
Yield (%)	82.4	84.1	83.2	83.1	Yield varies between deposits, all thermal
Operating costs ($M)	8	15	20	176	Increasing total costs reflect increasing throughput
Operating costs ($/product t)	1.95	1.96	2.02	1.99	Cost/product tonne increases with falling yield
Capital costs ($M)	1	37	31	83	Includes installation of Dense Media plant

Cases 2 and 3 provide for longer life with modest increases in capital cost to $105M and $110M respectively. Unit operating costs for Case 2 are the same as for Case 1 while there is a small increase in Case 3 to an average $2.05 /t because of decreasing yield.

6.3.8 Infrastructure and Services

Newlands employees reside in the company built township of Glenden. The town currently has a population of approximately 1,200. The mine is accessible from Mackay by a sealed road (197km), with a partly gravel road connection between Newlands/Glenden and Collinsville (77km). Water is sourced from the Eungella Dam on the Broken River. Electricity is provided from the state grid, and diesel is trucked to site.

All product from the Newlands mine is exported through the Abbot Point ship loading facility (171 km by rail). The rail line between Newlands and Abbot Point serves the Newlands and Collinsville operations exclusively. Although not achieved to date, agreements are in place for railing up to 16 Mtpa until 2009. MIM's 2003 LOMP identifies the need for increased railing and port capacity to achieve the long-term targets. Achieving increased rail tonnage requires additional trains (including rolling stock and crews), review of passing loops, modification of curves, and improved management by Queensland Rail of train operations and consumables replenishment along the line. The capacity of the port and the rail line may constrain production from the Newlands operations if these issues are not adequately dealt with.

In AMC's opinion, there are no other infrastructure or service related issues which would impact on the valuation in a material way.

6.3.9 Marketing

Marketing of Newlands coal is undertaken by MIM's own internal marketing group, with most product sold under term contract arrangements. Newlands thermal coal is primarily sold to customers in Japan, Korea, and other Asian and European countries.

6.3.10 Management

The Newlands management structure is based on functions, with individual operations managers (eg the Southern Underground) reporting to an operations manager who reports to the NCA project General Manager. Managers of other functional areas such as planning, exploration and evaluation, commercial and HR, and safety and training report directly to the NCA project General Manager, who in turn reports to the Executive General Manager Coal based in Brisbane.

In AMC's opinion, there are no management issues likely to materially impact on the valuation of Newlands.

6.3.11 Tenements and Environment

The Newlands area tenements consist both of EPCs, including applications, and MLs, and are held by MIM (75%) and Itochu Coal Resources (25%).

The EPA requires that the Newlands property is removed from the Environmental Management Register or that a Site Management Plan is approved for the site, prior to the EPA approving the surrender of an environmental licence for a mining operation. A period of 10 years between closure of operations and successful surrender of tenures has been estimated for Newlands. The issues associated with the Newlands operation that are anticipated to impact on the timeframe for surrender include demonstration of Internally Drained Rehabilitation ("IDR") method long term landform stability; restriction of grazing access to IDR; void safety and stability, and diversion creek stability.

Although a higher decommissioning/rehabilitation cost for Newlands has been estimated by AMC ($17.1M) than in the LOM plan, no material environmental issues have been identified. However, the need to demonstrate safety and stability of final unfilled voids, infrastructure removal at the end of mine life and clean up of contaminated land may require further expenses.

6.3.12 Production, Operating and Capital Cost Estimates

Table 71 presents a summary of AMC's production, operating and capital cost estimates for the Newlands mines and projects.

MIM's 2002 LOMP was based on an entirely thermal coal operation, while the 2003 LOMP includes the production of coking coal from a range of open cut and underground sources include Eastern Creek and Suttor Creek . Although Newlands has been producing a coking coal for some months now, there is limited experience and a lack of geological information to support future coking coal projections. Consequently, AMC has based its Case 1 on thermal coal only, with Cases 2 and 3 including some coking coal production.

Table 71 **Newlands Production, Operating and Capital Cost Summary**

	Unit	Case 1	Case 2	Case 3
Production				
ROM	Mt	105	188	261
Saleable	Mt	87	155	212
Operating Costs (Total)				
Mining	$M	1,490	2,608	3,725
CHPP	$M	176	315	435
General	$M	206	335	398
Rail, Port and Marketing	$M	601	168	1,571
Rehab and Closure	$M	20	20	21
Total	$M	2,492	4,445	6,150
Operating Costs (Unit)				
Mining	$/ROM t	14.18	13.84	14.30
Mining	$/Saleable t	16.91	16.75	17.59
CHPP	$/Saleable t	1.99	2.02	2.05
General	$/Saleable t	2.34	2.15	1.88
Rail, Port and Marketing	$/Saleable t	6.82	7.50	7.42
Rehab and Closure	$/Saleable t	0.22	0.13	0.10
Total	$/Saleable t	28.29	28.55	29.03
Capital Costs				
Sustaining	$M	252	342	459
Major Project	$M	449	594	834

6.3.13 Operational Risks

Infrastructure risks at Newlands are considered negligible, although exporting the production forecast by MIM and included in AMC's Cases 2 and 3 (of up to 19 Mt in 2011) will require significant upgrading of the rail and port system. Should this upgrading not occur, or not be technically feasible, production would be constrained to Case 1 levels (maximum 16 Mtpa).

Regulatory risks are considered minimal. All proposed exploration and mining areas are covered by appropriate tenure, although Native Title may lead to additional costs (not material). There is some environmental risk in regard to closure although, in AMC's opinion, any additional costs that may be involved are also unlikely to be material in the context of this valuation.

All underground operations remain subject to the risk of major incidents such as fires, explosions, and major strata failures. However, hazard management plans have been developed to manage these risks. While the impact of any such event would be significant, ongoing monitoring and operation in accordance with the hazard management plans should ensure the probability of such an occurrence is very low.

A range of operational issues including gas make, general roof control and operational efficiency may impact on achieved production levels. AMC considers that there is low risk (although still some) that production levels in Case 1 will not be achieved, with the higher risk of not achieving the production levels recommended in Cases 2 and 3 reflected in the reduced confidence attached to these cases.

The most significant risk for the Newlands operation is geological. While an extensive exploration program to expand the resource base is underway, suitable areas for extending mine life beyond around 2015, particularly at the production rates envisaged by MIM, have not been identified by the work completed to date. Whilst AMC considers that identification of such areas is likely, there is a risk that intrusions, structures and general geological characteristics of seams and overburden may impact on both the quantity and quality of any coal resources identified.

6.4 Collinsville Mine

6.4.1 Background

The Collinsville mining complex is part of the NCA Project, and is located approximately 80 km south west of Bowen, at the northern limit of the Bowen Basin. Several seams are mined at Collinsville to produce a range of coking and thermal coals, which are sold in various export and domestic markets. Initial mining at Collinsville commenced in 1921. Current mining operations are open cut only, although a number of underground mines have also operated in various seams throughout the area's history. Figure 21 shows the various mining areas of the Collinsville site.

Figure 21 Collinsville Site Plan


Collinsville Site Plan
BLAKE NORTH
BOWEN CENTRAL
ADMIN
BLAKE WEST
SCOTT DENISON NORTH
BLAKE CENTRAL
GARRICK EAST
GARRICK WEST
Metres

6.4.2 Recent performance

Table 72 summarises the key performance measures at Collinsville since 1 July 2000.

Table 72 Collinsville Performance Summary

		2001	2002	First Half 2003
Collinsville Open Cut				
ROM	(Mt)	4.75	6.10	3.03
CHPP				
Feed	(Mt)	1.688	3.086	1.805
Washed Product	(Mt)	1.217	2.181	1.224
Unwashed Product	(Mt)	2.624	2.845	1.437
Total product	(Mt)	3.841	5.026	2.661
Collinsville Total				
Sales	(Mt)	4.033	4.883	2.556
Domestic	(Mt)	0.686	0.820	0.381
Export	(Mt)	3.347	4.063	2.175
FOR Cash Costs	($M)	76.76	107.78	66.83
	($/t)	19.99	21.44	25.12
Capital expenditure	($M)	1.93	1.77	3.48

Sources: NCA Joint Venture Project reports, June 2001, June 2002, December 2002

6.4.3 Title, Geology, Coal Resources and Reserves

The Collinsville mine produces both thermal and coking coal from a number of seams and mining areas. The area also includes the isolated Pipeline deposit located approximately 10 km south east of the Collinsville mine. The area is held under a total of 10 MLs.

The coal resources and reserves at the Collinsville mine are contained in the Lower Permian Collinsville Coal Measures. Thermal coal occurs in the Scott Denison, Potts, Blake and Bowen seams. Coking coal occurs in the Garrick, Scott Denison, Bowen and Potts seams. The Pipeline deposit contains the Q seam in the Moranbah Coal Measures. The area is relatively complex geologically, with intrusions and faulting (together with depth) defining the limits of resource areas and mining blocks.

Coal resources and reserves are based on drill hole data obtained over a number of years. Open cut resources contain a significant number of geophysically logged cored and open holes, underground resources are largely based on 'older' holes, although these holes are fully cored and have adequate data.

Drill hole density appears appropriate to the stated resource classifications. The status has been downgraded by the estimator in some areas to reflect the geological complexity of the resource block.

Resources have been categorised by coal quality based on the following raw coal quality criteria:

- Ultra Low Volatile Thermal-volatile matter % (adb) 9 to 14% and ash < 28%.
- Low Volatile Thermal-volatile matter % (adb) 14 to 17.5 % and ash < 28%.
- Steaming Coal-volatile matter % (adb) > 17.5 % and ash < 45 %.
- Coking Coal-CSN greater than or equal to 3.5 and ash < 28 %.

The Ultra Low Volatile and Low Volatile thermal coal are the results of intrusion within the seam. Depending on the area, sills are usually restricted to the top or base of the seam. Open cut resources and reserves are limited downdip (apart from faulting and intrusion) by a calculated 15% margin on FOB cost line assuming an exchange rate of A$=US$0.60. A regression equation is used to calculate relative density (air dried) from seam ply raw ash contents. The Proved and Probable Recoverable Reserves at Collinsville are for open cut extraction.

Table 73 Collinsville Coal Company-Reserves / Resources at December 2002

Mine	Coal Type	Probable Reserves (Mt)	Proved Reserves (Mt)	Measured Resources (Mt)	Indicated Resources (Mt)	Inferred Resources (Mt)	Total Resources (Mt)
Collinsville	Coking	9	14	31	38	0	69
	Thermal & Low Volatile	2	39	45	82	20	147
	Total	**11**	**53**	**76**	**120**	**20**	**216**

In AMC's opinion, the Collinsville resources and reserves have been estimated in accordance with standard industry practice reported in accordance with the JORC Code, and provide a reasonable estimate of tonnes available for inclusion in production schedules.

6.4.4 Additional Reserves Potential

The reserves potential at Collinsville appears to largely comprise down dip extensions from existing open cut areas, and more detailed evaluation of possible underground reserves. A Measured underground Resource of 23 Mt has been delineated in the Garrick East area. Given the history of outburst potential in previous underground mines at Collinsville, the potential for future underground mining would require detailed assessment.

6.4.5 Mining

6.4.5.1 Underground

December 2002 resources include 139 Mt of underground resources but no detailed mine planning or feasibility work on future underground operations has been conducted. MIM's 2003 LOMP excludes underground operations at Collinsville until further exploration and planning work is undertaken. In AMC's opinion, the geology of the Collinsville area (being heavily structured and gas rich) is generally unsuitable for longwall extraction, with gas outbursts (and several fatalities) having occurred in earlier underground operations. Traditional bord and pillar methods could be used, although AMC expects such an operation would not be profitable. Consequently, AMC has not included the reported underground resources in any of the valuation cases.

6.4.5.2 Open Cut

The current Collinsville open cut operation uses a BE1300W dragline, and employs the same Curtis Jensen dig technique employed at Newlands. An additional BE1370W dragline will be relocated to Collinsville (from Newlands) to increase stripping capacity once the new large dragline is operational at Newlands.

The mining operation is under contract. All of the older equipment has been replaced by modern and more reliable equipment provided by the contractor and there are no plans for the resumption of an owner operated mine. In AMC's opinion the open cut work is conducted efficiently and effectively.

The October 2002 reforecast predicted full year production of 6.9 Mt (ROM) and total operating costs of around $117M. At the end of December 2002, ROM production was 350,000t (10%) behind forecast at 3.0 Mt, and operating cost was $4M (7%) above forecast. An additional 995 excavator has recently commenced as part of the plan to increase overburden movement (and hence coal mined).

AMC's Case 1 production estimate has been based upon reserves i.e. 41 Mt of thermal coal and 23 Mt of coking coal. In light of historical performance, and recognising that additional stripping capacity is currently operating, AMC has estimated ROM production for Case 1 of 6.2 Mtpa. With reference to potential increased stripping capacity, AMC estimates production from 2004 will be up to 6.8 Mtpa for Cases 2 and 3. For Case 2, production is again limited to reserves, while for Case 3 Indicated and Measured Resources have been included.

Operating costs appear to be well controlled with minimal opportunity for reduction. AMC estimates that total operating costs will continue to be $80M to $120M pa, depending on annual production rate and mining location, in line with those forecast by MIM.

The capital allowance for the dragline to be redeployed to Collinsville appears to be adequate, as do the remaining capital costs (predominantly sustaining) as forecast by MIM. Capital expenditure is typically $3M to $5M pa.

6.4.5.3 Valuation Input Summary

Table 74 summarises AMC's Case 1 valuation model inputs for Collinsville.

Case 2 mines the same tonnage at a maximum rate of 6.8 Mtpa with small savings in unit operating costs to an average $15.38 /t. Case 3 mines 73 Mt at the same rate as Case 2.

Table 74 Collinsville Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
ROM (Mt)	3.2	6.2	6.2	64	Production limited to 6.2 Mtpa
Operating Costs ($M)	65	110	99	1,016	As per MIM forecast
Operating Costs ($/t)	20.29	17.67	16.02	15.88	·
Capital Costs ($M)	4	6	12	50	Includes CHPP capital

6.4.6 Process Engineering

6.4.6.1 Plant Description

The Collinsville CHPP was built in the early 1980s to batch wash coking and thermal coal feed from mature underground and open cut pits. Thermal coal was also bypassed unwashed. The raw coals were dumped in either the coking or thermal coal dump hopper and then passed through rotary breakers. The raw coking coal was stacked in chevrons by a 1200 tph Buhler-Miag slewing luffing stacker and reclaimed by an 800 tph portal scraper reclaimer. The thermal coal was either bypassed to the product stockpiles or fed directly into the plant.

The present operation consists of an Unwashed Product system and a Washed Product system. The unwashed system comprises a dump hopper, rotary breaker and crushing plant. Nominally 3% of the raw coal is lost to breaker rejects. Thermal Coal-Unwashed (nominal capacity 800 tph) and Thermal Coal-Low Volatile (nominal capacity 600 tph) products are produced by this system. The washed raw coal system comprises a dump hopper and three stages of crushing. The original stacker and reclaimer are used to blend the feed to the wash plant, but now windrows are employed to reduce the incidence of spontaneous combustion.

The nominal capacity of the plant to treat coking coal was increased from 400 tph to 540 tph in May/June 2002. As an alternative to washing 100% feed, a dry screen was introduced and the plant can be operated up to 600 tph feed rate to provide a semi-washed thermal or cooking product. The oversize from the screen is washed, while the undersize is bypassed to product. The dry screening process contributes 0.2-0.3 Mtpa to product.

Coking coal product is stacked by an 800 tph stacker on to one of two stockpiles, while thermal coal product is stacked on to eight stockpiles. Stockpile capacity of 50,000t to 80,000t of washed coal and 80,000t to 100,000t of unwashed product is quite small for the total production of 5 Mtpa.

The plant and mine are operated under contract by Thiess Pty Ltd.

6.4.6.2 Upgrade Options

The introduction of froth flotation to improve product yields is being considered and test work is underway. The LOMP capital allocation of $3M for this upgrade is considered reasonable for a low throughput process with capital intensive equipment, particularly if it is planned to use some second hand equipment, although no detailed costing or engineering has been sighted. The addition of fine product will increase the overall washed product moisture. Studies have also been conducted into the feasibility of briquetting the fines. At 80,000 tpa the process cost is $26 /t which is considered economically feasible, although this option is not included in the LOMP or in AMC's valuation cases.

It is planned to increase the plant feed rate for fully washed product from 540 tph to 600 tph in 2005 by installing additional equipment to wash and dewater material from the roller screen.

The raw coke feed system has recently been upgraded by replacing the rotary breaker with a primary sizer and reducing the number of screens and conveyors.

In summary, while no detailed engineering or costing work has been completed, AMC considers the proposed upgrades suitable, and that sufficient capital allowance has been made for each project.

6.4.6.3 Operational Performance

6.4.6.3.1 Yields

Yield prediction at Collinsville is the same approach as at Newlands with bore core data applied to a simulation model of the plant. Yields are predicted for washed coking coal, washed thermal coal and unwashed thermal product.

Coking coal yields for 2002 were 69.5% actual against 70.4% forecast. Washed thermal yield was 75.1% compared with 73.6% forecast. The unwashed yield is nominally 97%.

From 2005 both yields have been increased by 5% in the LOMP model to 74.1% and 80% respectively based on plans to add froth flotation to process material that is currently sent to tailings. Until test work on the various feed types is complete and the underlying assumptions about expected product yield, ash and moisture, and the flow on beneficial effect on coarse coal yield of producing a low ash flotation product, have been rigorously modelled and verified, then moderate risk should be associated with this estimate. A Case 1 yield increase of 3% is included with 5% for Case 2.

6.4.6.3.2 Production Capacity

The forecast 2003 product capacity is 5.9 Mtpa product made up of approximately 2.7 Mt washed and 3.2 Mt unwashed from 7.1 Mtpa ROM. The LOM model base case (January 2003) plans washed product rising to 2.9-3.0 Mt from 2005 to 2010 and unwashed falling to 2.8 Mt from 2004. Total product remains steady at about 5.7-5.8 Mt from 2005 – 2010. ROM drops to 6.8 Mtpa from 2004.

6.4.6.3.3 Operating Costs

The operating costs are $2.89 /t washed, $1.80 /t dry screened and $1.03 /t bypass/unwashed. Maintenance costs are on a cost plus basis.

MIM has forecast an overall operating cost for 2003 of $1.73 /t product, made up from $2.69 /t washed, $1.87 /t dry screened and $0.99 /t unwashed. This rises to $1.95 /t in 2005 and plateaus at $2.08 from 2008 to 2013, reflecting the installation of the fines flotation plant in 2004 and a greater proportion of washed to unwashed coal in the later years. In AMC's opinion, these costs are consistent with historical and industry performance, and have therefore been adopted for all three valuation cases.

6.4.6.4 Issues Identified

The issues for the Collinsville operation are:

- The raw coal stacker and the reclaimer require painting and a structural inspection. Surface corrosion is evident and could be leading to more serious effects.
- At elevated throughput levels the number of products (up to 11) could be a constraint on the efficient operation of the Collinsville CHPP operation and on the total NCA rail system to the port and the port performance. If at all possible, AMC thinks consideration should be given to rationalizing the number of products.
- Associated with the various products, the product stockpiling and reclaiming by FEL needs to be reviewed. The plan to be able to direct load CHPP product or unwashed product into the train load out is a step in the right direction.

6.4.6.5 Valuation Input Summary

Table 75 summarises AMC's Case 1 valuation model inputs for the Collinsville CHPP. Case 2 provides for higher yield while Case 3 has higher yield and additional tonnage treated.

Table 75 Collinsville CHPP Case 1 Valuation Inputs

	Second Half 2003	2004	2005	LOM	Comments
Yield (%)	87.3	92.4	87.3	88.1	
Operating costs ($M)	3	7	7	67	
Operating costs ($/product t)	1.15	1.15	1.32	1.19	Unit costs are impacted by unwashed product

6.4.7 Infrastructure and Services

Collinsville is operated by Thiess Pty Ltd, with minimal involvement from NCA personnel. Workers reside in the township of Collinsville, which has a population of approximately 2,500. The mine is accessible from Bowen by a sealed road, with a gravel road connection between Collinsville and Newlands/Glenden. Water is sourced from the Bowen River. Electricity is provided from the state grid, and diesel is trucked to site.

All product is exported through the Abbot Point ship loading facility (108 km by rail). The rail line between Newlands and Abbot Point serves the Newlands and Collinsville operations exclusively and, as discussed for Newlands, rail and port capacities need to be expanded to achieve long-term targets.

In AMC's opinion, there are no other infrastructure or service related issues which would impact on the valuation in a material way.

6.4.8 Marketing

Marketing of Collinsville coal is undertaken by MIM's own internal marketing group. There is a wide range of products due to the number of seams mined and the variability in seam quality. An export quality coking coal is produced and sold mostly under term arrangements in Japan, India and South America, although Collinsville has previously supplied the Japanese Steel Mills. Collinsville thermal coal (unwashed) is sold domestically under long term contracts to the Collinsville power station and other industrial users in North Queensland. Domestic quality coking coal is supplied to the Bowen Coke Works and the Mount Isa lead smelter. Collinsville also produces export quality thermal coals, both washed and unwashed, which are sold under term arrangements to Asian and European markets.

6.4.9 Management

Thiess operates most aspects of the Collinsville mine, including the preparation plant, with the project manager reporting to the NCA General Manager. In AMC's opinion, there are no management issues likely to materially impact on the valuation of Collinsville.

6.4.10 Tenements and Environment

All tenements within the Collinsville project are MLs held by MIM (75%) and Itochu Coal Resources (25%).

A period of 10 years between closure of operations and successful surrender of tenures has been estimated for Collinsville. The issues associated with the operation that are expected to impact on the timeframe for surrender include absence of monitoring data and therefore reduced ability to demonstrate successful rehabilitation; proximity to townships; acid spoil, leachate and tailings; acid water management issues, including groundwater; restriction of grazing access to rehabilitated mining area and establishment of a potential government indemnity/fund.

Collinsville has been required by the EPA to submit both an Environmental Evaluation and EMP on the issue of water management, including ground and surface waters. Some remedial measures have already been introduced. However, following the completion of the investigations required in the EMP, additional recommendations may be required to be implemented. In AMC's opinion, these measures could require additional operating or capital expenditure in the short term.

Although a higher decommissioning/rehabilitation cost for Collinsville has been estimated ($20.4M) by AMC compared to that forecast by MIM, no material environmental issues have been identified. However, issues such as the need to demonstrate safety and stability of final unfilled voids, infrastructure removal at the end of mine life, clean up of contaminated land and removal of the property from the Environmental Management Register (or the approval of a Site Management Plan prior to the EPA approving the surrender of an environmental licence) may require additional expenditure.

6.4.11 Production, Operating and Capital Cost Estimates

Table 76 presents a summary of AMC's production, operating costs and capital costs estimates for the Collinsville mine.

Table 76 Collinsville Production, Operating and Capital Cost Summary

	Unit	Case 1	Case 2	Case 3
Production				
ROM	Mt	64.0	64.0	73.0
Saleable	Mt	56.4	56.7	64.7
Operating Costs (Total)				
Mining	$M	1,016	984	1,114
CHPP	$M	67	67	74
General	$M	-	-	-
Rail, Port and Marketing	$M	294	311	353
Rehab and Closure	$M	23	23	23
Total	$M	1,401	1,386	1,566
Operating Costs (Unit)				
Mining	$/ROM t	15.88	15.38	15.25
Mining	$/Saleable t	17.96	17.30	17.16
CHPP	$/Saleable t	1.19	1.18	1.17
General	$/Saleable t	-	-	-
Rail, Port and Marketing	$/Saleable t	5.20	5.46	5.44
Rehab and Closure	$/Saleable t	0.41	0.41	0.36
Total	$/Saleable t	24.76	24.35	24.13
Capital costs				
Sustaining	$M	35	34	40
Major Project	$M	15	15	15

6.4.12 Operational Risks

Infrastructure risks for Collinsville are considered negligible, although achieving the production levels forecast by MIM and included in AMC's Cases 2 and 3 (up to 19Mt in 2011 from Newlands and Collinsville combined) will require significant upgrading of the rail and port system. Should this upgrading not occur, or not be technically feasible, production would be constrained at Case 1 levels (maximum 16 Mtpa).

Regulatory risks are considered minimal. All proposed exploration and mining areas are covered by appropriate tenure, although Native Title may lead to additional costs. There is some environmental risk in regard to closure, although, in AMC's opinion, any additional costs that may be involved are also unlikely to be material in the context of this valuation.

Mining risk is also considered to be low (despite the number of seams and geological complexity) given the well understood nature of the operation and close control by contractors. The increase in production planned (to 6.8 Mtpa), while not demonstrated to date, should be achievable particularly with the addition of another dragline. Being an open cut operation, Collinsville has operational flexibility to meet production schedules and is not exposed to the general risks of underground mining. With the production plan largely based on existing reserves, there is also minimal geological risk.

6.5 Abbot Point

6.5.1 Description

The Abbot Point ship loading facility, located approximately 20 km north of Bowen, services the Newlands and Collinsville mines exclusively, and is Australia's most northerly coal export port. Abbot Point is managed by MIM on behalf of PCQ. PCQ reimburses capital expenditure for infrastructure, subject to caps over a four-year rolling period.

In AMC's opinion, the plant is operating near maximum capacity at present, with the dozer stockpile area fully occupied and now encroaching on unprepared areas and the road beside the stockpile. The dozers will require replacement in the next five years. Additional upgrading, including increased stockpile areas, and conveyor system upgrades would be required to achieve MIM's long-term targets of over 16 Mtpa exported.

The coal stacker and reclaimer are in good working order, and MIM is well aware of the potential impacts of limited maintenance windows under the heavy shipping schedule they are presently enduring and forecast. Nonetheless, the maintenance appears to be well managed and the plant should, in AMC's opinion, be capable of producing 15 Mtpa with annualised monthly rates of over 16 Mtpa. No simulation work on the ship loader and its interactions with Collinsville, Newlands and Queensland Rail ("QR") was provided to AMC for this review.

Recent improvements in performance in train loading at the sites has contributed to achievement of record annualised levels through the port. In December 2002, more than 1.5 Mt was shipped. No plant upgrade capital is proposed at present for the MIM target of 16 Mtpa. In AMC's opinion, this target relies heavily on ideal conditions and excellent communications between all partners in the production chain but QR's contract with NCA caters for haulage of 16 Mt (11.5 Mt from Newlands and 4.5 Mt from Collinsville) from 2005 to 2009. According to MIM's 2003 LOMP, railing additional tonnage (above 16 Mtpa) would require additional trains (including rolling stock and crews), additional passing or holding areas, and improved management of train operations on the line.

For Cases 2 and 3, AMC's production estimates at Newlands and Collinsville result in more than 16Mt being exported through Abbot Point in the period 2008 to 2013. Capital expenditure for upgrades will generally be to the account of others (i.e. QR and/or the PCQ). However, any such upgrade is likely to lead to an increase in usage charges to recoup and generate a return on the additional investment. AMC has therefore maintained export tonnages at greater than 16Mt for Cases 2 and 3, with an estimated increase in rail and port charges (10%).

The final updated decommissioning/rehabilitation cost calculated by AMC is $0.85M. Abbot Point is located on port leasehold land and it is assumed that at the end of the project life, the land will remain as PCQ leasehold land and will be utilised for a similar purpose. PCQ may require a report on areas of contamination and cleanup undertaken, however it is unlikely that any formal Contaminated Land reporting to the EPA will be required.

For the purposes of determining a conservative end of project life costing, a period of three years between closure of operations and successful transfer of responsibility has been estimated. During this period of time, requirements may include removal of equipment and other associated infrastructure; revegetation, where necessary, of disturbed areas; and environmental monitoring including surface water and revegetation.

6.5.2 Valuation Case Input Summary

Abbot Point's operating and capital costs are included in the NCA project valuation model and its value is reflected in the relatively reduced port charges.

Table 77 summarises the cost parameters for Abbot Point. Exports exceed 16 Mtpa for Cases 2 and 3 only, and higher rates have been applied from the year before exports exceed 16 Mt until the end of mine life. There are no differences in the cost structure between cases, although the total costs over the LOMP vary according to the applicable extraction and export schedule.

Table 77 Abbot Point Valuation Inputs

Description	Amount/Rate	
	Maximum Exports < 16Mtpa	Exports >16Mtpa
Variable costs ($/t)	0.36	0.39
Harbour Dues ($/t)	1.09	1.20
Fixed Costs ($M)	5.58	6.13

6.6 Rolleston Project

6.6.1 Background

The Rolleston project is located in the southern portion of the Bowen Basin, 16 km west of Rolleston in Central Queensland (Figure 22). The area is held under one MDL and three EPCs. Rolleston is planned as an open cut export thermal coal mine with two large draglines as the prime waste stripping machines. Feasibility investigations have determined that the coal does not require washing to produce an acceptable product. Product coal will be railed 424 km to the port of Gladstone via Blackwater using a new section of rail line yet to be constructed.

The project has just completed Stage 2 of Feasibility which involved further exploration drilling and resource modelling, a 230,000t sample pit, detailed mine design, combustion trials, and negotiation of key contracts and agreements. Commencement of an 8 Mtpa mine was publicly announced in March 2003.

Figure 22 Rolleston Location Plan


Oaky Creek
Blackwater
Stanwell Park Power Station
ROCKHAMPTON
PACIFIC
N
BOWEN
Springsure
GLADSTONE
Callide Power Station
Rolleston
Moura
OCEAN
BASIN
ROLLESTON
MARYBOROUGH
SURAT
Wandoan
GYMPIE
Chinchilla
NAMBOUR
BASIN
BRISBANE
0 50 100 150
Kilometres
TOOWOOMBA
IPSWICH

Location map

6.6.2 Geology, Coal Resources and Reserves

The Rolleston deposit occurs in the Denison Trough. Coal seams occur in the Blackwater Group, which is regarded as the lateral equivalent of the Rangal Coal Measures in the Bowen Basin. Six coal horizons are developed, with the thickest coal occurring in the lowermost D seam, which is approximately 5m in thickness. The area has been folded into a series of gently dipping anticlines and synclines. Thick Tertiary basalt covers much of the area outside the deposit and smaller areas within the proposed mine outline.

A substantial drilling program was conducted in 2002 to update, and or replace, earlier drilling and testing results. The current evaluation is largely based on the 2002 results.

Mineral resource estimates are based on a minimum seam thickness of 0.5m; maximum depth of cover of 100m; adjusting estimated tonnages using the Preston Sanders equation (16% bed moisture) for coal resources contained in MDL 227. Inferred coal Resources are based on unadjusted laboratory density determinations.

The Rolleston resources and reserves statement has been updated since AMC's review. AMC assumes that similar criteria have been used.

Table 78 Rolleston Mineral Resource Estimates, February 2003

Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Total (Mt)
201	58	340	599

Measured and Indicated Resources are reported within MDL 227, whilst Inferred Resources are largely reported within EPC's 538, 595 and 737. Recoverable Coal Reserves have been developed from a detailed mine plan after applying coal loss, dilution and moisture adjustments. Only Measured and Indicated Resources have been used.

Table 79 Rolleston Recoverable Reserves

Reserve Classification	Recoverable Reserves (Mt as received moisture)
Proved	160
Probable	13
Total	173

In AMC's opinion, the Rolleston resources and reserves have been estimated in accordance with standard industry practice, have been reported in accordance with the JORC Code, and provide a reasonable estimate of tonnes available for inclusion in production schedules.

Delineation of additional reserves in the Rolleston area may be constrained by the thick Tertiary Basalt cover developed in the area.

6.6.3 Mining

The Rolleston deposit has been studied in detail, with Stage 1 and updated Stage 2 mining feasibility studies. Relevant sections have been reviewed and AMC accepts the planning assumptions.

Two production cases have been developed during the feasibility work, 6 Mtpa product and 8 Mtpa product. The mining method proposed is the same for both cases, with one larger dragline and additional truck/shovel and dozer capacity for the 8 Mtpa case. Average strip ratio for the 6 Mtpa case is 6.3 bcm/ROM tonne, and for the 8 Mtpa case 6.8 bcm/ROM tonne.

Typical waste removal is dragline (64.5%); throw blasting (15.5%); dozer assist (8.5%); truck and shovel (11.5%). One 88m^3 and one 46m^3 dragline are proposed for the 6 Mtpa case, with two 88m^3 draglines for the

8 Mtpa case. 25m^3 excavators and 190t rear dump trucks are proposed for minor amounts of waste and ROM coal. ROM coal is removed by the truck shovel fleet and transported to the crushing and screening plant. No coal processing is proposed for Rolleston, based on the coal quality modelling completed during the feasibility studies and the recent combustion testing of bulk samples in a range of potential customers' boilers. The mining method and equipment proposed in the feasibility studies follows standard industry practice. Equipment productivities developed are within the range experienced elsewhere in the Bowen Basin.

A key mining performance driver for Rolleston will be the productivities of the two draglines, which are up towards the top end of current practice. The mining method has been designed to take the difficult, high cost dirt away from the draglines and remove it by dozer or truck/shovel. This strategy is employed at other operations, and works well. In AMC's opinion, Rolleston will need to maintain the projected 65% waste removed by dragline with a minimal truck/shovel fleet, in order to achieve the projected high volume/low cost operation.

Another key mining driver is the ability to maintain ROM quality control to ensure coal washing is not required. Work completed to date indicates that this should be achievable, provided tight in-pit control of working section selection and dilution is maintained.

Based on the information reviewed, AMC is of the opinion that the feasibility studies have been completed to a good industry standard, and the production schedules developed are reasonable estimates.

6.6.4 Operating Costs

The FOR operating costs from the Stage 2 mining feasibility study for the 8 Mtpa case are summarised in Table 80.

Table 80 Rolleston FOR Operating Unit Costs (8 Mtpa)

Item	Average Unit Cost
Clearing $/bcm	2.05
Drill and Blast $/bcm	0.37
Truck and Shovel Waste Removal $/bcm	1.52
Dragline $/bcm	0.43
Waste Total $/bcm	0.77
Coal Mining $/ROM t	0.80
Pit Services $/ROM t	0.30
Rehabilitation $/Product t	0.10
Coal Handling $/Product t	0.45
Other costs $/Product t	2.16
Total Direct $/Product t	**10.06**

Stage 2 feasibility work has assumed owner mining, with all mining equipment acquisition costs capitalised. The low unit costs for truck/shovel waste removal and coal mining reflect capitalised equipment acquisition costs, as compared to the higher contract mining unit rates currently in the market.

In AMC's opinion the operating costs appear reasonable, are within the range of current industry practice, and have been developed using standard estimating methodologies.

6.6.5 Capital Costs

The initial capital costs, excluding rail, for the 6 Mtpa case (Table 81) are estimated at $175M and for the 8 Mtpa case, $250M.

Table 81 Rolleston Capital Costs (6 Mtpa)

Item	Cost $M
Mobile equipment	40.6
Dragline	54.3
Mine Infrastructure	6.8
Water	9.3
Crushing and Handling	24.7
Pit Development	12.1
Transport	3.9
Land	10.5
Other	12.8
Total	**175.0**

Source: MIM feasibility study

The capital cost estimates are consistent with the Stage 2 feasibility study and are based on a high proportion of detailed design with cost estimates largely derived from equipment supplier estimates or tendered/optioned amounts. In AMC's opinion the Stage 2 capital cost estimates are reasonable, and consistent with current industry levels.

6.6.6 Valuation Cases

For the 8 Mtpa production case, production is forecast to commence in mid 2004, with a two year ramp up. AMC has reviewed the production, operating cost and capital cost inputs to the model and considers that they properly reflect the results of the Stage 2 feasibility work. It has adopted these for its Case 2 estimate which mines all of the reported reserve. The Case 3 estimate is based on production at 8 Mtpa continuing for an additional 10 years, reflecting the exploration potential in the adjacent EPCs (80 Mt).

At the request of GSA we have also provided a 6 Mtpa production case (Case 1) which we consider to be conservative. AMC considers the technical risk of not achieving 8 Mtpa is minimal but a market acceptance constraint is possible. The capital and operating costs included in this case are based on MIM's feasibility work.

6.6.7 Process Engineering

The proposed preparation plant involves only coal conveying and crushing.

The coal handling system concept is designed to minimise operational costs, while keeping capital expenditure to a minimum. It has been designed such that it can be implemented in two stages over five years to match the production ramp up, but given the small cost involved in upgrading from 900 to 1,500 tph, and a desire to minimise rehandle costs on the ROM, it has been decided to commence with a 1,500 tph plant.

The 8 Mtpa crushing and screening plant consists of a 14m ROM dump wall, 450t feed/dump hopper, feeder breaker, secondary sizer, vibrating screen, tertiary sizer, stockpiling equipment, underground reclaim tunnel and a 400t train loading bin. The plant stockpile pads can be progressively increased to match production levels.

Subject to limited information available, in AMC's opinion, the concept appears to have been well thought through. The construction of the larger capacity system is very sound planning. The capital allowance is considered reasonable and consistent with current industry levels.

6.6.8 Environment

The Rolleston project is currently completing the EIS process. No final decommissioning or rehabilitation costs were available for review. From a brief review of the documentation, all significant environmental issues have been considered or accounted for in the preparation of the EIS. The proximity of the Albinia National Park is one of the key focuses of the EIS and potentially an issue for the public perception of the project.

Work is progressing on completion of a Cultural Heritage Management Plan, and grant of mining lease is expected by mid 2003.

6.6.9 Production, Operating and Capital Cost Estimates

Table 82 presents a summary of production, operating costs and capital costs estimates for the Rolleston project.

Table 82 Rolleston Production, FOR Operating and Capital Costs Estimates

	Unit	Case 1	Case 2	Case 3
Production Rate	(Mtpa)	6.0	8.0	8.0
Mining (Total Site)				
Production	(Mt)	173	173	253
FOR Operating Costs	($M)	1,902	1,740	2,713
Capital costs				
Sustaining	($M)	93	63	143
Major Project	($M)	288	356	356

Rail, port and marketing costs have been separately included in GSA's financial models. AMC has reviewed those estimates and considers them consistent with reasonable industry levels.

6.7 Wandoan

6.7.1 Title, Geology, Resources and Reserves

The Wandoan coal deposits are adjacent to the town of Wandoan in southern Queensland. The area contains a very large resource of thermal coal, which, at the date of review, was held under four MDLs, with six EPC applications lodged. AMC understands that the latter have since been granted and an additional EPC application lodged.

The coal resources occur in the Jurassic Juandah Coal Measures of the Walloon Sub Group. Coal deposits are characterised by thicker coal seams developed in the centre of the deposit, often thinning and splitting towards the deposit margins. Generally three main seam groups occur in each deposit.

The majority of exploration in the region was undertaken in the late 1970s and early 1980s to define a large coal resource suitable for coal liquefaction. The drill hole data suffers from some limitations such as non-geophysically logged open holes, approximate hole locations and inconsistent sampling techniques. Nevertheless, sufficient drill hole coverage exists to outline a very large resource of low strip ratio steaming coal. The resource estimates listed below have been sourced from reports prepared by JB Mining Pty Ltd and were largely prepared prior to the adoption of the 1999 JORC code.

Table 83 Wandoan Area Resources – December 2002

Deposit	Tenement	Measured (Mt)	Indicated (Mt)	Total (Mt)
Austinvale	MDL 221	115		115
Frank Creek	MDL 221	61	80	140
Woleebee	MDL 221	258	226	484
Summer Hill	MDL 222	82	170	252
Mud Creek	MDL 222	57	188	245
Turkey Hill	MDL 222	0	174	174
Wubugal	MDL 223	72	108	180
Burunga	MDL 223	54	75	129
Stanely Park	MDL 224	35	44	79
Glen Laurel	MDL 224	50	44	94
Total		784	1,109	1,893

In addition to the above resources, it is possible that a significant amount of additional coal could be resourced in the EPC application areas.

6.7.2 Mining

MDL 221, which covers the Austinvale, Woleebee and Frank Creek deposits, has been the focus of recent exploration and technical studies and for the purposes of this review is referred to as the Wandoan Coal Project. Exploration on MDLs 222, 223 and 224 was substantially completed pre 1980, with less certainty in the resource tonnage and quality estimates.

Project land tenure has been only partially secured, with one property covering most of the Austinvale deposit purchased by MIM. Additional land purchases will be required if project development is to proceed through to acquisition of a Mining Lease.

A number of different project development strategies have been investigated since initial exploration, including open cut coal supply for a mine mouth power station, remote domestic power station and for the export thermal coal market. AMC has reviewed the 1997 pre-feasibility study for supply of ROM coal to a mine mouth power station. A conventional open cut strip mining operation was proposed using excavators, front-end loaders and trucks to remove waste and mine the coal. The study appears to have been prepared in accordance with standard industry practice, and AMC has no material issues with the study findings.

AMC understands that the current project development strategy is for approximately 8 Mtpa of thermal coal to be produced from an open cut mine and railed to the port of Gladstone for export. It has been advised this development strategy is conceptual in nature, with only limited coal quality data and no feasibility study to support it. A work program is planned for the next six months to gather coal quality/washability and water supply data to enable a pre-feasibility study to be completed in 2003.

6.7.3 Risks and Opportunities

Based on its review of the data provided, AMC is of the opinion that the following material risks and opportunities currently exist:

Risks

- Relatively low energy thermal coal a significant distance from an export port.
- No readily apparent domestic customer to allow offtake of higher cost coal.
- Quantity and security of industrial water supply.
- Provision of rail infrastructure for export product.
- Understanding of coal washability and subsequent product yield for export product.

Opportunities

- Large coal resource.
- Relatively low strip ratio.

AMC is of the opinion that the above risks can be mitigated, through further feasibility work, to provide an acceptable technical basis for project permitting and eventual construction. However, the cost to provide an acceptable technical solution for construction may render the project financially non viable.

6.7.4 Valuation

Due to its current conceptual nature, AMC believes that valuation of the project cannot be undertaken by discounting projected cash flows and that the only reasonable valuation method is to use recent comparable transactions.

AMC has identified a number of comparable transactions (Table 84). Three of the four transactions (except for Airly) are for coal resources in the same Walloon Sub Group and geographical area.

Table 84 Comparable Transactions

Name	Year	Sale Price ($M)	Proportion Sold	Resources (Mt)	Price ($/Resource t)
AQC[1]	1995	21.5	100%	575	0.037
Airly	?	2.5	100%	200	0.013
Chinchilla East	1998	8.0	100%	924	0.008
Wilkie Creek[1]	2002	38.0	100%	400	0.095

Notes: Includes a nominal 1 Mtpa mining operation valued at $18M in 1995.

After adjusting the AQC and Wilkie Creek transactions for the value of the existing mining operation ($18M and $30M), AMC is of the opinion that a reasonable estimate of the value of coal resources, with project development at pre-feasibility/feasibility stage, is within the range of 0.6 c/t to 2.0 c/t.

For coal resources of 740 Mt (MDL 221), and with a $0.5M allowance for land acquired, AMC thus estimates the project value to be between $4.9M and $15.3M. The uncertain remaining Wandoan coal resources (1,210 Mt in MDLs 222, 223 and 224) have been assigned a very small value of 0.1 c/t, resulting in additional value of $1.2M, for a total value of $6.1M to $16.5M.

6.7.5 Process Engineering

The only information available does not specify proposed plant design and it is assumed that the project is at too early a stage to be definitive in this area.

6.7.6 Environment

The Wandoan Project has recently undergone a Fatal Flaws Study, based on historical background environmental information. No fatal environmental flaws were identified. The key issues identified were proximity of town to mining; post-mine land use; water management; land purchase strategy and community consultation.

No final decommissioning or rehabilitation costs for this Project were available for review.

6.8 Pentland Coal Deposits

The Pentland coal deposits are located in the Galilee Basin in central Queensland near the town of Pentland. The Lauderdale Deposit is covered by EPC 526 whilst the Milray Deposit is covered by EPCA 771.

Little information was available for review on the Pentland deposits. Geological modelling has established an insitu resource of 103Mt for the Lauderdale Deposit, whilst no reliable information was available for the Milray Deposit.

Table 85 Lauderdale Deposit Insitu Resource

Lauderdale Deposit Ply Model (Strip ratio □ 6:1, seam thickness □ 0.3m, ash □ 50%)		
Waste Volume (MBCM)	Insitu Coal (Mt)	Insitu Strip Ratio (BCM/t)
490	103	4.8:1

Indicative drill hole spacing for the Lauderdale Deposit is approximately 500m for open holes and 1,000m for cored holes. Resource estimates reviewed were preliminary based on open file reports, and not intended to comply with the JORC Code. The geological modelling work is intended to provide the basis for determination of an appropriate exploration program to upgrade the resource base to Measured classification.

The Lauderdale Deposit appears to consist of up to separate 25 coal plies, with a maximum coal ply thickness of 1.8m and typical total coal thickness of 21m. In situ ash ranges from 12% to 59%, with an average of 27%.

Based on a similar valuation methodology to that used for the Wandoan Deposit (refer Section 6.7), AMC is of the opinion that a reasonable estimate of the value of the Lauderdale Deposit is within the range of 0.6 c/t to 2.0 c/t. For the 103Mt of insitu resource, AMC estimates the value to be between $1M and $2M, with the likely value to be towards the lower end of the range due to the preliminary nature of the geological modelling and lack of substantive feasibility work.

6.9 Bowen Coke Works

The Bowen Coke Works was established by the Queensland State Government in 1933 to utilise coking coal from the State Coal Mine at Collinsville to provide hard metallurgical coke for non-ferrous use. Over the years, capacity has been increased from 45 to 54 ovens, the coal handling facility was upgraded to improve efficiency, and a coke screening and crushing plant installed. In 1975, MIM took over coal mining operations at Collinsville from where, since then, virtually all coking coal has come. Similarly, with increasing requirements for metallurgical coke at Mount Isa's lead blast furnace, MIM has emerged as the sole major consumer of metallurgical coke from the Coke Works.

Preliminary plans and estimates have been made for the final land use of the site and decommissioning liability. The currently proposed final land use is as a tourist attraction/park, with portions of revegetated land being "sold" to the Council for a nominal fee. This is dependent on a new "owner" of the site accepting responsibility for the remaining sections of ovens and buildings. AMC estimates a decommissioning /rehabilitation cost at $1.1M.

It is anticipated that the EPA or the new owner will require that the site is removed from the Environmental Management Register or that a Site Management Plan is approved for the site, prior to the transfer of responsibility at the end of operations. In AMC's opinion, a period of five years would be required between closure of operations and successful transfer of responsibility. During this period of time, activities required would include removal of plant and other associated activity infrastructure; revegetation of infrastructure areas; potential cleanup of areas adjacent to Doughty Creek filled with coal and coke reject; contaminated land responsibilities; environmental monitoring and negotiations with government or potential new owner.

The 'value' of the Bowen Coke Works is captured in the cost structure of the Mount Isa operations.

7 NON-COAL EXPLORATION

7.1 Introduction

MIM spends around $26M pa on regional non-coal exploration, of which about 35% is on South and Central American projects. Most of the balance is spent in Australia, and on general services and support to the exploration group.

7.2 Australian Exploration

7.2.1 Introduction

Regional exploration offices in Mount Isa and Adelaide report to the General Manager Exploration in Brisbane. Expenditure in 2002 was $16M and the budget for 2003 is around $13M. Primary commodity targets are copper

and gold and there is a focus on exploration for additional resources in the vicinity of the existing mines at Mount Isa and Ernest Henry. Approximately half of the budget is for exploration in northwest Queensland.

Technology developments include the MIMDAS induced polarisation geophysical system and seismic reflection for definition of coal seam structure. These are discussed under Section 8 Intellectual Property.

7.2.2 Northwest Queensland

7.2.2.1 Mount Isa Mine, ML8058

ML 8058 covers more than 50 km of strike of favourable Mount Isa Group rocks. It has been intensively explored for many years but most of the drilling has been to less than 500m depth. Since 1999, MIM has established a program involving MIMDAS geophysical survey, three dimensional geological modelling and deep drilling seeking targets in the order of 20 Mt at 3% Cu to 4% Cu.

Some of the exploration value is reflected in AMC's Operational Value Scenarios which consider potential mine life extensions and in particular, possible extensions of the Enterprise system to the north. Other targets in ML 8058 include Spring Hill, the Lakes/Kingfisher and Biotite. AMC has valued the additional potential with reference to past exploration on deep drilling, the area of tenements outside of the immediate mine system (ISA Mine and Leichhardt Ramp – Figure 4) and on hypothetical farm-in terms at $5M to $10M.

7.2.2.2 MIM-owned EPMs and Applications

MIM owns 100% of 16 granted EPMs over some 1,500 km^2, two of which form the Quilaria Project, a favourable structural target. A small sub-economic oxide resource exists at the Python prospect (1.6 Mt at 1.9% Cu, not reviewed by AMC) which MIM will contribute as part of a joint venture into the Mt Kelly prospect in which previous drilling intersected good copper-gold values. Other geological and geophysical targets have been defined. There are also some 32 EPM applications which cover about 6,500 km^2, the processing of the applications being delayed for reasons related to Native Title. One area called Bushmill is considered highly prospective because of its favourable geology in relation to the Mount Isa deposit.

Cumulative expenditure in these areas approximates $9M. Considering the expenditure, the proximity to Mount Isa and the size of the areas, AMC values this part of MIM's exploration at $5M to $8M.

7.2.2.3 Monokoff Joint Venture

MIM has an approximate 76% interest in a joint venture area of about 200 km^2 near Cloncurry. Its expenditure to date is around $1.25M. Given lack of overall encouragement, AMC values MIM's interest at $0.5M to $0.8M.

7.2.2.4 Carpenteria Joint Venture

MIM has the right to earn 51% by the expenditure of $3M over seven years in 56 EPMs in the Cloncurry area. To 31 January 2003 it had spent nearly $0.7M. MIM's initial work has identified several targets. AMC has applied a PEM of 1.2 to 1.5 to MIM's expenditure for a value of $0.8M to $1.1M.

7.2.2.5 Mount Fort Constantine Joint Venture and Ernest Henry MLs

The exploration value of the MLs at Ernest Henry is recognised in AMC's Operational Values scenarios. MIM also holds a 58% joint venture interest in two EPMs over some 800 km^2. Over a long period it has spent more than $8M.

While there are no resources, the area remains prospective with new targeting techniques being applied. Previous work has focused on magnetic targets but new copper-gold deposits are being found in northwest Queensland in non-magnetic hosts. AMC values MIM's interest at $2.0M to $3.0M in consideration of the size of the area and the more recent expenditure figure since 1998 of $2.3M.

7.2.2.6 Mining Leases Cloncurry, McKinlay and Boulia

MIM holds 21 MLs through these areas, some or all of which may be for flux for the Mount Isa mine. AMC assigns them a nominal total value of $0.1M to $0.2M.

7.2.2.7 Tick Hill

MIM holds three MLs and three EPMs with a total area of around 220 km^2 surrounding the old Tick Hill gold mine. There has been no encouragement from exploration outside of the mine area. MIM has joint ventured the project area with a right for the farm-in-or to earn 51% for $2M expenditure. Accordingly AMC values MIM's interest at $1.0M to $1.3M.

7.2.3 Northeast Queensland

7.2.3.1 Charters Towers

The titles include nine granted EPMs over around 1,000 km^2, 10 applications over about 2,000 km^2 and six MLs. One EPM, one application and one ML covering a total of around 200 km^2 are subject to a joint venture called Greenvale in which MIM has spent $0.1M towards an amount of $1M to earn a 70% interest. Initial field inspection and reconnaissance sampling have returned encouraging gold and base metal values. Targets are of Mt Leyshon and Kidston style.

In addition two EPMs and one application have been farmed out by which the incoming parties can earn 60% for expenditure of $0.5M. MIM's cumulative expenditure is $9.0M, much of which is relevant to operations at Ravenswood. The terms of the joint ventures and the area held indicate a value for the overall MIM interest of $2.0M to $3.0M.

7.2.3.2 Rockhampton / Mt Morgan

MIM holds two granted EPMs (400 km^2), two applications (130 km^2) and one ML (subject to a pending joint venture). Past expenditure approximates $0.1M. AMC values the area at $0.1M to $0.2M.

7.2.3.3 Brisbane Area

MIM owns six EPMs totalling 800 km^2 and nine MLs around the Mt Cannindah resource of several million tonnes of low-grade copper and gold. Offers for the latter indicate a value of around $0.1M to $0.15M to which AMC estimates an additional value of $0.7M to $1.0M for the EPMs for a (rounded) total value range of $0.8M to $1.2M. MIM's cumulative expenditure on the EPMs is $0.75M.

7.2.4 New South Wales

Targeting a stand alone copper, copper-gold or gold economic deposit. MIM has joint venture interests in six ELs around Orange and 100% ownership of a further eight ELs totalling some 735 km^2, mainly in Orange but also in Wagga and Cobar. Initial work in the latter areas has been generally disappointing and MIM is exiting from five of the eight ELs.

To 1 January 2003, MIM had spent a little more than $1.0M towards earning its interests in three of the five joint ventures. Recently it has negotiated a joint venture over two ELs around the Northparkes mine, one containing a gold resource.

The joint venture deals indicate values at the time of the deal in the order of $3,000 or $4,000 per km^2 for the areas without resources and/or encouraging intersections and nearer $10,000 per km^2 for areas such as the Northparkes ground. AMC has valued the residual 100% owned ELs around the lower figure for a value of $0.8M to $1.2M to which it adds a value of $0.8M to $1.0M for the joint venture interests, based on MIM's cumulative expenditure, for a total value of $1.6M to $2.2M.

MIM maintains an ELA over an area which includes the Hillgrove gold-antimony field (owner under receivership) As significant work has yet to commence no value is assigned to this interest.

7.2.5 Northern Territory

In the Tanami, MIM has seven ELAs over an area of about 1,500 km^2. Otter Gold NL can earn a 60% interest in MIM tenements near to Newmont's Granites operation by the expenditure of $1.5M over a four-year period. AMC values the MIM interests at $0.5M to $1.0M based on the joint venture agreement.

7.2.6 Victoria

MIM has an application at Buchan over an area of 250 km^2 and an EL and ELA at Lake Bolac over 140 km^2. Both are porphyry gold-copper targets and at Buchan previous trenching and drilling has recorded encouraging gold intersections. A large copper-gold-molybdenum geochemical anomaly is to be followed up. Based on the area of title, expenditure of around $0.1M and comparable transactions, AMC values the Victorian interests of MIM at $0.2M to $0.4M.

7.2.7 South Australia

MIM owns a number of ELs over a total area of nearly 10,000 km^2 in the Gawler Craton area for which total cumulative book expenditure is in the order of $1.3M. Written-off expenditure is considerably greater. It also has a number of joint venture interests in which it has beneficial interests varying from 20% to 80% and for which cumulative expenditure approximates $8M. The area it beneficially owns is in excess of 2,500 km^2. Very recently it has entered two other joint ventures in the Eyre Peninsula.

There are no resources in the area or significant drill results. There have been some low-grade copper intersections and drill targets have been defined in several areas. Based partly on past expenditure and partly on joint venture agreements and hence values per unit area, AMC values MIM's interests in South Australia at $4M to $5M.

7.2.8 Western Australia

MIM has farmed out or assigned its interests in the Broadhurst area and the Telfer area. It has entered agreements over other greenstone areas of which four are noted.

Snake Well MIM has spent nearly $0.5M towards an earning expenditure of $3.0M for a 60% interest in a 150 km^2 area of greenstone 450 km north of Perth. Targets include gold and polymetallic sulphides.

A shallow oxide or laterite resource of 0.46 Mt at 3.1 g/t Au (not reviewed by AMC) is one of five significant targets within which RAB/air core drilling has recorded numerous intersections of good grade gold. A MIMDAS anomaly is adjacent to an area in which previous drilling recorded good zinc grades. Given the enhancement of the area by MIM's early work, we assign a value of $0.7M to $0.9M to its interest.

Corktree Well MIM can earn a 60% interest for $1.0M in an area where previous drilling outlined shallow anomalous copper mineralisation not yet tested at depth. Its expenditure to date is less than $0.1M with so far discouraging results.

Quartz Circle MIM can earn 70% for $1.0M in this Pilbara area which contains a small supergene copper resource of 140,000t at 4.1% Cu (not reviewed by AMC) within a large copper-gold geochemical anomaly. Initial sampling by MIM has returned significant copper and gold values coincident with geophysical anomalies. Its expenditure to date is around $0.1M.

Gold Show Hill MIM can earn 60% for $1.0M in this area surrounding Quartz Circle into which the geochemical anomaly extends and within which is known vein gold mineralisation.

The latter three projects are at an early stage of work by MIM and AMC recognises this value in a total value for WA interests of $0.9M to $1.2M.

7.2.9 Summary of Values

The value of Australian exploration is estimated at $24M to $39M (rounded) as follows:

	$M
North West Queensland	14.4 to 24.4
North East Queensland	2.9 to 4.4
NSW	1.6 to 2.2
Northern Territory	0.5 to 1.0
Victoria	0.2 to 0.4
South Australia	4.0 to 5.0
Western Australia	0.9 to 1.2
	24.5 to 38.6

7.3 South America

7.3.1 Introduction

South American exploration is directed from an office in Mendoza, Argentina. Expenditure in 2002 was A$6.5M and the budget for 2003 is A$6.4M of which A$5.3M is for Argentina and A$1.1M for Chile.

Commodities targeted are copper and gold in porphyries, iron oxide associated deposits and skarns. The philosophy is to focus on under-explored areas using the MIMDAS geophysical technique to explore where conductive or resistive cover has inhibited successful exploration by others in the past. The favoured areas are underlain by Palaeozoic and Pre-Cambrian basement with Permian-Triassic andesitic volcanics and intrusions including syenites and granodiorites.

In earlier years, MIM explored in Chile without success, in Peru prior to withdrawing due to budget constraints and in the YMAD area around Alumbrera. The current focus is on three active areas in Argentina, Chile and potentially Peru while projects in Patagonia are being offered out. In Argentina at February 2003 MIM held 80 tenements over an area of more than 2800 km^2 and in Chile 20 tenements over an area of around 1,000 km^2 with around 500 km^2 in a joint venture.

7.3.2 Argentina - La Pampa

MIM has exclusivity for 12 months to government regional aeromagnetic data over largely sand-covered terrain. It is using this information to select targets and then acquire concessions, presently holding around 25 individual areas totalling 1,000 km^2.

Follow-up involves ground magnetics, soil sampling and MIMDAS survey prior to drilling. Of three early drill targets, two proved to be in favourable geology with sub-economic grades. Recent drilling of a large MIMDAS target with a strike length of more than 1 km, has provided broad intersections of low-grade copper mineralisation including one in excess of 200m at around 0.3% Cu.

Cumulative expenditure is in the order of US$1.2M. AMC values MIM's interest at US$1.5M to US$2.0M.

7.3.3 Argentina - Cordillera Sur

MIM is exploring for porphyry copper and skarn targets in regions in which it currently holds about 800 km^2 under title and for which cumulative expenditure is in the order of US$1.5M. The area is close to the Chilean border and there are a number of large gold and copper deposits in the region. Exploration involves magnetic survey, MIMDAS survey and drilling. Current targets include Infernillo/Cerro Amarillo with copper and gold mineralisation in outcrop and Hualilan where there is a defined drilling target.

AMC values this project area at US$1.3M to US$1.7M based on expenditure.

7.3.4 Argentina – Cordillera Norte

This area is in the vicinity of Alumbrera and is subject to reconnaissance work. A number of areas of interest and two specific targets have been defined. Cumulative expenditure is in the order of US$0.4M and AMC values the area at that figure.

7.3.5 Patagonia

MIM has interests in three projects. The Cerro Negro/Mancha Blanca project has been farmed out subject to a clawback right to MIM. The project contains a resource estimated at up to 0.6M contained ounces of gold at a grade of around 1.5 g/t Au (not reviewed by AMC). The terms of the deal and the resource content indicate a value in the order of US$1M to US$2M.

Two other projects targeted for epithermal gold are being farmed out to junior companies for terms which imply values to MIM in the order of a combined US$0.5M to US$1M.

7.3.6 Chile

In the period 1992-1997, MIM spent in excess of US$20M on unsuccessful exploration. The most recent program commenced in 2001/2002 focuses on favourable geology in areas of conductive or resistant overburden using MIMDAS technology. MIM's interests are held in a joint venture, with Anglo American Corporation and in 100% owned projects.

The joint ventures enable MIM to gain technology, obtain access to favourable geology applicable to use of MIMDAS and obtain value from the charge-out rate for MIMDAS.

Within its 100% areas, there are numerous conceptual targets within known porphyry copper belts.

Cumulative expenditure in the current round of exploration is US$0.8M. Considering that expenditure, the areas under title and the joint venture arrangements, AMC values MIM's interest in the Chile project at US$1M to US$2M.

7.3.7 Peru

In 1996 to 1998 MIM spent a modest amount evaluating projects but ceased work due to budgetary constraints.

7.3.8 Summary

AMC estimates a value of US$6.0M to US$9.0M (rounded) for MIM's interest in South America made up as follows:

	US$M
Argentina – La Pampa	1.5 to 2.0
Argentina – Cordillera Sur	1.3 to 1.7
Argentina – Cordillera Norte	0.4
Patagonia	1.5 to 3.0
Chile	1.0 to 2.0
	5.7 to 9.1

7.4 Central America

7.4.1 Introduction

MIM's exploration office is in Cuenervaca, Mexico. The bulk of the work is in Mexico with some in the Dominican Republic and one project in Nevada, USA. Expenditure in 2002 was US$2.5M and the budget for 2003 is US$3.3M. Targets are copper-gold porphyries and epithermal gold.

7.4.2 Mexico – Cobre Grande

MIM is in a joint venture with the local community by which it pays US$320,000 spread over 5 years to assess the project. If it elects to acquire the project the community will receive a 15% free carried equity, 2.5% nett smelter royalty and US$10M. MIM is drilling a copper-gold-silver deposit of skarn style. Intersections from earlier drilling are typically low grade although one contained shorter intersection grades better than 2% Cu. That drilling did not target a MIMDAS anomaly within the skarn, but recent drilling intersected only low-grade copper with some zinc, downgrading the target. Cumulative expenditure is US$1.0M. AMC values MIM's interest at US$1.0M to US$1.2M.

7.4.3 Mexico – Chiopas/Santa Fe

The main target here, Ixhuatan, covers more than 600 km^2 around the Santa Fe mine. Cumulative expenditure is US$0.4M and AMC values the area at US$0.5M to US$0.8M.

7.4.4 Mexico – Sonora

MIM is in 50/50 joint venture with Noranda in a reconnaissance project following up geochemical targets based on Noranda data. There are a series of conceptual targets. MIM's commitment over three years is US$0.133 pa and its expenditure to date is US$0.3M. AMC values the area at that amount.

7.4.5 Dominican Republic – Ampliacion

MIM holds 100% of an area of 93 km^2 near the Pueblo Viego mine within which previous drilling of an alteration zone has recorded encouraging gold intersections. Results from soil sampling and trenching conducted during October 2002 indicate additional strongly anomalous values in copper and gold. A 154m long trench is mineralised throughout its entire extent (average grade 1.6 g/t Au, 0.2% Cu). Early drilling by MIM has recorded anomalous copper values but low gold but it is now thought the drilling did not intersect the main mineralised zone. More recent shallow drilling has recorded good gold and copper values. MIM expenditure to date is US$0.3M and AMC values the area at US$0.4M to US$0.6M.

7.4.6 Nevada – Ann Mason

MIM has acquired a low-grade porphyry copper project (around 500 Mt at 0.4% Cu, not reviewed by AMC) from a receiver and intends to explore the target for higher-grade mineralisation near its margins. The project was acquired very cheaply and AMC assigns to it a nominal value of US$1M.

7.4.7 Summary

AMC values the Central American interests of MIM at US$3M to US$4M (rounded) as follows:

	US$M
Mexico – Cobra Grande	1.0 to 1.2
Mexico – Chiopas/Santa Fe	0.5 to 0.8
Mexico – Sonora	0.3
Dominican Republic – Ampliacion	0.4 to 0.6
Nevada – Ann Mason	1.0
	3.2 to 3.9

7.5 Philippines

MIM has the right to earn up to a 62½% interest in the Tampakan joint venture for expenditure and payments of up to $24M over 5 years. The project area contains a porphyry copper reserve estimated by a third party at 900 Mt of 0.75% Cu, 0.3 g/t Au. The estimate is not JORC compliant and AMC has not reviewed it. MIM has yet to undertake significant work and the project is in a difficult area politically. Nevertheless in consideration of the deposit size, AMC values MIM's right at $5M derived using a low Yardstick Value of $1 /oz gold equivalent.

7.6 Summary of Exploration Value

Total exploration value estimated by AMC is $44M to $66M (rounded) made up as follows:

	A$M
Australia	24 to 39
South America	10 to 15
Central America	5 to 7
Philippines	5
	44 to 66

8 INTELLECTUAL PROPERTY

8.1 Introduction

MIM has a history of success in technology development, particularly in regard to metallurgical processes but also in geophysical instrumentation. The value of this technology is reflected in the balance sheet only in regard to depreciated plant and equipment cost.

The focus of the MIM Metallurgical Development Group is to add value through operational improvements at MIM's own mines and treatment facilities and by marketing technology. In addition to value for its own operations, for which a major potential value relates to the Albion process, MIM obtains commercial value from these processes by selling licences and know-how, by selling equipment and by providing engineering, training and commissioning services. Its technology can also assist it gain entry to third party projects, for instance by joint venture.

Commercially marketed metallurgical technologies include ISAPROCESS, ISASMELT, ISAMill, Jameson Cell and BBOC (Bottom Blown Oxygen Converting). Of these the first three have the highest values. Apart from the named technologies there are a number of promising developments.

AMC considers that the potential value of the Albion metallurgical process is fully reflected in its Operational Value scenarios. Otherwise it has considered each process technology for its stand-alone market value.

The value in MIMDAS, a geophysical technology, is both to MIM's own exploration effort and in charge-out rates to joint venture partners using the technology. MIM has adopted seismic reflection technology to assist its coal mine planning, particularly in regard to longwall mining. That value is reflected in AMC's Operational Value scenarios.

8.2 ISAPROCESS

The ISAPROCESS for refining copper was developed in Townsville and put into commercial production in 1979. The unique feature of the process is the use of permanent stainless steel cathode plates and the associated copper-stripping machine and its development was a major advance in terms of both quality and cost. The technology is applicable to both electrolytic refining and electrowinning.

At present, more than 50 plants, representing 35% of the world production of copper, are licensed to use the process. The Townsville plant now makes approximately 80,000 cathode plates per year.

Marketing opportunities continue to be strong, despite the near term expiry of some patents and it is anticipated that sales will be made to both new and existing licensees. The technology generates income from both licence fees and the sale of cathode plates. While there are competitors, continuing technology development means ISAPROCESS is favourably positioned.

In the last three years pre tax profit has averaged $10M pa. Future pre tax profit is forecast to average between $10M and $15M. Given the strong profit record over some years and support for the business plan forecasts from its review, AMC values ISAPROCESS at $50M to $70M in addition to its internal value to MIM which is recognised in AMC's operational projections.

8.3 ISASMELT

MIM's own copper and secondary lead operations use ISASMELT and the technology is being sold to other operations in competition with Ausmelt, the two processes being developed from the same CSIRO technology, Sirosmelt.

Patents are held for copper and lead. The process is being used by eight large-scale operating smelters (two owned by MIM) with two more under construction and two pilot plants under construction. Its advantages include very low capital cost relative to a flash furnace and low energy usage relative to traditional smelting.

Ausmelt's share market capitalisation, net of the value of other assets and liabilities, is approximately $20M with technology revenue in 2002 of approximately $14M but, AMC understands, relatively low profitability. Within MIM, there is, as yet, a lesser emphasis on achieving value from licence fees and engineering profits. AMC is advised that the commercial potential of ISASMELT is at least comparable and, in some areas, better.

MIM's 2003 budget provides for a pre-tax profit of $1.5M on a turnover of around $4M. Considering the Ausmelt capitalisation, the 2003 budget and estimates provided to AMC about potential cash surpluses from sales of, and commissioning and training support for, ISASMELT, AMC values this technology at $12M to $18M.

In addition to its established use, ISASMELT pilot plants are testing new applications. These include a process for continuous copper converting which has major potential for improving smelting efficiency and reducing emissions.

8.4 ISAMill

MIM jointly owns the patent on this technology for attrition grinding. It is mainly used for ultra fine grinding but also has application in coarser grinding.

Fourteen ISAMills are used within the company for re-grinding operations in the lead and zinc concentrators and several have been sold to other operations producing gold and platinum. A major target area is the platinum industry, particularly in South Africa. Orders in place approximate $6.5M and the MIM business plan shows a total South African profit before royalty and tax over five years in this area of $16M.

Other potential market areas include the iron ore industry in Brazil and in gold, copper and nickel processing.

The commercial value to MIM, outside of contribution to its own operations, is in the sale price of a mill, which includes a fee for technology and advice. Based on estimates given to AMC, we estimate a value for the process, beyond its application to MIM's own operations, of $15M to $20M.

8.5 Jameson Cell

MIM markets this alternative to conventional flotation cells under licence. The technology has been operating for some time but has not yet been a significant economic success in the base metals area. However it is considered very effective with coal flotation and solvent extraction. The Jameson Cell dominates the Australian coal market.

Based on its understanding of profitability arising from sales of the technology and of spares, AMC assigns a value of $3M to $4M beyond the internal value to MIM.

8.6 BBOC

No material value has been assigned to this process as we are advised that its market is near saturated and its future is being reviewed.

8.7 Albion Process

The present focus for the Albion Process is MIM's own operations. As a significant value is reflected in the scenarios for MIM operations, particularly McArthur River, no additional value is assigned to it.

The Albion Process was developed by MIM's Hydrometallurgy Research Laboratories ("HRL") at Albion, Brisbane to address the need for a new hydrometallurgical process to treat refractory sulphide ores and concentrates without having to undertake the leaching process at high temperature or pressure. The enabling technology was the ISAMill fine grinding method.

The process was first used during a pilot plant test on Frieda River copper concentrates. Patents have been granted in a number of countries and are jointly held by MIM and Highlands Freida Pty Limited. Pilot plant tests to date cover copper, gold and McArthur River ("MRM") zinc concentrates.

The HRL pilot plant has been testing MRM concentrates since June 2002. The flowsheet being tested uses similar operations to those used for Freida River and described in the patent but removes impurities by cementing on zinc dust rather than by solvent extraction. Feed to the process is MRM bulk concentrate which has been fine ground using ISAMill as well as rougher concentrate which has not been fine ground.

The leaching chemistry involves ferric oxidation in the presence of sulphuric acid generated from pyrite in the ore. After leaching, the iron precipitates as goethite. After thickening the solid residue is filtered and stored for later removal or disposed to tailings. Thickener overflow and the filtrate are purified by adding zinc dust and the precipitate is separated and stored for later dumping. The pure solution is pumped to the electrolyte circulation tank for electrowinning of zinc.

A full MRM feasibility study has been commenced for a case with production of 450,000 tpa zinc. Infrastructure will include a new power station which could use gas or coal as the primary energy source. In broad terms the operating cost to produce zinc metal from MRM concentrate is estimated at $310 /t and the zinc recovery from ore to metal at around 90%, assuming rougher concentrate feed.

The flowsheet proposed is simpler than that normally used in zinc smelters. There is no initially planned recovery of lead nor of silver or impurities such as copper and cadmium, which normally complicate zinc production processes. Residues containing these metals will either be stockpiled or placed in tailings dams. Depending on grade, it may be economic to treat the residue to recover lead and silver.

The process is undergoing plant trials at 0.5 tpd scale. Because it is largely based on the use of commercially available technology and equipment, the risk is considered to be moderate. The major risk area is in leaching and this can be addressed by large scale on site testing.

In addition to Albion's use for MRM, two proposals are being considered in Mount Isa, the first to treat copper smelter dusts for copper recovery as cathodes and the second to recover copper from leachable concentrates produced as part of the open cut project. This project is forecast to have a production target of 25,000 tpa to 50,000 tpa electrowin copper cathode. The estimated total operating cost is $370 /t of cathode and the copper recovery (ore to metal) is conservatively estimated at 83% although the estimated cost and recovery depend on the feed source and flowsheet chosen.

8.8 Metallurgical Developments

Other current developments include:

- Recovery of lead and silver from Albion Process residues from McArthur River concentrate.
- Pyrometallurgical options for Mount Isa.
- Developments in frother technology for flotation cells with, in particular, significant potential savings in coal operations.
- Improvements to ISAMill aimed at lower cost and easier maintenance.
- Re-design of the Jameson Cell for SX-EW applications.
- Recovery of coal from old tailings with commercial third party sale implications.

8.9 MIMDAS

MIMDAS is a patented development which enables the measurement of induced polarisation effects to greater depth than conventional methodologies and, in particular, has the ability to read such effects beneath resistive and conductive near surface deposits. Its value is largely in its application to MIM's exploration effort but, when operating in joint venture with other companies, MIM charges out the geophysical survey at above cost.

Based on recent use of MIMDAS in joint ventures, the estimated contribution of the charge-out rate to MIM's earning expenditure is in the order of $4M pa plus. AMC capitalises the value of this contribution at $7M to $10M, the low implied pre-tax multiple reflecting the risks of business continuity and the nature of the "earnings" (i.e. interests in exploration projects).

8.10 Value Summary

The indicated values add to $87M to $122M.

With allowance for additional value in other potential developments such as those listed, the total value of intellectual property or technology is estimated by AMC at $95M to $130M.

9 SOURCES OF INFORMATION

The information used for the assessments reported herein is based on numerous documents, reports, correspondence, plans and sections and other information provided to AMC by MIM and reviewed by it on site and in its offices and in a dataroom set up by MIM. It is also based on discussion and other communication with MIM's site and head office management and with its consultants.

Tabulations of resources and reserves and of past performance parameters are drawn mainly from the individual operation reports. In some cases, comparable figures from consolidated company reports may differ.

Included in Appendix A is a list of the material references used by AMC. This list is not exhaustive.

Diagrams included in this report have been sourced from MIM as have resource and reserve estimates and tabulated past performance data.

10 QUALIFICATIONS

AMC is a firm of mineral industry consultants whose activities include the preparation of due diligence reports and reviews of mining and exploration projects for equity and debt funding and for public reports. The contributors to this report are listed in Appendix B.

AMC has carried out a number of consulting assignments for MIM in the last two years. They include the provision of mine planning and benchmarking advice to the Ernest Henry mine, ventilation and geotechnical advice to the McArthur River mine, and mine planning, backfilling, geotechnical and ventilation advice to Mount Isa mining operations. The team used by AMC for this report has excluded other AMC consultants and sub-consultants who may have participated in strategic technical reviews and/or provided advice through the other assignments. The AMC consultants listed in Appendix B have acted as independent parties.

AMC has provided a number of Specialist Technical reports for GSA. In the last two years, these include reports on the mineral assets of Normandy NFM Limited and Normandy Mining Limited.

Several AMC employees, including T. Horsley, a contributor to this report, and sub-consultants J Mackinnon, A Showell and R Cantrell, own shares in MIM. However neither AMC nor the contributors to this report have any shareholdings or other interests in MIM or in any of its assets reviewed that could be reasonably construed to affect their independence. AMC has no pecuniary interest, association or employment relationship with MIM other than the payment of a fee according to its normal per diem rates and out-of-pocket expenses for preparation of this report and for other consulting assignment discussed above. AMC's fee is not contingent on the outcome of the transaction subject to this report.

In our letter of engagement, MIM agreed to comply with those Obligations of the Commissioning Entity under the Valmin Code as set out in paragraph 27 to 29 of that Code including that to the best of its knowledge and understanding, complete accurate and true disclosure of all relevant material information would be made.

MIM has advised us in writing that to the best of its knowledge it has provided us with all material information relevant to the projects described in our report. It has been provided with drafts of our report to enable correction of any factual errors and notation of any material omissions. The views, statements, opinions and conclusions expressed by AMC are based on the assumption that all data provided to it by MIM are complete, factual and correct to the best of MIM's knowledge. To a limited extent, our assessment and projections have relied on commercially sensitive information concerning treatment and freight terms, which at MIM's request, we have not described in detail in our report.



We consent to the issue of this report to shareholders in the documents concerning this transaction in the form and context in which it appears and had not before their lodgement with the Australian Securities and Investment Commission ("ASIC") withdrawn our consent. Neither our report nor any part of it, nor any reference to it, may be used for any other purpose without our prior written consent.

MIM has indemnified us in regard to damages, losses and liabilities related to or arising out of our engagement other than those arising from wilful default, negligence or unlawful act on our part.

The signatories of this report are corporate members of the AusIMM and are bound by its code of ethics.

APPENDIX A – REFERENCES

AMC was provided with copies of, or given access to, MIM's dataroom for this project, which was initially set up in August 2002 and was updated in February 2003. In addition to the items listed, AMC's assessment relied on numerous emails, memos, spreadsheets, charts, plans, sections and presentation material provided for its due diligence visits to sites.

Mount Isa mines, smelters and related assets (Mount Isa Business Unit – "MIBU")

General

MIBU presentation to MIM Board "2002 Copper Business Study"

MIBU report, 30 July 2002, "MIBU Mount Isa Operations Mining – Lead/Zinc Division, Annual Plan Submission 30 July 2002 Final"

MIBU draft report, May 2002, "MIBU May 2002 Life of Mine and 5 Year Business Plan"

MIBU report, 30 July 2002, "MIBU Mount Isa Operations Overview, Annual Plan Submission 30 July 2002 Final"

Excerpts from various MIBU 2002 period reports

Geology

Summary of MIM 2002 Mineral Resources and Ore Reserves

Summary of MIM 2003 Mineral Resources and Ore Reserves

MIBU report, undated (early 2002?), "Mount Isa Mines Lead-Zinc Feasibility Study Geology Report, part A – Isa Lead Mine, Part B – Hilton and George Fisher Mines"

MIBU memo, 28 June 2002, from Manager 2002 Copper Study, "Recommendation on Enterprise Cut Off Grade Estimates"

MIBU draft report, undated, by I D Rose, "Isa Open Cut Study Copper Resource Modelling Report",

MIBU draft report, August 2002, by J Tolman, "Open Cut Resource Modelling at the Mount Isa Pb-Zn-Ag deposit", Sections 2.2 and 11.3 only

MIBU draft report, undated, "Enterprise Resource Modelling Report, 2002 Copper Business Study", Executive Summary section only

Hellman & Schofield Pty Ltd report, November 2001, "3000 and 3500 Orebody Test Models, Enterprise Mine, Mount Isa", Summary section only

Hellman & Schofield Pty Ltd letter, 7 May 2002, G Brabham to I Rose, "Re:Final Enterprise Copper Resource Models"

Hellman & Schofield Pty Ltd draft report, August 2002, "Review of X41 Copper Resources Estimation", Summary section only

MIBU draft report, undated, "X41 Resource Modelling Report, 2002 Copper Business Study", Executive Summary section only

Hellman & Schofield Pty Ltd draft report, June 2002, "Review of Near-Surface Copper Resources Estimation"

MIBU draft report, undated, "Enterprise and X41 Drillhole Relogging Report, 2002 Copper Business Study", Executive Summary section only

MIBU draft report, August 2002, by M M Haydon, "Report on the Creation of a Global Silica Dolomite Model for the Mount Isa Mine Area, 2002 Copper Business Study", Pages 1-7

Cdek Geological & Mining Services report, 3 July 2002, by A Clark, "Mount Isa Open Cut. A Review of Geological and Geotechnical Core Logging Practices and Recommendations for Future Programs", Pages 1-6

MIBU draft report, undated, "Preliminary Drilling Program 2002 Copper Business Study"

MIBU draft report, undated, "Enterprise and X41 Data Validation Report, 2002 Copper Business Study", Executive Summary section only

MIBU draft report, August 2002, by L Krois, "Enterprise Mine Structural Model", Pages 1-10

MIBU draft report, undated, "Construction of the Weathered and Leaching Profiles for the Isa Open Cut Study, 2002 Copper Business Study", Executive Summary and Conclusions sections only

MIBU report, July 2002, by N Davies, "Procedure for Resource Categorisation at the Lead Mine 0102 FY"

Mining

"Report on the development of a constrained pit design and schedule for the proposed Isa open pit"

"Isa New Pit – report on December 2002 Pit Optimisation"

"Unconstrained Mount Isa Open Pit Design/Schedule"

"Conceptual Open Pit Study"

Processing

MIBU report, 30 July 2002, "MIBU Mount Isa Operations Met Plants Division, Annual Plan Submission 30 July 2002 Final"

MIBU report, "Metallurgical Plants Cost Review July 2002"

MIBU Report, "General Manager Metallurgical Plants Monthly Report August 2002"

Smelters

BZL Options Analysis June 2002 p33

ISA LOM – Aug02, Pb Treatment/Refining (BRM data)

Metallurgical plants Cost Review July 2002

General Manager Metallurgical Plants Mount Isa Business Unit Monthly Reports Metallurgical Operations Budget Book 2002/2003

Lead Zinc Study – Lead Smelter Executive Summary

Copper smelter slag model

Townsville Operations

MIM Holdings Limited, Townsville Operations Risk Register / Site HIRARC Study

MIM Holdings Limited, 2001 Environmental Report

MIM Decommissioning Liability Provision Report - Copper Refinery & Port Operations March 2002

Environment

2001 Environment Report, MIM.

Decommissioning Costs Associated with the Mount Isa EMOS, McIntyre & Associates, 21 June 1996, Report 1882, Job 9391.

EPA audit of mines operating under the Mount Isa Ltd Agreement Act 1985, Mount Isa, mining activities on Mining Lease 8058, March 2001.

Draft environmental licence review – implications and opportunities for MIBU, September 2001, MIM. (Confidential report)

Quarterly environmental report, Quarter 4 FY 00/01, April to June 2001. MIBU.

ML 8058 decommissioning review – implications and opportunities for MIBU, February 2002, MIM. (Confidential report).

Mount Isa Mines Ltd rehabilitation issues for the Isa lease, 24 June 1996, by the audit committee of MIM Holdings Limited board.

Final report of Mount Isa Mines Ltd panel assessment study, February 2001.

Presentation on community attitudes report, January 2002, MIM.

Waste rock characterisation at Mount Isa Mines, November 2001.

Preliminary assessment of the environmental implications of future mining scenarios at Mount Isa Mines, Lead-zinc feasibility study, by Andrew Grabski, December 2001, MIM.

2000/2001 Environmental review of Mount Isa, December 2001, MIM.

Mining plan incorporating plan of operations, 1 September 1998 to 31 August 2003.

Ernest Henry mine

General

MIM report, "Ernest Henry Mining Pty Ltd, Annual Plan, 2002/03 – 2006/07".

Plan of Operations 1 July 2002 – 30 June 2003, Ernest Henry Mining Pty Ltd.

Geology

Ernest Henry report, May 2002, M Ayliffe, P Collier, J Bryant, "Klarice 6 Mineral Resource Model. Data Processing and Datamine Modelling Procedures" (also provided in electronic format).

Ernest Henry report, January 2001, M Ayliffe et al, "Ernest Henry Mineral Resource and Ore Reserve Estimation Report".

Paper by G Mark et al, 2000, "The Evolution of the Ernest Henry Fe-Oxide-(Cu-Au) Hydrothermal System".

Ernest Henry memo, 12 July 2002, P Collier to J Moore, "Mineral Resource and Ore Reserve Statement 30 June 2002".

Mining

Life of Mine Plan Assumptions – Mining Cost Model, November 2001Life of Mine and Cost Model (Revised), September 2002

Pells, Sullivan, Myninch, Geotechnical and Hydrological Review, November 2000

Processing

Ernest Henry Mining, 2003 Budget KPI Summary Report, Concentrator Department

Ernest Henry Mining, 2003 – 2007 Capital Expenditure Summary, Concentrator Department

Ernest Henry Mining, Concentrator Performance Summary Data Sheets, Various, 1999 - 2002

Met Engineers Ltd Report KM1296, August 2002, "Modal Analysis of the May Monthly Composites"

Environment

Post operation cost estimate and life of mine environmental cost estimate, Ernest Henry Mining Pty Ltd, January 1998.

Environmental awareness & information handbook, Ernest Henry Mining Pty Ltd.

2000/2001 Environmental review of the Ernest Henry Mine, March 2001, MIM.

McArthur River mine

General

Haslie Holdings Pty Ltd, 2002: "McArthur River Scoping Study Summary Report". May 2002.

McArthur River Mining Pty Ltd, 2000: "McArthur River Mining Life of Mine Business Plan". May 2000.

McArthur River Mining Pty Ltd, 2002: "McArthur River Mining Annual/Five Year Plan 2002/03-2006/07".

McArthur River Mining Pty Ltd: McArthur River Period Reports. June 2001-December 2002.

McArthur River Mining Pty Ltd: McArthur River EGM Reports. June 2001-December 2002.

Mount Isa Mines Ltd, 2003. "Notice of Intent for McArthur River Expansion Project". 7 January 2003

McArthur River Mining Pty Ltd, 2002: McArthur River Report to Management

Committee. June 2002.

Geology

McArthur River Mining Pty Ltd, 2001: "Ore Reserve and Resource Estimates. McArthur River Mine". 1 June 2001.

McArthur River Mining Pty Ltd, 2002: "Ore Reserve and Resource Estimates. McArthur River Mine". 30 June 2002.

Mining

McArthur River Mining Pty Ltd, 2002: "Mine Planning at McArthur River. Memorandum Damien Nihill to John Burgess". 29 August 2001.

BFP Consultants Pty Ltd, 2002. Letter report, "Review of Ground Conditions, Support & Future Plans for Underground Mining". 25 October 2002.

McArthur River Mining Pty Ltd, 2002. "McArthur River Scoping Study General Rock Mechanics And Pillar Stability Assessment".

McArthur River Mining Pty Ltd, "Mining Management Plan (MMP) September 2002 – September 2003".

Haslie Holdings Pty Ltd, 2001: "McArthur River Mining Pty Ltd. Scoping Study Underground Mining Report". December 2001.

McArthur River Mining Pty Ltd, 2002: "McArthur River Operations Presentation". August 2002.

Processing

Bateman Engineering Limited,2001. "Report for MRM Refinery Study". September 2001.

McArthur River Mining Pty Ltd, 2002. "McArthur River EMS Review". May 2002

Environment

NT Dept of Business Industry and Resource Development - Audit Report Assessment of OHS Management System and Environmental Performance 2001

MIM Holdings Limited, MIM Quarterly Environmental Reports 2000, 2001

McArthur River Mining Pty Ltd, McArthur River Closure Plan Costing Report Aug 2002

McArthur River Mining Pty Ltd, McArthur River Closure Plan Costs August 2002

Ravenswood mine

MIM Holdings Limited, 1999. "Sarsfield Development Study - Draft Only"

MIM Holdings Limited, 1997: "Mount Wright Pre-Feasibility Study. 1996-020/REP1". August 1997.

Carpentaria Gold Pty Ltd, 2002: "Ravenswood Life of Mine Plan. August 2002".

Carpentaria Gold Pty Ltd, 2002: "Carpentaria Gold. Ravenswood Operations Presentation". August 2002.

Carpentaria Gold Pty Ltd, 2002. "Annual Plan Submission 2003-2007". July 2002.

Scott Dalley Francks Pty Ltd, 2001? "Ravenswood 4.5 Mtpa Upgrade Engineering Study".

Carpentaria Gold Pty Ltd, Ravenswood Life of Mine Cost Assumptions May 2002

Carpentaria Gold Pty Ltd, Ravenswood Life of Mine Costs Estimate May 2002

Carpentaria Gold Pty Ltd, 2002: "Mt Wright Gold Resource Desktop Project Review". January 2002.

Australian Mine Design and Development Pty Ltd, 2002: "Mt Wright Underground – Prefeasibility Mining Study". September 2002.

MIM Holdings Limited, 1999/2000 Environmental Review of Ravenswood

Alumbrera mine

General

Life of Mine Business Plan - May 2002 (LOM Plan).

Annual Plan 2002/03 - 2006/07 - May 2002.

Monthly Performance Reports - July 2002 to December 2002..

Monthly Performance Summaries - 12 months to June 2000, June, 2001, January to June 2002.

MAA Life of Mine Model July 2002.

Geology

Memorandum: Resource/Reserve Statement for Publication - David Keough, Chief Geologist MAA, July 17 2002.

Gary Raymond, Baja de la Alumbrera Geotechnical Study, July 2002

MRDI, Canada, Alumbrera Geological Model Review, August 1999

Memo on assay quality assurance and quality control program, June 1998

Geology department monthly reports

Mining

Executive Summary, Call and Nicolas Inc. geotechnical report, recommending final interramp slope designs.

Processing

Concentrator Department Monthly Report - June 2002.

Metallurgical Spreadsheet – Effect of Ore Type on Tonnes Milled, Sept. 2002.

MAA Summary Costs by Department – November and December 2002

Environment

"Groundwater flow and contaminant transport modelling for Minera Alumbrera Ltd" by Australasian Groundwater and Environmental Consultants Pty Ltd, February 2002'.

"Assessment of the Social, Economic, Environmental, Political and Cultural Impact of Mining Activities on Argentina" by Minera Alumbrera Ltd'.

"MIM Environmental Report 2001, MIM"

"2001/01 Environmental Review of Minera Alumbrera Ltd, MIM, June 2001".

"Environmental Management System (EMS) Elements, Minera Alumbrera Ltd, March 2002".

"Environmental Impact Report Exploitation Phase Update 2 Province of Catamarca, Minera Alumbrera Ltd, October 2001".

"Environmental Impact Report Exploitation Phase Update 2 Province of Tucumen, Minera Alumbrera Ltd, August 2001".

Effluent analyses for filter plant discharges of 5 September 2002 and water quality limits for discharge to the DP 2 canal, a table of water quality data from a six-monthly report to the regulators for the filter plant discharge.

A report on monitoring results in the DP 2 canal by Minera Alumbrera Ltd (in Spanish) to the Sub-director of Mining in Tocuman Province of 23 July 2002.

Coal Operations

Oaky Creek Coal (OCC) Project

Colwell, 1997, OCC Chain Pillar Design
Strata Engineering, 2000,Chain Pillar Design
OCC Frictional Ignition Management Plan
OCC Feasibility Study Report, No. 1 South East Reserves, 2001.
Edited EGM (Coal) monthly reports July 2001 to December 2002
Site General Managers reports June 2000, June 2001 to November 2002
OCC LOM Plan July 2002
Production database reports for Oaky North and Oaky No. 1 July 2001-September 2002
Mine Operations Contract draft undated 2002
OCC EMOS- draft, Jan 02
OCC Environmental Review 00-01, July 2001
Thiess, 2001, OCC Open Cut Environmental Management Plan
OCC Plan of Operations 02-03, May 2002
Quarterly Environmental Reports 01-02

Newlands (NCP)-Collinsville (CCP)-Abbot Point (ABP) [NCA] Project

Edited EGM (Coal) monthly reports July 2001 to December 2002
Site General Managers reports June 2000, June 2001 to December 2002
NCA Planning Department, May 2002, Newlands Northern Mine Feasibility Study Report draft.

NCP – Thiess Mine Operations Contract, 16-01-01.

NCA LOM Plan 2003-22, July 2002

NCA LOM Strategy - Board paper, 22-07-02

NCA LOMP Capital Replacement program

Production database reports for Southern Underground July 2001-June 2002

JB Mining Services 'Collinsville Reserve and Resource Statement' December 2002, July 2002

NCP EMOS, September 2002

NCP Plan of Operations 02-03, July 2002

NCP Quarterly Environmental Reports 00-01, 02-03

CCP EMOS, September 2002

CCP Plan of Operations 2002-03

CCP Quarterly Environmental Reports 00-01, 02-03

ABP Quarterly Environmental Reports 00-01, 02-03

Strata Engineering, 2002, Assessment of Mining Layout Parameters with Respect to the Geotechnical Environment – Newlands North Mine

NCP Northern UG Mylec report, 3 April 2002

NCP Northern Underground Concept Plans and 5N Exploration, April, 2002.

Clarkson, 2003, Conceptual Study for the Upgrade of Newlands Coal Handling & Preparation Plant draft

Rolleston Project

Rolleston - Feasibility Study Board Presentation, 22-07-02

Rolleston Coal Project Feasibility Summary, June 02

Rolleston Feasibility Stage 2 Board paper, 22-07-02

Rolleston Stage 2 Update Memo, 19-11-02

Rolleston Stage 2 FOR cost Estimates

PPK, Rolleston Feasibility Study

Wandoan Project

Maunsell Australia, June 2002, Wandoan Fatal Flaws Analysis Maunsell Aust

Wandoan Assessment of data reliability, July 97

Wandoan Austinvale Coal Reserves. Dec 97

Wandoan Pre Feasibility Study Power Station case, Jan 98

JB Mining Services "Update of Previously Reported Coal Resources within MDL 222 West Wandoan, MDL 233 Wubugal and MDL 224 Stanley Park" July 1998

JB Mining Services "Coal Resources of the Wandoan Deposits-MDL 221"-July 1997

Wandoan Environmental Summary

Bowen Coke Works

Bowen Coke Environmental Action Plan 14-01-02

Bowen Coke Environmental Review 00-01 July 01

Bowen Coke Review 99-00

BCP Closure Costs Overview

BCP Qtrly Environmental Report 1st 02-03

Pentland

"Pentland Geological Modelling Report", June 2002, ECS International Pty Ltd

Exploration Projects

MIM memo, Portfolio valuation update – exploration assets, interests and tenements, August 2002, November 2002, February 2003

MIM Exploration, Monthly Reports, April 2002 to February 2003

File Note, ML 8058, Exploration potential

Presentation slides, budgets, tenement and joint venture/option summaries

Intellectual Property

Budgets including ISAPROCESS Business Plan, ISAMill Presentation Study

APPENDIX B – LIST OF CONSULTANTS

The contributors to this report include:

Consultant	Qualifications	Affiliation	Involvement in this report
G R Appleyard	BSc (Hons), BA, FAusIMM (CP), MCIM	AMC Director	Management and coordination, Australian and overseas exploration, Alumbrera, Intellectual Property
R Cantrell	BSc Metallurgy, MSc Minerals Engineering, FAusIMM, MMICA, MIMM, MAIME	Metallurgist, Alprai Pty Limited	Mount Isa and Ernest Henry
D Carville	BSc Geology, MAusIMM, MGSA	AMC Senior Resource Geologist	McArthur River and Ravenswood
C Rashleigh,	BSc (Hons) (Mining)	Director of SMP Group.	Mount Isa and Ernest Henry
M Dorricott	BEng (Mining), MSc Applied Science OH&S), Grad. Cert. Education (Tertiary Teaching), FAusIMM (CP), MAIME	AMC Principal Mining Engineer	Mount Isa
P R Stephenson	BSc (Hons) Geology, FAusIMM (CP), FAIG, MMICA, MCIM,	AMC Principal Geologist	Mount Isa and Ernest Henry
N Turvey	BE Mining (Hons), MAusIMM (CP)	AMC Principal Mining Engineer	Coal operations
P Ryder	BEng (Mining),	formerly AMC Principal Mining Engineer	Coal operations
G Everett	BEng (Mining), MAusIMM	AMC Senior Mining Engineer	Coal operations
J Johnson	BSc (Hons) (Industrial Metallurgy)	Metallurgist, airQuant - Business Management Support.	Alumbrera
S Jones	BSc (Hons) (Geology, Geography), FAusIMM (CP), MMICA,	Director of NSR Environmental Consultants Pty Ltd.	Mount Isa, Ernest Henry, Alumbrera.
J McKinnon,	BEng, MBA	Director of SMP Group.	McArthur River and Ravenswood (environment)
B Gregory	BE (Mining), Diploma Financial Management, MAusIMM	AMC Principal Mining Engineer	Alumbrera
T Horsley	Mining Engineering (Hons)	AMC Principal Mining Engineer	McArthur River and Ravenswood
R Greenelsh	BE Met	Principal Consultant R Greenelsh and Associates	Mount Isa Smelters, Townsville, Intellectual Property
A Showell	BSc Applied Science (Metallurgy), FAusIMM	Director Metallurgy / Principal Consultant Normet Pty Ltd	McArthur River and Ravenswood
T Medhurst	BEng (Civil), PhD	AMC Senior Mining Engineer	Coal operations (geotechnical)
E Gallagher	BSc, MSc, PhD, MAusIMM, FAIE, MSME, MACPS	Principal and Director of Minserve	Coal operations (infrastructure)
J Thrift	BSc (Geology)	Director of Mining and Geological Services	Coal operations (geology)
B Haylock	BSc (Biological) Grad. Dip. Natural Resources	Director of Environmental & Licensing Professionals Pty Ltd	Coal operations (environment)
T Payne	BEng (Environmental)	Principal of Environmental and Licensing Professionals Pty Ltd.	Coal operations (environment)

APPENDIX C – ABBREVIATIONS

adb	Air dried basis
Ag	Silver
ARD	Apparent relative density
As	Arsenic
Au	Gold
bcm	Bank cubic meter
CAF	Crushed aggregate fill
CIF	Charges including freight
CIL	Carbon-in-lead
CIP	Carbon-in-pulp
CRF	Crushed rock fill
CSN	Crucible Swell Number
Cu	Copper
dmt(pa)	Dry metric tonnes (per annum)
EIS	Environmental Impact Statement
EL(A)	Exploration Licence (Application)
EMOS	Environmental Management Operations Statement
EPA	Environmental Protection Authority
EPC	Exploration Permit for Coal
FEL	Front end loader
FIFO	Fly in-fly out
FOB	Free on board
FOR	Free on rail
g/t	grams per tonne
ha	hectare
hpa	hours per annum
H/W	Hanging wall
km	kilometre
km^2	Square kilometre
KPI	Key performance indicator
kwh	Kilowatt hour
kt (ktpa)	Thousands of tonnes (per annum)
kv	kilovolt
LME	London Metal Exchange
LOM(P)	Life of Mine (Plan)
m^3	Cubic metre
MARC	Maintenance and repair contract
MDL	Mineral Development Lease
MIK	Multiple indicator kriging
ML	Mining Lease
mm	millimetre
Mt	Million tonnes
Mtpa	Million tonnes per annum
NFV	Nett forecast value
NSR	Nett smelter revenue
OK	Ordinary kriging
oz	ounce
P80	Passing 80 mesh
Pb	Lead
ppm	Parts per million
QA/QC	Quality Assurance/Quality Control
RAB	Rotary air blast
RC	Reverse circulation



RHF	Rotary holding furnace
RL	Reduced level
ROM	Run of mine
SAG	Semi-autogenous grinding
SX/EW	Solvent extraction/electrowin
tpa	Tonnes per annum
tpd	Tonnes per day
tph	Tonnes per hour
tpm	Tonnes per month
TSF	Tailings storage facility
UG, U/G	underground
wmt(pa)	Wet metric tonnes (per annum)
YTD	Year to date
Zn	Zinc

Section 7



Implementation Agreement

Date

7 April 2003

Parties

1. **M.I.M. Holdings Limited** (ACN 009 814 019) of Level 3, West Tower, 410 Ann Street, Brisbane, Queensland (***MIM***);

2. **Xstrata Holdings Pty Limited** (ACN 104 160 689) of Level 34, Gateway, 1 Macquarie Place, Sydney NSW 2000 (***Xstrata***); and

3. **Xstrata plc** of Bahnhofstrasse 2, PO Box 102, CH-6301 Zug, Switzerland (***Guarantor***).

Recitals

A MIM and Xstrata have agreed that Xstrata will acquire all of the ordinary shares of MIM by means of a scheme of arrangement under Part 5.1 of the Corporations Act between MIM and MIM Shareholders.

B MIM and Xstrata have agreed in good faith to implement the Scheme upon and subject to the terms and conditions of this Agreement.

C The Guarantor has agreed to guarantee the obligations of Xstrata under this Agreement, the Scheme and the Deed Poll.

It is agreed as follows.

1. Definitions and interpretation

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following words and expressions have meanings as follows:

ACCC means the Australian Competition and Consumer Commission;

ASIC means the Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited (ACN 008 624 691);

Business means the business of mining and mineral processing carried on by the MIM Group as at the date of this Agreement;

Business Day means a weekday on which trading banks are open for business in Brisbane;

Circular means the circular to be issued to the Guarantor's shareholders for the purposes of approving the issue of the Stock and the Transaction;

Confidentiality Deed means the deed so entitled between MIM and Xstrata Schweiz dated 28 August 2002;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of Queensland;

Deed Poll means a deed poll in the form of Annexure 2 (or in such other form as is agreed between MIM and Xstrata);

Effective means, when used in relation to the Scheme, the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme;

End Date means 15 July 2003, or such later date as MIM and Xstrata may agree in writing;

FATA means the Foreign Acquisitions and Takeovers Act 1975 (Cth);

Financing Waivers means such waivers or amendments to the terms of the MIM Financing Agreements as reasonably required by Xstrata so as to prevent default and/or cross default under the MIM Financing Agreements and/or any other financing agreements to which any member of the MIM Group is a party occurring as a result of the implementation of the Scheme;

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity;

Implementation Date means the Business Day immediately following the Record Date;

Implementation Date Sales means the sale of the following to Duiker Marketing AG, a subsidiary of the Guarantor, to be effective immediately following the payment of the consideration under clause 4.2 on the Implementation Date:

(a) by Mount Isa Pacific Pty Limited, of its 50% interest and shareholder loans in Minera Alumbrera Ltd; and

(b) by MIM, of its shares and shareholder loans in Mount Isa Holdings (UK) Limited.

Income Tax Legislation means any or all of the following:

(a) the Income Tax Assessment Act 1936;

(b) the Income Tax Assessment Act 1997;

(c) Part IVC of the Tax Administration Act, 1953 in so far as that Part relates to (i) the Income Tax Assessment Act 1936 or the Income Tax Assessment Act 1997; or (ii) Schedule 1 to the Taxation Administration Act, 1953; and

(d) Schedule 1 to the Taxation Administration Act, 1953.

Insolvency Event means in relation to a corporation:

(a) **insolvency official:** the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official to the corporation or to the whole or a substantial part of the property or assets of the corporation;

(b) **arrangements**: the entry by the corporation into a compromise or arrangement with its creditors generally;

(c) **winding up**: the calling of a meeting to consider a resolution to wind up the corporation (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the corporation) or the making of an application or order for the winding up or dissolution of the corporation other than where the application or order (as the case may be) is set aside within 14 days;

(d) **suspends payment**: the corporation suspends or threatens to suspend payment of its debts generally; or

(e) **insolvency**: the corporation is or becomes unable to pay its debts when they fall due or is otherwise presumed to be insolvent under the insolvency laws applying to that corporation;

Lenders means the lenders under the Xstrata Financing Agreement;

Listing Rules means the official listing rules of ASX, UK Listing Authority or SWX Swiss Exchange, as the case may be;

MIM Board means the board of directors of MIM;

MIM Costs means those costs of MIM in relation to the Transaction as set out in Annexure 7;

MIM Control Event means an intentional act or omission by MIM or any of its related bodies corporate after the date of this Agreement:

(a) that might reasonably be expected in any Mandated Lead Arranger's (as defined in the Xstrata Financing Agreement) opinion, acting in good faith, to result in a material adverse change in the MIM Group's business, assets, operations, prospects or condition (financial or otherwise) and which results in any of the conditions of the Xstrata Financing Agreement not being satisfied; or

(b) which results in any material adverse change in the business, assets, liabilities, financial or trading position, profitability or prospects of the MIM Group and which results in any of the conditions of the Underwriting Agreement not being satisfied;

MIM Disclosure Letter means the letter so entitled and dated 7 April 2003 from MIM provided to Xstrata prior to its entry into this Agreement;

MIM Financing Agreements means those financing agreements of MIM as set out in Annexure 5;

MIM Group means MIM and its related bodies corporate;

MIM Indemnified Parties means MIM, each of MIM's related bodies corporate, the directors and employees of MIM and the directors and employees of each of MIM's related bodies corporate;

MIM Information has the meaning given in clause 7.1;

MIM Prescribed Occurrence means the occurrence of any of the following:

(a) MIM converting all or any of its shares into a larger or smaller number of shares;

(b) MIM or a subsidiary of MIM resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

(c) MIM or a subsidiary of MIM:

(i) entering into a buy-back agreement; or

(ii) resolving to approve the terms of a buy-back agreement under the Corporations Act;

(d) MIM or a subsidiary of MIM issuing shares, or granting an option over its shares, or agreeing to make such an issue or grant such an option;

(e) MIM or a subsidiary of MIM issuing or agreeing to issue, securities or other instruments convertible into shares;

(f) MIM making any material change or amendment to its constitution;

(g) Xstrata or MIM becoming aware that, as a result of Xstrata acquiring MIM Shares under the Scheme, any person may exercise its right (whether subject to conditions or not) to terminate or vary any material agreement with MIM or a subsidiary of MIM the variation or termination of which has, or is likely to have, a material adverse effect on the business assets, liabilities, financial or trading position, profitability or prospects of the MIM Group;

(h) MIM or a subsidiary of MIM creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of the business or property of the MIM Group; or

(i) an Insolvency Event occurring in relation to MIM or a subsidiary of MIM,

provided that a MIM Prescribed Occurrence will not include a matter:

(a) required to be done or procured by MIM pursuant to this Agreement or the Scheme;

(b) disclosed in the MIM Disclosure Letter; or

(c) the undertaking of which the Transaction Implementation Committee has unanimously approved in writing;

MIM Public Announcement means the public announcement to be made by MIM in the form of Annexure 3;

MIM Regulated Event means the occurrence of any of the following:

(a) MIM or a subsidiary of MIM declaring, paying or distributing any dividend, bonus or other share of its profits or assets;

(b) MIM, or a subsidiary of MIM:

(i) acquiring;

(ii) agreeing to acquire; or

(iii) offering, proposing, announcing a bid or tendering for the acquisition of,

any securities, business, assets (in the nature of a business or part of a business), interests in a joint venture, entity or undertaking, the consideration (including the value of assumed liabilities) for which exceeds $100 million in aggregate;

(c) MIM or a subsidiary of MIM disposing, agreeing to dispose or coming under an obligation to dispose of all or a material part of the assets or business of all or any of the coal, copper or lead/zinc divisions;

(d) MIM or a subsidiary of MIM:

(i) ceasing, winding-up or liquidating, if such ceasing, winding-up or liquidation; or

(ii) acquiring or disposing, agreeing to acquire or dispose or offering, proposing or announcing a bid or tendering to acquire or dispose of any asset, business or undertaking that,

would result in potential tax losses within the MIM Group of more than $100 million being forfeited;

(e) proceedings being brought against MIM or a subsidiary of MIM which are likely to result in damages or compensation payable by MIM and its subsidiaries greater than $50 million and which are not recoverable under any insurance arrangements;

(f) MIM or a subsidiary of MIM:

(i) entering into, agreeing to enter into or coming under an obligation to enter into a new sales agreement or arrangement or varying a sales agreement or arrangement in relation to the disposition of any of its production, on terms which are materially different from existing terms or those terms which are currently on offer in the market (***New Sales Arrangement***) where the annual value of the New Sales Arrangement represents more than 10% of the MIM Group's estimated revenue for that product in the next 12 months;

(ii) entering into, agreeing to enter into or coming under an obligation to enter into a new sales agreement or arrangement in relation to the disposition of any of its production where the price is fixed for more than 12 months and where the annual value of such agreement or arrangement represents more than 10% of the MIM Group's estimated revenue for that product in the next 12 months; or

(iii) entering into or agreeing to enter into, or materially varying any existing, marketing or agency contracts,

without the prior consent of Xstrata;

(g) MIM or any subsidiary of MIM waiving, forgoing or otherwise failing to seek the enforcement of any debt or other liability owed to it by any other entity within the MIM Group;

(h) MIM or any subsidiary of MIM making any change to its accounting practices or policies or electing to form a consolidated group for the purposes of the Income Tax Legislation,

provided that a MIM Regulated Event will not include a matter:

(a) required to be done or procured by MIM pursuant to this Agreement or the Scheme or otherwise required by law;

(b) disclosed in the MIM Disclosure Letter; or

(c) the undertaking of which the Transaction Implementation Committee has unanimously approved in writing;

MIM Shareholders means each person who is registered in the register of members of MIM as the holder of MIM Shares;

MIM Shares means fully paid ordinary shares in MIM;

No-Shop Period means the period from and including the date of this Agreement to the earlier of:

(a) the termination of this Agreement in accordance with its terms; and

(b) the End Date;

Record Date means 5.00 pm on the fifth Business Day following the date on which the Scheme becomes Effective, or such earlier date as the parties may agree in writing;

Regulatory Approvals means the approvals, clearances, decisions or determinations referred to in clause 3.1(a) to (e);

Representatives has the meaning given to that term in the Confidentiality Deed, provided that in the case of Xstrata the term includes the Underwriters and the Lenders;

Rights Issue means the proposed rights issue of the Stock of the Guarantor the subject of the Underwriting Agreement.

Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act between MIM and the MIM Shareholders in the form of Annexure 1 (or in such other form as is agreed between MIM and Xstrata) and as described in clause 4.1;

Scheme Booklet means the information memorandum prepared by MIM in respect of the Scheme to be approved by the Court and despatched to MIM Shareholders;

Scheme Meeting means the meeting to be convened by the Court in relation to the Scheme pursuant to Section 411(1) of the Corporations Act;

Scheme Participants means each person who is a MIM Shareholder as at the Record Date;

Second Court Date means the first day on which the application made to the Court for an order pursuant to Section 411(4)(b) of the Corporations Act approving the Scheme is heard;

Stock means the redeemable convertible unsecured loan stock to be issued by the Guarantor on the terms, and for the aggregate amount, as detailed in the Circular;

Transaction means the acquisition by Xstrata of all of the MIM Shares held by Scheme Participants by means of the Scheme in accordance with the terms of this Agreement;

Transaction Implementation Committee means the committee to be established under clause 5.5;

Underwriters means the underwriters under the Underwriting Agreement;

Underwriting Agreement means the agreement between the Guarantor, Deutsche Bank AG London, J.P. Morgan plc and J.P. Morgan Securities Ltd dated 7 April 2003 to underwrite the issue of Stock in the Guarantor;

Xstrata Costs means those costs of Xstrata, Xstrata Schweiz and/or the Guarantor in relation to the Transaction as set out in Annexure 6;

Xstrata Financing Agreement means the debt underwriting letter dated 7 April 2003 between Xstrata Schweiz as a borrower and Barclays Capital, Deutsche Bank AG London, Dresdner Kleinwort Wasserstein and J.P. Morgan plc as mandated lead arrangers and others pursuant to which the Lenders have agreed to arrange and underwrite a facility (by amending or restating an existing syndicated loan facility agreement or refinancing and replacing such existing syndicated facility agreement) (***Facility***) for Xstrata Schweiz for the purposes of, amongst other things, implementing the Transaction and if the Facility is entered into, includes that Facility;

Xstrata Group means the Guarantor and its related bodies corporate;

Xstrata Indemnified Parties means Xstrata, each of Xstrata's related bodies corporate, the directors and employees of Xstrata and the directors and employees of each of Xstrata's related bodies corporate;

Xstrata Information means such information regarding Xstrata and its related bodies corporate provided by Xstrata to MIM in writing for inclusion in the Scheme Booklet as referred to in clause 5.2(a);

Xstrata Public Announcement means the public announcement to be made by the Guarantor and Xstrata in the form of Annexure 4;

Xstrata Resolutions means those resolutions required to be passed by the shareholders of the Guarantor to approve the Transaction and for the issue of the Stock, in, or substantially in, the form set out in Annexure 8; and

Xstrata Schweiz means Xstrata (Schweiz) AG of Bahnhofstrasse 2, P.O. Box 102, CH-6301, Zug, Switzerland.

1.2 Interpretation

In this Agreement, headings and boldings are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this Agreement have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Agency;

(e) a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Agreement and a reference to this Agreement includes any annexure, exhibit and schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Governmental Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(i) a reference to a party to a document includes that party's successors and permitted assigns;

(j) no provision of this Agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Agreement or that provision;

(k) a reference to an agreement other than this Agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(l) a reference to an asset includes all property of any nature, including, but not limited to, a business, and all rights, revenues and benefits;

(m) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind whether stored or provided in paper or electronic form and a reference to financing arrangements means any financing arrangement, whether or not reflected in the balance sheet of a particular company;

(n) a reference to a body, other than a party to this Agreement (including, without limitation, an institute, association or authority), whether statutory or not:

(i) which ceases to exist; or

(ii) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(o) (without limiting the ways in which information can be provided or disclosed) information will be deemed to have been provided or disclosed by one party to the other if the party provides the other party or its agents or advisers with a document and the relevant piece of information is disclosed in the document;

(p) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(q) the terms "associates", "related body corporate", "relevant interest" and "voting power" have the meanings given to those terms under the Corporations Act;

(r) the word "includes" in any form is not a word of limitation;

(s) a reference to "$" or "dollar" is to Australian currency; and

(t) a reference to any time is a reference to that time in Brisbane.

2. Agreement to propose Scheme

MIM agrees to propose the Scheme and the parties agree to implement the Transaction upon and subject to the terms and conditions of this Agreement.

3. Conditions precedent and pre-implementation steps

3.1 Conditions precedent

Subject to this clause 3, the obligations of the parties under clauses 2 and 4 are subject to the satisfaction of each of the following conditions precedent:

(a) **FATA:** before 8.00 am on the Second Court Date, either:

(i) a notice is issued by or on behalf of the Treasurer of the Commonwealth of Australia under FATA stating that the Commonwealth Government does not object to Xstrata acquiring all of the MIM Shares pursuant to the Scheme; or

(ii) the Treasurer of the Commonwealth of Australia becomes precluded from making an order under FATA in respect of the acquisition by Xstrata of MIM Shares pursuant to the Scheme;

(b) **ACCC:** the ACCC takes no action before 8.00 am on the Second Court Date to prevent the implementation of the Transaction;

(c) **EC:** before 8.00 am on the Second Court Date:

(i) the European Commission has issued a decision pursuant to Article 6(1)(a) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC 1310/97 (***Merger Regulation***) declaring the Transaction not to be within the scope of the Merger Regulation;

(ii) the European Commission has issued a decision pursuant to Article 6(1)(b) of the Merger Regulation (or has been deemed to have done so under Article 10(6)) of the Merger Regulation) declaring any concentration with a community dimension as a result of the Transaction to be compatible with the common market;

(iii) following an initiation of proceedings under Article 6(1)(c) of the Merger Regulation, the European Commission has issued a decision pursuant to Article 8(2) of the Merger Regulation declaring any concentration with a community dimension as a result of the Transaction to be compatible with the common market; or

(iv) in the event that a request pursuant to Article 9(2) of the Merger Regulation has been made by a Member State and the European Commission has, in accordance with Article 9(3) of the Merger Regulation, referred the whole or part of the Transaction to the competent authorities of one or more Member States or has been deemed to have done so pursuant to Article 9(5),

(A) each such competent authority has granted a clearance in respect of all those parts of the Transaction which were referred to it, or has been deemed to have granted such a clearance; and

(B) the European Commission has issued a decision referred to in (i), (ii), or (iii) above in respect of the part of the Transaction not so referred;

(d) **Other Competition Approvals**: before 8.00 am on the Second Court Date:

(i) the approval required by section 13A(3) of the Competition Act No 89 of 1998 (South Africa) for the Transaction has been granted or has been deemed to have been granted; and

(ii) the Israeli Antitrust Commissioner has issued a decision pursuant to Article 20(B) of the Restrictive Business Practices Law 5748-1988 (Israel), or the 30-day waiting period from the date both parties have submitted their respective Complete Notices (including exhibits) has expired unless the Antitrust Tribunal approves an extension period, under Article 38 of the Restrictive Business Practices Law, due to an exceptional cause and such extension period goes beyond 8.00 am on the Second Court Date;

(e) **Governmental Agencies**: before 8.00 am on the Second Court Date, all other approvals of a Governmental Agency which MIM and Xstrata agree are necessary to implement the Transaction are obtained;

(f) **Guarantor Shareholder Approval**: at least one week before the Scheme Meeting, the Guarantor's shareholders in general meeting having passed the Xstrata Resolutions;

(g) **Underwriting and Xstrata Financing Agreement**: as at 8.00 am on the Second Court Date:

(i) neither the Underwriting Agreement nor the Xstrata Financing Agreement has been terminated by the Underwriters or the Lenders respectively; and

(ii) the obligations of both the Underwriters under the Underwriting Agreement and the Lenders under the Xstrata Financing Agreement having become unconditional, other than:

(A) a condition requiring approval by the Court of the Scheme and evidence thereof; and

(B) a condition requiring that no corporate action, legal proceedings or other procedure or step has been taken in relation to the winding-up, bankruptcy, dissolution or administration (or analogous procedure or step is taken under Swiss law) of Xstrata Schweiz or Duiker Marketing AG up to the Implementation Date;

(h) **MIM Prescribed Occurrences or MIM Regulated Events**: no MIM Prescribed Occurrence or MIM Regulated Event having occurred between the date of this Agreement and 8.00 am on the Second Court Date;

(i) **Financing Waivers:** at least one week before 8.00 am on the Second Court Date, the Financing Waivers having been received;

(j) **MIM Group Financial Indebtedness**: one Business Day before the Second Court Date, MIM having provided Xstrata a complete list of the gross financial indebtedness of the MIM Group (+/- $5 million) as at the close of business on the second Business Day before the Second Court Date for disclosure purposes under the Xstrata Financing Agreement;

(k) **MIM Representations and Warranties**: the representations and warranties of MIM set out in clause 6.5 of this Agreement being true and correct as of the date of this Agreement and as of 8.00 am on the Second Court Date; and

(l) **Xstrata and Guarantor Representations and Warranties**: the representations and warranties of Xstrata and the Guarantor set out in clauses 6.1 and 6.3 of this Agreement being true and correct as of the date of this Agreement and as of 8.00 am on the Second Court Date.

3.2 Waiver of conditions precedent

(a) The conditions precedent in clauses 3.1(a), (b), (c), (f) and (g) are for the benefit of each party and any breach or non-fulfilment of those conditions may only be waived with the written consent of both parties.

(b) The conditions precedent in clauses 3.1(d), (e) and (h) to (k) are for the sole benefit of Xstrata and any breach or non-fulfilment of those conditions may only be waived by Xstrata giving its written consent.

(c) The condition precedent in clause 3.1(l) is for the sole benefit of MIM and any breach or non-fulfilment of that condition may only be waived by MIM giving its written consent.

(d) A party entitled to waive the breach or non-fulfilment of a condition precedent pursuant to this clause 3.2 may do so in its absolute discretion.

(e) If a party waives the breach or non-fulfilment of a condition precedent in clause 3.1, that waiver will preclude it from suing the other party for any breach of this Agreement that resulted from the breach or non-fulfilment of the condition precedent that was waived or arising from the same event which gave rise to the breach or non-fulfilment of the condition (provided that if the waiver of the condition precedent is itself conditional and the other party accepts the condition, the terms of the condition apply despite this paragraph (e)).

3.3 Conditions precedent not met

(a) If:

(i) there is a breach or non-fulfilment of a condition precedent contained in clause 3.1 which is not waived in accordance with this Agreement by the date specified in this Agreement for satisfaction of the condition precedent; or

(ii) there is an act, failure to act, event or occurrence which will prevent a condition precedent contained in clause 3.1 being satisfied by the date specified in clause 3.1 for its satisfaction (and the breach or non-fulfilment of the condition precedent which would otherwise occur has not already been waived in accordance with this Agreement),

MIM and Xstrata will consult in good faith with a view to determining whether the Scheme may proceed by way of alternative means or methods or to extending the relevant time or date or End Date.

(b) If MIM and Xstrata are unable to reach agreement on such alternative means or methods or such extension within the Required Consultation Period (as defined below), either MIM or Xstrata may, provided that condition precedent is for the benefit of that party, terminate this Agreement by notice in writing to the other without any liability to the other, except in respect of any antecedent breach of this Agreement and provided that clauses 6, 7, 9.4, 12 to 16, 17.2, 17.3 and 17.4 survive termination.

(c) For the purposes of this clause, the ***Required Consultation Period*** is the shorter of:

(i) five Business Days after both parties becoming aware that sub-paragraph (a)(i) or (a)(ii) above, as the case may be, is triggered;

(ii) the period commencing at the time both parties become aware that sub-paragraph (a)(i) or (a)(ii) above, as the case may be, is triggered and ending at 8.00 am on the Second Court Date.

3.4 Regulatory Approvals and Governmental Agencies

(a) Xstrata will, to the extent that it has not already done so, promptly apply for all relevant Regulatory Approvals and take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time, and will provide MIM with all information reasonably requested in connection with the applications for Regulatory Approvals.

(b) MIM will provide Xstrata with all information reasonably requested by Xstrata in connection with the applications for Regulatory Approvals.

(c) Each party shall have the right to be present and make submissions at any proposed meeting with any Governmental Agency in relation to the Scheme or the Transaction.

(d) For the purposes of clauses 3.1 and 3.5(a), a Regulatory Approval will be regarded as having been obtained despite the fact that the Regulatory Approval is conditional if the relevant conditions cannot be considered, in the reasonable opinion of the Guarantor, to have a material adverse impact on the business of the Xstrata Group as a result of the Transaction.

3.5 Reasonable endeavours to satisfy conditions

(a) Xstrata will use its reasonable endeavours to procure that the Regulatory Approvals are obtained.

(b) MIM will use its reasonable endeavours, and will ensure that each of its related bodies corporate use their reasonable endeavours, to procure that no MIM Prescribed Occurrence, MIM Regulated Event or MIM Control Event, to the extent such occurrence or event is within the control of MIM or any of its related bodies corporate, occurs prior to 8.00 am on the Second Court Date.

(c) MIM and Xstrata will each use their reasonable endeavours, and will ensure that each of their related bodies corporate use their reasonable endeavours, to procure that;

(i) the Financing Waivers are obtained at least one week prior to 8.00 am on the Second Court Date; and

(ii) one Business Day prior to the Second Court Date, the list of the gross financial indebtedness of the MIM Group (+/- $5 million), as at the close of business on the second Business Day before the Second Court Date, is provided.

The list of financial indebtedness of the MIM Group will be provided on the same basis as MIM Information as set out in clause 7. Xstrata will be responsible for all costs incurred by MIM and its related bodies corporate in taking any actions in accordance with this clause.

(d) The Guarantor will convene and hold the general meeting of shareholders referred to in clause 3.1(f) at least one week prior to the Scheme Meeting (unless this Agreement is terminated in accordance with its terms prior to that date).

(e) Xstrata will use its reasonable endeavours, and will ensure that each of its related bodies corporate use their reasonable endeavours, to ensure that the conditions to the Underwriting Agreement and the Xstrata Financing Agreement, the satisfaction of which are within the control of Xstrata or any of its related bodies corporate, are satisfied prior to 8.00 am on the

Second Court Date and it will use its reasonable endeavours to ensure that no event of default or termination right which is within the control of Xstrata or any of its related bodies corporate arises in favour of the Underwriters under the Underwriting Agreement or the Lenders under the Xstrata Financing Agreement.

(f) Each party must promptly notify the other of satisfaction of a condition precedent and must keep the other informed of any material development of which it becomes aware that may lead to a condition precedent not being satisfied.

(g) Xstrata must promptly notify MIM of any event or occurrence which will or may with time result in non-fulfilment of any condition of the Underwriting Agreement or the Xstrata Financing Agreement or give rise to any event of default or termination right in favour of the Underwriters under the Underwriting Agreement or the Lenders under the Xstrata Financing Agreement.

(h) Xstrata must promptly notify MIM of any actual or threatened termination by the Underwriters of the Underwriting Agreement or the Lenders under the Xstrata Financing Agreement.

4. Transaction steps

4.1 Transfer of shares

Subject to the terms and conditions of this Agreement, under the Scheme all of the MIM Shares held by Scheme Participants will be transferred to Xstrata and the Scheme Participants will be entitled to receive the consideration calculated in accordance with clause 4.2.

4.2 Scheme consideration

Xstrata covenants in favour of MIM (in its own right and as trustee on behalf of the Scheme Participants) that in consideration for the transfer to Xstrata of each MIM Share held by a Scheme Participant at the Record Date under the terms of the Scheme, Xstrata will pay or procure the payment to each such Scheme Participant on the Implementation Date $1.72 cash for each MIM Share held by that Scheme Participant at the Record Date.

5. Implementation of Transaction

5.1 MIM's obligations

(a) MIM must take all necessary steps to propose and implement the Scheme as soon as is reasonably practicable, including without limitation taking each of the following steps:

(i) **Court direction:** apply to the Court for orders directing MIM to convene the Scheme Meeting;

(ii) **Section 411(17)(b) statement:** apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(iii) **Scheme Booklet:** promptly prepare and despatch the Scheme Booklet to MIM Shareholders;

(iv) **Scheme Meeting:** promptly convene the Scheme Meeting in accordance with the Court order provided that if this Agreement is terminated under clause 9.1, it will take all steps reasonably required to ensure the Scheme Meeting is not held;

(v) **Court approval:** as soon as practicable after MIM Shareholders have approved the Scheme at the Scheme Meeting, apply to the Court for orders approving the Scheme;

(vi) **Lodge copy of Court order:** lodge with ASIC an office copy of the Court order approving the Scheme as approved by MIM Shareholders at the Scheme Meeting;

(vii) **Registration:** register all transfers of MIM Shares to Xstrata on the Implementation Date.

(b) MIM must act in good faith to attempt to ensure that the Scheme Booklet complies with the requirements of the Corporations Act, the Corporations Regulations and ASIC Policy Statements No. 60 and 142.

5.2 Xstrata's obligations

Xstrata must take all necessary steps to assist MIM to propose and implement the Scheme as soon as is reasonably practicable including, without limitation, taking each of the following steps:

(a) **Xstrata Information:** promptly provide to MIM for inclusion in the Scheme Booklet such information regarding Xstrata and its related bodies corporate as MIM reasonably requires to prepare and issue the Scheme Booklet (including consent to the form and context in which the Xstrata Information appears in the Scheme Booklet);

(b) **Independent Expert Information**: provide any assistance or information reasonably requested by MIM or by the independent expert in connection with the preparation of the independent expert's report to be sent together with the Scheme Booklet;

(c) **Supplementary Information:** promptly provide to MIM such information as may arise after the Scheme Booklet has been prepared which may be necessary to ensure that the Scheme Booklet, in relation to the Xstrata Information contained in it, does not contain any material statement which is false or misleading or contain any material omission;

(d) **Representation:** procure that it is represented by counsel at the Court hearings convened for the purposes of section 411(4)(b) of the Corporations Act, at which, through its counsel, Xstrata will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this Agreement and the Scheme; and

(e) **Deed Poll:** prior to the despatch of the Scheme Booklet, enter into the Deed Poll.

(f) **Financing waivers:** it will make, or it will procure that there is made, if required by any of the financial institutions or counterparties under the MIM Financing Agreements in return for the giving of any Financing Waiver, an offer to pay out, or have paid out, the facility which is the subject of the relevant MIM Financing Agreement.

5.3 Conduct of business

From the date of this Agreement up to and including the Implementation Date, MIM must, and must cause its subsidiaries to, subject to matters disclosed in its Disclosure Letter, conduct their

respective businesses in the ordinary course in substantially the same manner as previously conducted. Without limiting the foregoing, MIM must, and must cause its subsidiaries to:

(a) use its reasonable endeavours to ensure that no MIM Control Event, MIM Prescribed Occurrence or MIM Regulated Event occurs, to the extent that such event or occurrence is within the control of MIM or its subsidiaries; and

(b) without the prior written consent of Xstrata:

(i) not approve any unreasonable improvement in the remuneration or terms of employment (including terms of payment on termination) of any of its senior executives;

(ii) not undertake or agree to undertake any new, or rollover of existing, hedges;

(iii) not enter into any new financing arrangements in excess of $25 million in aggregate or agree to extend or repay any existing financing arrangements;

(iv) in relation to any development projects of the MIM Group, not enter into, or materially amend, any material contract or commitment with third parties involving capital expenditure in excess of $25 million or $100 million in aggregate; or

(v) in relation to the existing operations of the MIM Group, not enter into, or materially amend, any material contract or commitment with third parties involving capital expenditure in excess of $25 million otherwise than in accordance with the existing approved capital expenditure budgets or expenditure forecasts provided to Xstrata as part of the MIM Information,

subject in each case to any matter disclosed in the MIM Disclosure Letter.

5.4 Quotation of MIM Shares

If the Scheme is approved by the Court, MIM will not seek to end the official quotation of MIM Shares on the ASX or New Zealand stock exchange without the consent of Xstrata.

5.5 Transaction Implementation

(a) As soon as practicable after the date of this Agreement, the parties shall establish a transaction implementation committee made up of the Managing Director of each of MIM and the Guarantor and such other persons as the Managing Directors may agree from time to time.

(b) The role of the Transaction Implementation Committee will be to act as a forum for consultation and planning between the parties in relation to the implementation of the Transaction.

(c) MIM will and will cause its subsidiaries to provide Xstrata or its related bodies corporate and its officers and advisers with reasonable access to such officers, documents, records and other information which Xstrata or its related bodies corporate reasonably require for the purposes of preparing for carrying on the business of the MIM Group following implementation of the Transaction, provided that such access does not place an unreasonable burden on the ability of MIM or any of its subsidiaries to operate their business.

(d) Nothing in this clause requires either party to act at the direction of the other. The business of each party and its subsidiaries will continue to operate independently of the other until the Implementation Date. The parties agree that nothing in this Agreement shall constitute the relationship of a partnership or a joint venture between the parties.

5.6 Board recommendation

(a) The MIM Public Announcement to be issued by MIM immediately after execution of this Agreement states that a majority of the MIM directors intend to recommend acceptance of the Scheme to MIM Shareholders in the Scheme Booklet, in the absence of any superior offer.

(b) MIM undertakes that:

(i) the MIM directors (or such number of them as would constitute a majority of the MIM Board) will make that formal recommendation in the Scheme Booklet (subject to the qualifications and explanations contained in the Scheme Booklet) and will not withdraw that recommendation once made; and

(ii) the MIM Board will not make any public statement which would suggest that the Transaction is no longer so recommended,

unless:

(iii) the independent expert engaged by MIM to opine on the Transaction concludes that the Transaction is not in the best interests of MIM Shareholders; or

(iv) the MIM Board has first obtained written advice from Queen's Counsel or Senior Counsel (and a copy of that advice has been provided to Xstrata) that the MIM directors are, by virtue of their fiduciary or other legal duties, unable to recommend to MIM Shareholders that the Scheme be approved or are required to withdraw such a recommendation.

5.7 Funding Arrangements

Xstrata will not, and will ensure that none of its related bodies corporate, vary or agree to vary the terms of either the Underwriting Agreement or the Xstrata Financing Agreement after the date of this Agreement except with the prior written consent of MIM, other than those terms which have no impact (either directly or indirectly) on the availability or conditionality of the funding under those agreements, the satisfaction of the conditions precedent set out in clause 3.1 or the implementation of the Scheme.

5.8 Implementation Date Sales

(a) MIM and Xstrata will each use their reasonable endeavours, and will ensure that each of their related bodies corporate use their reasonable endeavours, to procure that all such approvals as are required to give effect to the Implementation Date Sales are obtained prior to the Implementation Date.

(b) MIM agrees to, and it will ensure that its relevant related bodies corporate, execute and deliver all such documents and do and perform all such acts as may be reasonably requested by Xstrata or any of its related bodies corporate to give effect to the Implementation Date Sales and to ensure that the Implementation Date Sales are ready to complete in accordance

with their respective terms immediately after the payment of the consideration under clause 4.2 on the Implementation Date.

(c) Xstrata will be responsible for all costs incurred by MIM and its related bodies corporate in taking any actions in accordance with this clause.

6. Representations and warranties

6.1 Xstrata representations

(a) Xstrata represents and warrants to MIM (on its own behalf and separately as trustee for each of the MIM Indemnified Parties) each of the matters set out in clause 6.1(b), as at the date of this Agreement, the Second Court Date and any other date to which a representation in clause 6.1(b) is expressed to be given.

(b) Xstrata represents and warrants that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery of this Agreement by Xstrata has been properly authorised by all necessary corporate action and Xstrata has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement;

(iii) this Agreement constitutes legal, valid and binding obligations on it;

(iv) the Xstrata Information provided to MIM in accordance with clause 5.2(a) for inclusion in the Scheme Booklet will be provided in good faith; and

(v) the Underwriting Agreement and the Xstrata Financing Agreement have been entered into in the form disclosed to MIM immediately prior to entering into this Agreement and such agreements constitute legal, valid and binding obligations on the parties to those agreements.

(c) Xstrata represents and warrants to MIM (as trustee for each of the MIM directors) that following the Implementation Date it will ensure that MIM complies with its obligations under the relevant Deed of Indemnity, Insurance and Access to Documents between MIM and each MIM director.

6.2 Xstrata indemnity

Xstrata agrees with MIM (on MIM's own behalf and separately as trustee or nominee for each of the other MIM Indemnified Parties) to indemnify and keep indemnified the MIM Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the MIM Indemnified Parties may suffer or incur by reason of any breach of any of the representations and warranties in clause 6.1(b).

6.3 Guarantor representations

(a) The Guarantor represents and warrants to MIM (on its own behalf and separately as trustee for each of the MIM Indemnified Parties) each of the matters set out in clause 6.3(b) as at

the date of this Agreement, the Second Court Date and any other date to which a representation in clause 6.3(b) is expressed to be given.

(b) The Guarantor represents and warrants that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery of this Agreement by the Guarantor has been properly authorised by all necessary corporate action and the Guarantor has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement; and

(iii) this Agreement constitutes legal, valid and binding obligations on it.

6.4 Guarantor indemnity

The Guarantor agrees with MIM (on MIM's own behalf and separately as trustee or nominee for each of the other MIM Indemnified Parties) to indemnify and keep indemnified the MIM Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the MIM Indemnified Parties may suffer or incur by reason of any breach of any of the representations and warranties in clause 6.3(b).

6.5 MIM representations

(a) MIM represents and warrants to Xstrata (on its own behalf and separately as trustee for each of the Xstrata Indemnified Parties) each of the matters set out in clause 6.5(b) as at the date of this Agreement, the Second Court Date and any other date to which a representation in clause 6.5(b) is expressed to be given.

(b) Subject to matters which are fairly disclosed in the MIM Disclosure Letter, MIM represents and warrants that:

(i) it is a validly existing corporation registered under the laws of its place of incorporation;

(ii) the execution and delivery of this Agreement by MIM has been properly authorised by all necessary corporate action and MIM has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement;

(iii) this Agreement constitutes legal, valid and binding obligations on it;

(iv) its issued securities as of the date of this Agreement are 1,997,738,571 MIM Shares and it has not issued any other securities or instruments which are still outstanding and may convert into MIM securities; and

(v) the MIM Information has been disclosed in good faith on the basis set out in clause 7.

6.6 MIM's indemnity

MIM agrees with Xstrata (on Xstrata' own behalf and separately as trustee for each of the other Xstrata Indemnified Parties) to indemnify and keep indemnified the Xstrata Indemnified Parties

from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Xstrata Indemnified Parties may suffer or incur by reason of any breach of any of the representations and warranties in clause 6.5(b).

6.7 Survival of representations

Each representation and warranty in clauses 6.1, 6.3 and 6.5:

(a) is severable;

(b) will survive the termination of this Agreement; and

(c) is given with the intent that liability thereunder will not be confined to breaches which are discovered prior to the date of termination of this Agreement.

6.8 Survival of indemnities

Each indemnity in this Agreement (including those in clauses 6.2, 6.4 and 6.6) will:

(a) be severable;

(b) be a continuing obligation;

(c) constitute a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this Agreement; and

(d) survive the termination of this Agreement.

7. No reliance on MIM information

7.1 Xstrata due diligence investigations

Each of the Guarantor and Xstrata hereby acknowledges and agrees, both on its own behalf and on behalf of each of its Representatives, as follows:

(a) that prior to entry into this Agreement, it and its Representatives have undertaken and concluded their own due diligence investigations in relation to the MIM Group, including access to data rooms, site visits, management presentations, interviews and discussions and access to MIM Group external auditors and advisers; and

(b) in the course of those investigations and the negotiations and discussions between the parties prior to entry into this Agreement, MIM and its Representatives have provided to the Guarantor and its Representatives information in various forms in connection with the proposed Transaction or relating to the MIM Group's past, present or future operations, affairs, business and/or strategic plans (***MIM Information***).

7.2 No warranty

Each of the Guarantor and Xstrata confirm and agree, both on its own behalf and on behalf of each of its Representatives, that neither MIM nor any of its Representatives:

(a) makes or has made any representation or warranty:

(i) as to the accuracy or completeness of any of the MIM Information;

(ii) that any of the MIM Information has been audited, verified or prepared with reasonable care; or

(iii) that the MIM Information is the totality of the information that a person considering the Transaction would require or expect to find in order to consider or evaluate the Transaction,

except that the MIM Information has been disclosed in good faith and that, subject to as set out in the MIM Disclosure Letter, the MIM Information is able to be provided by MIM in compliance with any existing confidentiality obligations of MIM and without the consent of any other person;

(b) accepts or has accepted any responsibility to Xstrata, its Representatives or any other person for any false, inaccurate or misleading MIM Information or for any opinion formed or conclusion drawn by Xstrata, its Representatives or any other person as a result of examining the MIM Information;

(c) accepts or has accepted any responsibility to inform Xstrata of any matter arising or coming to the notice of MIM which may affect or qualify any MIM Information; and

(d) accepts or has accepted any liability for any loss of any kind (including, without limitation, any special, indirect, consequential or economic loss) arising from any inaccuracy, incompleteness or similar defect in the MIM Information or any default, negligence or lack of care in relation to the preparation or provision of the MIM Information.

7.3 No reliance

Without limiting clauses 7.1 and 7.2, each of the Guarantor and Xstrata hereby acknowledges and agrees that it has:

(a) made its own independent assessment of all MIM Information;

(b) carried out, and relied solely on, its own investigation and analysis of the MIM Information and the Transaction; and

(c) entered into this Agreement utilising the MIM Information solely at its own risk.

7.4 Section 1041H of the Corporations Act

To the extent permitted by law, the Guarantor and Xstrata agrees not to make, waives any right it may have to make and shall ensure that none of its Representatives make any claim against MIM or any of its Representatives under sections 1041H or 1041I of the Corporations Act, or any corresponding provision of any State or Territory enactment in relation to the MIM Information, this Agreement or the Transaction.

7.5 Scheme Booklet

Without limiting in any way the operations of clauses 7.2, 7.3 or 7.4, the Guarantor and Xstrata agree that Section 670D of the Corporations Act will apply in respect of any action which may be applicable by the Guarantor or any of its related bodies corporate against MIM or any existing or former director, employee or agent of MIM under section 1041I of the Corporations Act, section 12GF of the Australian Securities and Investments Commission Act or the equivalent provisions of any of the State Fair Trading Acts (collectively, the ***Liability Provisions***) in relation to any statement

in or omission from the Scheme Booklet as if all of the subsections of section 670D excluded liability under the Liability Provisions for contravention of section 1041H of the Corporations Act, section 12DA of the Australian Securities and Investments Commission Act or the equivalent provisions of the State Fair Trading Acts (as the case may be), in the circumstances specified in those subsections of section 670D.

7.6 Benefit of MIM Indemnified Parties

The acknowledgements, confirmations and agreements given and made by Xstrata in this clause 7 are given to MIM on its own behalf and separately as trustee for each of the MIM Indemnified Parties.

8. Public announcements

8.1 Announcement of Transaction

Immediately after the execution of this Agreement, MIM will issue the MIM Public Announcement and the Guarantor will issue the Xstrata Public Announcement.

8.2 Public announcements

Each party will, subject to law and applicable Listing Rules, use its reasonable endeavours to consult and agree the form of any other public announcement by it or any of its related bodies corporate in connection with the Transaction.

9. Termination

9.1 Termination

Without limiting any other provision of this Agreement, this Agreement may be terminated at any time prior to the commencement of the hearing of the application to the Court to approve the Scheme on the Second Court Date:

(a) by MIM, if Xstrata or the Guarantor is in material breach of any clause of this Agreement (including a representation or warranty in clause 6), taken in the context of the Transaction as a whole, before the Second Court Date provided that MIM has given notice to Xstrata setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist for 5 Business Days (or any shorter period ending prior to the commencement of the hearing of the application to the Court to approve the Scheme on the Second Court Date) from the time such notice is given;

(b) by Xstrata, if MIM is in material breach of any clause of this Agreement (including any breach of clauses 5.3, 11 or a representation or warranty in clause 6), taken in the context of the Transaction as a whole, before the Second Court Date provided that Xstrata has given notice to MIM setting out the relevant circumstances and stating an intention to terminate and the relevant circumstances have continued to exist for 5 Business Days (or any shorter period ending prior to the commencement of the hearing of the application to the Court to approve the Scheme on the Second Court Date) from the time such notice is given;

(c) by Xstrata or, having first complied with clause 5.6, MIM, if the MIM directors (or such number as would constitute a majority of the MIM Board) withdraw their recommendation of the Transaction;

(d) by either MIM or Xstrata, in accordance with clause 3.3(b);

(e) by either MIM or Xstrata, if a Court or other Governmental Agency has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Transaction;

(f) by either MIM or Xstrata if the Court refuses to make any order convening the Scheme Meeting or any order approving the Scheme and that party obtains an opinion from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

(g) by Xstrata, if a person (other than Xstrata and its associates) has together with its associates the power to exercise, or to control the exercise of, a right to vote attached to at least 25% of the MIM shares; or

(h) by either MIM or Xstrata, if the End Date has passed.

9.2 Method of termination

Where MIM or Xstrata has the right to terminate this Agreement under clause 9.1, that right for all purposes will be validly exercised if that party gives a notice in writing to the other parties stating to the other parties that it terminates this Agreement.

9.3 Automatic termination

Without limiting any other provision of this Agreement, this Agreement will terminate automatically, without the action of any party, in the event that the resolution put to the Scheme Meeting to approve the Scheme is not approved by the requisite majority of MIM Shareholders under the Corporations Act.

9.4 Effect of termination

In the event of termination of this Agreement by either MIM or Xstrata pursuant to clause 9.1, or if this Agreement terminates automatically pursuant to clause 9.3, this Agreement will become void and have no effect, other than in respect of any liability for an antecedent breach of this Agreement and provided that this clause and clauses 6, 7, 12 to 16, 17.2, 17.3 and 17.4 survive termination.

10. Notices

MIM and Xstrata will promptly advise each other in writing of:

(a) a representation or warranty provided in this Agreement by either party becoming false; or

(b) a breach of this Agreement by it.

11. Exclusivity

11.1 No solicitation

Subject to clause 11.4, during the No-Shop Period, MIM must ensure that it and its employees, officers and advisers (and, to the extent it is able to control them, its associates), do not, except with the prior written consent of Xstrata, directly or indirectly solicit, encourage (including by way of providing information concerning MIM to any person), initiate or participate in any negotiations or discussions, or communicate any intention to do any of these things, with respect to any expression of interest, offer or proposal by any person other than Xstrata to:

(a) (whether directly or indirectly) acquire or become the holder of (whether by share purchase, scheme of arrangement, capital reconstruction, purchase of assets, tender offer or otherwise), or otherwise have an economic interest in:

(i) all or a substantial part of the Business; or

(ii) a substantial part of MIM's share capital (it being acknowledged that 10% or more of MIM Shares would constitute a substantial part of its share capital);

(b) acquire control (as determined in accordance with section 50AA of the Corporations Act) of MIM; or

(c) otherwise acquire or merge with MIM (whether by way of joint venture, dual listed company structure or otherwise),

provided that nothing in the foregoing prevents MIM continuing to make normal presentations to, and to respond to enquires from, brokers, portfolio investors and analysts in the ordinary course.

11.2 No due diligence

Subject to clause 11.4, but without limiting the generality of clause 11.1, during the No-Shop Period, MIM must not without Xstrata's prior written consent (of which seven days notice of any request for such written consent must be given):

(a) solicit, initiate or permit any party other than Xstrata to undertake due diligence investigations on MIM or the Business where to do so would involve a breach of clause 11.1; or

(b) make available to any other person or permit any other person to receive any non-public information relating to MIM or the Business where to do so would involve a breach of clause 11.1,

provided that nothing in the foregoing prevents MIM providing information to ASX, rating agencies, any Government Agency or MIM's auditors, advisers, customers, joint venturers, suppliers and bankers acting in that capacity, in the ordinary course.

11.3 Warranty and representation

MIM represents and warrants to Xstrata that, as at the date of this Agreement, as at the date of the Scheme Meeting and as at 8.00 am on the Second Court Date, no agreement, arrangement or understanding exists under which MIM has agreed to recommend or accept any expression of interest, offer or proposal of the kind referred to in clause 11.1.

11.4 Breach of fiduciary duties

Clauses 11.1 and 11.2 do not impose obligations on MIM to the extent that the MIM Board has obtained written advice from Queen's Counsel or Senior Counsel that compliance with clauses 11.1 or 11.2 would involve a breach of their fiduciary or other legal duties or would be unlawful on any other basis. If this clause 11.4 applies in respect of any expression of interest, offer or proposal and MIM enters into an agreement to recommend or accept that expression of interest, offer or proposal, MIM shall, within 2 Business Days after doing so, provide to Xstrata a copy of the written advice referred to above.

12. Reimbursement of Xstrata Costs

12.1 Acknowledgment

MIM acknowledges that the Xstrata Group has incurred and will continue to incur significant costs in relation to the Transaction. For the purposes of this clause 12, these costs incurred by the Xstrata Group (***Xstrata Costs***) mean the costs set out in Annexure 6 and no others.

12.2 Reimbursement

(a) Subject to clause 12.3, MIM agrees to reimburse Xstrata for the Xstrata Costs (or, if the Xstrata Costs exceed $51.7 million, $51.7 million of the Xstrata Costs) if at any time after the execution of this Agreement and before the first of the date on which the Scheme becomes Effective and the End Date (***Termination Date***) any of the following occur:

(i) a takeover bid, scheme or other proposal under which a person other than Xstrata and its associates would acquire control of MIM for a consideration superior (having regard to price, timing and conditionality) to that offered by Xstrata under the Scheme (***Competing Bid***) is announced or open for acceptance and, whether before or after the Termination Date:

(A) pursuant to that Competing Bid, the bidder acquires a relevant interest in more than 50% of all MIM Shares; and

(B) the Competing Bid is free or becomes free from any defeating conditions; or

(ii) the MIM directors (or such number of them as would constitute a majority of the MIM Board) fail to make, or withdraw, a recommendation to MIM Shareholders in favour of the Scheme and the approval of MIM Shareholders is not obtained at the Scheme Meeting, other than where such failure or withdrawal is due to the fact that a Competing Bid has been announced or is open for acceptance or the MIM Board is otherwise permitted by clause 5.6(b) to fail to make or withdraw its recommendation; or

(iii) Xstrata terminates this Agreement because a MIM Prescribed Occurrence, a MIM Regulated Event, a MIM Control Event or a breach of clause 5.3 (***Clause 5.3 Breach***) occurs at any time prior to 8.00 am on the Second Court Date, provided that:

(A) the prevention of such MIM Prescribed Occurrence, MIM Regulated Event, MIM Control Event or Clause 5.3 Breach was within the control of MIM; and

(B) such MIM Prescribed Occurrence, MIM Regulated Event, MIM Control Event or Clause 5.3 Breach must be one which, had it occurred prior to the date of this Agreement, might reasonably be expected to have resulted in Xstrata not entering into this Agreement; and

(C) in the case of a MIM Prescribed Occurrence, MIM Regulated Event or Clause 5.3 Breach, MIM has failed to rectify the MIM Prescribed Occurrence, MIM Regulated Event or Clause 5.3 Breach within 5 Business Days after receipt of notice from Xstrata requiring it to do so; or

(iv) Xstrata terminates this Agreement pursuant to clause 9.1(b) because MIM is in material breach of this Agreement (other than a Clause 5.3 Breach or a breach relating to a MIM Prescribed Occurrence, MIM Regulated Event or MIM Control Event referred to in paragraph (iii) above), provided that the prevention of that breach was within the control of MIM,

provided that, for the avoidance of doubt, MIM does not have to pay any amount under this clause if this Agreement has, prior to an event in clause 12.2(a)(i), (ii), (iii) or (iv) occurring, already been terminated.

(b) The reimbursement of Xstrata Costs by MIM to Xstrata provided for in this clause 12.2 must be made within two Business Days of receipt by MIM of a written demand for payment from Xstrata, provided that such demand sets out in reasonable detail the nature of the costs and is supported by reasonable evidence of those costs having been incurred by Xstrata. The demand may only be made after the occurrence of an event referred to in clause 12.2(a). The obligation to reimburse under this clause 12.2 cannot be triggered more than once.

(c) For the purposes of paragraph (a) above, qualifications and explanations contained in the Scheme Booklet in relation to a recommendation to accept the Scheme shall not be regarded as a failure to make or a withdrawal of a recommendation in favour of the Scheme.

12.3 Compliance with law

The reimbursement of Xstrata Costs by MIM under this clause 12 is not required, or is refundable, to the extent that:

(a) the MIM Board has obtained written advice from Queen's Counsel or Senior Counsel (and a copy of that advice has been provided to Xstrata) that such reimbursement:

(i) involves, involved or would involve a breach of their fiduciary or other legal duties; or

(ii) would be unlawful or unenforceable on any other basis; or

(b) the Takeovers Panel makes an order against such reimbursement.

12.4 No other liability

MIM shall have no liability whatsoever for any breach of this Agreement which arises out of or which relates to an event or occurrence referred to in clause 12.2(a)(i) or 12.2(a)(ii) or for any breach referred to in clause 12.2(a)(iii) or 12.2(a)(iv), other than for its liability to reimburse Xstrata for costs under clause 12.2 (where that clause applies).

13. Acknowledgement

MIM acknowledges that it has received legal advice on this Agreement and the operation of clauses 11 and 12.

14. Reimbursement of MIM Costs

14.1 Acknowledgment

Xstrata acknowledges that the MIM Group has incurred and will continue to incur significant costs in relation to the Transaction (including, without limitation, costs incurred prior to the date of this Agreement in considering and assessing all facts, circumstances and issues relating to the proposed Transaction and the decision to enter into the Transaction). For the purposes of this clause 14, these costs incurred by the MIM Group (***MIM Costs***) mean the costs set out in Annexure 7 and no others.

14.2 Reimbursement

(a) Subject to clause 14.3, Xstrata agrees to reimburse MIM for the MIM Costs (or, if the MIM Costs exceed $26 million, $26 million of the MIM Costs) if at any time after the execution of this Agreement and before the first of the date on which the Scheme becomes Effective and the End Date MIM terminates this Agreement pursuant to clause 9.1(a) because Xstrata is in material breach of this Agreement, provided that the prevention of that breach was within the control of Xstrata.

(b) The reimbursement of MIM Costs by Xstrata to MIM provided for in this clause 14.2 must be made within two Business Days of receipt by Xstrata of a written demand for payment from MIM, provided that such demand sets out in reasonable detail the nature of the costs and is supported by reasonable evidence of those costs having been incurred by MIM. The demand may only be made after the termination referred to in clause 14.2(a). The obligation to reimburse under this clause 12.2 cannot be triggered more than once.

14.3 Compliance with law

The reimbursement of MIM Costs by Xstrata under this clause 14 is not required, or is refundable, to the extent that:

(a) the Xstrata Board has obtained written advice from Queen's Counsel or Senior Counsel (and a copy of that advice has been provided to MIM) that such reimbursement:

  (i) involves, involved or would involve a breach of their fiduciary or other legal duties; or

  (ii) would be unlawful or unenforceable on any other basis; or

(b) the Takeovers Panel makes an order against such reimbursement.

14.4 No other liability

Xstrata shall have no liability whatsoever for any breach of this Agreement referred to in clause 14.2(a), other than for its liability to reimburse MIM for costs under clause 14.2 (where that clause applies).

15. Acknowledgement

Xstrata acknowledges that it has received legal advice on this Agreement and the operation of clause 14.

16. Guarantee

16.1 Guarantee and indemnity

The Guarantor hereby:

(a) unconditionally and irrevocably guarantees to MIM (in its own right and as trustee on behalf of the Scheme Participants and the MIM Indemnified Parties) on demand the due and punctual performance by Xstrata of its obligations under this Agreement, the Scheme and the Deed Poll; and

(b) separately indemnifies MIM (in its own right and as trustee on behalf of the Scheme Participants and the MIM Indemnified Parties) against all liabilities which may be incurred or sustained by MIM, the Scheme Participants and/or the MIM Indemnified Parties in connection with any default or delay by Xstrata in the due and punctual performance of any of its obligations under this Agreement, the Scheme or the Deed Poll.

16.2 Acknowledgment and waiver

(a) The Guarantor acknowledges the receipt of valuable consideration from MIM for the Guarantor incurring obligations and giving rights under this guarantee and indemnity.

(b) The Guarantor waives any rights that it may have of first requiring MIM (or any other person for whose benefit this guarantee is given) to commence proceedings, or enforce any other right, against Xstrata or any other person before claiming under this guarantee.

16.3 Liability unaffected by other events

The obligations of the Guarantor under this clause 16 are not affected by any act, omission or thing which, but for this provision, might in any way operate to release or otherwise exonerate or discharge the Guarantor from any of its obligations, including, without limitation, the grant to Xstrata or any other person of any time, waiver or other indulgence, or the discharge or release of Xstrata or any other person from any obligation.

16.4 Continuing guarantee

Without limiting any other provision of this Agreement, this clause 16:

(a) extends to cover each of this Agreement, the Scheme and the Deed Poll as amended, varied or replaced, whether with or without the consent of the Guarantor;

(b) extends to cover the obligations of Xstrata to pay the Scheme consideration; and

(c) is a continuing guarantee and indemnity and, despite the Scheme coming into effect, remains in full force and effect for so long as Xstrata has any obligations under this Agreement, the Scheme or the Deed Poll and until all of those obligations have been fully discharged.

17. General

17.1 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this Agreement.

17.2 Notices

Any communication under or in connection with this Agreement:

(a) must be in writing;

(b) must be addressed as shown below:

MIM

Address:	Level 3, West Tower 410 Ann Street, Brisbane, Queensland
Fax:	+61 (7) 3832 3553
For the attention of:	Secretary and General Counsel

Xstrata

Address:	Level 34, Gateway 1 Macquarie Place Sydney NSW 2000
Fax no:	+61 2 9241 6898
For the attention of:	Chief Financial Officer
with a copy to:	
Address:	Bahnhofstrasse 2 P.O. Box 102 CH – 6301 Zug, Switzerland
Fax no:	+41 41 726 6089
For the attention of:	Group Legal Counsel

The Guarantor

Address: Bahnhofstrasse 2
P.O. Box 102
CH – 6301
Zug, Switzerland

Fax no: +41 41 726 6089

For the attention of: Group Legal Counsel

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or by a person duly authorised by that party;

(d) must be delivered or sent by fax to the number, of the addressee, in accordance with clause (b); and

(e) will be deemed to be received by the addressee:

(i) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(ii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 17.2(b), unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

17.3 Stamp duties

Xstrata must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement, the Scheme or the steps to be taken under this Agreement or the Scheme.

17.4 Expenses

Except as otherwise provided in this Agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this Agreement and the proposed, attempted or actual implementation of this Agreement and the Scheme.

17.5 Amendments

This Agreement may only be varied by a document signed by or on behalf of each of the parties.

17.6 Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party.

17.7 Governing law

(a) This Agreement is governed by and will be construed according to the laws of Queensland.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Queensland and of the courts competent to determine appeals from those courts.

17.8 Business Day

Except where otherwise expressly provided, where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day.

17.9 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

(b) Any waiver or consent given by any party under this Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Agreement.

17.10 Consents

Any consent referred to in, or required under, this Agreement from any party may not be unreasonably withheld, unless this Agreement expressly provides for that consent to be given in that party's absolute discretion.

17.11 Counterparts

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterpart.

17.12 Entire agreement

(a) To the extent permitted by law, in relation to the subject matter of this Agreement, this Agreement:

  (i) embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

  (ii) supersedes any prior agreement (whether or not in writing) between the parties.

(b) Despite clause 17.12(a), the Confidentiality Deed (other than clause 6) continues to apply to the parties in accordance with its terms.

17.13 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Agreement, except for representations or inducements expressly set out in this Agreement.

(b) Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Agreement.

17.14 No Merger

The rights and obligations of the parties will not merge on completion of any transaction under this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

Signed as an Agreement

Each attorney executing this Agreement states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed for **M.I.M. Holdings Limited** by its attorney under power of attorney dated 7 April 2003 in the presence of:

(Signature)	(Signature)
Witness Signature	Attorney Signature
Neal Macrossan O'Connor	Marian Frances Gibney
Print Name	Print Name

Executed by **Xstrata plc**:

(Signature)

Authorised Signatory

Benny Steven Levene

Print Name

Signed for **Xstrata Holdings Pty Limited** by its attorney under power of attorney dated 7 April 2003 in the presence of:

(Signature)	(Signature)
Witness Signature	Attorney Signature
Nicholas Pappas	Richard J. Marshall
Print Name	Print Name

Annexure 1

Scheme of Arrangement

See Section 9 of the Information Memorandum.

Annexure 2

Deed Poll

See Section 8 of the Information Memorandum.

Annexure 3

MIM Public Announcement

[Not included]

Annexure 4

Xstrata Public Announcement

[Not included]

Annexure 5

MIM Financing Agreements

(a) US$600,000,000 credit facility dated 14 June 1996 between MIM, Australia and New Zealand Banking Group Limited as agent and others.

(b) National Australia Bank (NAB) facilities referred to in the letter from NAB dated 5 March 2002 and the letter from MIM dated 15 April 2002.

(c) Agreements related to the forward silver sale transaction dated 11 December 1999 between, variously, MIM, North Queensland Silver Pty Limited and PT Limited.

(d) All ISDA Agreements to which MIM is the counterparty.

(e) US$350,000,000 credit facility dated 13 September 2002 between MIM, NAB as agent and others.

Annexure 6

Xstrata Costs

For the purposes of clause 12, Xstrata Costs mean the following costs and no others:

(a) underwriting fees and other similar fees and expenses paid to underwriters and brokers under the Underwriting Agreement in connection with the offering of Stock in the Guarantor to raise funds to pay the consideration under the Scheme;

(b) commitment fees and other similar fees and expenses in connection with the organisation of financing in connection with the payment of the Scheme consideration;

(c) legal expenses in connection with the Transaction including, but not limited to the preparation of this Agreement, the Scheme Booklet, the Circular, any underwriting and financing arrangements;

(d) payments to investment banks for advisory services;

(e) costs incurred for the preparation of the Circular and the Competent Persons Report (as that term is defined in the Underwriting Agreement);

(f) printing and mailing costs for documentation for the Guarantor's shareholders meeting to approve the Xstrata Resolutions;

(g) consultant's costs incurred by Xstrata, Xstrata Schweiz and/or the Guarantor in undertaking its due diligence; and

(h) international travel and accommodation costs incurred by Xstrata, Xstrata Schweiz and/or the Guarantor or their respective advisers or consultants in relation to the Transaction.

Annexure 7

MIM Costs

For the purposes of clause 14, MIM Costs mean the following costs incurred by the MIM Group in relation to the Transaction (including, without limitation, costs incurred prior to the date of this Agreement in the course of considering and assessing all facts, circumstances and issues relating to the proposed Transaction and the decision to enter into the Transaction):

(a) payments to investment banks for advisory services;

(b) legal expenses including, but not limited to, any costs in relation to the preparation of this Agreement and the Scheme Booklet, the applications to ASIC and the Court and the convening and holding of the Scheme Meeting;

(c) payments to consultants, including to Grant Samuel in respect of its independent expert's report and to AMC in respect of its independent technical review report;

(d) printing and mailing costs;

(e) travel and accommodation costs.

Annexure 8

Xstrata Resolutions

1. THAT, subject to and conditional upon admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities and admission to SWX of the nil paid rights to be issued by the Company in connection with the proposed rights issue, as referred to and defined in the circular from the Company to its shareholders incorporating a prospectus dated 7 April 2003 (the "Prospectus"), becoming effective ("Admission"), the authorised share capital of the Company be and is hereby increased from US$175,000,000 to US$437,500,000 by the creation of an additional 525,000,000 Ordinary Shares of US$0.50 each in the capital of the Company having the rights and privileges and being subject to the restrictions contained in the Articles of Association of the Company and ranking *pari passu* in all respects with the existing Ordinary Shares of US$0.50 each.

2. THAT, subject to and conditional upon Admission and in place of all existing powers if Admission occurs, the authority conferred on the Directors by Article 14 of the Company's Articles of Association to allot relevant securities, be renewed for a period expiring five years after the date on which this resolution is passed and for that period the section 80 amount shall be (i) US$189,450,750 (equivalent to 378,901,500 ordinary shares of US$0.50 each) in connection with the Rights Issue (as defined in the Prospectus) and (ii) otherwise than in connection with the Rights Issue, US$104,197,912.50 (equivalent to 208,395,825 ordinary shares of US$0.50 each).

3. THAT, subject to Resolutions 1 and 2 being passed, the Acquisition (as defined in the Prospectus) on the terms and subject to the conditions of the Implementation Agreement (as defined in the Prospectus), a copy of which is produced to the meeting and for identification purposes signed by the Chairman of the meeting, be and is hereby approved and that the Directors of the Company (or any duly constituted committee of them) be and are hereby authorised to take all such steps as they consider necessary, expedient or desirable to effect the Acquisition or otherwise in connection with the Acquisition and any matter incidental to the Acquisition and to waive, amend, vary, revise or extend (to such extent as shall not constitute a material amendment in the context of the Acquisition as a whole) any of such terms and conditions as they may consider to be appropriate.

Section 8



Deed Poll

Date

1 May 2003

Parties

1. **Xstrata Holdings Pty Limited** (ACN 104 160 689) of Level 34, Gateway, 1 Macquarie Place, Sydney NSW 2000 (***Xstrata***) in favour of:

Each holder of ordinary shares from time to time in M.I.M. Holdings Limited (***MIM***) (ACN 009 814 019) (***MIM Shareholders***).

Recitals

A The directors of MIM consider that it is in the interests of MIM that MIM Shareholders should consider approving the Scheme.

B Accordingly, the directors of MIM have resolved that MIM should propose the Scheme.

C The effect of the Scheme will be that all shares in MIM will be transferred to Xstrata such that Xstrata will hold all of the issued shares in MIM.

D On 7 April 2003 MIM, Xstrata and Xstrata plc entered into an Implementation Agreement (*Agreement*).

E In the Agreement, Xstrata agreed to take all necessary steps to assist MIM to implement the Scheme including without limitation but subject to the satisfaction of the Conditions Precedent, paying the Scheme consideration.

F Xstrata is entering into this Deed Poll for the purpose of covenanting in favour of the MIM Shareholders to perform certain of its obligations under the Agreement.

OPERATIVE PROVISIONS

Definitions and Interpretations

1.1 Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a) Words and phrases have the same meaning (if any) given to such in the Agreement or if not defined in the Agreement but defined in the Information

Memorandum of MIM dated on or about 1 May 2003 then as in the Information Memorandum;

(b) The singular includes the plural and vice versa;

(c) Each gender includes every other gender;

(d) References to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(e) Words and phrases not defined in the Agreement or the Information Memorandum of MIM have the same meaning (if any) given to them in the Corporations Act 2001;

(f) References to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(g) References to agreements are to agreements as amended from time to time;

(h) A reference to a clause, party is a reference to a clause of, and a party to, this Deed;

(i) Headings and sub-headings to this Deed do not affect the interpretation of this Deed;

(j) References to a currency are to Australian currency.

1.2 Nature of Deed Poll

Xstrata acknowledges that this Deed Poll may be relied on and enforced by any MIM Shareholder in accordance with its terms even though the MIM Shareholders are not party to it.

2. Conditions precedent and Termination

(a) Xstrata's obligations under clause 3 are subject to the Scheme becoming Effective.

(b) If the Scheme does not become Effective on or before the End Date, the obligations of Xstrata under this Deed Poll will terminate when the Agreement terminates unless Xstrata and MIM otherwise agree in writing.

(c) If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(i) Xstrata is released from its obligations to further perform this Deed except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(ii) MIM Shareholders retain the rights they have against Xstrata in respect of any breach which occurred before this Deed Poll is terminated.

3. Payment of Scheme Consideration

(a) Subject to clause 2, on the Implementation Date, in consideration of the transfer of each MIM Share to Xstrata, Xstrata shall pay to each Scheme Participant the

Scheme consideration, being $1.72 in respect of each MIM Share registered in the name of that Scheme Participant at the Record Date.

(b) The obligations of Xstrata to pay the Scheme consideration to each Scheme Participant shall be satisfied by Xstrata sending or procuring the dispatch to each Scheme Participant by pre-paid post to his or her address recorded in the register of members of MIM at the Record Date, a pre-printed cheque for the Scheme consideration due to that Scheme Participant as determined in accordance with the Scheme. In the case of joint holders of MIM Shares, the cheque shall be payable to and be forwarded to the holder whose name appears first in the register of members of MIM on the Record Date.

4. Warranties

Xstrata represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of incorporation;

(b) it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c) it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d) this Deed Poll is valid and binding upon it.

5. Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until Xstrata has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under clause 2.

6. Stamp duty

Xstrata must pay all stamp duty (if any) imposed on this Deed Poll and on any instrument or other document executed to give effect to this Deed Poll.

7. Notices

(a) A notice, consent, request or any other communication to Xstrata under this Deed Poll must be in writing and must be left at the address of Xstrata, or sent by prepaid post (airmail if posted to or from a place outside Australia) to the address of Xstrata or sent by facsimile to the facsimile number of Xstrata specified below or any other address or facsimile number the addressee requests in writing.

Xstrata Holdings Pty Limited

Attention: Chief Financial Officer

Address:	Level 34, Gateway 1 Macquarie Place Sydney NSW 2000
Fax no:	+61 2 9241 6898
with a copy to:	
Address:	Bahnhofstrasse 2 P.O. Box 102 CH-6301 Zug, Switzerland
Fax no:	+41 41 726 6089
For the attention of:	Group Legal Counsel

(b) A notice, consent, request or any other communication under or in connection with this Deed Poll is taken to be received:

(i) if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9.00 am on the next Business Day;

(ii) if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(iii) if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

8. General

8.1 Cumulative rights

The rights, powers and remedies of Xstrata and the MIM Shareholders under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

8.2 Waiver and variation

(a) A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b) A provision of this Deed Poll may not be varied unless the variation is agreed to by MIM in which event Xstrata will enter into a further Deed Poll in favour of the MIM Shareholders giving effect to such amendment.

9. Governing law and jurisdiction

(a) This Deed Poll is governed by the laws of Queensland.

(b) Xstrata irrevocably submits to the non-exclusive jurisdiction of the Courts of Queensland.

10. Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

Executed as a Deed Poll

Each attorney executing this Deed states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed Sealed and Delivered for **Xstrata Holdings Pty Limited** by its attorney under power of attorney dated 7 April 2003 in the presence of:

(Signature)	(Signature)
Witness Signature	Attorney Signature
Stephen Minns	Richard J. Marshall
Print Name	Print Name

Section 9



Scheme of Arrangement

Pursuant to Section 411 of the Corporations Act

BETWEEN: **M.I.M. HOLDINGS LIMITED** (ACN 009 814 019) (***MIM***)

AND: ***THE HOLDERS OF FULLY PAID ORDINARY SHARES IN M.I.M. HOLDINGS LIMITED***

Definitions and Interpretation

1.1 Definitions

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Business Day means a weekday on which the trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Supreme Court of Queensland.

Deed Poll means the Deed Poll dated 1 May 2003 executed by Xstrata in favour of MIM Shareholders.

MIM Shareholder means each person who is registered in the Register as the holder of MIM Shares.

MIM Shares means fully paid ordinary shares of MIM.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Guarantor means Xstrata plc of Bahnhofstrasse 2, PO Box 102, CH 6301, Zug, Switzerland.

Implementation Agreement means the Implementation Agreement dated 7 April 2003 between MIM, Xstrata and the Guarantor relating to the implementation of the Transaction.

Implementation Date means the Business Day immediately following the Transaction Record Date.

Marketable Parcel has the meaning given to that term in the ASX Business Rules.

Register means the MIM register of members.

Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to Section 411(6) of the Corporations Act.

Scheme Consideration means for each MIM Share held at the Transaction Record Date, $1.72 cash.

Scheme Meeting means the meeting of MIM Shareholders ordered by the Court to be convened pursuant to Section 411(1) of the Corporations Act.

Scheme Participants means MIM Shareholders as at the Transaction Record Date.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Share Registry means person(s) operating the Register.

Transaction means the acquisition by Xstrata of all of the MIM Shares held by Scheme Participants by means of the Scheme.

Transaction Record Date means 5.00 pm (Brisbane time) on the fifth Business Day following the Effective Date, or such earlier date as may be agreed by the parties in writing.

Xstrata means Xstrata Holdings Pty Limited (ACN 104 160 689) of Level 34, Gateway, 1 Macquarie Place, Sydney NSW 2000.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a) The ***singular*** includes the plural and conversely.

(b) A ***gender*** includes all genders.

(c) Where a ***word*** or ***phrase*** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a ***person*** includes a body corporate, an unincorporated body or other entity and conversely.

(e) A reference to a ***clause*** or ***schedule*** is to a clause of or schedule to this Scheme.

(f) A reference to any ***agreement*** or ***document*** is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g) A reference to any ***legislation*** or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h) Mentioning anything after ***include***, ***includes*** or ***including*** does not limit what else might be included.

(i) A reference to ***dollars or $*** is to Australian currency.

(j) A reference to a particular time of day shall be a reference to that time in Brisbane.

(k) A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3 Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act matter or thing shall be done on the immediately succeeding Business Day.

2. Preliminary

(a) MIM is a public company registered in Queensland and is a company limited by shares.

(b) As at 7 April 2003, 1,997,738,571 MIM Shares were on issue.

(c) Xstrata is a proprietary company registered in Victoria and is a company limited by shares.

(d) If the Scheme becomes Effective then:

(i) all the MIM Shares will be transferred to Xstrata, and Xstrata will pay the Scheme Consideration to Scheme Participants in accordance with the provisions of the Scheme; and

(ii) MIM shall enter the name of Xstrata in the Register in respect of all the MIM Shares.

(e) Xstrata has entered into a Deed Poll in favour of MIM Shareholders pursuant to which it has covenanted to pay the Scheme Consideration in accordance with the terms of the Deed Poll.

3. Conditions Precedent to and Effectiveness of the Scheme

3.1 Conditions Precedent

The Scheme is conditional upon all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement prior to 8.00 am on the date of the Second Court Hearing.

3.2 Satisfaction of Conditions

(a) The fulfilment of clause 3.1 is a condition precedent to the operation of the provisions of clause 4 of the Scheme.

(b) MIM and Xstrata shall provide to the Court at the Second Court Hearing a certificate confirming whether or not all the conditions precedent in the Implementation Agreement and this Scheme have been satisfied or waived.

(c) The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 15 July 2003 or such later date as MIM and Xstrata may agree in writing.

4. The Scheme

(a) On or before the first Business Day following approval of the Scheme by the Court in accordance with Section 411(4)(b) of the Corporations Act, MIM will lodge with ASIC an office copy of the Court order under Section 411 of the Corporations Act approving the Scheme. The Court order is taken to have effect on and from the time and date specified in that order.

(b) On the Implementation Date:

(i) all of the MIM Shares will be transferred to Xstrata without the need for any further act by any Scheme Participant;

(ii) MIM will deliver to Xstrata a duly completed and executed share transfer form or forms to transfer all of the MIM Shares to Xstrata;

(iii) the MIM Shares together with all rights and entitlements attaching to the MIM Shares as at that date will be transferred to Xstrata; and

(iv) in consideration for the transfer of the MIM Shares to Xstrata, Xstrata will pay the Scheme Consideration to the Scheme Participants for each MIM Share registered in the name of that Scheme Participant in accordance with the provisions of the Scheme.

(c) Xstrata will execute the share transfer form(s) referred to in clause 4(b) and will deliver the share transfer forms to MIM for registration.

(d) Immediately following receipt of transfer form(s) in respect of the MIM Shares, MIM shall enter the name of Xstrata in the Register in respect of the MIM Shares.

5. Dealings in MIM Shares

(a) For the purpose of establishing who are Scheme Participants, dealings in MIM Shares will only be recognised if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant MIM Shares by the Transaction Record Date; and

(ii) in all other cases, if registrable transmission applications or transfers in respect of those dealings are received on or before the Transaction Record Date at the place where the Register is kept.

(b) MIM must register registrable transmission applications or transfers in respect of those dealings which are received on or before the Transaction Record Date at the place where the Register is kept provided that nothing in this clause 5(b) requires MIM to register a transfer that would result in a MIM Shareholder holding a parcel of MIM Shares that is less than a Marketable Parcel.

(c) MIM will not accept for registration or recognise for any purpose any transmission application or transfer in respect of MIM Shares received after the Transaction Record Date.

(d) For the purpose of determining entitlements to the Scheme Consideration, MIM will, until the Scheme Consideration has been paid, maintain the Register in accordance with the foregoing provisions of this clause 5 and the Register in this form will solely determine entitlements to the Scheme Consideration.

(e) MIM must procure that on the Transaction Record Date, details of the names, registered addresses and holdings of MIM Shares of every Scheme Participant as shown in the Register at the Transaction Record Date are available to Xstrata in such form as Xstrata may reasonably require.

(f) As from the Transaction Record Date (and other than for Xstrata following the Implementation Date), all share certificates and holding statements for the MIM Shares will cease to have effect as documents of title, and each entry on the Register at that date will cease to have any effect other than as evidence of entitlement to the Scheme Consideration.

6. Quotation of MIM Shares

If the Scheme becomes Effective, MIM will not seek to end the official quotation of MIM Shares on the ASX or New Zealand stock exchange without the consent of Xstrata.

7. General Scheme Provisions

(a) Should the Court propose to approve the Scheme subject to any alterations or conditions, MIM may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Xstrata has consented.

(b) Where a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to MIM, it shall not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at MIM's registered office or at its Share Registry.

(c) The Scheme Participants agree to the transfer of their MIM Shares to Xstrata in accordance with the terms of the Scheme.

(d) The Scheme Participants are deemed to have warranted to Xstrata that all their MIM Shares (including any rights attaching to those shares) which are transferred to Xstrata under the Scheme will, at the date of the transfer of them to Xstrata, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to sell and to transfer their MIM Shares together with any rights attaching to such shares.

(e) The MIM Shares transferred to Xstrata under the Scheme shall be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(f) Xstrata shall be beneficially entitled to the MIM Shares transferred to it under the Scheme pending registration by MIM of Xstrata in the MIM Register as the holder of the MIM Shares.

(g) The Scheme Participants consent to MIM doing all things necessary or incidental to the implementation of the Scheme.

(h) MIM will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Scheme.

(i) Each Scheme Participant, without the need for any further act, irrevocably appoints MIM and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its MIM Shares for the purposes of Section 1091 of the Corporations Act which may be a master transfer of all the MIM Shares.

(j) The proper law of the Scheme is the law of the State of Queensland.

Section 10



ACCC means the Australian Competition and Consumer Commission.

AMC means Australian Mining Consultants Pty Ltd, technical specialists appointed by the Independent Expert.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691) or Australian Stock Exchange, as the case requires.

ASX Business Rules means the Business Rules of the ASX.

Business Day means a week day on which trading banks are open for business in Brisbane.

CHESS means the clearing house electronic sub-register system of share transfers operated by the ASX Settlement and Transfer Corporation Limited.

Company means MIM.

Conditions Precedent means the conditions precedent specified in clause 3.1 of the Implementation Agreement, included as Section 7 of this Information Memorandum.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of Queensland.

Deed Poll means the Deed Poll dated 1 May 2003 executed by Xstrata in favour of MIM Shareholders covenanting to pay the Scheme Consideration.

Deutsche Bank means Deutsche Bank AG London.

Director means a director of MIM.

$, dollar and cent means Australian currency, unless the context otherwise requires.

Effective Date means the date on which an office copy of a Court order under section 411 of the Corporations Act approving the Scheme is lodged with ASIC.

End Date means 15 July 2003 or as otherwise agreed between MIM and Xstrata.

Explanatory Statement means the explanatory statement of MIM issued pursuant to section 412 of the Corporations Act which is included as Section 4 of this Information Memorandum and which has been registered by ASIC.

Grant Samuel Report means the report of Grant Samuel & Associates Pty Limited included in Section 6 of this Information Memorandum.

Implementation Agreement means the Implementation Agreement dated 7 April 2003 between MIM, Xstrata and Xstrata plc relating to the implementation of the Scheme.

Implementation Date means the Business Day immediately following the Record Date.

Independent Expert or **Grant Samuel** means Grant Samuel & Associates Pty Limited.

Information Memorandum means this information memorandum, providing information to assist MIM Shareholders in deciding how to vote on the Scheme.

JP Morgan means J.P. Morgan plc and/or, where the context requires, J.P. Morgan Securities Ltd.

Listing Rules means the listing rules of the ASX.

Marketable Parcel has the meaning give to that term in the ASX Business Rules.

MIM means M.I.M. Holdings Limited (ABN 69 009 814 019).

MIM Shareholder means each person who is registered in the Register as the holder of MIM Shares from time to time.

MIM Shares means fully paid ordinary shares in the capital of MIM.

MIM Share Registry means the MIM Share Registry, Level 1, Boundary Court, 55 Little Edward Street, Spring Hill, Queensland, 4000 or M.I.M. Holdings Limited, Share Registry, GPO Box 1433, Brisbane, Queensland, 4001.

Notice of Meeting means the Notice of Scheme Meeting of MIM Shareholders enclosed with this Information Memorandum.

Proposal means the acquisition of all the MIM Shares by Xstrata.

Record Date means 19 June 2003 being the record date to determine entitlements to receive the Scheme Consideration in accordance with the Scheme.

Register means the MIM register of members.

Scheme means the scheme of arrangement set out in Section 9 of this Information Memorandum, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act, which gives effect to the Proposal.

Scheme Consideration means $1.72 cash in respect of each Scheme Share.

Scheme Meeting means the meeting of MIM Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Scheme Participant means each MIM Shareholder as at the Record Date.

Scheme Shares means the MIM Shares held by the Scheme Participants.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Underwriting Agreement means the agreement between Xstrata plc and the underwriters named in that agreement to underwrite the issue of convertible unsecured loan stock in Xstrata plc, as described in Section 3.3(b) of this Information Memorandum.

Xstrata means Xstrata Holdings Pty Limited (ACN 104 160 689) of Level 34, 1 Macquarie Place, Sydney, New South Wales, 2000.

Xstrata Financing Agreement means the debt underwriting letter entered into by Xstrata (Schweiz) and the mandated lead arrangers and underwriters named in the letter in relation to the amendment and restatement of an existing US$1.4bn facility, as described in Section 3.3(c) of this Information Memorandum.

Xstrata Group means Xstrata plc and each of its subsidiaries and subsidiary undertakings (as defined in the UK Companies Act 1985).

Xstrata plc means Xstrata plc of Bahnhofstrasse 2, P.O. Box 102, Ch-6301, Zug, Switzerland.

Xstrata plc Meeting means the meeting of Xstrata plc Shareholders to be held on 8 May 2003 to consider resolutions to approve the Proposal and Xstrata's financing arrangements.

Xstrata plc Shares means fully paid ordinary shares of Xstrata plc.

Xstrata plc Shareholders means holders of fully paid ordinary shares in Xstrata plc.

Xstrata Shares means fully paid ordinary shares of Xstrata.

Xstrata (Schweiz) means Xstrata (Schweiz) AG of Bahnhofstrasse 2Z, P.O. Box 102, Ch-6301, Zug, Switzerland, a wholly owned subsidiary of Xstrata plc.

